     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 30, 1999


                                                      REGISTRATION NO. 333-75781
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                           EL PASO ENERGY CORPORATION
             (Exact name of registrant as specified in its charter)

               DELAWARE                                 4922                                76-0568816
   (State or other jurisdiction of          (Primary Standard Industrial        (IRS Employer Identification No.)
    incorporation or organization)          Classification Code Number)

                             ---------------------

                                                                         BRITTON WHITE JR., ESQ.
              EL PASO ENERGY CORPORATION                      EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                EL PASO ENERGY BUILDING                                EL PASO ENERGY CORPORATION
                 1001 LOUISIANA STREET                                   EL PASO ENERGY BUILDING
                 HOUSTON, TEXAS 77002                                     1001 LOUISIANA STREET
                    (713) 420-2131                                        HOUSTON, TEXAS 77002
                                                                             (713) 420-2131
  (Address, including zip code, and telephone number,
    including area code, of registrant's principal        (Name and address, including zip code, and telephone
                  executive offices)                                             number,
                                                               including area code, of agent for service)

                             ---------------------

                                   Copies to:

      GARY P. COOPERSTEIN, ESQ.                WILLIAM A. SMITH, ESQ.                  SETH A. KAPLAN, ESQ.
         WARREN DE WIED, ESQ.               EXECUTIVE VICE PRESIDENT AND          WACHTELL, LIPTON, ROSEN & KATZ
   FRIED, FRANK, HARRIS, SHRIVER &                GENERAL COUNSEL                      51 WEST 52ND STREET
               JACOBSON                              SONAT INC.                      NEW YORK, NEW YORK 10019
          ONE NEW YORK PLAZA                    AMSOUTH-SONAT TOWER                       (212) 403-1000
       NEW YORK, NEW YORK 10004               1900 FIFTH AVENUE NORTH
            (212) 859-8000                   BIRMINGHAM, ALABAMA 35203
                                                   (205) 325-3800

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF SECURITIES TO THE
PUBLIC: As soon as practicable after the effectiveness of this Registration Statement and the effective time of the merger described herein.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THE SECURITIES DESCRIBED IN THIS JOINT PROXY STATEMENT/PROSPECTUS UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS JOINT PROXY STATEMENT/PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  SUBJECT TO COMPLETION, DATED APRIL 30, 1999

[EL PASO LOGO]                                                      [SONAT LOGO]

                        JOINT PROXY STATEMENT/PROSPECTUS
                 MERGER PROPOSED -- YOUR VOTE IS VERY IMPORTANT


     The boards of directors of El Paso Energy Corporation and Sonat Inc. have approved a merger agreement that contemplates the merger of Sonat into El Paso. If we complete the merger, Sonat stockholders will receive one share of El Paso common stock for each share of Sonat common stock they own. El Paso stockholders will retain their El Paso common stock. We estimate that El Paso will issue approximately 110 million shares to Sonat stockholders in the merger, without giving effect to the exercise of any outstanding Sonat options. Those shares will represent approximately 48% of the outstanding shares of El Paso common stock after the merger. The El Paso common stock is listed on the New York Stock Exchange under the symbol "EPG."



     We believe that by combining El Paso's and Sonat's highly complementary operations and pipeline systems, we will create the preeminent natural gas company in North America. The combined company will rank among the leaders in all of the key sectors of the natural gas industry, including interstate and intrastate natural gas transmission, gas gathering and processing and energy marketing. Our combined interstate pipeline systems will consist of over 40,000 miles of natural gas pipeline and are expected to carry approximately 25% of the natural gas transported every day in the United States. The combined company's pipeline system will serve the gas and power markets in the west, midwest, northeast and mid-Atlantic currently served by El Paso, as well as the high-growth gas and power markets of the southeastern United States currently served by Sonat. The company will also be uniquely positioned to tap some of the richest natural gas supply basins in the United States and the Gulf of Mexico.


     YOUR VOTE IS VERY IMPORTANT. PLEASE TAKE THE TIME TO FOLLOW THE INSTRUCTIONS INCLUDED IN THE ATTACHED JOINT PROXY STATEMENT/PROSPECTUS. We cannot complete the merger in the manner described in the first paragraph unless stockholders of both companies vote to approve it. We have each scheduled a special meeting of our stockholders to vote on the merger agreement. We have included in the attached joint proxy statement/prospectus detailed information about the times, dates and places of the special meetings.


     To provide greater certainty of closing to Sonat stockholders, El Paso has committed to proceed with the merger regardless of the outcome of the vote of El Paso stockholders on the merger agreement. If Sonat stockholders approve, but El Paso stockholders do not approve, the merger agreement, the merger will be completed under an alternative structure not requiring a vote of El Paso stockholders. Under the alternative merger structure, Sonat would merge with an El Paso subsidiary, and El Paso would issue to Sonat stockholders, for each share of Sonat common stock they own, approximately .170 of a share of El Paso common stock, and between approximately .266 and .369 of a depositary share, depending on the trading price of the El Paso common stock during the period preceding the special meetings. Each depositary share would represent a 1/50th interest in a share of a new series of senior voting preferred stock of El Paso described in the attached joint proxy statement/prospectus.



     The attached joint proxy statement/prospectus gives you detailed information about the meetings and the proposed transactions. We encourage you to read this document carefully. IN PARTICULAR, YOU SHOULD READ THE "RISK FACTORS" SECTION BEGINNING ON PAGE 21 FOR A DESCRIPTION OF VARIOUS RISKS YOU SHOULD CONSIDER IN EVALUATING THE PROPOSED TRANSACTIONS.


     We are very enthusiastic about this merger and the strength and opportunities of the combined company. We join all the other members of our two companies' boards of directors in recommending that you vote in favor of the merger.


                                                     [/s/ RONALD L. KUEHN, JR.]



[/s/ WILLIAM A. WISE]
William A. Wise                              Ronald L. Kuehn, Jr.
Chairman of the Board, President and        Chairman of the Board, President and
  Chief Executive Officer                     Chief Executive Officer
 El Paso Energy Corporation                           Sonat Inc.

     NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THE SECURITIES TO BE ISSUED UNDER THIS JOINT PROXY STATEMENT/PROSPECTUS OR DETERMINED IF THIS JOINT PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THIS JOINT PROXY STATEMENT/PROSPECTUS IS DATED [               ], 1999, AND
IS FIRST BEING MAILED TO SONAT AND EL PASO STOCKHOLDERS ON OR ABOUT
[               ], 1999.

           [Map of the Combined Company's North American Operations]

[EL PASO LOGO]

                             ---------------------

                  NOTICE OF A SPECIAL MEETING OF STOCKHOLDERS


                          TO BE HELD ON JUNE 10, 1999


                             ---------------------

To the Stockholders of El Paso Energy Corporation:


     A special meeting of the stockholders of El Paso will be held at The Westin Galleria, located at 5060 W. Alabama, Houston, Texas 77056, at 9:00 a.m., local time, on Thursday, June 10, 1999, for the following purposes:



          1. To consider and vote on a proposal to approve and adopt the Second Amended and Restated Agreement and Plan of Merger, dated as of March 13, 1999, by and between El Paso and Sonat under which, among other things, Sonat will merge into El Paso, El Paso will issue to Sonat stockholders one share of El Paso common stock for each share of Sonat common stock owned by them and El Paso's certificate of incorporation will be amended to authorize El Paso to issue, from time to time, up to 750 million shares of common stock and 50 million shares of preferred stock. The preferred stock will be issuable in one or more series, with each series having terms determined by El Paso's board of directors. We have attached a copy of the merger agreement as Annex A to the attached joint proxy statement/prospectus; and


          2. To act on any other matters that may properly be brought before the special meeting or any adjournment or postponement of the special meeting.


     Only stockholders of record at the close of business on May 3, 1999 are entitled to notice of and to vote at the special meeting or any adjournment or postponement of the special meeting.


     THE BOARD OF DIRECTORS OF EL PASO UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

     You are cordially invited to attend the special meeting. Your vote is very important to us. Whether or not you plan to attend, please act promptly to vote your shares with respect to the proposals described above. You may vote your shares by marking, signing and dating the enclosed proxy and returning it in the return envelope provided, which requires no postage if mailed in the United States. You may also vote your shares by telephone or through the Internet by following the instructions we have provided on the enclosed proxy card. If you attend the special meeting, you may vote your shares in person, even if you have previously submitted a proxy in writing, by telephone or through the Internet.

                                           By Order of the Board of Directors,
                                           /s/ DAVID L. SIDDALL

                                           David L. Siddall
                                           Corporate Secretary

Houston, Texas

May   , 1999

[SONAT LOGO]
                             ---------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS


                          TO BE HELD ON JUNE 10, 1999

                             ---------------------

To the Stockholders of Sonat Inc.:


     A special meeting of the stockholders of Sonat will be held at The Westin Galleria, located at 5060 W. Alabama, Houston, Texas 77056, at 9:00 a.m., local time, on Thursday, June 10, 1999, for the following purposes:



          1. To consider and vote on a proposal to approve and adopt the Second Amended and Restated Agreement and Plan of Merger, dated as of March 13, 1999, by and between El Paso and Sonat under which, among other things, Sonat will merge into El Paso and Sonat stockholders will receive one share of El Paso common stock for each share of Sonat common stock owned by them or, as more fully described in the attached joint proxy statement/prospectus, if El Paso stockholders do not approve the merger agreement, Sonat will instead merge with a subsidiary of El Paso and Sonat stockholders will receive, for each share of Sonat common stock, a fraction of a share of El Paso common stock and a fraction of a depositary share representing a fractional interest in a new series of senior voting preferred stock of El Paso. We have attached a copy of the merger agreement as Annex A to the joint proxy statement/prospectus; and


          2. To act on any other matters that may properly be brought before the special meeting or any adjournment or postponement of the special meeting.


     Only stockholders of record at the close of business on May 3, 1999 are entitled to notice of and to vote at the special meeting or any adjournment or postponement of the special meeting.


     THE BOARD OF DIRECTORS OF SONAT UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

     You are cordially invited to attend the special meeting. Your vote is very important to us. Whether or not you plan to attend, please act promptly to vote your shares with respect to the proposals described above. You may vote your shares by marking, signing and dating the enclosed proxy and returning it in the return envelope provided, which requires no postage if mailed in the United States. If you attend the special meeting, you may vote your shares in person even if you have previously submitted a proxy.

                                           By Order of the Board of Directors,

                                           /s/ BEVERLY T. KRANNICH
                                           -----------------------
                                           Beverley T. Krannich
                                           Secretary



Birmingham, Alabama
May   , 1999

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
QUESTIONS AND ANSWERS ABOUT THE EL PASO/SONAT MERGER........  1
SUMMARY.....................................................  4
  The Companies.............................................  4
  Our Reasons for the Merger................................  5
  The Merger................................................  5
  The Special Meetings......................................  5
  Our Recommendation to Stockholders........................  6
  Record Date...............................................  6
  Votes Required............................................  6
  Voting Agreements.........................................  6
  Share Ownership by Management.............................  7
  What Stockholders will Receive in the Merger..............  7
  Principal Terms of the Depositary Shares..................  7
  Determination of the Merger Consideration under the
     Alternative Merger Structure...........................  8
  Amendment to El Paso's Certificate of Incorporation.......  9
  Amendment to El Paso's By-laws............................  9
  Opinions of Financial Advisors............................  9
  Material Terms of the Merger Agreement....................  10
  Accounting Treatment......................................  11
  Stock Option Agreements...................................  11
  Listing of El Paso Stock..................................  12
  Directors of El Paso after the Merger.....................  12
  Termination and Consulting Agreement with Mr. Kuehn.......  12
  Regulatory Approvals Required for the Merger..............  12
  Interests of Certain Persons in the Merger................  13
  Comparative Market Prices.................................  14
  El Paso Selected Historical Financial Data................  15
  Sonat Selected Historical Financial Data..................  16
  Selected Unaudited Pro Forma Condensed Combined Financial
     Information............................................  17
  Comparative Per Share Data................................  20
RISK FACTORS................................................  21
  Operational Risks.........................................  21
  Transaction Risks.........................................  24
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS...  26
THE MERGER..................................................  28
  Background of the Merger..................................  28
  Recommendation of the Board of Directors of El Paso; El
     Paso's Reasons for the Merger..........................  33
  Recommendation of the Board of Directors of Sonat; Sonat's
     Reasons for the Merger.................................  37
  Accounting Treatment......................................  39
  Description of Material United States Federal Income Tax
     Consequences...........................................  39
  Regulatory Approvals Required for the Merger..............  41
  No Appraisal Rights.......................................  42
  Federal Securities Laws Consequences; Stock Transfer
     Restrictions...........................................  42
  Amendment to El Paso's By-laws............................  43
OPINIONS OF FINANCIAL ADVISORS..............................  44
  Opinion of Financial Advisor to El Paso...................  44
  Opinion of Financial Advisor to Sonat.....................  51
MATERIAL TERMS OF THE MERGER AGREEMENT......................  58
  The Merger................................................  58
  The Alternative Merger Structure..........................  58
  Closing; Effective Time...................................  58
  Consideration to be Received in the Merger................  58

                                                              PAGE
                                                              ----
  Consideration to be Received Under the Alternative Merger
     Structure..............................................  59
  Cancellation of Shares....................................  59
  Procedures for Surrender of Certificates; Fractional
     Shares.................................................  60
  Representations and Warranties............................  60
  Covenants.................................................  61
  Additional Agreements.....................................  64
  Conditions to the Completion of the Merger................  67
  Termination...............................................  67
  Amendments................................................  69
MATERIAL TERMS OF THE STOCK OPTION AGREEMENTS...............  69
  Terms of the Options......................................  69
  Substitute Option.........................................  69
  Exchange at the Option of the Grantee.....................  70
  Limitation of Profit......................................  70
  Effect of Stock Option Agreements.........................  70
MATERIAL TERMS OF THE VOTING AGREEMENTS.....................  70
MATERIAL TERMS OF THE KUEHN TERMINATION AND CONSULTING
  AGREEMENT.................................................  71
THE SPECIAL MEETINGS........................................  71
  Dates, Times and Places...................................  71
  Matters to be Considered at the Special Meetings..........  71
  Record Date; Stock Entitled to Vote; Quorum...............  72
  Votes Required............................................  72
  Share Ownership of Management.............................  72
  Voting of Proxies.........................................  73
FINANCIAL INFORMATION.......................................  75
COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND
  INFORMATION...............................................  87
DESCRIPTION OF SENIOR CUMULATIVE EXCHANGEABLE PREFERRED
  STOCK AND DEPOSITARY SHARES...............................  88
  El Paso Senior Cumulative Exchangeable Preferred Stock....  88
  El Paso Depositary Shares.................................  89
DIRECTORS OF EL PASO AFTER THE MERGER.......................  92
INTERESTS OF CERTAIN PERSONS IN THE MERGER..................  92
COMPARISON OF STOCKHOLDER RIGHTS............................  97
WHERE YOU CAN FIND MORE INFORMATION.........................  104
EXPERTS.....................................................  106
LEGAL MATTERS...............................................  107
INDEPENDENT PUBLIC ACCOUNTANTS..............................  107
SUBMISSION OF STOCKHOLDER PROPOSALS.........................  107
OTHER MATTERS...............................................  107
INFORMATION REGARDING EL PASO AND SONAT DIRECTORS...........  108


LIST OF ANNEXES


  ANNEX    Second Amended and Restated Agreement and Plan of Merger
     A
  ANNEX    Amended and Restated Stock Option Agreement for Option
     B     Granted by Sonat to El Paso
  ANNEX    Amended and Restated Stock Option Agreement for Option
     C     Granted by El Paso to Sonat
  ANNEX    Opinion of Donaldson, Lufkin & Jenrette Securities
     D     Corporation
  ANNEX    Opinion of Merrill Lynch, Pierce, Fenner & Smith
     E     Incorporated

     THIS DOCUMENT INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT OUR COMPANIES FROM DOCUMENTS WE HAVE FILED WITH THE SEC THAT WE HAVE NOT INCLUDED IN OR DELIVERED WITH THIS DOCUMENT. EL PASO WILL PROVIDE YOU WITH COPIES OF THIS INFORMATION RELATING TO EL PASO, WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST TO:

         EL PASO ENERGY CORPORATION
         EL PASO ENERGY BUILDING
         1001 LOUISIANA STREET
         HOUSTON, TEXAS 77002
         ATTENTION: OFFICE OF INVESTOR RELATIONS
         TELEPHONE NUMBER: (713) 420-2131

     SONAT WILL PROVIDE YOU WITH COPIES OF THIS INFORMATION RELATING TO SONAT, WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST TO:

         SONAT INC.
         AMSOUTH-SONAT TOWER
         1900 FIFTH AVENUE NORTH
         BIRMINGHAM, ALABAMA 35203
         ATTENTION: OFFICE OF INVESTOR RELATIONS
         TELEPHONE NUMBER: (205) 325-3898


     IN ORDER TO RECEIVE TIMELY DELIVERY OF THE DOCUMENTS IN ADVANCE OF OUR SPECIAL STOCKHOLDERS' MEETINGS, YOU SHOULD MAKE YOUR REQUEST NO LATER THAN JUNE 1, 1999.



     FOR MORE INFORMATION ON THE MATTERS INCORPORATED BY REFERENCE IN THIS DOCUMENT, SEE "WHERE YOU CAN FIND MORE INFORMATION" BEGINNING ON PAGE 104.

              QUESTIONS AND ANSWERS ABOUT THE EL PASO/SONAT MERGER

Q:   WHAT DO I NEED TO DO NOW?

A: After you have carefully read this document, just indicate on your proxy card how you want to vote. Sign and mail the proxy card in the enclosed prepaid return envelope as soon as possible. If you are an El Paso stockholder, you may also vote your shares via the Internet or by telephone. To vote via the Internet or by telephone, please follow the instructions on your proxy card.

     - Sonat Stockholders. For us to complete the merger, holders of a majority of the outstanding shares of Sonat common stock must adopt the merger agreement. If you do not vote your Sonat shares, the effect will be a vote against the merger agreement.


     - El Paso Stockholders. Holders of a majority of the outstanding shares of El Paso common stock must approve the merger agreement for El Paso to issue solely common stock in the merger and to adopt the described amendment to the El Paso certificate of incorporation. If Sonat stockholders approve, but El Paso stockholders do not approve, the merger agreement, the merger will occur under an alternative structure described more fully in this joint proxy statement/prospectus. Under the alternative merger structure, El Paso will issue a combination of (1) common stock and (2) depositary shares representing interests in a new series of senior voting preferred stock. If you do not vote your El Paso shares, the effect will be a vote against the issuance of solely El Paso common stock in the merger and against the described amendment to El Paso's certificate of incorporation.


Q:   WHAT DO I DO IF I WANT TO CHANGE MY VOTE?

A:   You may change your vote:

     - by sending a written notice to the corporate secretary of your company before your stockholders' meeting stating that you would like to revoke your proxy;

     - by signing another proxy card and returning it by mail prior to your stockholders' meeting; or

     - by attending your stockholders' meeting and voting in person.


     El Paso stockholders may also change their votes by telephone or over the Internet by following the instructions provided on their proxy card.


Q:   SHOULD I SEND IN MY STOCK CERTIFICATES AT THIS
     TIME?

A: No. After we complete the merger, El Paso will send Sonat stockholders written instructions for exchanging their Sonat stock certificates for El Paso stock certificates. Stock certificates held by El Paso stockholders will continue to represent an identical number of shares of El Paso common stock after the merger is completed.

Q:   IF MY SHARES ARE HELD IN "STREET NAME" BY MY
     BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

A: Your broker will vote your shares only if you provide your broker with instructions on how to vote. Your broker will contact you regarding the procedures necessary for him or her to vote your shares. Please tell your broker how you would like him or her to vote your shares. If you do not tell your broker how to vote, your shares will not be voted, which will have the same effect as a vote against the merger agreement.

Q:   IS THE MERGER TAXABLE?


A:   We expect the merger to be tax free. We
     have structured the merger so that our legal counsel will be able to deliver opinions that neither El Paso, Sonat nor the Sonat stockholders will recognize any gain or loss for United States federal income tax purposes in the merger, except with respect to any cash that Sonat stockholders will receive instead of fractional shares. The opinion will apply whether Sonat stockholders receive only El Paso common stock in the merger or both El Paso common stock and depositary shares in the alternative merger. Receipt of these opinions is a condition to completing the merger or the alternative merger, as applicable. In addition, El Paso stockholders will not recognize any gain or loss with respect to their El Paso shares as a result of the merger or the alternative merger.



     We describe the material United States federal income tax consequences of the transactions in more detail on page 39. The tax consequences to you will depend on the facts of your own situation. Please consult your tax advisors for a full understanding of the tax consequences to you.


Q:   WHEN DO YOU EXPECT TO COMPLETE THE MERGER?

A:   We are working toward completing the
     merger as quickly as possible. We must first obtain the necessary regulatory clearance and the approvals of our stockholders at the special meetings. We hope to complete the merger in the third or fourth quarter of 1999. However, we cannot assure you as to when or if the merger will occur.

Q:   WILL THERE BE ANY CHANGES TO THE AMOUNT OF
     DIVIDENDS I RECEIVE?


A: Before the merger, we expect no changes in the dividend policies of El Paso or Sonat. After the merger, we expect the initial dividend rate to be $.20 per share on the combined company's common stock per quarter. In its decision to declare future dividends, the combined company's board will consider business conditions and the earnings and financial conditions of the combined company and its subsidiaries.


Q:   WILL I HAVE THE RIGHT TO HAVE MY SHARES
     APPRAISED IF I DISSENT FROM THE MERGER?

A: No. Both El Paso and Sonat are organized under Delaware law. Under Delaware law, neither El Paso nor Sonat stockholders have a right to dissent and receive the appraised value of their shares in connection with the merger, even if the merger is completed under the alternative merger structure.

Q:   WHERE CAN I FIND MORE INFORMATION ABOUT THE
     COMPANIES?


A: Both companies file reports and other information with the SEC. You may read and copy this information at the SEC's public reference facilities. Please call the SEC at 1-800-SEC-0330 for information about these facilities. This information is also available at the Internet site the SEC maintains at http://www.sec.gov and at the offices of the New York Stock Exchange. You can also request copies of these documents from us. In addition, you can get information about our companies from our Internet sites located at http://www.epenergy.com and http://www.sonat.com. For more information, please see "Where You Can Find More Information," beginning on page 104.

                         WHO CAN ANSWER YOUR QUESTIONS?

             If you have additional questions, you should contact:

                             EL PASO STOCKHOLDERS:
                           El Paso Energy Corporation
                            El Paso Energy Building
                             1001 Louisiana Street
                              Houston, Texas 77002
                    Attention: Office of Investor Relations
                        Telephone Number: (713) 420-2131

                              SONAT STOCKHOLDERS:
                                   Sonat Inc.
                              AmSouth-Sonat Tower
                            1900 Fifth Avenue North
                           Birmingham, Alabama 35203
                    Attention: Office of Investor Relations
                        Telephone Number: (205) 325-3898

                             ---------------------

                  If you would like additional copies of this joint proxy statement/prospectus, or if you have questions about the merger, you may also contact:

                             EL PASO STOCKHOLDERS:
                        [GEORGESON & COMPANY INC. LOGO]
                               Wall Street Plaza
                            New York, New York 10005
                 Banks and Brokers call collect (212) 440-9800
                         CALL TOLL FREE: 1-800-223-2064

                              SONAT STOCKHOLDERS:

                             D.F. KING & CO., INC.
                                77 Water Street
                            New York, New York 10005
                         CALL TOLL FREE: 1-800-659-5550

                                    SUMMARY


     This summary highlights selected information from this joint proxy statement/prospectus. It may not contain all of the information that is important to you. To understand the proposed transactions fully and for a more detailed description of the legal terms of the transactions, we urge you to read carefully the entire joint proxy statement/prospectus and the documents we refer to in this document. See "Where You Can Find More Information" beginning on page
104. We have included page references directing you to a more complete description of each item presented in this summary.


THE COMPANIES

EL PASO ENERGY CORPORATION
El Paso Energy Building
1001 Louisiana Street
Houston, Texas 77002
(713) 420-2131

     El Paso is a diversified energy holding company. It is engaged through its subsidiaries in the interstate and intrastate transportation, gathering and processing of natural gas, marketing of natural gas, power and other commodities, power generation, and the development and operation of energy infrastructure facilities worldwide. El Paso owns the only integrated coast-to-coast natural gas pipeline system in the United States.

     El Paso has approximately 3,600 full-time employees.


     Recent Developments. On April 23, 1999, El Paso announced its preliminary results of operations for the first quarter ended March 31, 1999. El Paso's reported consolidated earnings before interest expense and income taxes for the first quarter of 1999 rose 17% to $190 million, up from $163 million reported for the first quarter of 1998. El Paso also reported that diluted earnings per common share rose 21% to $0.58, compared to $0.48 reported for the first quarter of 1998, excluding the cumulative effect of an accounting change implemented in the first quarter of 1999. The accounting change, which relates to the treatment of certain project development costs that newly adopted accounting standards require be expensed rather than capitalized, resulted in a non-recurring $13 million after-tax charge, or a charge of $0.10 per diluted share.


SONAT INC.
AmSouth-Sonat Tower
1900 Fifth Avenue North
Birmingham, Alabama 35203
(205) 325-3800


     Sonat is a diversified energy holding company. It is engaged through its subsidiaries and joint ventures in domestic oil and natural gas exploration and production, the transmission and storage of natural gas, and natural gas and electric power marketing. Sonat has interests in oil and gas producing properties located primarily in Louisiana, Texas, Oklahoma, Arkansas, Alabama, New Mexico and the Gulf of Mexico. Sonat owns approximately 1.6 trillion cubic feet equivalent of proved reserves.


     Sonat has approximately 1,900 full-time employees.


     Recent Developments. On April 22, 1999, Sonat issued an earnings release reporting a loss of $212.2 million, or $1.93 per share, for the three months ended March 31, 1999, which included a $228.5 million, or $2.08 per share, ceiling test charge required by full cost accounting for its exploration and production business segment. In the same 1998 period Sonat earned $28.0 million, or $.25 per share, which included a $25.8 million, or $.23 per share, ceiling test charge. Excluding the ceiling test charges, the decline in earnings is principally due to sharply lower oil and natural gas prices and lower production. Total production declined from 78 billion cubic feet of natural gas equivalent (Bcfe) to 55 Bcfe, primarily due to significant producing property sales that took place during 1998. Realized natural gas prices for the first quarter of 1999 were $1.66 per thousand cubic feet (Mcf) as compared with $2.01 per Mcf last year. Realized oil prices were $11.04 per barrel compared with $14.76 per barrel last year. In addition, first quarter 1999 earnings were negatively impacted by $4.1 million, or $.04 per share, of expenses pertaining to Sonat's proposed merger with El Paso and unrealized tax credits.



OUR REASONS FOR THE MERGER (PAGES 33-39)


     El Paso. The El Paso board believes that the merger offers an excellent opportunity to create value for the combined company and its stockholders for the following principal reasons, among others:

     - The combined company will be the preeminent natural gas company in North America, ranking among the leaders in all key sectors of the natural gas industry.


     - Sonat's assets and operations are highly complementary to El Paso's, and the combined company's pipeline systems will occupy a prominent position in the geographical regions with the fastest growing natural gas markets in the United States.


     - The merger furthers El Paso's strategy of growing its natural gas pipeline, gathering and processing, energy marketing and power generation businesses.

     - The merger is expected to enable the combined company to realize corporate and operational cost-savings of at least $60 million in the year 2000.


     - The combined company, as compared to El Paso on a stand-alone basis, is expected to have a relatively greater amount of cash flow available to cover its interest expense and a relatively greater amount of cash flow as compared to total indebtedness. This should enhance the combined company's ability to obtain financing at lower rates of interest, increasing its financial flexibility to pursue its growth strategy.


     Sonat. The Sonat board believes that the merger provides Sonat stockholders with an investment in an attractive company with strong growth prospects that will enhance stockholder value for Sonat's stockholders, for various reasons, including the following:

     - The combined company will constitute the premier natural gas company in North America and will rank among the leaders in all key sectors of the natural gas industry, including interstate and intrastate natural gas transmission, gas gathering and processing and energy marketing.

     - The combination of Sonat with El Paso will provide a complementary fit of both companies' strengths and needs.

     - The merger will allow the combined company to realize significant combination benefits.

     - The merger will create a larger, more competitive company that will have advantages of scale and scope in many areas.

     - The combined company's size and enhanced financial strength should, among other things, enable the combined company to participate in larger and more profitable projects in the United States and internationally than either company could on a stand-alone basis.

     - The corporate cultures and management philosophies of the two companies are compatible.


THE MERGER (PAGE 28)


     In the merger, Sonat will merge into El Paso, with El Paso continuing as the surviving company. If El Paso's stockholders do not approve the merger agreement, the merger will be completed under an alternative structure. Under the alternative merger structure, a subsidiary of El Paso will merge into Sonat, and Sonat will become a wholly owned subsidiary of El Paso.


THE SPECIAL MEETINGS (PAGE 71)



     El Paso Stockholders. We will hold the El Paso special meeting on Thursday, June 10, 1999 at 9:00 a.m., local time, at The Westin Galleria, located at 5060
W. Alabama, Houston, Texas 77056. At El Paso's special meeting we will ask you to adopt the merger agreement which provides for the merger, the issuance of shares of El Paso common stock in the merger and an amendment to El Paso's certificate of incorporation increasing the number of shares of common and preferred stock El Paso is authorized to issue.



     Sonat Stockholders. We will hold the Sonat special meeting on Thursday, June 10, 1999 at 9:00 a.m., local time, at The Westin Galleria, located at 5060
W. Alabama, Houston, Texas

77056. At Sonat's special meeting, we will ask you to adopt the merger agreement.



OUR RECOMMENDATION TO STOCKHOLDERS (PAGES 33-39)


     El Paso Stockholders. The El Paso board believes that the merger agreement and the transactions contemplated by it are fair to and in the best interests of El Paso and its stockholders and unanimously recommends that you vote FOR the adoption of the merger agreement.

     Sonat Stockholders. The Sonat board believes that the merger agreement and the transactions contemplated by it are fair to and in the best interests of Sonat and its stockholders and unanimously recommends that you vote FOR the adoption of the merger agreement.


RECORD DATE (PAGE 72)



     You may vote at your stockholders' meeting if you owned shares of common stock at the close of business on May 3, 1999. For each share of common stock that you own on that date, you will have one vote at your company's special meeting on the proposal to approve and adopt the merger agreement.



VOTES REQUIRED (PAGE 72)



     El Paso. The adoption of the merger agreement, including approval of the issuance of shares of El Paso common stock in the merger and the amendment to El Paso's certificate of incorporation increasing the number of shares of common and preferred stock El Paso is authorized to issue, requires the favorable vote of El Paso stockholders holding a majority of the outstanding shares of El Paso common stock. At the close of business on April 28, 1999, 122,809,272 shares of El Paso common stock were outstanding.



     To provide greater certainty of closing to Sonat stockholders, the merger agreement obligates El Paso to proceed with the merger regardless of the outcome of the vote of El Paso stockholders on the merger agreement. If El Paso stockholders do not approve the merger agreement, the merger will be completed under an alternative structure not requiring a vote of El Paso stockholders. Under the alternative merger structure, El Paso would issue to Sonat stockholders the maximum number of shares of common stock El Paso may issue under the rules of the New York Stock Exchange without a vote of its stockholders, less the number of shares reserved for issuance on the exercise of Sonat options. Based on the number of shares of El Paso common stock and Sonat options outstanding as of the close of business on March 5, 1999, this number would be approximately 18,726,782 shares.



     Under the alternative merger structure El Paso would also issue to Sonat stockholders depositary shares representing shares of a new series of senior voting preferred stock as the remainder of the consideration. We expect that these depositary shares representing senior voting preferred stock would have a total liquidation preference of between approximately $2.92 and $4.06 billion, depending on the trading value of the El Paso common stock over the ten trading days preceding the second trading day before the Sonat special meeting. In addition, we would instruct our respective financial advisors to agree on a dividend rate for the senior voting preferred stock that they believe would cause the depositary shares, when fully distributed after the completion of the merger, to have an aggregate initial trading value as nearly equal as possible to their total liquidation preference. We describe in "-- What Stockholders will Receive in the Merger" below the consideration that Sonat stockholders will receive under the alternative merger structure for each share of Sonat common stock. We describe the terms of the depositary shares in "--Principal Terms of the Depositary Shares" below.



     Sonat. The adoption of the merger agreement requires the favorable vote of Sonat stockholders holding at least a majority of the outstanding shares of Sonat common stock. At the close of business on April 28, 1999, 110,050,962 shares of Sonat common stock were outstanding.



VOTING AGREEMENTS (PAGE 70)



     Selim K. Zilkha and Michael S. Zilkha, directors of Sonat, and a trust of which Selim K. Zilkha is the trustee, have agreed to vote shares representing approximately 20.8% of the total outstanding shares of Sonat common stock as of the close of business on May 3, 1999 in favor of adoption of the merger agreement. El Paso has agreed that the rights of the Zilkhas contained in a registration rights agreement to which they and Sonat are a party to, will continue in effect after the completion of the merger.

     Ronald L. Kuehn, Jr., Chairman, President and Chief Executive Officer of Sonat has also agreed to vote his shares, representing less than one percent of the total outstanding shares of Sonat common stock, in favor of the adoption of the merger agreement.



SHARE OWNERSHIP BY MANAGEMENT (PAGE 72)



     El Paso. On April 28, 1999, the directors and executive officers of El Paso and their affiliates were entitled to vote approximately 3.5 million shares of El Paso common stock. These shares represent approximately 2.8% of the outstanding shares of El Paso common stock. All of the executive officers and directors of El Paso have indicated to us that they intend to vote their shares in favor of the merger agreement.



     Sonat. On April 28, 1999, other than the Zilkas, the directors and executive officers of Sonat and their affiliates were entitled to vote approximately 417,411 shares of Sonat common stock. These shares represent less than one percent of the outstanding shares of Sonat common stock. All of the executive officers and directors of Sonat have indicated to us that they intend to vote their shares in favor of the merger agreement.



WHAT STOCKHOLDERS WILL RECEIVE IN THE MERGER (PAGES 58-59)


     Sonat Stockholders. If we complete the merger, you will receive one share of El Paso common stock for each share of Sonat common stock you own. This exchange ratio will not change if the market price of El Paso or Sonat common stock increases or decreases between now and the date of the merger.

     If El Paso stockholders do not approve the adoption of the merger agreement, El Paso will be required to proceed with the merger under the alternative merger structure. In the alternative merger, you will receive, for each share of Sonat common stock you own:

     - a fraction of a share of El Paso common stock; and

     - a fraction of an El Paso depositary share, which will represent a fractional interest in a share of a new series of senior voting preferred stock of El Paso.

     We describe the method we will use to calculate the El Paso common stock and depositary shares that you will receive under the alternative merger structure in "-- Determination of the Merger Consideration under the Alternative Merger Structure" below.

     Each share of El Paso common stock you receive in the merger, including under the alternative merger structure, will have attached to it one preferred stock purchase right issued under El Paso's shareholder rights plan. If a party acquires 15% or more of El Paso's common stock without receiving the prior approval of the El Paso board these rights will permit their holders, other than the acquiring party, to acquire securities of El Paso at a discount.

     El Paso Stockholders. You will not receive any new shares in the merger. You will continue to own your shares of El Paso common stock after the merger.


PRINCIPAL TERMS OF THE DEPOSITARY SHARES (PAGE 88)


     - Each depositary share will represent a 1/50th interest in a share of a new series of El Paso senior voting preferred stock.

     - Each depositary share will entitle its holder to $100, to the extent available, if El Paso is liquidated. This $100 preference amount would have to be paid in full before holders of El Paso common stock could receive any distribution on a liquidation of El Paso.

     - The dividend rate on the senior voting preferred stock will be determined prior to the closing by El Paso's and Sonat's financial advisors. They will be instructed to agree on a dividend rate that they believe will cause the depositary shares, when fully distributed after completion of the alternative merger, to trade initially at a value as nearly equal as possible to $100 per share. If they cannot agree on a dividend rate, they will select a third investment banking firm to determine the rate.

     - Dividends will be payable on a quarterly basis.

     - The senior voting preferred stock will rank senior, for purposes of dividends and liquidation rights, to the El Paso common stock. We will not be permitted to issue shares that rank senior to the senior voting preferred stock for those purposes, but will be permitted to issue shares that rank equally with the senior voting preferred stock.


     - Each depositary share will entitle its holder to one vote on all matters that El Paso stockholders vote on in the future. If at any time El Paso owes holders of the depositary shares dividends for six or more quarters, the holders of the depositary shares will have the right to directly elect two members of El Paso's board.


     - El Paso will have the right, subject to any required approvals, to exchange each depositary share for shares of El Paso common stock having a market value equal to $100 plus the amount of any unpaid dividends for prior periods.

     - If El Paso completes a merger and its common stock is converted into stock of another party or cash, the senior voting preferred stock will in most instances be assumed by the other party.

     - The maturity date of the senior voting preferred stock will be on the 21st anniversary of the completion of the alternative merger. At maturity, El Paso will be required to redeem each depositary share for $100 in cash plus the amount of any unpaid dividends for prior periods.


DETERMINATION OF THE MERGER CONSIDERATION UNDER THE ALTERNATIVE MERGER STRUCTURE (PAGE 59)



     The fraction of a share of El Paso common stock that would be received by Sonat stockholders in exchange for each share of Sonat common stock under the alternative merger structure will be determined by dividing



     - the maximum number of shares of common stock El Paso may issue under the rules of the New York Stock Exchange without a vote of its stockholders less the number of shares reserved for issuance on the exercise of Sonat options, which as of the close of business of March 5, 1999, was approximately 18,726,782 shares, by


     - the number of shares of Sonat common stock outstanding at the time the merger is completed.


     The fraction of a depositary share that will be received in exchange for each share of Sonat common stock would be determined by dividing


- the product of

     (1) one minus the fraction of a share of El Paso common stock that would be received for each share of Sonat common stock, and



     (2) an implied price for a share of El Paso common stock equal to the average of the closing prices for the El Paso common stock over the ten trading days preceding the second trading day before the Sonat special meeting, except that the implied price cannot be less than $32.00 or greater than $44.50,


- by $100.


     Based on the number of shares of El Paso and Sonat common stock and Sonat options outstanding as of the close of business on March 5, 1999, each share of Sonat common stock would be exchanged, under the alternative merger structure, for approximately .170 of a share of El Paso common stock and between .266 and
 .369 of a depositary share.


     El Paso will not issue any fractional shares of common stock or depositary shares.

     The following table illustrates how differences in the average trading price of El Paso common stock over the ten trading days preceding the second trading day before the merger would affect the implied price for a share of the El Paso common stock for purposes of calculating the number of depositary shares to be issued in the alternative merger and the number and intended initial, fully distributed trading value of a fraction of the El Paso depositary shares to be received by Sonat stockholders in the alternative merger for each share of Sonat common stock they own. Each whole depositary share is intended to have an initial, fully distributed trading value of $100.



                                                                      INTENDED INITIAL TRADING
                                           FRACTION OF A DEPOSITARY    VALUE OF THE FRACTION
AVERAGE TRADING PRICE OF                   SHARE TO BE RECEIVED FOR    OF A DEPOSITARY SHARE
  EL PASO COMMON STOCK     IMPLIED PRICE       EACH SONAT SHARE            TO BE RECEIVED
------------------------   -------------   ------------------------   ------------------------
         $30.00               $32.00                 .266                      $26.56
          32.00                32.00                 .266                       26.56
          36.00                36.00                 .299                       29.88
          40.00                40.00                 .332                       33.20
          44.50                44.50                 .369                       36.94
          46.00                44.50                 .369                       36.94



     The value as of the close of business on the closing date of the El Paso common stock that Sonat stockholders would receive in the alternative merger for each share of Sonat common stock can be determined by multiplying (1) .170, the fraction of a share of El Paso common stock that we expect Sonat stockholders to receive in the alternative merger for each share of Sonat common stock, and (2) the closing trading price for a share of El Paso common stock on the closing date. The initial value of the total consideration to be received by Sonat stockholders in the alternative merger for each share of Sonat common stock would approximately equal this amount plus the applicable intended initial trading value of the fraction of the depositary share to be received as illustrated by the table above.



AMENDMENT TO EL PASO'S CERTIFICATE OF INCORPORATION (PAGE 28)


     If the El Paso stockholders approve the merger agreement, as part of the merger, the El Paso certificate of incorporation will be amended with the effect that after the merger the authorized capital stock of El Paso will increase from 275 million to 750 million shares of common stock and from 25 million to 50 million shares of preferred stock. The combined company will have the right to issue these shares of preferred stock in one or more series. The terms of each series issued will be determined by the combined company's board of directors.


AMENDMENT TO EL PASO'S BY-LAWS (PAGE 43)


     Under the merger agreement, El Paso's by-laws will be amended to require that any stockholder wishing to nominate candidates for election as directors at El Paso's annual stockholders' meeting or to bring other business before the meeting must notify El Paso between 120 and 90 days before the anniversary of the prior year's annual meeting. El Paso's current by-laws require that stockholders provide notice between 90 and 60 days before the anniversary of the prior year's annual meeting.

     El Paso intends to make this amendment regardless of the structure used to complete the merger.


OPINIONS OF FINANCIAL ADVISORS (PAGE 44)


     El Paso. In deciding to approve the merger, the El Paso board considered, among the various factors described below in "The Merger -- Recommendation of the Board of Directors of El Paso; El Paso's Reasons for the Merger," the opinion of its financial advisor, Donaldson, Lufkin & Jenrette Securities Corporation, as to the fairness to El Paso, from a financial point of view, of the exchange ratio in the merger and the consideration to be paid by El Paso under the alternative merger structure. We have attached this opinion as Annex D to this joint proxy statement/prospectus and encourage you to read it.

     Sonat. In deciding to approve the merger, the Sonat board considered, among the various factors described below in "The Merger -- Recommenda-tion of the Board of Directors of Sonat; Sonat's
Reasons for the Merger," the opinion of its financial advisor, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as to the fairness to Sonat, from a financial point of view, of the consideration to be received by Sonat stockholders in the merger and under the alternative merger structure. We have attached this opinion as Annex E to this joint proxy statement/prospectus and encourage you to read it.



MATERIAL TERMS OF THE MERGER AGREEMENT (PAGE 58)


     We have attached the merger agreement as Annex A to this joint proxy statement/prospectus. We encourage you to read the merger agreement because it is the legal document that governs the merger.


  Conditions to Completion of the Merger (page 67)


     We will complete the merger only if a number of conditions are satisfied or waived including:

     - Sonat stockholders adopt the merger agreement;

     - no law or court order prohibits the transaction;

     - the waiting period under federal antitrust laws applicable to the merger expires or terminates;

     - all other regulatory approvals are received without conditions that would be materially adverse to El Paso's and Sonat's combined businesses, financial condition or results of operations; and

     - attorneys for El Paso and Sonat issue opinions that the merger is expected to be tax free.


  Termination of the Merger Agreement (page 67)


     El Paso and Sonat can jointly agree to terminate the merger agreement at any time without completing the merger. In addition, either company can terminate the merger agreement if:

          (1) we do not complete the merger by March 31, 2000;

          (2) the Sonat stockholders fail to adopt the merger agreement; or

          (3) a governmental authority permanently prohibits the merger.

     Sonat can also terminate the merger agreement if:


          (1) El Paso's representations and warranties in the merger agreement were untrue, or El Paso does not do the things it agreed to do in the merger agreement, and, in either case, the unresolved problem is so significant that it is materially adverse to El Paso's business, financial condition or results of operations;


          (2) Sonat receives, before its special meeting, an unsolicited proposal to acquire in a tender offer, merger or otherwise 50% or more of its common stock or assets, and

          - Sonat's board of directors believes that its legal duties require that it consider the new proposal;

          - after considering the new proposal, the board of directors concludes that the new proposal is more favorable to Sonat stockholders than our proposed merger;

          - Sonat gives El Paso five business days to respond to the new proposal; and

          - Sonat pays El Paso a termination fee of $150 million; or

          (3) the preferred stock purchase rights under El Paso's shareholder rights plan are triggered, and assuming all of the purchase rights are exercised, the triggering stockholder would own 25% or more of El Paso's common stock.

     In addition, El Paso can terminate the merger agreement if:

          (1) Sonat's representations and warranties in the merger agreement were untrue, or Sonat does not do the things it agreed to do in the merger agreement, and, in either case, the unresolved problem is so significant that it is materially adverse to Sonat's business, financial condition or results of operations;

          (2) Sonat's board of directors no longer recommends that Sonat stockholders vote to adopt the merger agreement or recommends that Sonat stockholders accept a proposal from a third party for a tender or exchange offer, merger or other takeover transaction for at least 25% of Sonat's common stock or assets; or

          (3) the preferred stock purchase rights under Sonat's shareholder rights plan are triggered, and assuming all of the purchase rights are exercised, the triggering stockholder would own 25% or more of Sonat's common stock.

  Termination Fees (page 67)

     Sonat must pay El Paso a termination fee of $150 million following termination of the merger agreement and reimburse El Paso for expenses up to $10 million if:

          (1) Sonat or the Sonat stockholders receive a proposal from a third party to acquire in a tender or exchange offer, merger or other takeover transaction 25% or more of Sonat's common stock or assets; and

          - Sonat or El Paso terminates the merger agreement because the Sonat stockholders do not adopt the merger agreement or because we do not complete the merger by March 31, 2000; and

          - Sonat enters into an agreement with respect to, or completes, a takeover transaction within 12 months of the termination, although, if Sonat stockholders do not adopt the merger agreement, El Paso will be reimbursed for its expenses whether or not Sonat enters into a subsequent transaction;

          (2) El Paso terminates the merger agreement because Sonat's board of directors no longer recommends that Sonat stockholders vote to adopt the merger agreement or recommends that Sonat stockholders accept another takeover transaction; or

          (3) El Paso terminates the merger agreement as a result of the Sonat shareholder rights plan termination event described above under "--Termination of the Merger Agreement."

     El Paso must pay Sonat a termination fee of $150 million following termination of the merger agreement and reimburse Sonat for expenses up to $10 million if:


          (1) El Paso receives a proposal from a third party to acquire in a tender or exchange offer, merger or other takeover transaction 25% or more of El Paso's common stock or assets; and


          - El Paso or Sonat terminates the merger agreement because we do not complete the merger by March 31, 2000; and

          - El Paso enters into an agreement with respect to, or completes, a takeover transaction within 12 months of the termination; or

          (2) Sonat terminates the merger agreement as a result of the El Paso shareholder rights plan termination event described above under "-- Termination of the Merger Agreement."


ACCOUNTING TREATMENT (PAGE 39)


     We expect that the merger will be accounted for as a pooling of interests, which means that we will treat our companies as if they had always been combined for accounting and financial reporting purposes.

     If the merger is completed under the alternative merger structure, it will be accounted for as a purchase, which means we will reflect Sonat's assets and liabilities on our books based on their estimated fair value when the merger is completed.


STOCK OPTION AGREEMENTS (PAGE 69)


     In connection with the merger agreement, Sonat entered into a stock option agreement in which it granted El Paso an option to purchase up to 21,899,515 shares of Sonat common stock for $27.238 per share.

     In connection with the merger agreement, El Paso entered into a similar stock option agreement in which it granted Sonat an option to purchase up to 24,349,638 shares of El Paso common stock for $37.725 per share.

     Each option will become exercisable only if the company that granted the option becomes obligated to pay a termination fee under the merger agreement to the other company. The stock option agreements, however, limit the amount of profit a company is permitted to receive under the termination fee and as a result of the exercise of an option, including profit made on the sale of shares received as a result of the exercise of the option, to $175 million.

     If either option is exercised, the company selling shares under the option will likely be precluded from accounting for business combinations as a pooling of interests within the following two years. A company subject to this disqualification may be limited in the number of other companies willing to merge with it, and this disqualification may also limit the amount other companies would pay for that company.

     We have attached copies of both stock option agreements as Annexes B and C, respectively, to this joint proxy statement/prospectus.


LISTING OF EL PASO STOCK (PAGE 65)


     It is a condition to the merger that the New York Stock Exchange approve for listing the shares of El Paso common stock and, if the merger is to be completed under the alternative merger structure, the depositary shares to be issued to Sonat stockholders. El Paso expects that the New York Stock Exchange will grant this approval. El Paso common stock will continue to trade under El Paso's current symbol "EPG" after the merger.


DIRECTORS OF EL PASO AFTER THE MERGER (PAGE 92)



     Upon completion of the merger, the El Paso board will increase its size from eight members to 12 members. El Paso will designate seven individuals to serve on the El Paso board of directors after the merger. Only one El Paso designee will be an insider of El Paso. Sonat will designate five individuals to serve on the El Paso board of directors after the merger. Ronald L. Kuehn, Jr., who will be the non-executive chairman of the El Paso board, will be a Sonat designee and the only Sonat designee who will be a former insider of Sonat. Selim K. Zilkha will also be a Sonat designee and will be nominated for election at all annual meetings of El Paso stockholders after the completion of the merger so long as he and his immediate family and related trusts own at least 5% of the outstanding shares of common stock of El Paso. If the alternative merger is completed, so long as depositary shares are outstanding, each depositary share will be considered, for the purpose of determining whether the Zilkhas own at least 5% of El Paso's common stock, to represent the number of shares of El Paso common stock a recipient of a depositary share would have received instead of that depositary share had the all common stock merger been completed.



TERMINATION AND CONSULTING AGREEMENT WITH MR. KUEHN (PAGE 71)


     Concurrently with our completion of the merger, El Paso and Mr. Kuehn will enter into a termination and consulting agreement. Under this agreement, Mr. Kuehn will retire in connection with the merger and will be a member of the El Paso board of directors and its non-executive chairman until December 31, 2000.


REGULATORY APPROVALS REQUIRED FOR THE MERGER (PAGE 41)



     Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules under that Act (the HSR Act), we cannot complete the merger until we have given notification and furnished information relating to the operations of the parties and the industries in which they operate to the Antitrust Division of the United States Department of Justice and the Federal Trade Commission and a specified waiting period expires or is terminated. We both filed notification and report forms under the HSR Act with the Antitrust Division of the United States Department of Justice and the Federal Trade Commission on April 2, 1999. On April 30, 1999, we received a request from the Federal Trade Commission for additional information and other materials. We are not permitted to complete the merger until 20 days after we have substantially complied with this request or unless the waiting period is terminated earlier. Even after the waiting period expires or terminates, the Antitrust Division of the United States Department of Justice and the Federal Trade Commission will have the authority to challenge the merger on antitrust grounds before or after the merger is completed.

     In addition, because we both currently operate subsidiary companies that are engaged in the wholesale marketing of power, under the Federal Power Act, the Federal Energy Regulatory Commission (the FERC) has the authority to review the proposed merger to determine if it is in the public interest. We expect to file shortly a joint application with the FERC. In evaluating such applications, the FERC has considered the impact of the proposed merger on competition, rates and regulation. The FERC has, in some cases, imposed conditions on its approval of a merger. Even after it approves the merger, the FERC will have continuing jurisdiction over the combined company's power marketing business to affect the rates, terms and conditions of its service and to affect its dealings with affiliates.


     Under the merger agreement, we have both agreed to use "reasonable best efforts" to take all actions to obtain all material regulatory and governmental approvals necessary to complete the merger and to address concerns of antitrust regulators and the FERC. Neither El Paso nor Sonat is required under the merger agreement to sell any portion of its business or take any other action to address concerns of regulators if the result would reasonably be expected to be materially adverse to the business, financial condition or results of operations of the combined company after the merger. El Paso is also not required to take actions that would reasonably likely be materially adverse to Tennessee Gas Pipeline Company, a subsidiary of El Paso.


INTERESTS OF CERTAIN PERSONS IN THE MERGER (PAGE 92)



     In evaluating the merger, you should recognize that a number of directors and executive officers of El Paso and Sonat may have interests in the merger that are different from, or in addition to, your interests as stockholders. After the merger, five individuals designated by Sonat, who are expected to be selected from the current Sonat board and who will include Selim K. Zilkha, whose family and trusts own approximately 20.8% of the Sonat common stock, will become members of El Paso's board of directors. Mr. Kuehn will retire in connection with the merger and receive payments under his severance agreement. In addition, Mr. Kuehn will become the non-executive chairman of El Paso's board of directors and will receive benefits under his termination and consulting agreement. All of El Paso's executive officers and all of Sonat's directors and executive officers also have stock options and/or other rights that will automatically become exercisable, vested and/or payable as a result of the merger, which could provide these directors and officers with additional compensation.


     In addition, Sonat has severance agreements with its executive officers. As a result of the merger, Sonat may be obligated to pay those officers significant cash severance payments and provide them with other severance benefits if they or El Paso terminate their employment. El Paso has also agreed to provide or continue indemnification arrangements for existing directors and officers of Sonat.

     El Paso has a severance plan that covers its executive officers, but it is not expected that these individuals will be entitled to terminate their employment and receive severance from this plan after the merger. Therefore, El Paso does not expect to owe significant severance payments to its executive officers as a result of the merger.


     After completion of the merger, El Paso expects to grant, in the ordinary course as a component of its incentive compensation program and subject to the approval of its compensation committee, stock options and/or restricted stock to directors, officers and employees of the combined company.

                           COMPARATIVE MARKET PRICES


     The following table presents trading information for El Paso common stock and Sonat common stock on March 12, 1999 and April 28, 1999. March 12, 1999 was the last full trading day before our announcement of the signing of the merger agreement. April 28, 1999 was the last practicable trading day for which information was available before the date of this joint proxy statement/prospectus. You should read the information presented below in conjunction with "Comparative Per Share Market Price and Dividend Information" on page 87.



                                     EL PASO COMMON STOCK           SONAT COMMON STOCK
                                  ---------------------------   ---------------------------
                                   HIGH       LOW      LAST      HIGH       LOW      LAST
                                  -------   -------   -------   -------   -------   -------
March 12, 1999..................  $38.750   $35.438   $35.750   $31.750   $27.375   $30.063
April 28, 1999..................  $38.375   $36.938   $38.375   $37.688   $36.375   $37.500


     The market prices of the shares of El Paso common stock and Sonat common stock fluctuate. These fluctuations will affect the value of the consideration Sonat stockholders will receive in the merger or the alternative merger, as the case may be. You should obtain current market quotations.

                   EL PASO SELECTED HISTORICAL FINANCIAL DATA


     The following table shows consolidated selected historical financial data for El Paso as of and for each of the years indicated. We derived the consolidated financial data for each year from El Paso's audited historical financial statements for that year. The audited consolidated financial statements of El Paso for the year ended December 31, 1998, included in El Paso's Annual Report on Form 10-K for the year ended December 31, 1998, are incorporated by reference into this joint proxy statement/prospectus. See "Where You Can Find More Information," on page 104.


                                                              FOR THE YEAR ENDED DECEMBER 31,
                                                   -----------------------------------------------------
                                                     1998        1997       1996       1995       1994
                                                   ---------   --------   --------   --------   --------
                                                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS AND RATIOS)
OPERATING RESULTS DATA(A)(B):
Operating revenues...............................   $ 5,782     $5,638     $3,012     $1,038     $  870
Depreciation, depletion and amortization.........       269        236        101         72         65
Employee separation and asset impairment
  charge.........................................        --         --         99         --         --
Net income.......................................       225        186         38         85         90
Basic earnings per common share..................      1.94       1.64        .53       1.24       1.23
Diluted earnings per common share................      1.85       1.59        .52       1.24       1.23
Cash dividends declared per common share.........       .76        .73        .70        .66        .61
Basic average common shares outstanding..........       116        114         72         69         73
Diluted average common shares outstanding........       126        117         73         69         73
Ratio of earnings to combined fixed charges and
  preferred stock dividend requirements..........      2.01       2.26       1.59       2.51       2.87


                                                               AS OF DECEMBER 31,
                                                   -------------------------------------------
                                                    1998      1997     1996     1995     1994
                                                   -------   ------   ------   ------   ------
                                                                  (IN MILLIONS)
FINANCIAL POSITION DATA(A):
Total assets.....................................  $10,069   $9,532   $8,843   $2,535   $2,332
Short-term debt (including current maturities of
  long-term debt)................................      812      885      841      285      114
Long-term debt, less current maturities..........    2,552    2,119    2,215      772      779
Company-obligated mandatorily redeemable
  convertible preferred securities of El Paso
  Energy Capital Trust I.........................      325       --       --       --       --
Minority interest................................      365      365      335       --       --
Stockholders' equity.............................    2,108    1,959    1,638      712      710


---------------

(a) Our operating results and financial position data reflect the acquisition by El Paso of Eastex Energy, Inc. in September 1995, Premier Gas Company in December 1995, Cornerstone Natural Gas, Inc. in June 1996, El Paso Tennessee Pipeline Co. (formerly Tenneco Inc.) in December 1996, and DeepTech International Inc. in August 1998. We accounted for all of these acquisitions using the purchase method of accounting and, in accordance with this method, we recorded the assets and liabilities of each acquired company at their fair values on the date each company was acquired and we have reflected the operating results of each acquired company in our operating results only for the period beginning on the date the company was acquired.

(b) We adjusted all common share and per share amounts to give retroactive effect to a two-for-one stock split in the form of a 100% stock dividend that occurred on April 1, 1998.

                    SONAT SELECTED HISTORICAL FINANCIAL DATA


     The following table shows consolidated selected historical financial data for Sonat as of and for each of the years indicated. We derived the consolidated financial data for each year from Sonat's audited historical financial statements for that year. The audited consolidated financial statements of Sonat for the year ended December 31, 1998, included in Sonat's Annual Report on Form 10-K for the year ended December 31, 1998, are incorporated by reference into this joint proxy statement/prospectus. See "Where You Can Find More Information," on page 104.


                                                        FOR THE YEAR ENDED DECEMBER 31,
                                                 ---------------------------------------------
                                                  1998        1997     1996     1995     1994
                                                 ------      ------   ------   ------   ------
                                                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
OPERATING RESULTS DATA(A):
Operating revenues.............................  $3,710      $4,372   $3,204   $1,902   $1,482
Depreciation, depletion and amortization.......     349         398      384      370      324
Ceiling test charges(b)........................   1,035          --       --       --       --
Net income (loss)..............................    (531)        218      256      269      156
Basic earnings (loss) per common share.........   (4.82)       1.98     2.32     2.43     1.40
Diluted earnings (loss) per common share.......   (4.82)(c)(d) 1.95     2.29     2.41     1.39
Cash dividends declared per common share.......    1.08        1.08     1.08     1.08     1.08
Basic average common shares outstanding........     110         110      110      110      111
Diluted average common shares outstanding......     111         112      112      111      112


                                                              AS OF DECEMBER 31,
                                                 ---------------------------------------------
                                                  1998        1997     1996     1995     1994
                                                 ------      ------   ------   ------   ------
                                                                 (IN MILLIONS)
FINANCIAL POSITION DATA(A):
Assets.........................................  $4,361      $5,252   $4,363   $4,013   $3,885
Debt maturing within one year..................     830         461      216      242      225
Long-term debt, less current maturities........   1,099       1,236      980      805      993
Stockholders' equity...........................   1,329       1,962    1,876    1,716    1,549


---------------

(a) The 1994-1997 periods have been restated to reflect the change to the full cost method of accounting for Sonat's oil and gas operations and Sonat's January 1998 acquisition of Zilkha Energy Company accounted for as a pooling of interests.


(b) Ceiling test charges are reductions in earnings which result when capitalized costs of certain oil and gas properties exceed the upper limitation, or ceiling, value for those properties as calculated under the applicable accounting rules.



(c) As required by the accounting rules, we have excluded additional dilutive securities such as options in determining diluted earnings (loss) per common share. If we had included those securities, Sonat would have shown less of a loss per common share.


(d)  If we had excluded the ceiling test charges in determining diluted earnings
     (loss) per common share, Sonat would have shown diluted earnings per common share of $1.28.

     SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION


     We present below selected unaudited pro forma financial information reflecting the all common stock merger using the pooling of interests method of accounting and selected unaudited pro forma financial information reflecting the alternative merger using the purchase method of accounting. We have included this information to give you a better understanding of what the combined results of operations and financial position of El Paso and Sonat may have looked like had the merger occurred on an earlier date.


     In accordance with the requirements of the pooling of interests method, the unaudited pro forma operating results data reflecting the merger combines information from the historical consolidated statements of income of El Paso and Sonat giving effect to the merger as if it had been completed on January 1, 1996. In accordance with the requirements of the purchase method, the unaudited pro forma operating results data reflecting the alternative merger combines information from the historical consolidated statements of income of El Paso and Sonat giving effect to the alternative merger as if it had been completed on January 1, 1998. Both the unaudited pro forma financial position data reflecting the merger and the unaudited pro forma financial position data reflecting the alternative merger combine information from the historical consolidated balance sheets of El Paso and Sonat giving effect to the merger or the alternative merger, as applicable, as if it had been completed on December 31, 1998.


     We derived the pro forma information reflecting the all common stock merger assuming (1) each share of Sonat common stock will be converted into one share of El Paso common stock and (2) El Paso will issue a total of approximately 110 million shares in the merger.



     We derived the pro forma information reflecting the alternative merger assuming (1) each share of Sonat common stock will be converted into (x) .170 of a share of El Paso common stock and (y) .299 of a depositary share determined assuming an implied price per share of El Paso common stock of $36, (2) El Paso will issue in the alternative merger a total of 18.7 million shares of common stock and 32.9 million depositary shares, which depositary shares would entitle the holders thereof to receive up to $3.29 billion of value if El Paso were liquidated, (3) each share of El Paso common stock issued will have a value of $36 on completion of the alternative merger, and (4) the annual dividend rate on the senior voting preferred stock will be 8.75%. The actual dividend rate will be a rate that our respective financial advisors believe will cause the depositary shares, when fully distributed after completion of the alternative merger, to trade initially at approximately $100 per share, considering the pro forma capitalization and credit profile of the combined company after the completion of the alternative merger.


     We are providing this information for illustrative purposes only. It does not necessarily reflect what the results of operations or financial position of the combined company would have been if the merger or alternative merger had actually occurred at the beginning of the periods presented. This information also does not necessarily indicate what the combined company's future operating results or consolidated financial position will be. This information does not reflect (1) the effect of any operating income improvements that we may achieve by combining our companies or (2) cost savings associated with the combining of our companies.


     Please see "Financial Information" on page 75 for a more detailed explanation of this analysis.

SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION REFLECTING COMPLETION OF THE MERGER ON AN ALL COMMON STOCK BASIS
(POOLING OF INTERESTS METHOD OF ACCOUNTING)

                                                                  FOR THE YEAR ENDED DECEMBER 31,
                                                             -----------------------------------------
                                                               1998             1997           1996
                                                             ---------       ----------      ---------
                                                              (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
OPERATING RESULTS DATA:
Operating revenues.........................................   $9,492          $10,010         $6,216
Depreciation, depletion and amortization...................      618              634            485
Employee separation and asset impairment charge............       --               --             99
Ceiling test charges.......................................    1,035               --             --
Net income (loss)..........................................     (306)             404            294
Basic earnings (loss) per common share.....................    (1.35)            1.80           1.62
Diluted earnings (loss) per common share...................    (1.35)(a)(b)      1.76           1.59
Cash dividends declared per share of common stock(c).......      .76              .73            .70
Basic average common shares outstanding....................      226              224            182
Diluted average common shares outstanding..................      237              229            185


                                                                      AS OF
                                                                DECEMBER 31, 1998
                                                                -----------------
                                                               (IN MILLIONS, EXCEPT
                                                                PER SHARE AMOUNT)
FINANCIAL POSITION DATA:
Total assets................................................         $14,430
Short-term debt (including current maturities of long-term
  debt).....................................................           1,642
Long-term debt, less current maturities.....................           3,651
Company-obligated mandatorily redeemable convertible
  preferred securities of El Paso Energy Capital Trust I....             325
Minority interest...........................................             374
Stockholders' equity........................................           3,375
Book value per common share.................................           14.66


---------------


(a) As required by the accounting rules, we have excluded additional dilutive securities such as options in determining diluted earnings (loss) per common share. If we had included those securities, we would have shown less of a loss per common share.



(b) If we had excluded the ceiling test charges in determining diluted earnings
    (loss) per common share, we would have shown diluted earnings per share of $1.55.


(c) For purposes of calculating cash dividends declared per share of common stock we have assumed that those dividends are the same as the historical dividends declared by El Paso during the periods presented.

SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION REFLECTING COMPLETION OF THE MERGER
UNDER THE ALTERNATIVE MERGER STRUCTURE
(PURCHASE METHOD OF ACCOUNTING)


                                                                FOR THE YEAR
                                                                    ENDED
                                                              DECEMBER 31, 1998
                                                              -----------------
                                                                (IN MILLIONS,
                                                              EXCEPT PER SHARE
                                                                  AND RATIO
                                                                  AMOUNTS)
OPERATING RESULTS DATA:
Operating revenues..........................................       $9,492
Depreciation, depletion and amortization....................          706
Ceiling test charges........................................        1,035
Net loss available to common stockholders(a)(f).............         (649)
Basic loss per common share(a)(f)...........................        (4.81)
Diluted loss per common share(a)(b)(c)(f)...................        (4.81)
Cash dividends declared per share of common stock(d)........          .76
Cash dividends per El Paso preferred depositary share.......         8.75
Basic average common shares outstanding.....................          135
Diluted average common shares outstanding...................          150
Ratio of earnings to combined fixed charges
  and preferred stock dividend requirements(e)..............           --



                                                                    AS OF
                                                              DECEMBER 31, 1998
                                                              -----------------
                                                                (IN MILLIONS,
                                                              EXCEPT PER SHARE
                                                                   AMOUNT)
FINANCIAL POSITION DATA:
Total assets................................................       $18,356
Short-term debt (including current maturities of long-term
  debt).....................................................         1,642
Long-term debt, less current maturities.....................         3,700
Company-obligated mandatorily redeemable convertible
  preferred securities of El Paso Energy Capital Trust I....           325
Mandatorily redeemable preferred stock......................         3,288
Minority interest...........................................           374
Stockholders' equity........................................         2,508
Book value per common share.................................         18.04


---------------


(a) Each percentage point change to the assumed annual dividend rate for the senior voting preferred stock would impact net loss available to common stockholders by $33 million and loss per share by $.24.



(b) If we had excluded the ceiling test charges in determining diluted loss per common share, we would have shown diluted earnings per share of $.16.



(c) As required by the accounting rules, we have excluded additional dilutive securities such as options in determining diluted earnings (loss) per common share. If we had included those securities we would have shown less of a loss per common share.


(d) For purposes of calculating cash dividends declared per share of common stock we have assumed that those dividends are the same as the historical dividends declared by El Paso during the periods presented.


(e) Earnings would be inadequate to cover fixed charges by $1.1 billion. If we had excluded the ceiling test charges in determining the ratio of earnings to combined fixed charges and preferred stock dividend requirements, we would have shown a ratio of .92 and earnings would be inadequate to cover fixed charges by $77 million.



(f) Each one dollar increase (or decrease) to the $36 assumed implied price per share of El Paso common stock used to determine the fraction of a depositary share to be exchanged for each share of Sonat common stock would increase (or decrease) net loss available to common stockholders, basic loss per common share and diluted loss per common share by $11 million, $.08 per share and $.08 per share, respectively.

                           COMPARATIVE PER SHARE DATA
                                  (UNAUDITED)


    We present below (1) historical per share data for El Paso and Sonat, (2) unaudited pro forma combined per share data and (3) Sonat equivalent unaudited pro forma per share data. We calculated the pro forma per share data to reflect both the completion of the all common stock merger using the pooling of interests method of accounting and the completion of the alternative merger using the purchase method of accounting. You should read this table in conjunction with the unaudited pro forma condensed combined financial information and related notes included in "Financial Information" in this joint proxy statement/prospectus and the separate audited historical consolidated financial statements of El Paso and Sonat and the related notes incorporated by reference in this joint proxy statement/prospectus. The pro forma diluted earnings (loss) per common share and cash dividends declared per common share data reflecting the merger assume the all common stock merger had been completed on January 1, 1996, and the pro forma diluted earnings (loss) per common share and cash dividends declared per common and per depositary share data reflecting the alternative merger assume the alternative merger had been completed on January 1, 1998. The pro forma book value per common share data assumes the merger occurred on December 31, 1998.



                                                                   AS OF OR FOR THE
                                                               YEAR ENDED DECEMBER 31,
                                                              --------------------------
                                                               1998      1997      1996
                                                              ------    ------    ------
HISTORICAL -- EL PASO
  Diluted earnings per common share.........................  $ 1.85    $ 1.59    $  .52
  Cash dividends declared per common share..................     .76       .73       .70
  Book value per common share...............................   17.52
HISTORICAL -- SONAT
  Diluted earnings (loss) per common share..................   (4.82)(a)   1.95     2.29
  Cash dividends declared per common share..................    1.08      1.08      1.08
  Book value per common share...............................   12.08
MERGER PRO FORMA -- POOLING OF INTERESTS
  Diluted earnings (loss) per common share..................   (1.35)(b)   1.76     1.59
  Cash dividends declared per common share(c)...............     .76       .73       .70
  Book value per common share...............................   14.66
ALTERNATIVE MERGER PRO FORMA -- PURCHASE(e)
  Diluted loss per common share(f)..........................   (4.81)(b)
  Cash dividends declared per common share(c)...............     .76
  Cash dividends declared per depositary share..............    8.75
  Book value per common share...............................   18.04
SONAT EQUIVALENT MERGER PRO FORMA -- POOLING OF INTERESTS(d)
  Diluted earnings (loss) per common share..................   (1.35)(b)   1.76     1.59
  Cash dividends declared per common share..................     .76       .73       .70
  Book value per common share...............................   14.66
SONAT EQUIVALENT ALTERNATIVE MERGER PRO FORMA -- PURCHASE(e)
  Diluted loss per .170 of a common share...................    (.82)(b)
  Cash dividends declared per .170 of a common share........     .13
  Cash dividends declared per .299 depositary share.........    2.62
  Book value per .170 of a common share.....................    3.07


---------------

(a) If we had excluded the ceiling test charges in determining diluted earnings
    (loss) per common share, we would have shown diluted earnings per common share of $1.28.

(b) If we had excluded the ceiling test charges in determining diluted earnings
    (loss) per common share, we would have shown earnings per common share as follows for:


                                                          MERGER -- POOLING       ALTERNATIVE
                                                            OF INTERESTS       MERGER -- PURCHASE
                                                          -----------------    ------------------
Pro forma...............................................        $1.55                 $.16
Sonat equivalent pro forma..............................         1.55                  .03


(c) For purposes of calculating cash dividends declared per common share we have assumed that those dividends are the same as the historical dividends declared by El Paso during the periods presented.


(d) We calculated these amounts using the exchange ratio of one share of El Paso common stock for each share of Sonat common stock contemplated by the merger agreement.



(e) We calculated these amounts by multiplying the corresponding alternative merger pro forma-purchase data, to determine cash dividends declared and book value per .170 of common share, by .170, and to determine cash dividends declared per .299 of a depositary share, by .299. These fractions represent the fraction of a share of El Paso common stock and the fraction of a depositary share, respectively, we would expect to issue to Sonat stockholders in the alternative merger in exchange for one share of Sonat common stock. We calculated these fractions assuming (1) a total of 18,726,782 shares of El Paso common stock will be issued in the alternative merger, (2) a total of 110,047,818 shares of Sonat common stock and 5,471,115 shares of Sonat options will be outstanding at the completion of the alternative merger, and (3) an implied price for the El Paso common stock of $36 per share. The method for the calculations and the impact of this implied price on the calculation of the fraction of a depositary share that will be issued in the alternative merger is described above in "-- Determination of Merger Consideration under the Alternative Merger Structure." The numbers in clauses (1) and (2) above are based on the number of shares of El Paso and Sonat common stock and Sonat options outstanding as of the close of business on March 5, 1999.



(f) In calculating the pro forma data for the alternative merger, we assumed an implied price per share of El Paso common stock of $36 for purposes of determining the fraction of a depositary share to be exchanged for each share of Sonat common stock. Each one dollar increase (or decrease) to this assumed implied price per share would increase (or decrease) diluted loss per common share by $.08 per share.

                                  RISK FACTORS

     In addition to the other information included and incorporated by reference in this joint proxy statement/prospectus, you should carefully read and consider the following factors in evaluating the proposals to be voted on at your special stockholders' meeting.

OPERATIONAL RISKS

  OUR REVENUES MAY BE NEGATIVELY AFFECTED BY FLUCTUATING ENERGY PRICES.

     Our ability to generate revenue is dependent, in part, upon the price of natural gas, natural gas liquids and, to a lesser extent, oil as compared to the prices for alternative sources of energy. Energy prices fluctuate as a result of a number of factors, including:

     - regional, domestic and international demand;

     - availability and adequacy of transportation facilities;

     - energy legislation;


     - federal and state taxes imposed on the sale or transportation of natural gas and natural gas liquids; and


     - the abundance of supplies of alternative energy sources.

  THE RATES WE ARE ABLE TO CHARGE OUR CUSTOMERS MAY BE REDUCED BY GOVERNMENTAL AUTHORITIES.


     Our pipeline businesses are regulated by the FERC and various state and local regulatory agencies. In particular, the FERC generally limits the rates we are permitted to charge our customers for interstate transportation and, in some cases, sales of natural gas. If the rates we are permitted to charge our customers for use of our regulated pipelines are lowered, the profitability of our pipeline businesses may be reduced. Under the terms of a settlement approved by the FERC, Sonat's subsidiary, Southern Natural Gas Company, is required to file a new rate case no later than September 1, 1999 to become effective by March 1, 2000. We cannot predict the outcome of that rate case.


  WE WILL BE OPERATING IN HIGHLY COMPETITIVE INDUSTRIES.


     The FERC's recent actions to strengthen market forces throughout the natural gas pipeline industry have caused increased competition in the industry. Interstate pipelines are facing competitive pressure from other major pipeline systems and shippers in a number of key markets. This has enabled local distribution companies and end users to choose a supplier or switch suppliers based on the short-term price of natural gas and the cost of transportation. If these competitive factors continue to intensify, the rates we are able to charge our customers may decline.


  MANY OF OUR FAVORABLE CONTRACTS FOR NATURAL GAS TRANSMISSION WILL EXPIRE WITHIN THE NEXT FEW YEARS.

     Substantially all of the revenues of Sonat's subsidiary, Southern Natural Gas Company, are generated under long-term natural gas transportation contracts. Contracts representing approximately 58% of Southern Natural Gas Company's firm transportation capacity will expire by their terms by September 1, 2003. Contracts with one gas distribution customer account for 46% of these expiring contracts. Although we expect to negotiate to extend these contracts, there can be no assurance that we will be able to extend or replace these contracts or that the terms of any renegotiated contracts will be as favorable as the existing contracts. If we are unable to renew these contracts or if we renew them on less favorable terms, we may suffer a material reduction in our revenue and earnings.


     Substantially all of the revenues of El Paso's subsidiary, Tennessee Gas Pipeline Company, are generated under long-term natural gas transmission contracts. Contracts representing approximately 70% of the subsidiary's firm transportation capacity will be expiring over the next two years, primarily in November 2000. Although the subsidiary is actively pursuing the renegotiation, extension and/or replacement of these contracts, we cannot give any assurance that it will be able to extend or replace all or most of these contracts or that the terms of any renegotiated contracts will be as favorable to the subsidiary as the existing contracts.

  THE SUCCESS OF SONAT'S EXPLORATION AND PRODUCTION BUSINESS IS DEPENDENT ON FACTORS WHICH CANNOT BE PREDICTED WITH CERTAINTY.

     The performance of Sonat's exploration and production business is dependent upon a number of factors that cannot be predicted with certainty. These factors include:

     - the effect of oil and natural gas prices on revenues;

     - the results of future drilling activity;

     - our ability to identify and precisely locate prospective geologic structures and to drill and successfully complete wells in those structures; and

     - our ability to expand our leased land positions in desirable areas, which often are subject to intensely competitive leasing conditions.

  COSTS OF ENVIRONMENTAL LIABILITIES, REGULATION AND LITIGATION COULD EXCEED OUR ESTIMATES.

     The companies' current and former operations involve management of regulated materials and are subject to various environmental laws and regulations. These laws and regulations obligate us to clean up various sites at which petroleum, chemicals, low-level radioactive substances or other regulated materials may have been disposed of or released. Some of these sites have been designated Superfund sites by the United States Environmental Protection Agency under the Comprehensive Environmental Response, Compensation and Liability Act. Each of the companies is also a party to legal proceedings involving environmental matters pending in various courts and agencies.

     It is not possible for us to estimate reliably the amount and timing of all future expenditures related to environmental matters because of:

     - the difficulty of estimating clean up costs;

     - the uncertainty in quantifying liability under environmental laws that impose joint and several liability on all potentially responsible parties; and

     - the nature of environmental laws and regulations.

     Although management of both companies believe that they have established appropriate reserves for liabilities, including clean up costs, due to these uncertainties we could be required to set aside additional reserves in the future.

  OUR OPERATIONS ARE SUBJECT TO OPERATIONAL HAZARDS AND UNINSURED RISKS.

     Our transportation, gathering and processing operations are subject to the inherent risks normally associated with the transportation, gathering and processing of natural gas, including explosions, pollution and fires, each of which could result in damage to or destruction of natural gas transportation, gathering and processing facilities or damage to persons and property.

     In addition, oil and gas exploration and production also involves various operating hazards such as well blowouts, explosions, uncontrollable flows of oil, gas or well fluids, fires, formations with abnormal pressures, pollution, releases of toxic gas and other hazards.

     If any of these events were to occur, we could suffer substantial losses.

     While we maintain insurance against these types of risks to the extent and in amounts that we believe are reasonable, our financial condition and operations could be adversely affected if a significant event occurs that is not fully covered by insurance.

  WEATHER CONDITIONS OR THE AVAILABILITY OF SUBSTITUTE ENERGY SOURCES MAY ADVERSELY AFFECT OUR FUTURE RESULTS OF OPERATIONS.

     Our results of operations can be adversely affected by weather conditions. Depending on weather conditions, the public may use less energy. In addition, alternative energy sources may become more readily available or available at a lower cost. If either of these events occurs, demand for and prices of natural gas and pipeline capacity may be reduced.

  KEY PERSONNEL COULD TERMINATE THEIR EMPLOYMENT WITH THE COMBINED COMPANY.

     El Paso's senior management has limited experience in the oil and gas exploration and production business. Although we expect Sonat personnel who currently operate Sonat's exploration and production business to remain with the combined company, we cannot assure you that any of these personnel will remain with the combined company after we complete the merger.

     All of the executive officers and other key employees of Sonat are parties to severance agreements and have the right to receive substantial payments if their employment is terminated by the combined company, if they terminate their employment for good reason after the merger or, in the case of its executive officers and two other key executives, if they terminate employment for any reason during the 30-day period immediately following the first anniversary of the merger. Executive officers and certain other key employees of El Paso have similar rights under applicable plans, unless the merger is completed under the alternative merger structure. In addition, several Sonat executive officers are eligible to participate in the voluntary reduction-in-force window program described in "Material Terms of the Merger Agreement -- Additional
Agreements -- Window Program," if they (1) give notice of intent to terminate their employment within a 45-day period currently expected to end on December 31, 1999 and (2) terminate their employment during a 6-month period currently expected to end on June 30, 2000. These individuals will be entitled to severance payments under their severance agreements if they elect to take early retirement. Accordingly, El Paso expects that a substantial number of Sonat executive officers and other employees will likely terminate their employment within the year following completion of the merger.

     We cannot assure you that, if executive officers and other key employees of either El Paso or Sonat leave the combined company, we will be able to find adequate replacements.

  WE CANNOT ASSURE YOU THAT OUR TWO COMPANIES WILL BE SUCCESSFULLY COMBINED INTO A SINGLE ENTITY.

     If we cannot successfully combine our operations we may experience a material adverse effect on our business, financial condition or results of operations. The merger involves the combining of two companies that have previously operated separately. The combining of companies such as Sonat and El Paso involves a number of risks, including:

     - the diversion of management's attention to the combining of operations;

     - difficulties in the combining of operations and systems, including plans to update and test systems for "Year 2000" compliance;

     - difficulties in the assimilation and retention of employees;

     - challenges in keeping customers; and

     - potential adverse short-term effects on operating results.

     Among the factors considered by the boards of directors of each company in approving the merger agreement were the opportunities for economies of scale and scope and operating efficiencies that could result from the merger. Although we expect the combined company to achieve significant annual savings in operating costs as a result of the merger, we may not be able to maintain the levels of operating efficiency that we each previously achieved or might achieve if we remain separate. Because of difficulties in combining operations, we may not be able to achieve the cost savings and other size-related benefits that we hope to achieve after the merger.



     In addition, because (1) Sonat's marketing operations are held through a joint venture in which Sonat has a 65% interest and (2) its Florida pipeline is held through a joint venture that is operated by a subsidiary of Enron Corp. and in which Sonat has a 50% interest, the combined company may not be able to effectively integrate these operations with similar operations of El Paso to achieve cost savings in these operations.


TRANSACTION RISKS

  THE STRUCTURE OF THE MERGER WILL NOT BE KNOWN UNTIL AFTER THE EL PASO STOCKHOLDERS' SPECIAL MEETING.

     Because the structure of the merger will not be known until after the El Paso special meeting, which we expect will be held on the same day as the Sonat special meeting, Sonat stockholders will not know at the time they vote on the merger agreement the structure of the merger and type of consideration they will receive in exchange for shares of Sonat common stock.

  SINCE THE MARKET PRICE OF EL PASO SHARES WILL VARY, SONAT STOCKHOLDERS CANNOT BE SURE OF THE VALUE OF THE CONSIDERATION THEY WILL RECEIVE IN THE MERGER.


     At the time the merger is completed, each share of Sonat common stock will be converted into the right to receive one share of El Paso common stock. This exchange ratio will not be adjusted in the event of any increase or decrease in the price of the El Paso common stock or the Sonat common stock. As a result, the value of the shares of El Paso common stock received by Sonat stockholders in the merger will vary with fluctuations in the price of the El Paso common stock. See "Comparative Per Share Market Price and Dividend Information." In addition, the merger may not be completed until a significant period of time has passed after the companies' special meetings. Because of this, at the time of the Sonat special meeting, Sonat stockholders will not know the exact market value of the shares of El Paso common stock that they will receive when the merger is completed.


     In addition, if the merger is completed under the alternative merger structure, because the total value of the depositary shares to be issued will be based on an implied price equal to the price per share of El Paso common stock over the ten trading day period preceding the two trading days before the special meeting and the implied price may be no greater than $44.50, the value of the depositary shares Sonat stockholders receive on completion of the merger may be less than the value of the shares of El Paso common stock they would have received instead of those depositary shares if the merger had been completed as an all-common stock transaction.

  THERE IS NO CURRENT MARKET FOR THE DEPOSITARY SHARES AND THE DEPOSITARY SHARES MAY TRADE AFTER COMPLETION OF THE MERGER AT LESS THAN $100 PER SHARE.

     In the event that the merger agreement is not approved by El Paso stockholders and the merger is completed under the alternative merger structure, we will attempt to list the depositary shares on the New York Stock Exchange. The New York Stock Exchange does not currently have a market for El Paso depositary shares and there can be no assurance that such a trading market will develop.

     In accordance with the merger agreement, we will instruct our respective financial advisors to agree on a dividend rate for the senior voting preferred stock that they believe will cause the depositary shares, when fully distributed after completion of the merger, to trade initially as nearly equal as possible to $100 per share. We can provide no assurance that the trading price of the depositary shares initially after completion of the merger or thereafter will be at, above or below $100 per share.

     Until the depositary shares are fully distributed and an orderly market develops, the prices at which trading in any such shares occurs may fluctuate significantly.

  PAYMENTS OF DIVIDENDS ON SENIOR VOTING PREFERRED STOCK WOULD REDUCE THE FUNDS AVAILABLE TO THE COMBINED COMPANY TO FUND GROWTH AND OPERATIONS.


     We currently estimate that, if we complete the alternative merger, dividend payments in respect of the senior voting preferred stock would be between approximately $256 million and $356 million annually based on the number of shares of El Paso common stock, shares of Sonat common stock and Sonat options outstanding as of March 5, 1999, and an assumed annual dividend rate of 8.75%. The actual dividend rate will be set at a rate that our financial advisors believe would cause the depositary shares, when fully distributed after completion of the alternative merger, to trade initially at approximately $100 per share. Because we would be using cash to pay these dividends, the amount of cash we would have available for expansion opportunities and ongoing operations would be significantly reduced.


  THE COMPANIES COULD BE REQUIRED TO EFFECT SIGNIFICANT DIVESTITURES OR COMPLY WITH OTHER REGULATORY REQUIREMENTS.


     We cannot complete the merger until the waiting period under the HSR Act has expired or terminated. We are also required to obtain the approval of the FERC in order to complete the merger.



     We are both obligated under the terms of the merger agreement to use our "reasonable best efforts" to take all action to ensure that the waiting period under the HSR Act and all extensions of that period expire or are terminated and other required approvals are obtained. We are not obligated, however, to take actions that would reasonably be likely to have a material adverse effect on the business, financial condition, or results of operations of the combined company after the merger and El Paso is not obligated to take actions that would reasonably be likely to have a material adverse effect on El Paso's subsidiary, Tennessee Gas Pipeline Company. Governmental authorities could require the companies to effect significant divestitures as a condition to approving the transaction or impose other conditions that would affect subsequent operations of the combined company.



     We cannot assure you that these and any other required regulatory approvals will be obtained or, if they are obtained, as to the terms, conditions and timing of these approvals. These requirements for regulatory approvals could delay completion of the merger for a significant period of time after the Sonat and El Paso stockholders have approved the merger at the special meetings.



 IF THE MERGER IS COMPLETED UNDER THE ALTERNATIVE MERGER STRUCTURE, THE MERGER WILL BE DILUTIVE TO EL PASO'S EARNINGS PER SHARE FOR AT LEAST THREE YEARS.

                         CAUTIONARY STATEMENT REGARDING
                           FORWARD-LOOKING STATEMENTS


     We have each made statements in this document and in documents that are incorporated by reference into this document that constitute forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties. Forward-looking statements include information concerning possible or assumed future results of operations of El Paso, Sonat or the combined company. These statements may relate to, but are not limited to, information or assumptions about earnings per share, capital and other expenditures, dividends, financing plans, capital structure, cash flow, pending legal proceedings and claims, including environmental matters, future economic performance, operating income, cost savings, management's plans, goals and objectives for future operations and growth and markets for the common stock of El Paso, Sonat and the combined company. These forward-looking statements generally are accompanied by words such as "intend," "anticipate," "believe," "estimate," "expect," "should" or similar expressions. You should understand that these forward-looking statements are necessarily estimates reflecting the best judgment of senior management of Sonat and El Paso, not guarantees of future performance. They are subject to a number of assumptions, risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause actual results to differ materially from estimates or projections contained in forward-looking statements include, among others, the following:


     - the risk that revenues may be affected by fluctuating energy prices;

     - the risk that rates charged to customers may be reduced by governmental authorities;

     - the highly competitive nature of the natural gas transportation, gathering, processing, storage and energy marketing industries;

     - the risk of favorable customer contracts expiring or being renewed on less attractive terms;

     - the uncertainty concerning the future success of exploration and production activities;

     - the costs of environmental liabilities, regulations and litigation;

     - the impact of operational hazards;

     - the risk that required regulatory approvals for proposed pipeline, storage and power generation projects may be delayed or may only be granted on terms that are unacceptable or significantly less favorable than anticipated;

     - the risks associated with future weather conditions;

     - the risk that Sonat's businesses may not be successfully integrated with El Paso's businesses;

     - the risk that we may not fully realize the benefits expected to result from the merger;

     - the impact of the loss of key employees; and

     - the risk that other firms will further expand into markets in which El Paso or Sonat operate.

     These factors are more fully described in "Risk Factors." Other factors that could cause actual results to differ materially from estimates and projections contained in forward-looking statements are described in the documents that we incorporated by reference into this document. In addition, there can be no assurance that:

     - we have correctly identified and assessed all of the factors affecting El Paso's or Sonat's businesses;

     - the publicly available and other information with respect to these factors on which we have based our analysis is complete or correct;

     - our analysis is correct; or

     - our strategies, which are based in part on this analysis, will be successful.

     Accordingly, you should not place undue reliance on forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus, or, in the case of documents incorporated by reference, the date of those documents.

     All subsequent written and oral forward-looking statements attributable to El Paso, Sonat, the combined company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Neither Sonat nor El Paso undertakes any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this joint proxy statement/prospectus or to reflect the occurrence of unanticipated events.

                                   THE MERGER

     We are furnishing this joint proxy statement/prospectus to stockholders of El Paso and Sonat in connection with the solicitation of proxies by the El Paso board and the Sonat board for use at their respective special stockholders' meetings.


     At El Paso's special meeting, which will be held on June 10, 1999, El Paso stockholders will be asked to approve and adopt the merger agreement, including the issuance in the merger of shares of El Paso common stock to Sonat stockholders and the amendment to El Paso's certificate of incorporation described below.



     At Sonat's special meeting, which will also be held on June 10, 1999, Sonat stockholders will be asked to approve and adopt the merger agreement.



     The merger agreement provides for the merger of Sonat into El Paso, with Sonat stockholders receiving one share of El Paso common stock for each share of Sonat common stock they own. As part of the merger, the certificate of incorporation of El Paso will be amended with the effect that after the merger the authorized capital stock of El Paso will increase from 275 million to 750 million shares of common stock and from 25 million to 50 million shares of preferred stock. The preferred stock will be issuable by El Paso after the merger in one or more series, with each series having terms determined by El Paso's board. If El Paso stockholders approve the merger agreement they will also be approving the issuance of shares of El Paso common stock to Sonat stockholders in the merger and the amendment to the El Paso certificate of incorporation.



     To provide greater certainty of closing to Sonat's stockholders, the merger agreement obligates El Paso to proceed with the merger regardless of the outcome of the vote of El Paso stockholders on the merger agreement. If Sonat stockholders approve, but El Paso stockholders do not approve, the merger agreement, the merger will be completed under an alternative structure not requiring a vote of the El Paso stockholders. Under the alternative merger structure, Sonat would merge with a newly-formed wholly owned subsidiary of El Paso and, in the merger, El Paso will issue to Sonat stockholders the maximum number of shares of common stock El Paso may issue under the rules of the New York Stock Exchange without a vote of the El Paso stockholders, less the number of shares reserved for issuance upon the exercise of Sonat options. Based on the number of shares of El Paso common stock, and Sonat options outstanding as of the close of business of March 5, 1999, this number would be approximately 18,726,782. El Paso would, under the alternative merger structure, also issue to Sonat stockholders depositary shares representing shares of a new series of senior voting preferred stock, which will have a total liquidation preference of between approximately $2.92 and $4.06 billion, depending on the trading value of the El Paso Common Stock over the ten trading days preceding the second trading day before the Sonat special meeting. El Paso and Sonat would instruct their respective financial advisors to agree on a quarterly dividend rate for the senior voting preferred stock that they believe would cause the depositary shares, when fully distributed after completion of the merger, to have an initial trading value as nearly equal as possible to $100 per depositary share. Sonat stockholders are expected to receive, for each share of Sonat common stock held by them, approximately .170 of a share of El Paso common stock and between approximately .266 and .369 of an El Paso depositary share. Under the alternative merger structure, El Paso's certificate of incorporation will not be amended.


     We have attached a copy of the merger agreement as Annex A to this document. The merger agreement is incorporated by reference into this document and our description is qualified in its entirety by reference to the merger agreement.

BACKGROUND OF THE MERGER

  EL PASO BACKGROUND

     Since acquiring Tenneco Inc.'s energy business in December 1996, El Paso has focused upon expanding its business through internally generated growth and strategic acquisitions and business combinations.

     Beginning in the second half of 1998, El Paso had discussions with a number of energy companies concerning possible business combination transactions, including transactions that would have expanded El Paso's unregulated natural gas gathering, processing, power generation and energy marketing businesses. These discussions did not result in any transactions. In the fourth quarter of 1998 and early January 1999, El Paso had discussions with three electric utility companies regarding possible strategic business combinations. In December 1998, one of these companies provided a non-binding indication of interest for a cash acquisition of El Paso at a premium to El Paso's market price. In addition, in December 1998, El Paso began discussions with a natural gas pipeline company concerning a possible business combination.

     At meetings in December 1998 and January 1999, the El Paso board reviewed potential strategic alternatives for El Paso, including possible strategic combinations with electric utility companies, the cash indication of interest received by El Paso, El Paso's prospects on a stand-alone basis, and strategic transactions within the natural gas industry, including the potential transaction then under discussion with another natural gas pipeline company. The El Paso board also considered the potential for a future combination with an electric utility if El Paso did not pursue such a transaction at that time, and the likelihood that El Paso's assets would retain, or have greater, strategic value over time. The El Paso board also noted that electric utility stock prices had declined substantially in December 1998 and January 1999. The El Paso board reaffirmed that El Paso had not been and was not for sale and decided to terminate discussions regarding any strategic combination with any electric utility. The El Paso board directed management to focus on opportunities within the natural gas industry, including continuing the discussions that were then in progress with the natural gas pipeline company.

     During January 1999, El Paso and that natural gas pipeline company conducted mutual due diligence and engaged in negotiations concerning a possible exchange ratio and other terms of a possible stock-for-stock merger transaction. In late January, El Paso concluded that it could not reach an exchange ratio within the range sought by the other company, and those discussions terminated.

  SONAT BACKGROUND

     Sonat has, from time to time, examined a number of strategic alternatives. In the last two years it has also undertaken a variety of initiatives designed to increase stockholder value, including the following:

     - reduced costs aggressively at all business units;

     - restructured its exploration and production business to improve return on assets, to reduce costs further and to increase operating efficiencies;

     - invested significant amounts of capital in its exploration and production business, including, in particular, in the Gulf of Mexico;

     - recruited new senior management for its exploration and production business;

     - announced and/or completed a number of extensions and expansions of its natural gas pipeline business; and

     - acquired or began development of two power generation projects in Georgia.

     Notwithstanding these measures, Sonat's board believed the company still faced a number of challenges going forward, including the following:

     - Sonat competes against a number of energy companies that are much larger in size and geographical scope and possess greater capabilities and financial resources.

     - Although Sonat is now better positioned in exploration and production than in the recent past, this business is inherently volatile and is subject to a multitude of factors outside of its control.

     - Without a significant presence in electric power generation, Sonat is disadvantaged relative to several larger energy companies who have both natural gas and power generation capability to compete successfully in the converging energy markets.

     - Given Sonat's existing level of debt, it may not have the financial resources to exploit fully the various investment opportunities available to it.

     - Because of the consolidation in the natural gas and electric industries, Sonat's strategic alternatives become fewer with each merger among natural gas and electric companies.

     In addition, Sonat's financial results have shown considerable variability in recent years. This variability is largely attributable to its exploration and production business. Moreover, the company's capital expenditures have been high, with exploration and production related capital expenditures accounting for over 80% of the total over the past five years. At the same time, Sonat's debt ratio has risen largely in response to exploration and production related difficulties.

     At a meeting of the Sonat board in December 1998, Sonat reviewed with Merrill Lynch, Sonat's financial advisor, a variety of strategic alternatives. The Sonat board identified three alternatives that, in its view, were potentially attractive to Sonat and its stockholders: (1) remaining as a stand-alone company in its existing businesses, (2) a spin-off of Sonat's pipeline and marketing businesses with a subsequent merger of its remaining exploration and production business with a publicly-held company, and (3) a sale or merger of Sonat as a whole. Of these three alternatives, the Sonat board believed that the sale or merger of the company as a whole would generate the highest value to its stockholders. In connection with a possible sale or merger, the Sonat board concluded that, from a negotiating standpoint, it would be preferable for parties interested in entering into a business combination with Sonat to initiate discussions with Sonat, rather than vice versa. As a result, Sonat did not initiate a dialogue with potential merger candidates at that time.

  TRANSACTION BACKGROUND

     On January 29, 1999, William A. Wise, Chairman of the Board, President and Chief Executive Officer of El Paso, telephoned Ronald L. Kuehn, Jr., Chairman of the Board, President and Chief Executive Officer of Sonat, to propose a meeting.

     In late January 1999, in addition to El Paso, another company had independently contacted Sonat with an interest in a possible merger. With these expressions of interest, Sonat made a decision to explore a possible business combination. For disclosure and other business reasons, Sonat decided not to pursue an open public auction. Instead, it initially decided to work with El Paso and the other company. On February 3, 1999, Messrs. Kuehn and Wise met in Houston, Texas. Also present at this meeting were Ralph Eads of Donaldson, Lufkin & Jenrette, El Paso's financial advisor, and Sam Dodson of Merrill Lynch, Sonat's financial advisor. Mr. Kuehn confirmed that Sonat was reviewing possible strategic alternatives, and indicated that Sonat would be interested in commencing discussions with El Paso.

     In February 1999, three other companies contacted Sonat as to their respective interests in a business combination with Sonat. Certain other companies with lesser business fits also expressed interest, but it was decided that discussions with these parties should be postponed until after the positions were known of the five companies that had better business fits and had already shown an interest in a combination with Sonat.

     During February, following the execution of confidentiality agreements with each of the five interested companies, including El Paso, financial forecasts were exchanged and due diligence meetings were held with each of the companies.

     On February 8, 1999, Mr. Kuehn telephoned Mr. Wise to arrange a meeting for February 11, 1999. On February 11, 1999, Messrs. Wise, Kuehn, Eads and Richard Gordon of Merrill Lynch and other members of senior management of Sonat and El Paso met in Houston, Texas. At that meeting, Messrs. Wise and Kuehn affirmed their mutual interest in exploring a possible transaction and discussed their respective businesses and forecasts. Mr. Wise indicated that El Paso believed it could proceed promptly with its review of Sonat and with documentation for a transaction. Between February 5 and

February 22, 1999, El Paso and Sonat and their financial advisors engaged in a limited exchange of financial and other information.

     On February 19, 1999, El Paso's board held a telephonic meeting at which Mr. Wise informed the board of his prior discussions with Sonat and of the status of El Paso's due diligence review. The board instructed Mr. Wise and the other members of El Paso management to proceed with discussions with Sonat.

     On February 22, 1999, Mr. Wise met with Mr. Kuehn in Houston. At that meeting, Mr. Wise expressed El Paso's desire to engage with Sonat in an accelerated process of due diligence and negotiation regarding a transaction. Mr. Wise also indicated that El Paso would provide a written proposal to Sonat later that week.


     On February 23, 1999, Messrs. Kuehn and Wise spoke by telephone and agreed to meet again on February 26, 1999 in Houston. At the regularly scheduled Sonat board meeting on February 25, 1999, Mr. Kuehn updated the Sonat board on the status of discussions with all of the interested parties, including El Paso. Also, on that day, Mr. Wise telephoned Mr. Kuehn and indicated to Mr. Kuehn that El Paso would consider a business combination with Sonat at an exchange ratio of
0.95 of an El Paso share for each Sonat share. Mr. Kuehn responded that Sonat was seeking value higher than that resulting from the exchange ratio proposed by Mr. Wise. In response to Sonat's desire for greater certainty that the merger would be completed, Mr. Wise noted that in El Paso's 1996 acquisition of Tenneco Inc.'s energy business, El Paso had satisfied Tenneco's need for certainty by providing for an alternative merger involving the issuance of preferred stock and not requiring a vote of El Paso stockholders as a back up in the event El Paso stockholders did not approve an all common stock transaction.



     On February 26, 1999, El Paso submitted to Sonat a written proposal for a transaction with a 0.95 exchange ratio and Messrs. Kuehn, Wise, Gordon and Eads met in Houston. At that meeting, Mr. Wise confirmed to Mr. Kuehn El Paso's proposal for a business combination between El Paso and Sonat at an exchange ratio of 0.95 of an El Paso share for each Sonat share. At Sonat's request, Mr. Wise reaffirmed El Paso's willingness to provide for an alternative merger structure involving preferred stock as a back up if El Paso's stockholders did not approve an all common stock merger. Mr. Wise also indicated that El Paso would expect Sonat to have significant representation on the combined company's board of directors and proposed that Mr. Kuehn serve as non-executive chairman after completion of the merger for a transition period to be specified. Mr. Kuehn stated that an exchange ratio of less than one-to-one was not acceptable to Sonat. Mr. Wise indicated that El Paso would consider increasing its proposed exchange ratio to one-to-one. Mr. Kuehn stated that other parties had expressed interest in a business combination with Sonat, and that the Sonat board would meet on March 11, 1999 to consider proposals submitted by all of the parties and review its strategic options. Mr. Wise requested that Sonat afford El Paso access to more detailed due diligence information and proposed that El Paso would submit a draft merger agreement to Sonat. After this discussion, Messrs. Kuehn and Wise agreed to conduct mutual due diligence during the week of March 1, 1999 in Houston. Mr. Kuehn also agreed that Sonat's counsel would review El Paso's draft merger agreement.


     After the February 26, 1999 meeting, El Paso's counsel, Fried, Frank, Harris, Shriver & Jacobson, contacted Sonat's counsel, Wachtell, Lipton, Rosen & Katz. On the following day, February 27, 1999, Fried Frank distributed a draft merger agreement and related transaction documents to Sonat and Wachtell Lipton. During the week of March 1, 1999, representatives of El Paso, Sonat, Merrill Lynch and Donaldson, Lufkin & Jenrette met in Houston to conduct mutual due diligence. In addition, Wachtell Lipton submitted mark-ups of the draft transaction documents to Fried Frank, and representatives of Fried Frank and Wachtell Lipton engaged in discussions regarding the proposed merger agreement and related documents.

     On March 5, 1999, the other four parties submitted proposals to Sonat, one of which was immediately dismissed on the basis of an unacceptably low value.

     Also on March 5, 1999, Mr. Gordon of Merrill Lynch advised Mr. Eads of Donaldson, Lufkin & Jenrette that Mr. Kuehn would be in contact with Mr. Wise on Monday, March 8, 1999. In addition, representatives of Fried Frank spoke with representatives of Wachtell Lipton and indicated that Fried Frank would circulate revised transaction documents to Sonat and Wachtell Lipton on March 6, 1999. On March 6, 1999, Mr. Wise telephoned Mr. Kuehn. Mr. Kuehn indicated that Sonat had received a number of proposals, and that three of the proposals, including El Paso's proposal, were comparable in many respects. Mr. Kuehn told Mr. Wise he would telephone him on March 8, 1999 with further information.

     On March 8, 1999, discussions took place between Messrs. Kuehn and Wise, Messrs. Eads and Gordon, and Fried Frank and Wachtell Lipton. In these conversations, the Sonat representatives indicated that, because El Paso had completed its due diligence and had prepared transaction agreements that Sonat believed could be finalized promptly, Sonat was prepared to proceed with negotiations with El Paso to attempt to reach final agreement on a transaction.


     On March 9, 1999, Mr. Wise met with Mr. Selim K. Zilkha and Mr. Michael Zilkha, who, together with a trust of which Mr. Selim Zilkha is trustee, own approximately 20.8% of Sonat's common stock. Mr. Kuehn was also present at the meeting. At that meeting Mr. Wise discussed with Messrs. Zilkha the benefits of a transaction between El Paso and Sonat. The parties also discussed representation of the Zilkhas on the combined company's board, and Mr. Wise agreed that El Paso would nominate Mr. Selim Zilkha as a director of El Paso following the proposed merger for so long as the Zilkha family owned at least 5% of El Paso's common stock. Also on March 9, 1999, representatives of Fried Frank and Wachtell Lipton met to negotiate provisions of the transaction agreements, including conditions to closing, regulatory matters, termination rights, break-up fees and terms of the senior voting preferred stock.


     On March 11 and 12, 1999, the Sonat Board met to discuss, among other things, the proposed merger with El Paso, as well as the status of the other proposals received by Sonat with respect to a potential business combination or similar transaction. Representatives of Sonat's senior management and its legal and financial advisors made presentations and reviewed, among other things, the matters set forth under "-- Recommendation of the Board of Directors of Sonat; Sonat's Reasons for the Merger." Sonat's financial advisor also presented analyses of the terms of each of the four proposals considered by the Sonat board, including the terms of the proposed El Paso merger based on a one-to-one exchange ratio and the other items contained in the draft merger agreement.

     Of the four proposals that the Sonat board considered, three constituted stock-for-stock mergers, while one involved a two-step transaction in which only Sonat's pipeline and energy services businesses were to be merged, leaving the exploration and production business as a separate public company. Accordingly, this proposal was not directly comparable to the three other proposals (including the El Paso proposal). In reviewing the four proposals, the Sonat board considered various factors, including, among others, the following:

     - the notional value per Sonat share;

     - the normalized value per Sonat share, based on a 30-trading day average;

     - the board's subjective view as to the attractiveness of the combined company;

     - the board's view as to the downside risk associated with the securities that would be received by the Sonat shareholders;

     - the impact of the transaction on Sonat's dividend rate;

     - the likelihood that the combined company would be party to a subsequent business combination or similar transaction; and

     - the risk that the transaction would not be completed.

     The Sonat board also considered the fact that El Paso had completed its due diligence and had fully negotiated the transaction documents, while the other interested parties had not.

     The Sonat board concluded that a business combination with El Paso would have the benefits set forth below in "-- Recommendation of the Board of Directors of Sonat; Sonat's Reasons for the Merger," including providing Sonat's stockholders with the highest notional and normalized value per share. In addition, the Sonat board concluded that the El Paso merger would provide Sonat's stockholders with an investment in a very attractive company with strong growth prospects, and only moderate downside risk and a low degree of risk that the transaction would not be completed.


     On March 12, 1999, the El Paso board met in Houston to review the proposed merger. Following presentations by El Paso's management, Donaldson, Lufkin & Jenrette and Fried Frank, the El Paso board unanimously voted to approve the merger agreement, the merger and the related agreements. On the same day, Fried Frank and Wachtell Lipton negotiated the remaining issues relating to the merger agreement and the terms of the depositary shares and senior voting preferred stock that would be issued under the alternative merger structure.

     On March 13, 1999, the Sonat board met telephonically to consider the proposed merger with El Paso. Merrill Lynch, as Sonat's financial advisor, rendered an oral opinion, which was subsequently confirmed in writing, that, as of the date of that meeting and based upon and subject to the matters stated in the written fairness opinion, the consideration to be received by Sonat stockholders in the merger was fair to the stockholders from a financial point of view. After considering the various factors relating to the four proposals that had been discussed at the March 12 board meeting, the Sonat board concluded that a merger with El Paso was preferable to any of the other proposals or either of the two other alternatives identified and discussed at the December 1998 Sonat board meeting. The three proposals for stock for stock mergers fell within a relatively narrow range of value, in each case higher than that embodied in the proposal for a two-step transaction. The Sonat board concluded that the company that would result from a combination with El Paso would be more attractive, and more likely to be a party to a subsequent business combination in which a premium would be paid to the combined company's stockholders, than the combined company that would result from either of the other stock merger proposals. After further discussion and consideration, the Sonat board approved the merger agreement, the merger and all of the related transactions.

     After the requisite approvals were obtained from the Sonat board and the El Paso board, the merger agreement, the stock option agreements and the voting agreements were executed on March 13, 1999. The execution of the merger agreement and the related agreements was publicly announced by the parties on March 15, 1999.

RECOMMENDATION OF THE BOARD OF DIRECTORS OF EL PASO; EL PASO'S REASONS FOR THE MERGER

     El Paso's board of directors has unanimously approved the merger and the merger agreement and believes that the merger is fair to and in the best interests of El Paso and its stockholders and unanimously recommends that El Paso stockholders vote FOR the adoption of the merger agreement. The El Paso board believes the merger offers an excellent opportunity to create value for El Paso and its stockholders for the following reasons, among others:

     - the combined company will be the preeminent natural gas company in North America and will rank among the leaders in all key sectors of the natural gas industry, including interstate and intrastate natural gas transmission, gas gathering and processing and energy marketing. The combined company's interstate pipeline system will consist of over 40,000 miles of natural gas pipeline and is expected to carry approximately 25% of the natural gas transported in the United States daily;


     - Sonat's assets and operations are highly complementary with El Paso's, and the combined company's pipeline systems will occupy a prominent position in the geographical regions with the fastest growing natural gas markets in the United States;


     - the merger furthers El Paso's strategy of growing its natural gas pipeline, gathering and processing, energy marketing and power generation businesses;

     - the merger will enable the combined company to realize both corporate and operational cost savings. El Paso believes it should be able to realize pre-tax cost savings of $60 million in 2000. These cost savings are expected to be achieved principally by reductions in general and administrative costs, including consolidation of offices and reductions in staff. Based upon El Paso's experience in past business combinations, including its acquisition of Tenneco Inc.'s energy business, El Paso believes it could potentially achieve even greater cost savings;


     - the merger will create a larger, more competitive company that will have advantages of scale and scope in many areas. The combined company's pipeline system will have nationwide operations, serving the gas and power markets in the northeast, midwest and mid-Atlantic currently served by El Paso, as well as the high-growth gas and power markets of the southeastern United States and Florida currently served by Sonat;

     - the combination of Sonat's oil and gas exploration and production business with El Paso's existing businesses should provide the combined company with unique opportunities. Sonat's exploration and production business can serve as an added supply source for the combined company's pipeline and power generation businesses and has the potential to create significant opportunities -- especially in the Gulf of Mexico -- for the combined company's natural gas gathering and processing businesses;


     - the merger will allow El Paso to acquire approximately 1.6 trillion cubic feet equivalent of proved reserves at a perceived low point in the commodity cycle. The combined company's ability to buy, sell and trade natural gas, oil, electric power and other commodities through its marketing businesses should be enhanced by the ownership of these reserves;



     - if the all common stock merger is completed, the combined company's earnings per share in 2000 are expected to exceed the earnings per share El Paso would have generated on a stand-alone basis in the absence of the merger, assuming annual pre-tax cost savings of $60 million and additional savings of $57 million associated with early vesting of incentive compensation plans in accordance with their pre-existing terms; and


     - the combined company, as compared to El Paso on a stand-alone basis, is expected to have a relatively greater amount of cash flow available to cover its interest expense and relatively greater amount of cash flow as compared to total indebtedness. This should enhance the combined company's ability to obtain financing at lower rates of interest, increasing its financial flexibility to pursue its growth strategy.

     The El Paso board made its determination after careful consideration of, and based on, a number of factors, including, among other things, the factors described above and the following additional factors:

     - the judgment, advice and analysis of El Paso's senior management, including its favorable recommendation of the merger;


     - presentations by and discussions with El Paso's senior management and representatives of Fried, Frank, Harris, Shriver & Jacobson, El Paso's outside counsel, regarding the terms of the merger agreement, stock option agreements and voting agreements;


     - presentations by and discussions with Donaldson, Lufkin & Jenrette, El Paso's financial advisor, regarding the financial terms of the merger agreement, and the opinion of Donaldson, Lufkin & Jenrette described below to the effect that, subject to the qualifications and limitations contained in DLJ's written opinion, as of the date of the opinion, the exchange ratio in the merger and the consideration to be paid by El Paso under the alternative merger structure were fair to El Paso from a financial point of view;

     - the long-term interests of El Paso and its stockholders, as well as the effects of the proposed merger on El Paso's employees, customers, creditors, suppliers and the communities in which it has operations to the extent those effects will have an impact on El Paso and stockholder value;

     - information concerning the financial and operating performance and condition, asset quality and long-term prospects of Sonat, El Paso and the combined company;

     - the El Paso board's understanding of current economic developments and trends generally and developments and trends in the natural gas pipeline and the oil and gas production and exploration industries in particular;

     - the terms of the merger agreement, including:

      - the conditions to closing,

      - the circumstances in which Sonat will be required to pay a termination fee and the size of the fee, and

      - the limited circumstances in which El Paso will be required to pay a termination fee;

     - the granting of stock options under the stock option agreements and the circumstances in which the options could be exercised and the other terms and consequences of the options, including the effect exercise of the options would likely have on the ability of the grantor to use pooling of interests accounting for future business combination transactions;

     - the ability of the parties to complete the merger, including the antitrust and other regulatory requirements applicable to the transaction, and the anticipated timing for receiving necessary regulatory approvals;

     - that the merger will be accomplished on a tax free basis to the stockholders of Sonat for United States federal income tax purposes;

     - that, unless the merger is completed under the alternative merger structure, it is expected to be accounted for as a pooling of interests;

     - the anticipated board of directors and management of the combined company;

     - the current and historical market prices and historic exchange ratios of the common stock of each company;

     - the potential effects of the alternative merger structure, including:

      - that this feature was an important factor in the Sonat board's decision to support the merger,

      - the certainty of closing this structure provides,

      - the potential ability of El Paso to exchange the senior voting preferred stock in the future for common stock, subject to receipt of any required approvals, and

      - the board's judgment that, in light of the potential benefits of the merger to El Paso stockholders, the alternative merger structure is unlikely to be utilized; and

     - the prospects for a future sale of, or other business combination involving, the combined company after the merger.

     The El Paso board also considered a number of potential countervailing factors in its deliberations concerning the merger, including:

     - the premium being received by Sonat stockholders, based on historical market prices, and the potential effect of the public announcement of the merger on the market price of El Paso's common stock in the short term;

     - the fact that a portion of Sonat's business is comprised of oil and gas exploration and production and, although Sonat personnel who currently operate that business are expected to remain with the combined company, El Paso's senior management has limited experience with oil and gas exploration and production;

     - that El Paso's ownership of the oil and gas exploration and production business may increase El Paso's exposure to fluctuations in oil and natural gas prices;

     - the risk that key employees of Sonat, including employees active in its exploration and production business, may depart;

     - the challenges and costs of combining the businesses of two major corporations of this size, including:

        - the combination, reduction and relocation of work forces, and

        - the consolidation, relocation and elimination of offices;

     - the risks that the companies will not be able to combine their businesses without experiencing the loss of key employees or encountering other difficulties, or that the companies would not realize the cost savings expected from such integration;


     - the interests of El Paso's and Sonat's management in the merger as described in "Interests of Certain Persons in the Merger;"


     - the ability of Sonat, under the merger agreement, to consider an unsolicited proposal for another acquisition transaction if the Sonat board concludes it is superior to our proposed merger;

     - the ability of the Sonat board under the merger agreement to accept a more favorable proposal after giving El Paso five business days to respond to the more favorable proposal and paying El Paso a termination fee of $150 million and reimbursing up to $10 million of El Paso's transaction expenses;

     - the impact the alternative merger structure would have on potential offers to purchase shares of El Paso common stock;

     - the risk that regulators could impose conditions on the grant of necessary approvals such as requiring the sale of a portion of the combined company's business;

     - the financial impact on the combined company of the issuance of senior voting preferred stock under the alternative merger structure, including El Paso's ability to pay dividends on the senior voting preferred stock it would have to issue under this structure;

     - the expectation that, if completed under the alternative merger structure, the merger would be dilutive to the combined company's earnings per share for at least three years;


     - that, if completed under the alternative merger structure, the merger would be accounted for as a purchase, which means the combined company would be required to record the assets and liabilities of Sonat at their estimated fair value. Recording the Sonat assets and liabilities at fair value will result in decreases in earnings in future periods; and


     - Donaldson, Lufkin & Jenrette's opinion with respect to the fairness of the consideration to be paid under the alternative merger structure is limited to an alternative merger transaction in which the implied value of the El Paso common stock, for purposes of calculating the number of shares of senior voting preferred stock to be issued, does not exceed $38.69 per share.

     In the view of the El Paso board these potential countervailing factors did not, individually or in the aggregate, outweigh the advantages of the merger.

     In reaching its decision to approve the merger agreement and the merger, including a merger under the alternative merger structure, and to recommend that El Paso stockholders vote to adopt the merger agreement, the El Paso board did not view any single factor as determinative and did not find it necessary or practicable to assign any relative or specific weights to the various factors considered. Furthermore, individual directors may have given differing weights to different factors.

RECOMMENDATION OF THE BOARD OF DIRECTORS OF SONAT; SONAT'S REASONS FOR THE
MERGER

     Sonat's board of directors has unanimously approved the merger agreement and the merger and believes that the merger is fair to and in the best interests of Sonat and its stockholders and unanimously recommends that Sonat stockholders vote FOR the adoption of the merger agreement.

     The Sonat board believes that the merger will provide Sonat stockholders with an investment in an attractive company with strong growth prospects that will enhance stockholder value for Sonat's stockholders, for various reasons, including the following:


     - the combined company will constitute the premier natural gas company in North America and will rank among the leaders in all key sectors of the natural gas industry, including interstate and intrastate natural gas transmission, gas gathering and processing and energy marketing;



     - the combination of Sonat with El Paso will provide a complementary fit of both companies' strengths and needs, including:


        - with respect to El Paso, (1) its natural gas pipeline system, with direct access to major suppliers and attractive markets and stable earnings and cash flow, (2) its natural gas gathering and processing business, (3) its growing presence in the Gulf of Mexico, and (4) its portfolio of international energy projects and opportunities; and

        - with respect to Sonat, (1) its natural gas pipeline system, with its high quality and relatively fast growth rate, (2) its exploration and production business, which can serve as an added supply source for the combined company's power generation business and has the potential to create significant opportunities for the combined company's natural gas gathering and processing businesses, especially in the Gulf of Mexico, and (3) its natural gas and electric power marketing and electric generation businesses;


     - the merger will allow the combined company the opportunity to realize significant combination benefits;



     - the combined company will have enhanced power generation development investment opportunities;



     - the merger will create a larger, more competitive company that will have advantages of scale and scope in many areas;



     - the combined company's size and enhanced financial strength should, among other things, enable the combined company to participate in larger and more profitable projects in the United States and internationally than either company could on a stand-alone basis; and



     - the corporate cultures and management philosophies of the two companies are compatible.



     The Sonat board made its determination after careful consideration of, and based on, a number of factors, including, among other things, the reasons described above and the following additional factors:


     - its review of other strategic alternatives, including contacts and preliminary discussions Sonat's management had with third parties regarding possible business combinations;

     - the judgment, advice and analysis of Sonat's senior management, including its favorable recommendation of the merger;


     - presentations by and discussions with Sonat's senior management, legal and financial advisors regarding the terms of the merger agreement, stock option agreements and voting agreements;

     - the opinion of Merrill Lynch described below to the effect that, as of the date thereof and based upon and subject to the matters contained in the written fairness opinion, the consideration to be received by Sonat stockholders in the merger, including the alternative merger structure, was fair to Sonat stockholders from a financial point of view;

     - information concerning the financial and operating performance and condition, business operations, debt and capital levels, asset quality and long-term prospects of Sonat, El Paso and the combined company, and each company's projected future financial performance as a separate entity and on a combined basis;

     - current industry, economic and market conditions and trends, including the likelihood of continuing consolidation and increasing competition in the natural gas, oil and gas exploration and production and electric industries (and the corresponding decrease in the number of suitable merger partners);

     - the importance of market position, significant scale and scope and financial resources to a company's ability to compete effectively in the changing environment in the natural gas and electric industries;

     - that the merger will be accomplished on a tax free basis to stockholders of Sonat for United States federal income tax purposes;

     - the anticipated composition of the board of directors and management of the combined company;

     - the terms of the merger agreement, including:

        - the ability of each company under specified circumstances to consider unsolicited alternative business combination proposals,

        - the ability to terminate the merger agreement on the occurrence of specified conditions, and

        - the termination fees payable in specified circumstances;


     - the granting of the stock options under the stock option agreements and the circumstances in which the options could be exercised and the other terms and consequences of the options, including the effect exercise of the options would likely have on the ability of the grantor to use pooling of interests accounting for future business combinations;


     - the ability of the parties to complete the merger, including, in particular, the likelihood of obtaining regulatory approvals;

     - the potential effects of the alternative merger structure, including:

        - that this feature was an important factor in the Sonat board's decision to support the merger,

        - the certainty of closing that this structure provides,

        - the potential ability of El Paso to exchange the senior voting preferred stock in the future for El Paso common stock, subject to receipt of any required approvals, and

        - the board's judgment that, in light of the potential benefits of the merger to El Paso's stockholders, the alternative merger structure is unlikely to be utilized;

     - the prospects for a future sale of or other business combination involving the combined company after the merger;

     - the anticipated positive effects of the merger on long-term value for Sonat stockholders through their ownership of stock in a stronger, more diversified company;

     - the interests of El Paso's and Sonat's management in the merger as described in "Interests of Certain Persons in the Merger;" and

     - the effects of the proposed merger on Sonat's employees, customers, creditors, suppliers and the communities in which it has operations to the extent those effects will have an impact on Sonat and stockholder value.

     The Sonat board also considered a number of potential countervailing factors in its deliberations concerning the merger, including:

     - the combined company would have significant regulated content;


     - the combined company would be a larger, but not necessarily a more profitable, participant in the energy services industry;


     - the combined company would still be smaller than many of its competitors, particularly in respect of domestic power generation and international project development; and

     - the challenges and costs of combining the businesses of two major corporations of this size.

     In the view of the Sonat board, these potential countervailing factors did not, individually or in the aggregate, outweigh the advantages of the merger.

     The above factors are not intended to be exhaustive but are believed to include all material factors considered by Sonat's board of directors. In reaching its decision to approve the merger agreement and the merger, including a merger under the alternative merger structure, and to recommend that Sonat stockholders vote to adopt the merger agreement, the Sonat board did not view any single factor as determinative and did not find it necessary or practicable to assign any relative or specific weights to the various factors considered. Furthermore, individual directors may have given differing weights to different factors.

ACCOUNTING TREATMENT

     We expect the merger to qualify as a pooling of interests for accounting and financial reporting purposes. Under this method of accounting, the recorded assets and liabilities of El Paso and Sonat will be carried forward to the books of the combined company at their historical recorded amounts, subject to any adjustments and reclassifications required to conform the accounting policies of the two companies. In addition, results of operations of the combined company will include results of El Paso and Sonat for the entire fiscal year in which the merger occurs. The historical reported net income or loss of El Paso and Sonat for prior periods will be combined and restated as net income or loss of El Paso after addressing any accounting conformity issues. See "Financial Information."

     If the merger is completed under the alternative merger structure, it will be accounted for as a purchase for accounting and financial reporting purposes. Under this method of accounting, El Paso's historical results for periods before the merger will remain unchanged. On the date of the merger, the combined company will record Sonat's assets and liabilities on its books based on the estimated fair values when the merger is completed.

DESCRIPTION OF MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES


     The following is a description of the material United States federal income tax consequences of the merger. Our description is not a comprehensive description of all of the tax consequences that may be relevant to you. For example, we have not described tax consequences that arise from rules that apply generally to all taxpayers or to some classes of taxpayers. We have also not described tax consequences that are generally assumed to be known by investors. Our description is based upon the Internal Revenue Code, the regulations of the United States Treasury Department, and court and administrative rulings and decisions in effect on the date of this joint proxy statement/prospectus. These laws may change, possibly retroactively, and any change could affect the continuing validity of this discussion.

     We assume that stockholders hold their shares of Sonat common stock as a capital asset and do not address the tax consequences that may be relevant to a particular stockholder receiving special treatment under some United States federal income tax laws. Stockholders receiving this special treatment include:

     - banks;

     - tax-exempt organizations;

     - insurance companies;

     - dealers in securities or foreign currencies;

     - Sonat stockholders who received their Sonat common stock through the exercise of employee stock options or otherwise as compensation;

     - Sonat stockholders who are not U.S. persons; and

     - Sonat stockholders who held Sonat common stock as part of a hedge, straddle or conversion transaction.

     We do not address any consequences arising under the laws of any state, locality or foreign jurisdiction.


     Neither El Paso nor Sonat has requested or will request an advance ruling from the Internal Revenue Service as to the tax consequences of the merger. It is a condition to the merger that each of Sonat and El Paso receive a tax opinion from its tax counsel that the merger or the alternative merger, as applicable, qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. The opinions will be based on customary assumptions and factual representations and will assume that the merger or the alternative merger structure, as applicable, will be completed according to the terms of the merger agreement. Assuming that the merger, or the alternative merger structure, as applicable, is a reorganization, neither El Paso nor Sonat will recognize a tax gain or loss as a result. The following discussion of United States federal income tax consequences of the merger and the alternative merger assumes that each, if completed, will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code for United States federal income tax purposes.



     Merger. If we complete the merger:


     - no gain or loss will be recognized by the stockholders of Sonat who exchange their Sonat common stock solely for El Paso common stock;

     - the tax basis of the El Paso common stock received by Sonat stockholders who exchange all of their Sonat common stock for El Paso common stock in the merger will be the same as the tax basis of the Sonat common stock surrendered in exchange; and

     - the holding period of the El Paso common stock received will include the holding period of shares of Sonat common stock surrendered in exchange.

     Alternative Merger Structure. If we complete the merger under the alternative merger structure, the consequences will generally be the same as those described above, with the following qualifications:

     - if a Sonat stockholder receives cash instead of a fractional share of El Paso common stock or a fractional depositary share, the cash amount will be treated as received in exchange for the fractional share; and gain or loss will be recognized as a result of that exchange equal to the difference between the cash amount received for the fractional share and the portion of the holder's tax basis in shares of Sonat common stock allocable to the fractional share; and

     - the aggregate tax basis of the El Paso common stock and the depositary shares received by Sonat stockholders in the merger will be the same as the tax basis of the Sonat common stock exchanged, decreased by the basis of any fractional share interest for which cash is received; the aggregate tax basis will be allocated proportionally between the El Paso common stock and the depositary shares received based on their relative fair market values at the time the merger is completed.

     In addition, former Sonat stockholders will not recognize gain or loss upon receipt of El Paso common stock in exchange for depositary shares if the exchange occurs as contemplated by the terms of the senior voting preferred stock underlying the depositary shares. See "Description of Senior Cumulative Exchangeable Preferred Stock and Depositary Shares." The tax basis of the shares of El Paso common stock received in such an exchange will be the same as the tax basis of the depositary shares exchanged and the holding period of the El Paso common stock received will include the holding period of the depositary shares.

     TAX MATTERS ARE VERY COMPLICATED, AND THE TAX CONSEQUENCES OF THE MERGER TO EACH SONAT STOCKHOLDER WILL DEPEND ON THE FACTS OF THAT STOCKHOLDER'S SITUATION. SONAT STOCKHOLDERS ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGE IN THE TAX LAWS.


REGULATORY APPROVALS REQUIRED FOR THE MERGER



     Antitrust. Under the HSR Act, we cannot complete the merger until we have given notification and furnished information relating to the operations of the parties and the industries in which they operate to the Federal Trade Commission and the Antitrust Division of the United States Department of Justice and a specified waiting period expires or is terminated. El Paso and Sonat both filed notification and report forms under the HSR Act with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice on April 2, 1999. On April 30, 1999, we received a request from the Federal Trade Commission for additional information and other materials. We are not permitted to complete the merger until 20 days after we have substantially complied with this request or unless the waiting period is terminated earlier. Even after the waiting period expires or is terminated, the Federal Trade Commission and the Antitrust Division retain the authority to challenge the merger on antitrust grounds, before or after the merger is completed. In addition, each state in which El Paso or Sonat operates may also seek to review the merger. It is possible that some of these authorities or a private party may seek to challenge the merger.



     FERC Approval. We both currently operate subsidiary companies that are engaged in the wholesale marketing of power and are considered to be "public utilities" under the Federal Power Act for some purposes. Accordingly, under the Federal Power Act, the FERC has the authority to review the proposed merger to determine if it is in the public interest. We expect to file shortly a joint application with the FERC for approval of the merger.



     In evaluating such applications, the FERC has considered the impact of the proposed merger on competition, rates and regulation. The FERC has, in some cases, imposed conditions on its approval of a merger. Even if it approves the merger, the FERC will have continuing jurisdiction over the combined company's power marketing business to affect the rates, terms and conditions of its service, and to affect its dealings with affiliates.


     Obligations to Obtain Regulatory Approvals. Under the merger agreement, we have both agreed to use our "reasonable best efforts" to take all actions to obtain all material regulatory and governmental approvals necessary to complete the merger and to address concerns of regulators and governmental officials. Addressing these concerns could require that we sell portions of our businesses or restrict the dealings between our pipeline subsidiaries and our electric power marketing subsidiary. Neither El Paso nor Sonat is required under the merger agreement to sell any portion of its business or take any other action to address concerns of regulators if the result would reasonably be expected to be materially adverse to the business, financial condition or results of operations of the combined company after the merger. El Paso is also not required to take actions that would reasonably be expected to be materially adverse to Tennessee Gas Pipeline Company, a subsidiary of El Paso.

     Injunctions. Our obligation to complete the merger is subject to the condition that there be no law or injunction in effect that would prohibit the completion of the merger. We have each agreed to use our "reasonable best efforts" to have any such law or injunction lifted or vacated.

     Other Regulatory Approvals. El Paso conducts business outside the United States. Although the merger does not require notification to or approval of regulatory authorities outside the United States, those regulatory authorities could seek to challenge the merger. We do no expect the closing of the merger to be delayed by any such challenge.

NO APPRAISAL RIGHTS

     Both El Paso and Sonat are organized under Delaware law. Under Delaware law, neither El Paso's nor Sonat's stockholders have a right to dissent and receive the appraised value of their shares in connection with the merger, even if the merger is completed under the alternative merger structure.

FEDERAL SECURITIES LAWS CONSEQUENCES; STOCK TRANSFER RESTRICTIONS

     This joint proxy statement/prospectus does not cover any resales of the El Paso common stock to be received by Sonat stockholders in the merger, and no person is authorized to make any use of this joint proxy statement/prospectus in connection with any such resale.

     All shares of El Paso common stock received by Sonat stockholders in the merger will be freely transferable, except that shares of El Paso common stock received by persons who are deemed to be "affiliates" of Sonat under the Securities Act of 1933 at the time of El Paso's special meeting may resell those shares only in transactions permitted by Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. Persons who may be affiliates of Sonat for those purposes generally include individuals or entities that control, are controlled by, or are under common control with, Sonat, and would not include stockholders who are not executive officers, directors or significant stockholders of Sonat.

     The merger agreement requires Sonat not less than 45 days prior to the closing date to deliver to El Paso a letter identifying all persons who may be, as of the date the merger agreement is submitted for approval by Sonat stockholders, affiliates of Sonat and use reasonable best efforts to cause each person who is identified as an affiliate in the letter to deliver to El Paso and Sonat, at least 30 days before the completion of the merger, an executed letter agreement to the effect that the affiliate will not offer, sell or otherwise dispose of any of the shares of El Paso common stock issued to that affiliate in the merger or otherwise owned or acquired by that affiliate:

          (1) for a period beginning 30 days prior to the completion of the merger and continuing until results covering at least 30 days of post-merger combined operations of El Paso and Sonat have been publicly filed by El Paso; or


          (2) in violation of the Securities Act of 1933.



     The merger agreement also requires El Paso not less than 45 days prior to the closing date to deliver to Sonat a letter identifying all persons who may be, as of the date the merger agreement is submitted for approval by El Paso's stockholders, affiliates of El Paso and use reasonable best efforts to cause each person who is identified as an affiliate in the letter described above to deliver to Sonat and El Paso, at least 30 days prior to the merger, an executed letter agreement from each affiliate of El Paso to the effect that the affiliate will not offer, sell or otherwise dispose of any shares of El Paso common stock owned or acquired by that affiliate during the period described in clause (1) of the prior sentence.


     The restrictions referred to in clause (1) above will not be applicable to either Sonat or El Paso affiliates if the merger is completed under the alternative merger structure.


     In the merger agreement, El Paso has agreed to use reasonable best efforts to make publicly available, within 30 days after the first month after the completion of the merger in which there are at least 30 days of post-merger combined operations of Sonat and El Paso, combined sales and net income figures for the combined company.


AMENDMENT TO EL PASO'S BY-LAWS



     In accordance with the requirements of the merger agreement and in connection with the merger or the alternative merger, El Paso's board intends to amend El Paso's by-laws to require that any stockholder wishing to nominate candidates for election as directors at El Paso's annual stockholders' meeting or to bring other business before the meeting must notify El Paso between 120 and 90 days before the anniversary of the prior year's annual meeting. Under El Paso's current by-laws stockholders must provide notice between 90 and 60 days before the anniversary of the prior year's annual meeting.


     El Paso's board also intends, if the merger is completed, to amend El Paso's by-laws to eliminate the rights of the Chairman currently provided for in El Paso's by-laws and to provide that those rights be rights of the Chief Executive Officer. This amendment is intended to allow William A. Wise, who is currently the Chairman, President and Chief Executive Officer of El Paso and who will be President and Chief Executive Officer of El Paso after completion of the merger, to continue to have the rights and responsibilities his current position has.

                         OPINIONS OF FINANCIAL ADVISORS

OPINION OF FINANCIAL ADVISOR TO EL PASO


     El Paso asked Donaldson, Lufkin & Jenrette (DLJ), in its role as financial advisor to El Paso, to render an opinion to the El Paso board as to the fairness to El Paso, from a financial point of view, of the exchange ratio in the merger, and of the consideration to be paid by El Paso under the alternative merger structure. On March 12, 1999, DLJ delivered to the El Paso board its oral opinion to the effect that, as of such date, the exchange ratio in the merger and the consideration to be paid by El Paso under the alternative merger structure, in each case, was fair to El Paso from a financial point of view. This opinion was subsequently confirmed in the written DLJ opinion to the effect that, as of March 13, 1999, and based on and subject to the assumptions, limitations and qualifications set forth in such opinion, the exchange ratio and the consideration to be paid by El Paso, in each case, was fair from a financial point of view.


     The full text of the DLJ opinion is attached as Annex D to this joint proxy statement/prospectus. The summary of the DLJ opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the DLJ opinion. El Paso stockholders are urged to read the DLJ opinion carefully and in its entirety for the procedures followed, assumptions made, other matters considered and limits of the review by DLJ in connection with such opinion.

     The DLJ opinion was prepared for the El Paso board and was directed only to the fairness to El Paso from a financial point of view, as of the date thereof, of the exchange ratio in the merger and the consideration to be paid by El Paso under the alternative merger structure. DLJ expressed no opinion in the DLJ opinion as to the prices at which El Paso common stock would actually trade at any time. The DLJ opinion did not address the relative merits of the merger or the alternative merger, as the case may be, and the other business strategies considered by the El Paso board nor did it address the El Paso board's decision to proceed with the merger or the alternative merger, as the case may be. The DLJ opinion did not constitute a recommendation to any El Paso stockholder as to how such stockholder should vote on the merger.

     El Paso selected DLJ as its financial advisor because DLJ is an internationally recognized investment banking firm that has substantial experience in the natural gas industry and is familiar with El Paso and its businesses. DLJ was not retained as an advisor or agent to the stockholders of El Paso or any other person. As part of its investment banking business, DLJ is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. El Paso did not impose any restrictions or limitations upon DLJ with respect to the investigations made or the procedures followed by DLJ in rendering the DLJ opinion.

     In arriving at the DLJ opinion, DLJ reviewed the merger agreement and the exhibits thereto, including the form of certificate of designation for the Senior Cumulative Exchangeable Preferred Stock of El Paso, as well as financial and other information that was publicly available or furnished to DLJ by El Paso and Sonat, including information provided during discussions with their respective managements. Included in the information provided during such discussions were certain financial projections of El Paso prepared by the management of El Paso and certain financial projections of Sonat prepared by the management of Sonat. In addition, DLJ compared certain financial and securities data of El Paso and Sonat with publicly available information concerning various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of El Paso common stock and Sonat common stock, reviewed prices paid in certain other business combinations and conducted such other financial studies, analyses and investigations as DLJ deemed appropriate for purposes of rendering the DLJ opinion.


     In rendering the DLJ opinion, DLJ relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to it from public sources, that was provided to it by El Paso, Sonat and their respective representatives, or that was otherwise reviewed by DLJ. In particular, DLJ relied upon the estimates of the management of El Paso of the operating synergies in the form of cost savings achievable as a result of the merger or the alternative merger, as the case may be, and upon DLJ's discussion of such synergies with the management of El Paso. With respect to the financial projections supplied to DLJ, DLJ assumed that they were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of El Paso and Sonat as to the future operating and financial performance of El Paso and Sonat. In that regard, El Paso's financial forecasts for the combined company in the case of the alternative merger assumed, among other things, that El Paso would issue up to $3.55 billion in a combination of new El Paso common stock and new debt to retire the depositary shares to be issued as part of the consideration in the alternative merger. DLJ did not assume responsibility for making any independent evaluation of the assets or liabilities, or for making any independent verification of the information reviewed by DLJ. DLJ relied as to all legal matters, including that the merger or the alternative merger, as the case may be, will be free of federal income tax consequences to El Paso, on advice of counsel to El Paso. With the consent of the El Paso board, in arriving at its opinion with respect to the consideration to be paid by El Paso in the alternative merger, DLJ assumed that the average of the closing prices per share of El Paso common stock over the ten trading days immediately preceding the second trading day before the special meeting of the Sonat stockholders would be no more than $38.69, which was the closing price per share of El Paso common stock on March 11, 1999, and DLJ expressed no opinion at any greater price. DLJ further assumed that the merger, unless completed under the alternative merger structure, will be accounted for as a pooling of interests under generally accepted accounting principles.

     Further, in rendering its opinion, DLJ assumed that obtaining the necessary regulatory and governmental approvals for the merger or the alternative merger, as the case may be, would not significantly delay consummation of the merger or the alternative merger, as the case may be, and that, in the course of obtaining such approvals, no restriction would be imposed that would have a material adverse effect on the contemplated benefits of the merger or the alternative merger, as the case may be.

     The DLJ opinion was necessarily based on economic, market, financial and other conditions as they existed on, and on the information made available to DLJ as of, the date of the DLJ opinion. The DLJ opinion states that, although subsequent developments may affect the DLJ opinion, DLJ does not have any obligation to update, revise or reaffirm its opinion.


     The following is a summary of the presentation made by DLJ to the El Paso board at its March 12, 1999 meeting in connection with rendering the DLJ opinion. Unless otherwise specified, references to cost savings below assume that El Paso will realize $60 million of annual pre-tax cost savings in 1999, on a pro forma basis as if the merger or the alternative merger, as the case may be, occurred on January 1, 1999, and $60 million of pre-tax cost savings in 2000, with annual pre-tax savings expected to increase thereafter through 2003.



     Relative Price Performance. DLJ examined the history of the daily closing prices per share of El Paso common stock and Sonat common stock for the 2-year period ended March 11, 1999. DLJ also reviewed the daily closing prices per share of El Paso common stock and Sonat common stock during the one-year period ended March 11, 1999 in relation to each other and to a composite index comprising selected publicly traded natural gas companies.



     Discounted Cash Flow Analysis. DLJ performed a DCF analysis of Sonat and El Paso using projections and assumptions provided by the management of Sonat and El Paso, respectively, excluding anticipated cost savings. DCF is defined as discounted cash flow. The DCF for Sonat's operations other than its exploration and production operations was estimated using discount rates ranging from 8% to 10% and estimated terminal multiples in year 2003 of EBITDA ranging from 9.5x to 11.5x. EBITDA is defined as earnings before interest expense, income taxes, depreciation and amortization. For Sonat's exploration and production operations, the present value of the future cash flows was estimated using discount rates ranging from 8% to 12%, and such cash flows were risk adjusted according to reserve and asset category. Reserve and asset category risks were assigned weightings as follows: proved reserves, 85%-100% of present value; probable reserves, 40% of present value; possible reserves, 10% of present value; exploration acreage, 90% of estimated market value; and seismic library, 80% of estimated replacement cost. For Sonat's exploration and production operations, DLJ assumed the following commodity prices:

                                          1999      2000      2001        THEREAFTER
                                         ------    ------    ------    ----------------
 Natural Gas (dollars per thousand
   cubic feet).......................    $ 1.98    $ 2.20    $ 2.23    3% growth with a
                                                                          $3.50 cap
 Oil (dollars per barrel)............    $12.85    $14.82    $16.10    3% growth with a
                                                                          $25.00 cap

     The DCF for El Paso was estimated using discount rates ranging from 8.5% to 10.5% and estimated terminal multiples in year 2003 of EBITDA ranging from 8.0x to 10.0x. Based on 110.2 million shares of Sonat common stock outstanding, calculated using the treasury stock method, this analysis yielded estimated per share equity values for Sonat, ranging from approximately $29.43 to $42.26, compared to a closing price per share of El Paso common stock on March 11, 1999 of $38.69. This analysis also yielded implied exchange ratios ranging from 0.91x to 1.09x (obtained by comparing the highest estimated valuation of Sonat common stock to the highest estimated valuation of El Paso common stock and the lowest estimated valuation of Sonat common stock to the lowest estimated valuation of El Paso common stock), compared to the proposed exchange ratio of 1.0x.

     In addition, DLJ performed a DCF analysis of the combined company, giving effect to anticipated cost savings and pre-tax equity plan adjustments of $43 million in 1999 and $57 million in 2000, and compared such valuation analysis to the El Paso DCF analysis on a stand-alone basis. The DCF for the combined company was estimated using discount rates ranging from 8.25% to 10.25% and estimated terminal multiples in year 2003 of EBITDA ranging from 8.5x to 10.5x. Based on a pro forma 233.7 million shares of El Paso common stock outstanding, calculated using the treasury stock method, this analysis yielded estimated per share equity values for the combined company ranging from approximately $34.41 to $51.69, representing estimated values ranging from 11% to 27% higher than the estimated per share equity values for El Paso in the El Paso DCF analysis on a stand-alone basis.

     Comparable Public Trading Analysis. DLJ compared selected historical and projected operating information (excluding anticipated cost savings), stock market data and financial ratios for each of El Paso and Sonat to the same data for selected publicly traded companies in the natural gas and exploration and production industries. The natural gas companies were:

          1. Enron Corp.;

          2. The Williams Companies, Inc.;

          3. The Coastal Corporation; and

          4. Columbia Energy Group.

     The exploration and production companies were:

          1. Burlington Resources Inc.;

          2. Enron Oil & Gas Company;

          3. Apache Corporation; and

          4. Noble Affiliates, Inc.

     DLJ analyzed the enterprise value of each of the natural gas companies and each of the exploration and production companies measured as a multiple of selected financial data. Enterprise value was calculated as equity value plus total debt plus the liquidation value of preferred stock, if any, plus the value of minority interests, if any, minus cash and short-term investments. DLJ also analyzed the stock price of each of the natural gas companies and each of the exploration and production companies using the stock prices as of March 11, 1999, measured as a multiple of selected financial data. DLJ also reviewed stock market data and financial ratios for Consolidated Natural Gas Company and K N Energy, Inc., but excluded this information from its analysis because both Consolidated Natural Gas Company and K N Energy, Inc. had previously announced business combinations.

     In examining the natural gas companies, DLJ analyzed the enterprise value of the companies as a multiple of projected 1998, 1999 and 2000 EBITDA. DLJ also analyzed the stock price of the natural gas companies as a multiple of projected 1998, 1999 and 2000 EPS. EPS is defined as earnings per share of common stock. All data relating to the natural gas companies was derived from publicly available sources and from DLJ research. DLJ's analysis of the natural gas companies yielded the following ranges:

                        1998 EBITDA   1999 EBITDA   2000 EBITDA   1998 EPS   1999 EPS   2000 EPS
                        -----------   -----------   -----------   --------   --------   --------
High..................     15.3x         12.2x         11.5x       46.5x      34.5x      26.1x
Low...................      8.1x          7.5x          7.0x       15.9x      14.2x      12.9x

     In examining the exploration and production companies, DLJ analyzed the enterprise value of the companies as a multiple of reserves and also analyzed the stock price of the companies as a multiple of projected 1999 and 2000 CFPS. CFPS is defined as cash flow per share of common stock. All data relating to the exploration and production companies was derived from publicly available sources, from DLJ research and from First Call estimates. DLJ's analysis of the exploration and production companies yielded the following ranges:

                                                       RESERVES                        1999 CFPS    2000 CFPS
                                               ------------------------                ---------    ---------
                                               (IN DOLLARS PER THOUSAND
                                                CUBIC FEET EQUIVALENT)
High.........................................           $1.06                            8.9x         6.7x
Low..........................................           $0.64                            5.6x         4.2x

     Based on the foregoing data and on projections for El Paso provided by the management of El Paso and for Sonat provided by the management of Sonat, excluding anticipated cost savings, this analysis yielded estimated per share equity values for Sonat ranging from approximately $30.68 to $42.23, compared to a closing price per share of El Paso common stock on March 11, 1999 of $38.69. This analysis also yielded implied exchange ratios ranging from 1.01x to 1.08x (obtained by comparing the highest estimated valuation of Sonat common stock to the highest estimated valuation of El Paso common stock and the lowest estimated valuation of Sonat common stock to the lowest estimated valuation of El Paso common stock), compared to the proposed exchange ratio of 1.0x.

     Comparable Transaction Analysis. DLJ reviewed seven selected acquisitions and pending acquisitions involving natural gas companies:

          1. El Paso Natural Gas Company (d/b/a El Paso Energy
     Corporation)/Tenneco Inc.'s energy business;

          2. Houston Industries Incorporated/NorAm Energy Corp.;

          3. Duke Power Company/PanEnergy Corp.;


          4. KN Energy, Inc./Midcon Corp. (subsidiary of Occidental Petroleum Corporation);


          5. CMS Energy Corporation/PanEnergy Corp.;


          6. Sempra Energy/KN Energy, Inc.; and


          7. Dominion Resources, Inc./Consolidated Natural Gas Company.

     DLJ reviewed eight selected acquisitions involving exploration and production companies:

          1. Santa Fe Energy Resources, Inc./Snyder Oil Corporation;

          2. Seagull Energy Corporation/Ocean Energy, Inc.;

          3. Kerr-McGee Corporation/Oryx Energy Company;

          4. Ocean Energy, Inc./United Meridian Corporation;

          5. Sonat Inc./Zilkha Energy Company;

          6. Burlington Resources, Inc./The Louisiana Land & Exploration
     Company;

          7. Noble Affiliates, Inc./Energy Development Corporation; and

          8. Union Pacific Resources Company/Amax Oil and Gas.

     In examining the natural gas transactions, DLJ analyzed, among other things, the enterprise value of the acquired company implied by each of these transactions as a multiple of LTM EBITDA and LTM EBIT. LTM is defined as last reported twelve months. EBIT is defined as earnings before interest expense and income taxes. DLJ also analyzed the equity value of the acquired company as a multiple of net income. DLJ's analysis of the natural gas transactions yielded the following ranges:

                                                                            LTM
                                                LTM EBITDA    LTM EBIT    EARNINGS
                                                ----------    --------    --------
High..........................................    11.4x        17.1x       23.4x
Low...........................................     7.9x        11.9x       20.0x

     In examining the exploration and production transactions, DLJ analyzed, among other things, the enterprise value of the acquired company implied by each of these transactions as a multiple of LTM EBITDA and reserves, and the equity value of the acquired company as a multiple of LTM CFFO. CFFO is defined as cash flow from operations. DLJ's analysis of the exploration and production transactions yielded the following ranges:

                                                LTM EBITDA    LTM EBIT    LTM CFFO
                                                ----------    --------    --------
                                                     (IN DOLLARS PER THOUSAND
                                                      CUBIC FEET EQUIVALENT)
High..........................................     9.1x        $2.93        8.8x
Low...........................................     3.7x        $0.81        3.4x


     Based on the foregoing data and on projections for Sonat provided by the management of Sonat, excluding anticipated cost savings, this analysis yielded estimated per share equity values for Sonat ranging from approximately $34.50 to $44.89, compared to a closing price per share of El Paso common stock on March 11, 1999 of $38.69. This analysis yielded implied exchange ratios ranging from 1.04x to 1.23x (obtained by comparing the highest estimated valuation of Sonat common stock to the highest estimated valuation of El Paso common stock, and the lowest estimated valuation of Sonat common stock to the lowest estimated valuation of El Paso common stock), compared to the proposed exchange ratio for the all common stock merger of 1.0x. The foregoing implied exchange ratios were obtained using a range of estimated per share equity values for Sonat derived from the comparable transaction analysis and a range of estimated per share equity values of El Paso derived from the comparable public trading analysis.


     Contribution Analysis. DLJ analyzed the relative contributions of El Paso and Sonat to the pro forma combined company based on selected financial data, assuming no anticipated cost savings. DLJ compared the relative contribution of El Paso to certain financial data for the pro forma combined company, including the following:

          1. projected CFFO for each year from 1998 through 2003;

          2. projected net income for each year from 1998 through 2003; and

          3. projected book value as of December 31 of each year from 1998 through 2003.

     In each case, the financial data for the pro forma combined company, excluding anticipated cost savings, was determined by adding the financial data for El Paso and Sonat. This analysis yielded implied exchange ratios ranging from 0.48x to 1.05x, compared to the proposed exchange ratio of 1.0x.

     Pro Forma Combined Accretion/Dilution Analysis -- Merger. Using the projected earnings of El Paso for the years 1999 and 2000 and the projected earnings of Sonat for the same years, DLJ compared the projected EPS and CFPS of El Paso on a stand-alone basis to the projected pro forma EPS and CFPS of the combined company after the merger. This analysis assumed pre-tax net equity plan adjustments of $43 million in 1999 and $57 million in 2000 associated with early vesting of certain incentive compensation plans in accordance with their pre-existing terms.

     This analysis showed that with anticipated cost savings, the merger would be dilutive in 1999 and accretive in 2000 to holders of El Paso common stock and that without anticipated cost savings, the merger would be dilutive to the EPS of holders of El Paso common stock in both years. This analysis further showed that both with and without anticipated cost savings, the merger would be dilutive to the CFPS of holders of El Paso common stock through 2000.

     Pro Forma Combined Accretion/Dilution Analysis -- Alternative Merger. Using the projected earnings of El Paso for the years 1999 and 2000 and the projected earnings of Sonat for the same years, DLJ compared the EPS and CFPS of El Paso on a stand-alone basis to the projected pro forma EPS and CFPS of the combined company after the alternative merger. This analysis assumed pre-tax net equity plan adjustments of $43 million in 1999 and $57 million in 2000 associated with early vesting of certain incentive compensation plans in accordance with their pre-existing terms.

     Taking into account El Paso's planned issuance of up to $3.55 billion in a combination of new common stock and new debt to exchange shares of El Paso common stock for senior voting preferred stock underlying the depositary shares, and/or purchase in the open market the depositary shares, that would be issued as part of the consideration in the alternative merger, which is referred to below as the Recapitalization, this analysis showed that both with and without anticipated cost savings, the alternative merger would be dilutive to the EPS of holders of El Paso common stock through 2000. Assuming El Paso were to effect the Recapitalization, this analysis showed that with anticipated cost savings, the alternative merger would be accretive immediately to the CFPS of holders of El Paso common stock, and that without anticipated cost savings, the alternative merger would be dilutive to the CFPS of holders of El Paso common stock in 1999 and accretive in 2000.

     Historical Exchange Ratio Analysis. DLJ reviewed the historical exchange ratios implied by the daily closing prices per share of El Paso common stock to those of Sonat common stock for the period beginning on March 11, 1998 and ending on March 11, 1999. This analysis showed that the average historical exchange ratios during the period ending on March 11, 1999 were as follows:

               PERIOD ENDED MARCH 11, 1999                  IMPLIED HISTORICAL EXCHANGE RATIO
               ---------------------------                  ---------------------------------
1 year....................................................                0.95x
6 months..................................................                0.83x
3 months..................................................                0.78x
2 months..................................................                0.76x
1 month...................................................                0.72x


     This analysis also showed that on February 19, 1999, the last trading date prior to the announcement of the Dominion Resources, Inc./Consolidated Natural Gas Company and the Sempra Energy/ KN Energy, Inc. transactions, the exchange ratio was 0.75x, and that for the one-week and one-day periods prior to March 11, 1999, the average historical exchange ratio was 0.70x.


     The summary set forth above does not purport to be a complete description of the analyses performed by DLJ but describes, in summary form, the material elements of the presentation made by DLJ to the El Paso board on March 12, 1999. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Each of the analyses conducted by DLJ was carried out in order to provide a different perspective on the transaction and to add to the total mix of information available. DLJ did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness from a financial point of view. Rather, in reaching its conclusion, DLJ considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. DLJ did not place any particular reliance or weight on any individual analysis, but instead concluded that its analyses, taken as a whole, supported its determination. Accordingly, notwithstanding the separate factors summarized above, DLJ has indicated to El Paso that it believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. The analyses performed by DLJ are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses.


     Pursuant to the terms of an engagement agreement dated March 13, 1999, El Paso (1) has paid DLJ (a) a retainer fee of $250,000, (b) $2 million in connection with the signing of the merger agreement and (c) $1 million in connection with the delivery by DLJ of its opinion, and (2) will pay an additional fee equal to twenty-two basis points (0.22%) of the aggregate value of outstanding common stock of Sonat on the last date prior to the consummation of the merger or the alternative merger, as the case may be, plus the amount of any debt assumed, acquired, remaining outstanding, retired or defeased or preferred stock redeemed or remaining outstanding in connection with the merger or the alternative merger, as the case may be, upon consummation of the merger or the alternative merger, as the case may be. The fee previously paid to DLJ as described in clause (l) of the first sentence of this paragraph will be deducted from any fee to which DLJ is entitled upon consummation of the merger, the alternative merger or other business combination. El Paso has also agreed that if the merger, the alternative merger or similar transaction is not consummated and El Paso receives a termination fee, El Paso will pay DLJ the lesser of ten percent (10%) of such termination fee and $7 million in cash upon El Paso's receipt of the termination fee. Any fees previously paid to DLJ pursuant to the engagement agreement will be deducted from any fee to which DLJ is entitled pursuant to the preceding sentence. In addition, El Paso agreed to reimburse DLJ, upon request by DLJ from time to time, for all out-of-pocket expenses (including the reasonable fees and expenses of counsel) incurred by DLJ in connection with its engagement thereunder and to indemnify DLJ and certain related persons against certain liabilities in connection with its engagement, including liabilities under United States federal securities laws. DLJ and El Paso negotiated the terms of the fee arrangement.

     In the ordinary course of business, DLJ and its affiliates may own or actively trade the securities of El Paso and Sonat for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in El Paso or Sonat securities. DLJ, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. DLJ has performed investment banking and other services for El Paso in the past, including (1) acting as lead manager in a $150 million offering of El Paso common stock in 1997; (2) acting as lead manager in a $325 million offering of preferred securities for a trust subsidiary of El Paso in 1998; (3) acting as lead manager in a $900 million debt offering and a $400 million debt offering for Tennessee Gas Pipeline Company, a subsidiary of El Paso, in 1997 and 1998, respectively;
(4) acting as financial advisor to El Paso in the sale of a 49% interest in Viosca Knoll Gathering Company to Leviathan Gas Pipeline Partners, L.P. for $85 million expected to close in the second quarter of 1999; and (5) acting as financial advisor to El Paso in the purchase of EnCap Investments L.C. for $52 million in 1999. DLJ has received usual and customary compensation for its past services for El Paso.

OPINION OF FINANCIAL ADVISOR TO SONAT

     Merrill Lynch has acted as financial advisor to Sonat in connection with the merger and has assisted the Sonat Board in its examination of the fairness, from a financial point of view to Sonat, of the consideration to be received by Sonat stockholders in the merger or the alternative merger.

     On March 13, 1999, Merrill Lynch delivered its oral opinion to the Sonat board, subsequently confirmed in writing in the Merrill Lynch fairness opinion, that, as of that date and based upon and subject to the matters stated in the fairness opinion, the consideration to be received by Sonat stockholders in the merger or the alternative merger was fair to such stockholders from a financial point of view.

     The full text of the Merrill Lynch fairness opinion, which sets forth the assumptions made, matters considered and limitations on review undertaken, is attached as Annex E and is incorporated by reference in this joint proxy statement/prospectus. Merrill Lynch's opinion is directed to the Sonat board and addresses only the fairness of the consideration from a financial point of view. It does not address any other aspect of the merger or any related transaction and does not constitute a recommendation to any holder of Sonat common stock as to how the holder should vote at the Sonat special meeting. The summary of the Merrill Lynch fairness opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

     In connection with its opinion, Merrill Lynch, among other things:

     - Reviewed historical and publicly available business and financial information relating to Sonat and El Paso that it deemed to be relevant;

     - Reviewed information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of Sonat and El Paso, furnished to it by Sonat and El Paso;

     - Conducted discussions with members of senior management of Sonat and El Paso concerning their respective businesses and prospects;

     - Reviewed the historical market prices and trading activity for the common stock of Sonat and El Paso and compared them with that of publicly traded companies which it deemed to be reasonably similar to Sonat or El Paso, respectively;

     - Compared the results of operations of Sonat and El Paso with that of companies which it deemed to be reasonably similar to Sonat or El Paso, respectively;

     - Compared the proposed financial terms of the merger with the financial terms of other mergers and acquisitions which it believed to be relevant;

     - Reviewed a draft of the merger agreement dated March 13, 1999; and

     - Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as it deemed necessary, including its assessment of general economic, market and monetary conditions.

     In connection with its review, Merrill Lynch did not assume any responsibility for independent verification of any of the information provided to or otherwise reviewed by it and assumed and relied upon the accuracy and completeness of all such information. With respect to the financial forecasts, Merrill Lynch assumed that such forecasts were reasonably prepared and reflect the best currently available estimates and judgments of the managements of Sonat and El Paso as to the future financial performance of Sonat and El Paso, respectively. In addition, Merrill Lynch did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Sonat or El Paso, nor was Merrill Lynch furnished with any such evaluations or appraisals. Merrill Lynch further assumed that each of the merger and the alternative merger will qualify as a tax free reorganization for United States federal income tax purposes and the merger will be accounted for as a pooling of interests and the alternative merger will be accounted for as a purchase under generally accepted accounting principles. With respect to the estimates of potential cost savings furnished by Sonat and El Paso, Merrill Lynch assumed that such estimates have been reasonably prepared and reflect the best currently available estimates and judgments of the management of Sonat and El Paso as to the expected cost savings of the merger. During the March 13, 1999 meeting with the Sonat board of directors, Merrill Lynch advised the board of directors that it had assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the merger, no restrictions, including any divestiture requirements or amendments or modifications, would be imposed that would have a material adverse effect on the contemplated benefits of the merger.

     In expressing its opinion with respect to the fairness of the consideration to be received by the holders of the shares other than El Paso and its affiliates in the alternative merger, Merrill Lynch has considered the benefit bestowed on the Company and its stockholders by the existence of the alternative merger in the event the stockholders of El Paso do not approve the merger.

     Merrill Lynch's opinion was necessarily based on information available to it and on market, economic and other conditions as they existed and could be evaluated on the date of its opinion. Merrill Lynch did not address the merits of the underlying decision by Sonat to engage in the merger. Merrill Lynch expressed no opinion as to what the value of El Paso common stock actually would be when issued to the holders of Sonat common stock pursuant to the merger or the prices at which El Paso common stock would trade subsequent to the merger. Although Merrill Lynch evaluated the consideration to be received by the holders of Sonat common stock from a financial point of view, Merrill Lynch was not requested to, and did not, recommend the specific consideration payable in the merger.

     In preparing its opinion for the Sonat board, Merrill Lynch performed a variety of financial and comparative analyses, including those described below. The summary of analyses performed by Merrill Lynch as set forth below is not a complete description of the analyses underlying Merrill Lynch's opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial or summary description. No company, business or transaction used in such analyses as a comparison is identical to El Paso, Sonat or the merger, nor is an evaluation of the results of such analyses entirely mathematical; rather, it involves complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions being analyzed. The estimates contained in such analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities are not appraisals and may not reflect the prices at which businesses, companies or securities actually may be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty.

     In arriving at its opinion, Merrill Lynch made qualitative judgments as to the significance and relevance of each analysis and factor considered by it. Accordingly, Merrill Lynch believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create an incomplete view of the processes underlying such analyses and its opinion. In its analyses, Merrill Lynch made numerous assumptions with respect to El Paso, Sonat, industry performance, and regulatory, general business, economic, market and financial conditions, as well as other matters, many of which are beyond the control of El Paso and Sonat, and involve the application of complex methodologies and educated judgment.

     The following is a summary of the material financial and comparative analyses performed by Merrill Lynch in arriving at its March 13, 1999 opinion and presented to the Sonat board. Merrill Lynch derived implied values per share for Sonat common stock based upon the values suggested by these analyses, in light of the judgment and experience of Merrill Lynch. The Merrill Lynch opinion is based upon Merrill Lynch's consideration of the collective results of all such analyses, together with the other factors referred to in its opinion letter.

     Exchange ratio analysis. In the merger, each outstanding share of Sonat common stock will be converted into the right to receive 1.00 shares of El Paso common stock. Merrill Lynch compared this exchange ratio to each range of implied exchange ratios set forth below, which were derived from the analyses performed by Merrill Lynch, and noted that this exchange ratio was higher than, or at the upper end of, the ranges of such implied exchange ratios.

                        METHODOLOGY                           EXCHANGE RATIO
                        -----------                           --------------
Contribution analysis.......................................    0.60-0.90
Comparable transaction analysis.............................    0.75-1.00
Comparable company trading analysis.........................    0.60-0.80
Discounted cash flow analysis...............................    0.75-0.90
Merger premium analysis.....................................    0.85-0.95

     The implied exchange ratios were computed using $38.625 as the price per share of El Paso common stock, which was the closing price of the El Paso common stock on March 10, 1999.

     Contribution analysis. In order to determine an implied exchange ratio range based upon a contribution analysis, Merrill Lynch calculated the contribution of each of Sonat and El Paso to the net income to common stockholders and a cash flow analysis of the pro forma combined company using projections provided by the respective managements of Sonat and El Paso for the twelve month periods ending December 31, 1999 and 2000.

                                                                EXCHANGE
                     FINANCIAL MEASURE                            RATIO
                     -----------------                        -------------
1999 net income.............................................      0.50
1999 EBITDA.................................................      0.75
1999 EBIT...................................................      0.36
2000 net income.............................................      0.73
2000 EBITDA.................................................      0.92
2000 EBIT...................................................      0.58

     Utilizing the contribution analysis, Merrill Lynch calculated an implied exchange ratio range of 0.60 to 0.90.

     Comparable transaction analysis. Merrill Lynch also reviewed publicly available information relating to comparable merger and acquisition transactions in respect of companies with primarily natural gas and energy services operations. With respect to Sonat, Merrill Lynch examined multiples of the consideration paid for the common equity and the value of the indebtedness assumed in each of the transactions to, among other measures, such acquired companies' EBITDA and EBIT, and examined multiples of the value of the common equity in each of the transactions to net income.

     The comparable transactions in the natural gas and energy services industry that Merrill Lynch reviewed and the dates those transactions were completed were the following:

     - The Williams Companies, Inc.'s acquisition of Transco Energy Company (December 1994);

     - Texas Utilities Company's acquisition of ENSERCH Corporation (April
       1996);

     - El Paso Energy Corporation's acquisition of Tenneco Inc.'s energy business (July 1996);

     - Houston Industries Inc.'s acquisition of NorAm Energy Corp. (August
       1996);

     - Pacific Enterprises' acquisition of Enova Corporation (October 1996);

     - Duke Power Co.'s acquisition of PanEnergy Corp. (November 1996);


     - KN Energy, Inc.'s acquisition of MidCon Corp. (December 1997);


     - TransCanada Pipelines Limited's acquisition of NOVA Corporation (January
       1998);

     - CMS Energy Corporation's acquisition of Duke Energy's Panhandle Eastern Pipeline Company and Trunkline Gas Company (November 1998);


     - Sempra Energy's acquisition of KN Energy, Inc. (Pending); and


     - Dominion Resources, Inc.'s acquisition of Consolidated Natural Gas Company (Pending).

     In order to determine an implied exchange ratio range based on an analysis of comparable transactions, Merrill Lynch (1) compared the offer value (defined to be the consideration paid for the common equity) in each of the comparable transactions as a multiple of the then publicly available latest twelve months ("LTM") net income to common stockholders (the "Net Income Multiple") and (2) compared the transaction value (defined to be the offer value plus the liquidation value of preferred stock plus the principal amount of debt less cash) for each of the comparable transactions as a multiple of the then publicly available (a) LTM EBITDA (the "EBITDA Multiple") and (b) LTM EBIT (the "EBIT Multiple"), to the corresponding multiples for the merger.

                     FINANCIAL MEASURE                        EXCHANGE RATIO
                     -----------------                        --------------
LTM net income..............................................    0.72-0.89
LTM EBITDA..................................................    0.89-0.97
LTM EBIT....................................................    0.57-0.73

     Utilizing the comparable transactions analysis, Merrill Lynch calculated an implied exchange ratio range of 0.75 to 1.00.

     Because the reasons for, and circumstances surrounding, each of the comparable transactions analyzed were so diverse and due to the inherent differences between the operations and financial conditions of Sonat and the selected companies, Merrill Lynch believes that a purely quantitative comparable transaction analysis would not be dispositive in the context of the merger. Merrill Lynch further believes that an appropriate use of a comparable transaction analysis in this instance involves qualitative judgments concerning the differences between the characteristics of these transactions and the merger that would affect the value of the acquired companies and businesses and Sonat, those judgments being reflected in Merrill Lynch's opinion.


     Comparable company trading analysis. Using publicly available information, Merrill Lynch compared selected historical stock, financial and operating ratios for Sonat with corresponding data and ratios of similar publicly traded companies. These companies were selected by Merrill Lynch based upon Merrill Lynch's views as to the comparability of the financial and operating characteristics of these companies to Sonat. With respect to these analyses, Merrill Lynch made comparisons among the following companies: The Coastal Corporation, Columbia Energy, Consolidated Natural Gas Company, Enron Corp., KN Energy, Inc., Questar Corporation, and The Williams Companies, Inc.


     In order to determine an implied exchange ratio range based upon an analysis of comparable publicly traded companies, Merrill Lynch compared the market value of Sonat common stock as a multiple of (1) estimated 1999 net income and (2) estimated 2000 net income to the corresponding ratios for each of the comparable companies. The earnings estimates were obtained from IBES and First Call, two data services that monitor and publish a compilation of earnings estimates produced by selected research analysts on companies of interest to investors. Additionally, Merrill Lynch compared the market capitalization of Sonat as a multiple of estimated 1999 EBITDA and estimated 2000 EBITDA to the corresponding ratios for each of the comparable companies. Merrill Lynch determined that the appropriate trading multiples for the comparable companies were 15.0 to 17.0, 13.0 to 15.0, 7.5 to 8.5, and 7.0 to 7.5 for 1999 estimated net income, 2000 estimated net income, 1999 estimated EBITDA and 2000 estimated

EBITDA, respectively. These multiples were applied to Sonat's forecast of each respective financial measure, providing the following implied exchange ratios:

                     FINANCIAL MEASURE                        EXCHANGE RATIO
                     -----------------                        --------------
1999 net income.............................................    0.41-0.46
1999 EBITDA.................................................    0.65-0.80
2000 net income.............................................    0.59-0.68
2000 EBITDA.................................................    0.79-0.88

     Using this analysis, Merrill Lynch calculated an implied exchange ratio of
0.60 to 0.80.

     Because of the inherent differences among the operations of Sonat and the selected comparable companies, Merrill Lynch believes that a purely quantitative comparable company analysis would not be dispositive in the context of the merger. Merrill Lynch further believes that an appropriate use of a comparable company analysis in this instance involves qualitative judgments concerning differences among the financial and operating characteristics of Sonat and the selected comparable companies, which judgments are reflected in Merrill Lynch's opinion.

     Discounted cash flow analysis. In order to determine an implied exchange ratio range based upon discounted cash flow analysis, Merrill Lynch performed discounted cash flow analyses for each of Sonat and El Paso using projections provided to Merrill Lynch by the respective managements of Sonat and El Paso and calculated ranges of values per share for Sonat common stock and El Paso common stock.

     The Sonat and El Paso discounted cash flow analyses were based upon the sum of the discounted cash flow analyses of each of the primary business segments of the respective companies. Discount rates were applied to (1) each company's respective projected free cash flows for the years 1999 through 2003, and (2) their respective enterprise values in 2003 based upon a range of multiples times projected 2003 EBITDA. In addition, the discounted cash flow analysis for Sonat's oil and gas exploration and production segment was conducted based upon projected production and related cash flows from existing proven reserves using discount rates ranging from 8.0% to 15.0%. El Paso's international segment was valued based on the value of equity invested in current projects and added to the discounted cash flow values of the other three business segments.

                                                                                2003
                                                                               EBITDA
                     BUSINESS SEGMENT                       DISCOUNT RATES    MULTIPLES
                     ----------------                       --------------   -----------
Sonat
  Pipeline................................................     7.5%-8.5%     10.0x-11.0x
  Energy Services.........................................   12.0%-14.0%       6.0x-7.0x
El Paso
  Transmission............................................     7.5%-8.5%       8.5x-9.5x
  Field Services..........................................    8.0%-10.0%       7.0x-8.0x
  Energy Services.........................................   10.0%-14.0%       5.5x-6.5x

     Using a discounted cash flow analysis, Merrill Lynch calculated an implied exchange ratio range of 0.75 to 0.90.

     Merger premium analysis. In order to determine an implied exchange ratio range based upon a merger premium analysis, Merrill Lynch examined premiums paid for the target's equity over pre-announcement stock prices one day prior to announcement, one week prior to announcement and four weeks prior to announcement (1) in all United States public merger transactions with an enterprise value in excess of $3.0 billion for the periods of 1994 to present, 1995 to present, 1996 to present, 1997 to present and 1998 to present; (2) in all United States public merger transactions in which common stock was the form of consideration and the enterprise value was in excess of $3.0 billion for the periods of 1994 to present, 1995 to present, 1996 to present, 1997 to present and 1998 to present; and (3) nine selected natural gas company transactions. Based on this analysis, Merrill Lynch calculated an implied exchange ratio of 0.85 to 0.95.

     Because the reasons for, and circumstances surrounding, each of the transactions analyzed were different, Merrill Lynch believes that a purely quantitative merger premium analysis would not be dispositive in the context of the merger. Merrill Lynch further believes that an appropriate use of a merger premium analysis in this instance involves quantitative judgments concerning the differences between the characteristics of these transactions and the merger that would affect the value of the acquired companies and businesses and Sonat, which judgments are reflected in Merrill Lynch's opinion.

     Pro Forma Merger Analysis. Merrill Lynch analyzed certain pro forma effects which could result from the merger, based on financial forecasts provided by Sonat's management for Sonat's 1999, 2000, 2001, 2002 and 2003 fiscal years and financial forecasts provided by El Paso's management for El Paso's 1999, 2000, 2001, 2002 and 2003 fiscal years. The management of Sonat advised Merrill Lynch that the merger will be accounted for as a "pooling-of-interests" under United States generally accepted accounting principles. Management of Sonat and El Paso provided Merrill Lynch with projections of certain cost savings estimated to result from the merger and to be retained by the stockholders of the combined entity. This analysis indicated that the merger would be dilutive to the forecasted earnings per share of El Paso for its 1999 and 2000 fiscal years, and accretive for the full fiscal year ended December 31, 2001 after giving effect to the merger.

     Purchase Price Analysis and Stock Trading History. Merrill Lynch performed analyses relating to the consideration to be received by the holders of Sonat common stock assuming various prices for El Paso common stock. Merrill Lynch also examined the history of trading prices and volume for Sonat common stock and El Paso common stock and various historical information relating to the Sonat common stock and El Paso common stock, respectively.

     Other Factors and Analyses. In the course of preparing its opinion, Merrill Lynch performed other analyses and reviewed other matters, including, among other things:

     - Historical and expected trading characteristics of Sonat common stock and El Paso common stock;

     - Financing considerations relating to the merger; and

     - Pro forma operating results and capitalization of the combined company.

     Merrill Lynch is an internationally recognized investment banking firm and, as a part of its investment banking business, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions. The Sonat board of directors selected Merrill Lynch as its financial advisor because of Merrill Lynch's experience and expertise and because it is familiar with Sonat and its businesses.

     Sonat has agreed to pay Merrill Lynch for its financial advisory services in connection with the merger a fee equal to 0.4% of the aggregate purchase price, defined in Merrill Lynch's engagement letter as the amount equal to the sum of (1) the aggregate fair market value of any securities issued and any other non-cash consideration delivered and (2) any cash consideration paid to Sonat and its stockholders in connection with a business combination covered by the engagement letter.

     This fee is payable as follows:

     - A fee of $2,000,000, payable upon the execution of the merger agreement;

     - A fee of $3,000,000, payable upon the approval of the merger agreement by the holders of Sonat common stock; and

     - Any remaining unpaid portion of the fee, payable on closing of the merger.

     Sonat has agreed that if the merger, the alternative merger or similar transaction is not consummated and Sonat receives a termination fee, Sonat will pay Merrill Lynch twenty percent (20%) of such termination fee, subject to a maximum of one-half of the fees to which Merrill Lynch would have become entitled had the transaction closed. Sonat also has agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses, including the reasonable fees and disbursements of legal counsel, and to indemnify Merrill Lynch against liabilities arising out of a business combination contemplated by the engagement letter or to contribute to payments Merrill Lynch may be required to make in respect of the liabilities for which indemnification is contemplated but for which indemnification is unenforceable.

     In the ordinary course of its business, Merrill Lynch and its affiliates may actively trade the debt and equity securities of Sonat and El Paso for their own accounts and for the accounts of customers and anticipate trading in the securities of El Paso after the merger. Accordingly, Merrill Lynch and its affiliates may at any time hold a long or short position in such securities. Merrill Lynch has in the past provided financial advisory and/or financing services to Sonat and El Paso, and may continue to do so and has received, and may receive, fees for the rendering of those services.

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

                     MATERIAL TERMS OF THE MERGER AGREEMENT


     In this section of the joint proxy statement/prospectus we describe the material provisions of the merger agreement. We have attached a copy of the merger agreement as Annex A to this joint proxy statement/prospectus and incorporated the merger agreement into this joint proxy statement/prospectus by reference. The summary of the merger agreement we provide below is qualified in its entirety by reference to that agreement. We encourage you to read the merger agreement because it is the legal document that governs the merger.


THE MERGER

     Under the terms and subject to the conditions set forth in the merger agreement, Sonat will be merged with and into El Paso and El Paso will continue as the surviving corporation.

THE ALTERNATIVE MERGER STRUCTURE


     If the merger agreement is approved and adopted by the Sonat stockholders, but is not approved and adopted by El Paso stockholders, we will complete the merger under an alternative structure not requiring a vote of the El Paso stockholders. Under this structure, a wholly owned subsidiary of El Paso will merge into Sonat, with Sonat continuing as a wholly owned subsidiary of El Paso after the merger.


CLOSING; EFFECTIVE TIME


     We will close the merger at 10:00 a.m., local time, on the first business day after satisfaction or waiver of the conditions set forth in the merger agreement (see "-- Conditions to the Completion of the Merger" below), unless we agree to another time or date.


     Subject to the provisions of the merger agreement, on the date of the closing of the merger, we will file a certificate of merger and other appropriate documents with the Secretary of State of Delaware in accordance with the relevant provisions of Delaware law. The merger will become effective when the certificate of merger is filed with the Secretary of State of Delaware, or at such later time as we specify in the certificate of merger.

     At the effective time of the merger, as part of the merger, El Paso's certificate of incorporation will be amended to increase the number of shares of authorized capital stock of El Paso from 275 million to 750 million shares of common stock and from 25 million to 50 million shares of preferred stock. The preferred stock will be issuable in one or more series. Each series will have terms determined by El Paso's board when issued. Under the alternative merger structure, El Paso's certificate of incorporation will not be amended.


     As contemplated by the merger agreement, El Paso's board will amend the by-laws of El Paso prior to the merger to provide that any stockholder wishing to nominate candidates for election as directors at El Paso's annual stockholders' meeting or to bring other business before the meeting must notify El Paso between 120 and 90 days before the anniversary of the prior year's annual meeting. El Paso's current by-laws require that stockholders provide notice between 90 and 60 days before the anniversary of the prior year's annual meeting. El Paso intends to make this amendment regardless of the structure used to complete the merger.


CONSIDERATION TO BE RECEIVED IN THE MERGER

     At the time of the merger, each outstanding share of Sonat common stock will be automatically converted into the right to receive one validly issued, fully paid and nonassessable share of El Paso common stock. Shares of Sonat common stock to be canceled as described below will not be converted into shares of El Paso common stock in the merger.

     Each share of El Paso common stock Sonat stockholders receive in the merger, including under the alternative merger structure, will have attached to it one preferred stock purchase right issued under

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

El Paso's shareholder rights plan. These rights will permit their holders, other than the acquiring party, to acquire securities of El Paso at a discount if a party acquires 15% or more of El Paso's common stock without receiving the approval of the El Paso board prior to the acquisition.

     Shares of El Paso common stock will remain issued and outstanding and will not be converted in the merger.

CONSIDERATION TO BE RECEIVED UNDER THE ALTERNATIVE MERGER STRUCTURE


     If the merger is completed under the alternative merger structure, at the time of the merger each outstanding share of Sonat common stock will be automatically converted into the right to receive:


          (1) a fraction of a validly issued, fully paid and non-assessable share of El Paso common stock, including any associated preferred stock purchase rights; and

          (2) a fraction of a depositary share, each of which will represent a 1/50th interest in a share of a new series of senior voting preferred stock of El Paso.

     The fraction of a share of El Paso common stock that will be received in exchange for each share of Sonat common stock will be determined by dividing:

     - the maximum number of shares of common stock El Paso may issue as of the date prior to the closing of the merger under the rules of the New York Stock Exchange without approval of its stockholders, less the number of shares of El Paso common stock to be reserved for issuance on the exercise of outstanding Sonat stock options which will be converted into the right to receive El Paso stock options in accordance with the merger agreement; by

     - the number of shares of Sonat common stock outstanding at the effective time of the merger.

     The fraction of a depositary share that will be received in exchange for each share of Sonat common stock will be determined by dividing:

     - the product of

      (1) one minus the fraction of a share of El Paso common stock that will be received for each share of Sonat common stock, and


      (2) an implied price for a share of El Paso common stock equal to the average of the closing prices of the El Paso common stock over the ten trading days preceding the second trading day before the special meeting of the Sonat stockholders, except that if the implied price is greater than or equal to $44.50, for purposes of this calculation, it will be $44.50, and if it is less than or equal to $32.00, it will be $32.00,


     - by $100.


     Based on there being 120,989,489 shares of El Paso common stock, 110,047,818 shares of Sonat common stock and 5,471,115 Sonat options outstanding as of the close of business on March 5, 1999, each share of Sonat common stock would be exchanged for approximately .170 of a share of El Paso common stock and between approximately .266 and .369 of an El Paso depositary share. El Paso would under these circumstances issue a total of approximately 18,726,782 shares of common stock and between approximately 29.2 million and 40.6 million depositary shares. The material terms of the El Paso depositary shares are discussed under "Description of Senior Cumulative Exchangeable Preferred Stock and Depositary Shares -- El Paso Depositary Shares."


     Shares of Sonat common stock to be canceled as described in the following paragraph will not be converted in the alternative merger.

CANCELLATION OF SHARES

     Any share of Sonat common stock owned by El Paso or held by Sonat as treasury stock or owned by their respective subsidiaries will be automatically canceled and retired in the merger and will cease to exist, and no securities of El Paso or depositary shares or other consideration will be delivered in exchange for those shares.

PROCEDURES FOR SURRENDER OF CERTIFICATES; FRACTIONAL SHARES

     As soon as reasonably practicable after the effective time of the merger, BankBoston, N.A., El Paso's exchange agent for the merger, will send a letter of transmittal to each former Sonat stockholder. The letter of transmittal will contain instructions with respect to the surrender by Sonat stockholders of their Sonat stock certificates. SONAT STOCKHOLDERS AND EL PASO STOCKHOLDERS SHOULD NOT RETURN STOCK CERTIFICATES WITH THE ENCLOSED PROXY.

     Commencing immediately after the effective time of the merger, upon surrender by the Sonat stockholders of their stock certificates representing shares of Sonat common stock in accordance with the instructions in the letter of transmittal, the Sonat stockholders will be entitled to receive stock certificates representing shares of El Paso common stock (and, if applicable, depositary receipts representing depositary shares) into which shares of Sonat common stock represented by the Sonat stock certificates have been converted, together with a cash payment in lieu of fractional shares and depositary shares, if any.

     After the merger, each certificate that previously represented shares of Sonat common stock will represent only the right to receive the shares of El Paso common stock (and, if applicable, depositary shares) into which shares of Sonat common stock were converted in the merger, and the right to receive cash in lieu of fractional shares of El Paso common stock and depositary shares, if any, as described below.


     Holders of certificates previously representing shares of Sonat common stock will not be paid dividends or other distributions payable to holders of record of the El Paso common stock (and, if applicable, depositary shares) as of any date after the merger or cash in lieu of fractional shares, until their certificates are surrendered to the exchange agent. When their certificates are surrendered, any unpaid dividends and any cash in lieu of fractional shares of El Paso common stock (and, if applicable, depositary shares) payable as described below will be paid without interest.


     We will close Sonat's transfer books at the effective time of the merger and no further transfers of shares of Sonat common stock will be recorded on its transfer books. If a transfer of ownership of Sonat common stock that is not registered in the records of Sonat's transfer agent has occurred, a certificate representing the proper number of shares of El Paso common stock (and, if applicable, depositary shares) will be issued to a person other than the person in whose name the certificate so surrendered is registered, together with a cash payment in lieu of fractional shares, if any, and payment of dividends or distributions, if any, so long as the Sonat stock certificates are accompanied by all documents required to evidence and effect the transfer and by evidence of payment of any applicable stock transfer taxes.

     No fractional share of El Paso common stock (and, if applicable, depositary shares) will be issued to any Sonat stockholder upon surrender of certificates previously representing Sonat common stock. Instead, the exchange agent will pay to each of those stockholders an amount in cash determined by multiplying the fractional share interest to which the holder would otherwise be entitled by the average of the closing prices for the shares of El Paso common stock on the New York Stock Exchange Composite Transaction Reporting System over the four trading day period immediately preceding the closing date of the merger.

REPRESENTATIONS AND WARRANTIES

     The merger agreement contains certain mutual representations and warranties by each of El Paso and Sonat relating to, among other things:

     - corporate organization, qualification, standing and power;

     - subsidiaries;

     - capitalization;

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

     - authorization, execution, delivery, performance and enforceability of, required consents, approvals, orders and authorizations of governmental authorities relating to, and non-contravention of certain agreements as a result of, the merger agreement;

     - documents filed by each of El Paso and Sonat with the SEC;

     - absence of certain material changes or events with respect to Sonat since September 30, 1998 and with respect to El Paso since December 31, 1998;

     - litigation;

     - compliance with applicable laws, permitting and licensing requirements;

     - disclosure of liabilities;

     - employee benefit matters;

     - tax matters;

     - board approval;

     - required stockholder votes in connection with the merger;

     - treatment of the merger as a pooling of interests for accounting purposes, unless completed under the alternative merger structure;

     - engagement of and payment of fees to brokers, investment bankers, finders and financial advisors in connection with the merger agreement;

     - opinions of financial advisors;

     - restrictions on business activities;

     - labor matters;

     - environmental matters; and

     - "Year 2000" readiness.

COVENANTS

     Conduct of Business. In the merger agreement, we have each agreed that, except as permitted or contemplated by the merger agreement or as consented to by the other party, during the period from the date of the merger agreement to the completion of the merger or the alternative merger, as the case may be, we will each:

     - conduct our businesses in the ordinary course consistent with past practice;

     - use reasonable best efforts to preserve our business organizations;

     - use reasonable best efforts to keep available the services of our officers and other employees; and

     - use reasonable best efforts to maintain our existing relations and goodwill with customers, suppliers, regulators, distributors, creditors, lessors and others having business dealings with it.

However, neither party will be in breach of these obligations because one or more of its officers and employees is no longer employed by that party.

     The merger agreement prohibits each of us from taking any action outside of the parameters specified in the merger agreement relating to the following matters:

     - amending its organizational documents;

     - repurchasing shares of its capital;

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

     - issuing, selling or pledging any bonds, debentures, notes or other indebtedness having the right to vote together with holders of its common stock;

     - splitting, combining, subdividing, or reclassifying outstanding shares of its capital stock;

     - entering into any agreement to sell, transfer or otherwise dispose of, or purchase or otherwise acquire, in the aggregate a material amount of assets or properties or material business by merger, consolidation, transfer or acquisition of shares of capital stock or otherwise; except that El Paso is permitted to enter into agreements to acquire and dispose of assets of any business that generated in its most recently completed fiscal year net revenue less than 25% of El Paso's consolidated net revenues for 1998 or consolidated net income less than 25% of El Paso's consolidated net income for 1998 or that has consolidated net assets less than 25% of the consolidated net assets of El Paso;


     - issuing, delivering, selling or encumbering any shares of capital stock or options or other securities convertible into capital stock, except that, if no vote of the stockholders of El Paso is required under the rules of the New York Stock Exchange or applicable law, El Paso may issue shares of stock in connection with an acquisition it is permitted to make as described in the preceding paragraph;


     - declaring or paying dividends, other than regular quarterly dividends;

     - taking any action that, to the knowledge of Sonat or El Paso, would prevent the merger from qualifying for pooling of interests accounting treatment;

     - taking any action which would prevent the merger or the alternative merger, as the case may be, from being a tax free transaction under the Internal Revenue Code;

     - changing its accounting policies, practices or methods;

     - taking any action to amend or modify its shareholder rights plan or redeem the rights subject to that plan;

     - taking any action to render inapplicable or to exempt any third party from any provision of its certificate of incorporation or applicable anti-takeover statutes;

     - taking any action that would be reasonably likely to result in any of the conditions to the merger not being satisfied or that would impair its ability to complete the transactions contemplated by the merger agreement;

     - taking any action to cause its shares of common stock to cease to be listed on the New York Stock Exchange;

     - executing, establishing, adopting or amending, or accelerating rights or benefits under, any agreement relating to severance or change in control, any employee plan, any employment or consulting agreement with current or former officers or directors or, in the case of Sonat only, any collective bargaining agreement;

     - increasing the compensation payable or to become payable to any of its officers, directors or employees;

     - granting any severance or termination pay to any of its officers or directors;

     - granting any stock options or other equity related awards; or

     - releasing any third-party from any standstill agreement.


     Coordination of Dividends. We will coordinate with each other regarding the declaration and payment of dividends in respect of the El Paso common stock and the Sonat common stock and the record dates and payment dates relating to those dividends. Our intention in that regard is that no holder of El Paso common stock or Sonat common stock shall receive two dividends, or fail to receive one dividend, for any single fiscal quarter with respect to its shares, including shares of El Paso common stock that a holder receives in exchange for shares of Sonat common stock in the merger.

     No Solicitation. The merger agreement provides that we must terminate all existing discussions or negotiations, if any, with respect to any "takeover proposal," which we define below, and that we may not, and may not authorize or permit any of our subsidiaries or authorize any of our officers, directors, employees or representatives to, directly or indirectly:

          (1) solicit, initiate or encourage, or take any other action designed to facilitate, any inquiries or the making of any takeover proposal; or

          (2) participate in any discussions or negotiations regarding any takeover proposal or provide any confidential information or data to any person relating to any takeover proposal.

However, prior to our respective special meetings, in response to an unsolicited "superior proposal," which we define on the next page, we may:

          (1) furnish information with respect to ourselves or our subsidiaries to any person making a superior proposal pursuant to a customary confidentiality agreement; and

          (2) participate in discussions or negotiations regarding the superior proposal.

     A "takeover proposal" is any inquiry, proposal or offer from any person relating to any:

     - direct or indirect acquisition or purchase of a business that constitutes 25% or more of the net revenues, net income or the assets of Sonat or El Paso, as the case may be, and its subsidiaries, taken as a whole;

     - direct or indirect acquisition or purchase of 25% or more of any class of equity securities of Sonat or El Paso, as the case may be, or any of its subsidiaries;

     - tender offer or exchange offer that if completed would result in any person beneficially owning 25% or more of any class of equity securities of Sonat or El Paso, as the case may be, or any of its subsidiaries; or

     - merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Sonat or El Paso, as the case may be, or any of its subsidiaries that constitutes 25% or more of the net revenues, net income or assets of Sonat or El Paso, as the case may be, and its subsidiaries taken as a whole.

     In addition, we must promptly advise the other orally and in writing of any takeover proposal or any inquiry with respect to or that could reasonably be expected to lead to any takeover proposal, the identity of the person making the takeover proposal or inquiry and the material terms of the takeover proposal.

     Except as expressly permitted by the merger agreement, neither the Sonat board nor the El Paso board, nor any committee of either board, may:

     - withdraw or modify, or propose to withdraw or modify, in a manner adverse to the other party, the approval or recommendation by that board or that committee, of the merger, the alternative merger, or the merger agreement;

     - approve any letter of intent, agreement in principle, acquisition agreement or similar agreement (other than a confidentiality agreement in connection with a superior proposal) relating to the takeover proposal; or

     - approve or recommend or propose to approve or recommend any takeover proposal.


     In response to a superior proposal that was not solicited by Sonat and did not result from a breach of any of the "non-solicitation" provisions of the merger agreement, the Sonat board may terminate the merger agreement and enter into an agreement with respect to any superior proposal, but only after the fifth business day after delivery to El Paso of written notice advising that the Sonat board has resolved to accept a superior proposal, specifying the material terms and conditions of the superior proposal and identifying the person making the superior proposal.


     A "superior proposal" is any proposal by a third party to directly or indirectly acquire, including by means of a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, more than 50% of the combined voting power of the then outstanding shares of Sonat common stock or El Paso common stock, as the case may be, or 50% or more of the assets of Sonat and El Paso, as the case may be, and its subsidiaries, taken together, and if (a) the proposal is otherwise on terms which the relevant board determines, in its good faith judgment based in part on the advice of a financial advisor of nationally recognized reputation, to be more favorable to that company's stockholders than the El Paso-Sonat merger and for which financing, to the extent required, is then committed or which, in the good faith judgment of the relevant board, is reasonably capable of being obtained by that third party, and (b) the Sonat or El Paso board, after considering those matters that it regards as relevant, including an opinion of counsel, determines in good faith that, in light of the proposal it is necessary to furnish information to the third party, participate in negotiations with respect to the proposal or to withdraw or modify its recommendation for the merger, and recommend the takeover proposal, as applicable, or, in the case of Sonat only, to terminate the merger agreement, in order to comply with its fiduciary duties to Sonat or El Paso, as the case may be, and its stockholders under the applicable law.


ADDITIONAL AGREEMENTS


     Stock Options. All options to purchase shares of Sonat or El Paso common stock outstanding upon the completion of the merger or the alternative merger, under any stock option plan or other arrangement, will remain outstanding following the effective time of the merger or the alternative merger. Prior to the effective time of the merger or the alternative merger, Sonat will take all actions necessary with respect to each of its stock option plans or other arrangements pursuant to which Sonat options will be outstanding immediately prior to the effective time of the merger or the alternative merger, such that at the time of the merger or the alternative merger each option will entitle the holder of the option to purchase the number of shares of El Paso common stock equal to the number of shares of Sonat common stock subject to the option immediately prior to the effective time of the merger or the alternative merger. The converted option will have an exercise price per share equal to the exercise price for each share of Sonat common stock subject to the converted option. Upon completion of the merger or the alternative merger, as the case may be, El Paso will assume the obligations of Sonat under Sonat's stock option plans and arrangements.



     Treatment of Sonat Employee Benefit Plans. Following the merger or the alternative merger, El Paso intends to provide substantially similar compensation and employee benefits to Sonat employees who continue employment after the merger or the alternative merger as it provides to similarly situated El Paso employees except that no such Sonat employee will automatically become a participant in El Paso's change in control severance plans as a result of the merger. El Paso has also agreed to assume all of the Sonat employee benefit plans and to honor Sonat's obligations under these plans, but El Paso has retained the right to amend or terminate these plans as permitted by their terms and by applicable law, subject to certain exceptions set forth in the merger agreement (including its schedules). As a general rule, Sonat employees who continue employment after the effective time of the merger or the alternative merger will receive credit for pre-merger service for purposes of eligibility and vesting (but not benefit accrual), but these employees will receive credit for pre-merger service for purposes of cash balance pay credits under El Paso's cash balance pension plan and for purposes of El Paso's extended illness bank, paid time off programs and employee recognition awards. El Paso has also specifically agreed not to amend the Sonat employee benefit plans through December 31, 1999 in a manner that is adverse to the participants in these plans.

     Window Program. El Paso has agreed to establish a voluntary reduction-in-force window program for Sonat employees who continue employment after the merger or the alternative merger and who are at least age 50 and have at least 10 years of service as of December 31, 1999. Payments and benefits to employees who voluntarily terminate employment under the window program will consist of a severance payment, an enhanced retirement benefit, continued medical and dental coverage, retiree medical and life insurance coverage and outplacement services, subject in each case to the terms of the merger agreement (including its schedules).



     Executives, key officers, and key employees of Sonat who voluntarily terminate employment under the window program will receive only certain of the foregoing benefits and will receive severance benefits under their severance agreements. Other Sonat employees (who do not have severance agreements) whose employment is involuntarily terminated other than for cause within 12 months following the effective time of the merger or the alternative merger will receive the severance payment and continued medical and dental coverage.


     El Paso and Sonat have also agreed to covenants about how participants in Sonat's Retirement Plan will be transitioned from a final average pay formula to a cash balance benefit formula and for the provision of retiree medical coverages and benefits to participants in the window program and certain former Sonat employees, subject in each case to the terms of the merger agreement (including its schedules).

     Insurance and Indemnification. For six years after the merger, El Paso will maintain in effect Sonat's current directors' and officers' liability insurance (or policies containing substantially similar coverage) covering acts or omissions occurring prior to and as of the effective time of the merger. El Paso and its subsidiaries will not, however, be required to pay, in total, an annual premium for the insurance described in this paragraph in excess of 200% of the current annual premium paid by Sonat for its existing coverage prior to merger. However, if the annual premiums of that insurance coverage exceed that amount, El Paso will be obligated to obtain a policy with the best coverage available for a cost up to but not exceeding that amount.

     From and after the completion of the merger, El Paso will, to the fullest extent permitted under applicable law, indemnify each person who is, or has been, an officer or director of Sonat or any of its subsidiaries against all losses, damages and expenses, including reasonable attorneys' fees, in connection with any lawsuit or investigation arising out of or pertaining to acts or omissions, or alleged acts or omissions, by them in their capacities as such, prior to the completion of the merger.

     If the merger is completed, the indemnified parties will, for a period of six years after the completion of the merger, be entitled to the benefit of the provisions of El Paso's certificate of incorporation and by-laws relating to indemnification, limitation of liability and advancement of expenses of officers and directors of El Paso. If the merger is completed under the alternative merger structure, the provisions of Sonat's certificate of incorporation and by-laws in effect as of the date of the merger agreement affecting the indemnified parties' rights to indemnification, limitation of liability and advancement of expenses will survive the completion of the alternative merger and will continue in full force and effect, without any amendment (unless required by law), for a period of six years.


     Fees and Expenses. Whether or not the merger is completed, we will each pay our own costs and expenses incurred in connection with the merger and the merger agreement subject to the expense reimbursement provisions described below under "-- Termination." Subject to those expense reimbursement provisions, we will, however, split on a 50-50 basis the filing, printing and mailing fees and expenses incurred in connection with any required federal or state securities law filings or approvals, filings made pursuant to the HSR Act, and other expenses not directly attributable to one of the parties.



     New York Stock Exchange Listing. El Paso will promptly prepare and submit to the New York Stock Exchange a listing application with respect to the shares of El Paso common stock (and, if applicable depositary shares) to be issued to Sonat stockholders in the merger or the alternative merger, as applicable, and El Paso is required to use reasonable best efforts to obtain approval for the listing of

El Paso common shares (and depositary shares) on the New York Stock Exchange, subject to official notice of issuance. When the merger or the alternative merger is completed, we will delist the Sonat common stock from the New York Stock Exchange and deregister it under the Securities Exchange Act of 1934. Consequently, Sonat stockholders will no longer be able to trade Sonat common stock on any exchange.


     Tax Treatment. We must both use reasonable best efforts to ensure that the merger or the alternative merger, as applicable, qualifies as a tax free reorganization under Section 368(a) of the Internal Revenue Code.

     Pooling of Interests. We have each agreed that, unless the merger is completed under the alternative merger structure, during the period between the date of the merger agreement and the effective time of the merger, we will use our reasonable best efforts to cause the merger to be accounted for as a pooling of interests and will not knowingly take any action that would cause that accounting treatment not to be obtained.

     Publicity. We have agreed to consult with one another and use our reasonable best efforts to agree upon the text of any press release or public statement relating to this transaction or required by any governmental entity or regulatory body.

     Reasonable Best Efforts. Subject to the terms of the merger agreement, each party has agreed to use its reasonable best efforts to take or cause to be taken all actions necessary or advisable under applicable law to complete the merger or the alternative merger, as the case may be, including:

          (i) preparing and filing as promptly as practicable all necessary applications, notices and filings with all third parties and governmental entities; and

          (ii) taking all reasonable steps as may be necessary to obtain all material consents, waivers, licenses and approvals.


     We have also agreed to promptly supply additional information that may be requested pursuant to the HSR Act and any other regulatory laws and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable. We are not, however, required to sell, hold separate or otherwise dispose of any of our assets or the assets of our subsidiaries or to conduct our business in a specified manner as a condition to obtaining any government approval or for any other reason if the result would reasonably be likely to have a materially adverse effect on the business, financial condition or results of operations of the combined company after giving effect to the merger. El Paso is also not obligated to take action that would be reasonably likely to have a material adverse effect on Tennessee Gas Pipeline Company, a subsidiary of El Paso.



     El Paso Board of Directors; Certain Appointments. The El Paso board is required under the merger agreement to increase its size from eight members to 12 members. El Paso will designate seven individuals to serve on the El Paso board of directors after the merger, only one of whom will be an insider of El Paso. Sonat will designate five individuals to serve on the El Paso board of directors after the merger, only one of whom will be a former insider of Sonat. William A. Wise, who is currently Chairman, President and Chief Executive Officer and a director of El Paso, will serve as President and Chief Executive Officer of El Paso after the merger, and Ronald L. Kuehn, Jr., currently Sonat's Chairman, President and Chief Executive Officer, will be the non-executive chairman of the El Paso board of directors after the merger until December 31, 2000. At that point, we expect that Mr. Wise will reassume the position of Chairman. El Paso agreed that it will nominate Selim K. Zilkha for election as a director of El Paso for so long as the Zilkha family and trusts own at least 5% of the outstanding shares of common stock of El Paso. If the alternative merger is completed, so long as depositary shares are outstanding, each depositary share will be considered, for the purpose of determining whether Mr. Zilkha owns at least 5% of El Paso's common stock, to represent the number of shares of El Paso common stock a recipient of a depositary share would have received, instead of that depositary share, had the all common stock merger been completed. Mr. Zilkha is currently a director of Sonat, and his family and trust own approximately 20.8% of the outstanding Sonat common stock.

     Name; Headquarters. We have agreed that the combined company will continue to be named "El Paso Energy Corporation" and its headquarters will continue to be located in Houston, Texas. We have also agreed that the headquarters of Sonat's subsidiary Southern Natural Gas Company and its subsidiaries that operate natural gas pipelines will remain in Birmingham, Alabama.

CONDITIONS TO THE COMPLETION OF THE MERGER

     Our obligations to complete the merger are subject to the satisfaction or waiver of various conditions on or before the date on which the merger is completed, which include, in addition to other customary closing conditions, the following:

          (1) the Sonat stockholders having approved and adopted the merger agreement;

          (2) the waiting period under the HSR Act having expired or terminated;


          (3) governmental and regulatory authorities, including the FERC, having issued to us all other approvals necessary to complete the transactions without conditions that would be materially adverse to El Paso's or Sonat's businesses, financial condition or results of operations unless the failure to obtain the approvals would not reasonably be expected to have a material adverse effect on Sonat or El Paso;


          (4) no court having issued an order and no law having been enacted that prevents the completion of the merger or makes the consummation of the merger illegal;

          (5) the shares of El Paso common stock and/or the depositary shares, as applicable, issuable in the merger or the alternative merger having been approved for listing on the New York Stock Exchange; and

          (6) unless the merger is to be completed under the alternative merger structure, Sonat having received and delivered to El Paso a letter from Sonat's independent public accountants, dated the date the merger is completed, stating that Sonat's independent public accountants concur with Sonat management's conclusion that Sonat is eligible to participate in a transaction accounted for as a pooling of interests, and El Paso having received and delivered to Sonat a letter from El Paso's independent public accountants dated the date the merger is completed, stating that El Paso's independent public accountants concur with El Paso management's conclusion that accounting for the merger as a pooling of interests is appropriate.

     In addition, the obligations of each of us to effect the merger are subject to the satisfaction or waiver of the following additional conditions:

          (1) the representations and warranties made by the other in the merger agreement being true and correct on the date of the merger agreement and on the date of the merger, as if they were made on that date (unless they were by their express provisions made as of a specific date, in which case they need be true and correct only as of that specific date), unless their failure to be true and correct would not reasonably be expected to have, in the aggregate, a material adverse effect on the other party;

          (2) the other party to the merger agreement having performed in all material respects all obligations, agreements and covenants required to be performed by it under the merger agreement on or before the date of the merger; and

          (3) our legal counsel having furnished us opinions that the merger will constitute a tax free "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code.

TERMINATION

     The merger agreement may be terminated;

     - by mutual written consent of El Paso and Sonat;
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

     - by either El Paso or Sonat:

         (1) if we do not complete the merger on or before March 31, 2000, except that a party may not terminate the agreement if its failure to fulfill its obligations is the cause of the merger not being completed by March 31, 2000;

         (2) if Sonat stockholders fail to adopt the merger agreement at Sonat's special meeting;

         (3) if a court issues a final non-appealable order, or a law is passed that makes the merger illegal or permanently prohibits the completion of the merger, unless the party seeking to terminate the merger agreement has not used all reasonable best efforts to prevent the court order from being issued or the law passed;

         (4) if there has been a material breach by the other party of any of the other's representations, warranties, covenants or agreements contained in the merger agreement, which breach would result in the failure to satisfy one or more of the conditions to the merger, and such breach is incapable of being cured or, if capable of being cured, has not been cured within 20 days after written notice was received by the party alleged to be in breach; or

         (5) if bargain purchase rights under the other party's shareholder's rights plan are triggered and, assuming all of the bargain purchase rights are exercised or exchanged for shares of the other party's common stock, the triggering person would beneficially own 25% or more of the outstanding shares of common stock of the other party;

     - by El Paso, if the Sonat board or any of its committees (a) fails to reaffirm its recommendation within 15 days of El Paso's request, (b) withdraws or modifies in any manner adverse to El Paso its approval or recommendation of the merger agreement, and the merger and the alternative merger, or (c) approves or recommends any takeover proposal or acquisition transaction involving Sonat; and


     - by Sonat, if the Sonat board has entered into an agreement relating to a superior proposal or Sonat has completed a superior proposal as described in the first paragraph under "-- Covenants -- No Solicitation" above, except that Sonat must have first complied with all of the requirements described above in all of the paragraphs under "-- Covenants -- No Solicitation" and "-- Additional Agreements -- Fees and Expenses" above, including the payment of the $150 million termination fee to El Paso.


     Sonat has agreed that it will pay El Paso a $150 million termination fee and reimburse up to $10 million of El Paso's expenses incurred in connection with the merger agreement if:

          (1) (a) a takeover proposal is made to Sonat or its stockholders, and the merger agreement is terminated because the merger is not completed by March 31, 2000 or because the Sonat stockholders fail to approve the merger agreement, and (b) within 12 months after the termination of the merger agreement, Sonat enters into or completes a transaction relating to a takeover proposal;

          (2) El Paso terminates the merger agreement because the Sonat board or any of its committees (a) fails to reaffirm its recommendation within 15 days of El Paso's request, (b) determines not to recommend that Sonat stockholders vote to approve the merger agreement, or (c) approves or recommends any takeover proposal or acquisition transaction involving Sonat;

          (3) El Paso terminates the merger agreement because the Sonat shareholder rights plan is triggered as described above; or

          (4) Sonat terminates the merger agreement to enter into a transaction for a superior proposal.

     Sonat will reimburse El Paso for up to $10 million of its expenses if the Sonat stockholders fail to approve the merger agreement, even if no takeover proposal had been previously made.

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

     El Paso has agreed that it will pay Sonat a $150 million termination fee and reimburse up to $10 million of Sonat's expenses incurred in connection with the merger agreement if:

          (1) (a) a takeover proposal is made to El Paso or its stockholders, and the merger agreement is terminated because the merger is not completed by March 31, 2000, and (b) within 12 months after the termination, El Paso enters into or completes a transaction relating to a takeover proposal; or

          (2) Sonat terminates the merger agreement because the El Paso shareholder rights plan is triggered as described above.

AMENDMENTS

     We may amend the merger agreement at any time before or after stockholder approval of the merger agreement. After stockholder approval of the merger agreement, we may not make any amendment that, by law or in accordance with the rules of any relevant stock exchange, requires further approval by either Sonat stockholders or El Paso stockholders without the further approval of those stockholders.

                 MATERIAL TERMS OF THE STOCK OPTION AGREEMENTS


     As an inducement and condition to entering into the merger agreement, El Paso and Sonat granted to each other options to purchase shares of their common stock equal to approximately 19.9% of their currently outstanding shares. We have attached the stock option agreements as Annexes B and C to this joint proxy statement/prospectus and incorporate those agreements into this joint proxy statement/prospectus by reference. We encourage you to read these agreements. The description of the stock option agreements we provide below is qualified in its entirety by reference to those agreements.


TERMS OF THE OPTIONS

     Number of Shares and Exercise Price. Under the El Paso stock option agreement, El Paso has granted to Sonat an option to purchase up to 24,349,638 shares of El Paso common stock at a price per share equal to $37.725. Under the Sonat stock option agreement, Sonat has granted to El Paso an option to purchase up to 21,899,515 shares of Sonat common stock at a price per share equal to $27.238.

     The number and type of securities subject to each option and their exercise price will be adjusted to preserve the economic benefit of the options, if there is any change in or distribution in respect of the granting party's common stock by reason of a merger, recapitalization, stock dividend, split-up, combination, exchange of shares or any similar event.


     Exercise Rights. Each party holding an option may exercise its option in the event that the merger agreement is terminated under circumstances which entitle the option holder to receive a termination fee, as described above in "Material Terms of the Merger Agreement."


     Expiration. To the extent an option has not been exercised, it will expire upon the earliest of:

          (1) completion of the merger, and

          (2) nine months after the occurrence of one of the events entitling the option holder to receive a termination fee as described in the previous paragraph.

SUBSTITUTE OPTION

     If the party that granted an option under a stock option agreement enters into an agreement to:

          (1) consolidate with or merge or permit its subsidiaries to consolidate or merge into any person in a transaction in which it is not the surviving corporation or in which its common stock represents less than 50% of the voting securities of the surviving corporation; or

          (2) sell all or substantially all of its assets,

then the option will be converted into or exchanged for an option with identical terms appropriately adjusted to acquire the number and class of shares or other securities, cash or property that the option holder would have received if the option had been exercised immediately prior to such consolidation, merger or sale.

EXCHANGE AT THE OPTION OF THE GRANTEE

     Each option agreement provides that, if the party that granted an option enters into any agreement providing that (x) all of its shares are to be purchased for, or converted into the right to receive, cash or (y) with respect to any merger, consolidation or sale of substantially all assets described in "-- Substitute Option" above, the party is required to make a proper provision in the agreement to provide that, if the option has not yet been exercised, then upon the completion of any of these transactions, if the option is then exercisable, the grantee will have the right, at its election, to receive in exchange for the cancellation of the option an amount in cash equal to:

          (1) the number of shares subject to the option, multiplied by

          (2) the difference between the exercise price for the options and the market value of those shares before the transaction is entered into or the market value of the shares before the transaction is completed, whichever is greater.

LIMITATION OF PROFIT

     Each option holder's total profit under the applicable option agreement may not exceed $175 million. The total profit under each option agreement is the sum of:


          (1) any termination fees received under the merger agreement, as described in "Material Terms of the Merger Agreement";



          (2) any net cash proceeds from the exchange of the option pursuant to the option agreements as described in "-- Exchange at the Option of the Grantee"; and


          (3) any net cash proceeds of the sale of the option shares to a third party.

EFFECT OF STOCK OPTION AGREEMENTS

     The stock option agreements are intended to increase the likelihood that the merger will be consummated in accordance with the terms of the merger agreement. The option agreements would have the effect of making an acquisition or other combination of either company by or with a third party more costly because of the need in any such transaction to acquire or otherwise provide for the shares of the issuer's common stock purchased by the option holder by reason of their exercise of the option. Moreover, following consultation with each of their respective independent accountants, the management of El Paso and Sonat believe that if an option becomes exercisable it is likely during the following two years to preclude any other acquiror of the company that granted the option from accounting for any such acquisition by using the pooling of interests accounting method. Accordingly, the option agreements may discourage a third party from proposing another transaction, including one that might be more favorable to stockholders than the merger.

                    MATERIAL TERMS OF THE VOTING AGREEMENTS


     As an inducement and condition to El Paso's willingness to enter into the merger agreement, (1) Selim K. Zilkha, in his individual capacity and in his capacity as trustee of the Selim K. Zilkha Trust, and Michael S. Zilkha and (2) Ronald L. Kuehn, Jr. entered into separate voting agreements with El Paso. Under these voting agreements, the Zilkhas, including the Zilkha Trust, have agreed to vote 22,933,580 shares of Sonat common stock, representing approximately 20.8% of the outstanding shares of Sonat common stock, and Mr. Kuehn has agreed to vote 176,509 shares of Sonat common stock, including shares held through employee plans and shares of restricted stock, representing less than 1% of the outstanding shares of Sonat common stock, in favor of the merger agreement.

     In addition, El Paso has agreed that the rights of the Zilkhas, including the Zilkha Trust, set forth in the Registration Rights Agreement, dated as of January 30, 1998, by and among Sonat, Selim K. Zilkha, Michael S. Zilkha, the Selim K. Zilkha Trust and the SKZ (1996) Annuity Trust will continue in effect after the completion of the merger, and, after the completion of the merger, it will comply with the obligations of Sonat thereunder as if it were Sonat.

                    MATERIAL TERMS OF THE KUEHN TERMINATION
                            AND CONSULTING AGREEMENT

     Under the merger agreement, Sonat and El Paso have agreed that El Paso will enter into a termination and consulting agreement with Ronald L. Kuehn, Jr., Chairman, President and Chief Executive Officer of Sonat. It is expected that this agreement will be signed in connection with the completion of the merger or the alternative merger.

     In accordance with the termination and consulting agreement, Mr. Kuehn will retire from his employment with Sonat as of the last day of the month in which the merger or the alternative merger is completed. Mr. Kuehn will serve as a member of El Paso's board of directors after the completion of the merger or the alternative merger. Through December 31, 2000, Mr. Kuehn will serve as the non-executive chairman of the board of El Paso and will receive a fee of $20,833 per month. In addition, during this time Mr. Kuehn will receive the perquisites that were available to him prior to the merger or the alternative merger, as well as non-cash compensation available to other members of the El Paso board of directors. From the date of his termination and for the remainder of his life, Mr. Kuehn will receive certain ancillary benefits made available to him prior to the merger. These benefits will include the provision of office space and related services and payment of life insurance premiums sufficient to provide a death benefit equal to four times his base pay as in effect immediately prior to his termination. He and his eligible dependents will also receive retiree medical coverage.

     Pursuant to the termination and consulting agreement, upon his termination Mr. Kuehn will be deemed to have experienced an event entitling him to payments and benefits under his Sonat severance agreement, as described in "Interests of Certain Persons in the Merger."

                              THE SPECIAL MEETINGS

DATES, TIMES AND PLACES


     El Paso. El Paso's special meeting will be held at The Westin Galleria, 5060 W. Alabama, Houston, Texas 77056, at 9:00 a.m., local time, on Thursday, June 10, 1999.



     Sonat. Sonat's special meeting will be held at The Westin Galleria, 5060 W. Alabama, Houston, Texas 77056, at 9:00 a.m., local time, on Thursday, June 10, 1999.


MATTERS TO BE CONSIDERED AT THE SPECIAL MEETINGS

     El Paso. At El Paso's special meeting, holders of El Paso common stock are being asked to adopt the merger agreement, including the issuance of one share of El Paso common stock to Sonat stockholders for each share of Sonat common stock owned by them and the amendment of El Paso's certificate of incorporation to increase the authorized shares of capital stock of El Paso from 275 million to 750 million shares of common stock and from 25 to 50 million shares of preferred stock. See "The Merger" and "Material Terms of the Merger Agreement."

     The El Paso board believes that the merger agreement and the transactions contemplated by it are fair to and in the best interests of El Paso and its stockholders and unanimously recommends that El Paso stockholders vote FOR the adoption of the merger agreement.

     Sonat. At Sonat's special meeting, holders of Sonat common stock are being asked to adopt the merger agreement. See "The Merger" and "Material Terms of the Merger Agreement."

     The Sonat board believes that the merger agreement and the transactions contemplated by it are fair to and in the best interests of Sonat and its stockholders and unanimously recommends that Sonat stockholders vote FOR the adoption of the merger agreement.

RECORD DATE; STOCK ENTITLED TO VOTE; QUORUM


     El Paso. Only holders of record of El Paso common stock at the close of business on May 3, 1999, the record date for El Paso's special meeting, are entitled to notice of and to vote at El Paso's special meeting. At the close of business on April 28, 1999, 122,809,272 shares of El Paso common stock were issued and outstanding and held by approximately 71,000 holders of record. A majority of the shares of El Paso common stock issued and outstanding and entitled to vote on the record date must be represented in person or by proxy at El Paso's special meeting in order for a quorum to be present for purposes of transacting business at El Paso's special meeting. In the event that a quorum is not present at El Paso's special meeting, it is expected that the meeting will be adjourned or postponed to solicit additional proxies. Holders of record of El Paso common stock on the record date are each entitled to one vote per share on each matter to be considered at El Paso's special meeting.



     Sonat. Only holders of record of Sonat common stock at the close of business on May 3, 1999, the record date for Sonat's special meeting, are entitled to receive notice of and to vote at Sonat's special meeting. At the close of business on April 28, 1999, 110,050,962 shares of Sonat common stock were issued and outstanding and held by 10,295 holders of record. A majority of the shares of Sonat common stock issued and outstanding and entitled to vote on the record date must be represented in person or by proxy at Sonat's special meeting in order for a quorum to be present for purposes of transacting business at Sonat's special meeting. In the event that a quorum is not present at Sonat's special meeting, it is expected that the meeting will be adjourned or postponed to solicit additional proxies. Holders of record of Sonat common stock on the record date are each entitled to one vote per share on each matter to be considered at Sonat's special meeting.


VOTES REQUIRED

     El Paso. The adoption of the merger agreement requires the affirmative vote of the holders of a majority of the shares of El Paso common stock outstanding on the record date. AN ABSTENTION OR A BROKER NON-VOTE, WHICH WE DESCRIBE BELOW, WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE MERGER.

     Sonat. The adoption of the merger agreement requires the affirmative vote of a majority of the shares of Sonat common stock outstanding on the record date. AN ABSTENTION OR A BROKER NON-VOTE WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE PROPOSAL TO ADOPT THE MERGER AGREEMENT.

SHARE OWNERSHIP OF MANAGEMENT


     El Paso. At the close of business on April 28, 1999, directors and executive officers of El Paso and their affiliates beneficially owned and were entitled to vote approximately 3.5 million shares of El Paso common stock, which represented approximately 2.8% of the shares of El Paso common stock outstanding on that date. Each of those directors and executive officers has indicated his or her present intention to vote, or cause to be voted, the El Paso common stock owned by him or her FOR the proposal to adopt the merger agreement at El Paso's special meeting.



     Sonat. At the close of business on April 28, 1999, other than the Zilkas, the directors and executive officers of Sonat and their affiliates beneficially owned and were entitled to vote 417,411 shares of Sonat common stock, which represented less than one percent of the shares of Sonat common stock outstanding on that date. Each of those directors and executive officers has indicated his or her present intention to vote, or cause to be voted, the Sonat common stock owned by him or her FOR the adoption of the merger agreement at Sonat's special meeting.

VOTING OF PROXIES

  Submitting Proxies

     El Paso and Sonat stockholders may submit their proxies by attending their respective special meetings and voting their shares in person at the meetings, or by completing the enclosed proxy card, signing and dating it and mailing it in the enclosed postage-prepaid envelope. If a written proxy card is signed by a stockholder and returned without instructions, the shares represented by the proxy will be voted for the proposal presented at El Paso's special meeting or for the proposal presented at Sonat's special meeting, as applicable.

     El Paso stockholders may also submit their proxies by telephone or over the Internet. The telephone and Internet voting procedures are designed to authenticate votes cast by use of a personal identification number. These procedures allow stockholders to appoint a proxy to vote their shares and to confirm that their instructions have been properly recorded. Instructions for voting by telephone and over the Internet are printed on the proxy card for stockholders of record of El Paso.

     El Paso and Sonat stockholders whose shares are held in "street name" (i.e., in the name of a broker, bank or other record holder) must either direct the record holder of their shares as to how to vote their shares or obtain a proxy from the record holder to vote at their respective special meeting.

     Under the applicable rules of the New York Stock Exchange, brokers who hold shares in street names for customers who are the beneficial owners of those shares are prohibited from giving a proxy to vote those customers' shares with respect to the proposal(s) to be voted on at the special meetings in the absence of specific instructions from the customer (i.e., broker non-votes).

     Shares of El Paso common stock or Sonat common stock represented at the applicable special meeting for which proxies have been received, but with respect to which holders of shares have abstained on any matter, will be treated as present at the applicable special meeting for purposes of determining the presence or absence of a quorum for the transaction of all business. For El Paso stockholders and Sonat stockholders, an abstention or a broker non-vote will have the same effect as a vote against the proposal to adopt the merger agreement.

     If any other matters are properly presented at El Paso's special meeting, in the case of El Paso stockholders, or at Sonat's special meeting, in the case of the Sonat stockholders, for consideration, the persons named in the enclosed form of proxy, and acting under it, will have discretion to vote or not vote on those matters in accordance with their best judgment, unless authorization to use that discretion is withheld. If a proposal to adjourn El Paso's special meeting or Sonat's special meeting is properly presented, however, the persons named in the enclosed form of proxy will not have discretion to vote in favor of the adjournment proposal any shares that have been voted against the proposal to be presented at the special meeting. Neither El Paso nor Sonat is aware of any matters expected to be presented at its respective special meeting other than as described in its respective notice of special meeting.

  Revoking Proxies


     El Paso and Sonat stockholders of record may revoke their proxies at any time prior to the time their proxies are voted at El Paso's special meeting or Sonat's special meeting, respectively. Proxies may be revoked by written notice, including by facsimile, to the Corporate Secretary of El Paso or the Secretary of Sonat, as applicable, by a later dated proxy signed and returned by mail or by attending El Paso's special meeting or Sonat's special meeting, as applicable, or by voting in person. Attendance at El Paso's special meeting or Sonat's special meeting will not in and of itself constitute a revocation of a proxy. El Paso stockholders of record may also revoke their proxies by a later-dated proxy using the telephone voting procedures or the Internet voting procedures. Any written notice of a revocation of a proxy must be sent so as to be delivered before the taking of the vote at the applicable special meeting as follows:

         FOR EL PASO STOCKHOLDERS, TO:
         El Paso Energy Corporation
         El Paso Energy Building
         1001 Louisiana Street
         Houston, Texas 77002
         Telecopy: (713) 420-4099
         Attention: Corporate Secretary

         FOR SONAT STOCKHOLDERS, TO:
         Sonat Inc.
         AmSouth-Sonat Tower
         1900 Fifth Avenue North
         Birmingham, Alabama 35203
         Telecopy: (205) 325-7653
         Attention: Secretary

     El Paso stockholders who require assistance in changing or revoking a proxy should contact Georgeson & Company, Inc. and Sonat stockholders who require assistance in changing or revoking a proxy should contact D.F. King & Co., Inc. at their respective addresses and phone numbers provided in this joint proxy statement/prospectus under the caption "Who Can Answer Your Questions" on page 3.

  General Information

     The cost of solicitation of proxies will be paid by El Paso for solicitation of proxies from El Paso stockholders and by Sonat for solicitation of proxies from Sonat stockholders. In addition to solicitation by mail, the directors, officers and employees of El Paso and Sonat may also solicit proxies from stockholders by telephone, telecopy, telegram, over the Internet or in person. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries to send the proxy materials to beneficial owners; and El Paso or Sonat, as the case may be, will, upon request, reimburse those brokerage houses and custodians for their reasonable expenses in so doing.

     El Paso has retained Georgeson & Company, Inc. to aid in the solicitation of proxies and to verify certain records related to the solicitations. Georgeson & Company, Inc. will receive a fee of $12,500 as compensation for its services plus reimbursement for its related out-of-pocket expenses. El Paso has agreed to indemnify Georgeson & Company, Inc. against certain liabilities arising out of or in connection with its engagement.


     Sonat has retained D.F. King & Co., Inc. to aid in the solicitation of proxies and to verify certain records related to the solicitations. D.F. King & Co., Inc. will receive a fee of $12,500 as compensation for its services and reimbursement for its related out-of-pocket expenses. Sonat has agreed to indemnify D.F. King & Co., Inc. against certain liabilities arising out of or in connection with its agreement.


     Stockholders who submit proxy cards should not send in any stock certificates with their proxy cards. A letter of transmittal with instructions for the surrender of certificates representing shares of Sonat common stock will be mailed by El Paso to former Sonat stockholders shortly after the merger is completed. See "Material Terms of the Merger Agreement -- Procedures for Surrender of Certificates; Fractional Shares."

                             FINANCIAL INFORMATION

     If the El Paso stockholders approve the merger agreement, we will complete the merger on an all common stock basis and expect to account for the merger using the pooling of interests method of accounting in accordance with United States generally accepted accounting principles. If the El Paso stockholders do not approve the merger agreement, we will complete the merger under the alternative merger structure and will account for the merger using the purchase method of accounting in accordance with United States generally accepted accounting principles. Therefore, the unaudited pro forma combined financial information has been provided under both the pooling of interests and the purchase methods of accounting.


     The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and are not necessarily indicative of the operating results or financial position that would have been achieved had the all common stock merger or alternative merger been consummated as of the beginning of the periods presented, nor are they necessarily indicative of the future operating results or financial position of El Paso. The unaudited pro forma condensed combined financial statements do not give effect to any operating efficiencies or cost savings that may result from the integration of El Paso's and Sonat's operations.



     These unaudited pro forma condensed combined financial statements should be read in conjunction with the historical financial statements and related notes of El Paso and Sonat which are incorporated by reference in this joint proxy statement/prospectus. The historical financial information for Sonat include certain reclassifications to conform to El Paso's presentation. These reclassifications have no impact on net income or total stockholders' equity.



     Accounting policy differences and intercompany balances between El Paso and Sonat have been determined to be immaterial and, accordingly, the pro forma condensed combined financial statements have not been adjusted for these differences.


          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION REFLECTING COMPLETION OF THE MERGER ON AN ALL COMMON STOCK BASIS

                  (POOLING OF INTERESTS METHOD OF ACCOUNTING)



     The following unaudited pro forma condensed combined financial statements give effect to the all common stock merger using the pooling of interests method of accounting. Under this accounting method, El Paso's and Sonat's balance sheets and income statements are treated as if they had always been combined for accounting and financial reporting purposes.


     The unaudited pro forma condensed combined balance sheet as of December 31, 1998 assumes the merger had been completed on December 31, 1998. The unaudited pro forma condensed combined income statements for the three years ended December 31, 1998 assume the merger had been completed on January 1, 1996, the beginning of the earliest period presented.

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
        REFLECTING COMPLETION OF THE MERGER ON AN ALL COMMON STOCK BASIS
                  (POOLING OF INTERESTS METHOD OF ACCOUNTING)
                            AS OF DECEMBER 31, 1998
                                 (IN MILLIONS)

                                     ASSETS

                                                      EL PASO       SONAT                    COMBINED
                                                     HISTORICAL   HISTORICAL   ADJUSTMENTS   PRO FORMA
                                                     ----------   ----------   -----------   ---------
Total current assets...............................   $ 1,209       $  801        $  --       $ 2,010
Property, plant and equipment, net.................     7,341        2,696           --        10,037
Other..............................................     1,519          864           --         2,383
                                                      -------       ------        -----       -------
          Total assets.............................   $10,069       $4,361        $  --       $14,430
                                                      =======       ======        =====       =======

                                  LIABILITIES & STOCKHOLDERS' EQUITY

Total current liabilities..........................   $ 2,162       $1,577        $ 135(a)    $ 3,823
                                                                                    (51)(c)
                                                      -------       ------        -----       -------
Long-term debt, less current maturities............     2,552        1,099           --         3,651
                                                      -------       ------        -----       -------
Deferred income taxes..............................     1,564          164          (22)(c)     1,706
                                                      -------       ------        -----       -------
Other..............................................       993          183           --         1,176
                                                      -------       ------        -----       -------
Company-obligated mandatorily redeemable
  convertible preferred securities of El Paso
  Energy Capital Trust I...........................       325           --           --           325
                                                      -------       ------        -----       -------
Minority interest..................................       365            9           --           374
                                                      -------       ------        -----       -------
Stockholders' equity
  Common stock.....................................       373          111          219(b)        703
  Additional paid-in capital.......................     1,436           77         (279)(b)     1,234
  Retained earnings................................       460        1,210         (192)(a)     1,551
                                                                                     73(c)
  Other............................................      (161)         (69)          60(b)       (113)
                                                                                     57(a)
                                                      -------       ------        -----       -------
          Total stockholders' equity...............     2,108        1,329          (62)        3,375
                                                      -------       ------        -----       -------
          Total liabilities and stockholders'
            equity.................................   $10,069       $4,361        $  --       $14,430
                                                      =======       ======        =====       =======


  See accompanying Notes to the Unaudited Pro Forma Condensed Combined Balance
                                     Sheet.

         NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
        REFLECTING COMPLETION OF THE MERGER ON AN ALL COMMON STOCK BASIS
                  (POOLING OF INTERESTS METHOD OF ACCOUNTING)


(a) Reflects estimated costs of $192 million associated with the merger of El Paso and Sonat. These costs consist of (1) $142 million of costs for compensation related programs under which certain benefits of El Paso and Sonat personnel accelerate and vest as a result of the change in control associated with the all common stock merger and (2) $50 million of transaction costs, which include legal, accounting, and financial advisory services.


(b) Reflects the exchange of one share of El Paso common stock for each share of outstanding Sonat common stock, as provided in the merger agreement and the cancellation of $60 million of Sonat treasury stock.


(c) Reflects the income tax consequences of the $192 million of costs associated with the merger assuming an effective income tax rate of 38%.

           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
        REFLECTING COMPLETION OF THE MERGER ON AN ALL COMMON STOCK BASIS
                  (POOLING OF INTERESTS METHOD OF ACCOUNTING)
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                  (IN MILLIONS, EXCEPT PER COMMON SHARE DATA)

                                                      EL PASO       SONAT                    COMBINED
                                                     HISTORICAL   HISTORICAL   ADJUSTMENTS   PRO FORMA
                                                     ----------   ----------   -----------   ---------
Operating revenues.................................    $5,782       $3,710         $--        $9,492
                                                       ------       ------         ---        ------
Operating expenses
  Cost of gas and other products...................     4,212        2,745          --         6,957
  Operation and maintenance........................       707          281          --           988
  Depreciation, depletion and amortization.........       269          349          --           618
  Ceiling test charges.............................        --        1,035          --         1,035
  Other............................................        88           63          --           151
                                                       ------       ------         ---        ------
                                                        5,276        4,473          --         9,749
                                                       ------       ------         ---        ------
Operating income (loss)............................       506         (763)         --          (257)
Interest and debt expense..........................       267          137          --           404
Other income, net..................................      (138)         (67)         --          (205)
                                                       ------       ------         ---        ------
Income (loss) before income taxes and minority
  interest.........................................       377         (833)         --          (456)
Income tax expense (benefit).......................       127         (299)         --          (172)
                                                       ------       ------         ---        ------
Income (loss) before minority interest.............       250         (534)         --          (284)
Minority interest..................................        25           (3)         --            22
                                                       ------       ------         ---        ------
Net income (loss)..................................    $  225       $ (531)        $--        $ (306)
                                                       ======       ======         ===        ======
Basic earnings (loss) per common share.............    $ 1.94                                 $(1.35)
                                                       ======                                 ======
Diluted earnings (loss) per common share...........    $ 1.85                                 $(1.35)(a)
                                                       ======                                 ======
Basic average common shares outstanding............       116                      110(b)        226
                                                       ======                      ===        ======
Diluted average common shares outstanding..........       126                      111(b)        237
                                                       ======                      ===        ======


See accompanying Notes to the Unaudited Pro Forma Condensed Combined Statements
                                   of Income.

           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
      REFLECTING THE COMPLETION OF THE MERGER ON AN ALL COMMON STOCK BASIS
                  (POOLING OF INTERESTS METHOD OF ACCOUNTING)
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                  (IN MILLIONS, EXCEPT PER COMMON SHARE DATA)

                                                      EL PASO       SONAT                    COMBINED
                                                     HISTORICAL   HISTORICAL   ADJUSTMENTS   PRO FORMA
                                                     ----------   ----------   -----------   ---------
Operating revenues.................................    $5,638       $4,372         $--        $10,010
                                                       ------       ------         ---        -------
Operating expenses
  Cost of gas and other products...................     4,125        3,174          --          7,299
  Operation and maintenance........................       664          385          --          1,049
  Depreciation, depletion and amortization.........       236          398          --            634
  Other............................................        92           43          --            135
                                                       ------       ------         ---        -------
                                                        5,117        4,000          --          9,117
                                                       ------       ------         ---        -------
Operating income...................................       521          372          --            893
Interest and debt expense..........................       238          110          --            348
Other income, net..................................       (57)         (66)         --           (123)
                                                       ------       ------         ---        -------
Income before income taxes and minority interest...       340          328          --            668
Income tax expense.................................       129          107          --            236
                                                       ------       ------         ---        -------
Income before minority interest....................       211          221          --            432
Minority interest..................................        25            3          --             28
                                                       ------       ------         ---        -------
Net income.........................................    $  186       $  218         $--        $   404
                                                       ======       ======         ===        =======
Basic earnings per common share....................    $ 1.64                                 $  1.80
                                                       ======                                 =======
Diluted earnings per common share..................    $ 1.59                                 $  1.76
                                                       ======                                 =======
Basic average common shares outstanding............       114                      110(b)         224
                                                       ======                      ===        =======
Diluted average common shares outstanding..........       117                      112(b)         229
                                                       ======                      ===        =======


See accompanying Notes to the Unaudited Pro Forma Condensed Combined Statements
                                   of Income.

           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
        REFLECTING COMPLETION OF THE MERGER ON AN ALL COMMON STOCK BASIS
                  (POOLING OF INTERESTS METHOD OF ACCOUNTING)
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                  (IN MILLIONS, EXCEPT PER COMMON SHARE DATA)

                                                      EL PASO       SONAT                    COMBINED
                                                     HISTORICAL   HISTORICAL   ADJUSTMENTS   PRO FORMA
                                                     ----------   ----------   -----------   ---------
Operating revenues.................................    $3,012       $3,204         $--        $6,216
                                                       ------       ------         ---        ------
Operating expenses
  Cost of gas and other products...................     2,277        2,039          --         4,316
  Operation and maintenance........................       322          301          --           623
  Depreciation, depletion and amortization.........       101          384          --           485
  Employee separation and asset impairment
     charge........................................        99           --          --            99
  Other............................................        43           48          --            91
                                                       ------       ------         ---        ------
                                                        2,842        2,772          --         5,614
                                                       ------       ------         ---        ------
Operating income...................................       170          432          --           602
Interest and debt expense..........................       110          101          --           211
Other income, net..................................        (5)         (53)         --           (58)
                                                       ------       ------         ---        ------
Income before income taxes and minority interest...        65          384          --           449
Income tax expense.................................        25          125          --           150
                                                       ------       ------         ---        ------
Income before minority interest....................        40          259          --           299
Minority interest..................................         2            3          --             5
                                                       ------       ------         ---        ------
Net income.........................................    $   38       $  256         $--        $  294
                                                       ======       ======         ===        ======
Basic earnings per common share....................    $ 0.53                                 $ 1.62
                                                       ======                                 ======
Diluted earnings per common share..................    $ 0.52                                 $ 1.59
                                                       ======                                 ======
Basic average common shares outstanding............        72                      110(b)        182
                                                       ======                      ===        ======
Diluted average common shares outstanding..........        73                      112(b)        185
                                                       ======                      ===        ======


See accompanying Notes to the Unaudited Pro Forma Condensed Combined Statements
                                   of Income.

      NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME
        REFLECTING COMPLETION OF THE MERGER ON AN ALL COMMON STOCK BASIS
                  (POOLING OF INTERESTS METHOD OF ACCOUNTING)


(a) As required by the accounting rules, we have excluded additional dilutive securities such as options in determining diluted earnings (loss) per common share. If we had included those securities, we would have shown less of a loss per common share.


(b) The basic and diluted common shares adjustments reflect the exchange of one share of El Paso common stock for each share of Sonat common stock contemplated by the merger agreement.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION REFLECTING COMPLETION OF THE MERGER UNDER THE ALTERNATIVE MERGER STRUCTURE
                        (PURCHASE METHOD OF ACCOUNTING)


     The following unaudited pro forma condensed combined financial statements give effect to the merger under the alternative merger structure using the purchase method of accounting.



     In accordance with the purchase method of accounting, we have reflected Sonat's assets and liabilities on the following pro forma financial statements, and have allocated to those assets and liabilities the total value of the shares that would be issued in the alternative merger structure, based on our estimate of what the fair value of those assets and liabilities will be when the merger is completed. Our estimates of the fair value and allocations are preliminary and may be revised after the completion of independent appraisals, which have not yet been performed. To the extent the total value of the shares issued in the merger exceeds the fair value of Sonat's identified assets and liabilities, we will record the excess as "goodwill" for accounting purposes.


     The unaudited pro forma condensed combined balance sheet as of December 31, 1998 assumes the merger had been completed on December 31, 1998. The unaudited pro forma condensed combined statement of income for the year ended December 31, 1998 assumes the merger had been completed on January 1, 1998.

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
   REFLECTING COMPLETION OF THE MERGER UNDER THE ALTERNATIVE MERGER STRUCTURE
                        (PURCHASE METHOD OF ACCOUNTING)
                            AS OF DECEMBER 31, 1998
                                 (IN MILLIONS)

                                     ASSETS


                                                       EL PASO       SONAT                      COMBINED
                                                      HISTORICAL   HISTORICAL   ADJUSTMENTS     PRO FORMA
                                                      ----------   ----------   -----------     ---------
Total current assets................................   $ 1,209       $  801       $    --        $ 2,010
Property, plant and equipment, net..................     7,341        2,696         4,368(a)      13,963
                                                                                     (442)(b)
Other...............................................     1,519          864            --          2,383
                                                       -------       ------       -------        -------
          Total assets..............................   $10,069       $4,361       $ 3,926        $18,356
                                                       =======       ======       =======        =======
                                   LIABILITIES & STOCKHOLDERS' EQUITY
Total current liabilities...........................   $ 2,162       $1,577       $    72(c)     $ 3,784
                                                                                      (27)(e)
                                                       -------       ------       -------        -------
Long-term debt, less current maturities.............     2,552        1,099            49(a)       3,700
                                                       -------       ------       -------        -------
Deferred income taxes...............................     1,564          164         1,473(e)       3,201
                                                       -------       ------       -------        -------
Other...............................................       993          183            --          1,176
                                                       -------       ------       -------        -------
Company-obligated mandatorily redeemable convertible
  preferred securities of El Paso Energy Capital
  Trust I...........................................       325           --            --            325
                                                       -------       ------       -------        -------
Mandatorily redeemable preferred stock..............        --           --         3,288(f)       3,288
                                                       -------       ------       -------        -------
Minority interest...................................       365            9            --            374
                                                       -------       ------       -------        -------
Stockholders' equity
  Common stock......................................       373          111          (111)(d)        429
                                                                                       56(f)
  Additional paid-in capital........................     1,436           77           (77)(d)      2,054
                                                                                      618(f)
  Retained earnings.................................       460        1,210        (1,210)(d)        186
                                                                                     (442)(b)
                                                                                      168(e)
  Other.............................................      (161)         (69)           69(d)        (161)
                                                       -------       ------       -------        -------
          Total stockholders' equity................     2,108        1,329          (929)         2,508
                                                       -------       ------       -------        -------
          Total liabilities and stockholders'
            equity..................................   $10,069       $4,361       $ 3,926        $18,356
                                                       =======       ======       =======        =======



  See accompanying Notes to the Unaudited Pro Forma Condensed Combined Balance
                                     Sheet.

         NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET REFLECTING COMPLETION OF THE MERGER UNDER THE ALTERNATIVE MERGER STRUCTURE
                        (PURCHASE METHOD OF ACCOUNTING)


(a) Reflects the preliminary allocation of the total value of the shares issued to Sonat stockholders under the alternative merger structure to Sonat's assets and liabilities.



(b) Reflects the writedown of the purchase price allocated to proven reserves as a result of applying the full cost ceiling limitations. This writedown has not been considered in the pro forma condensed combined statement of income because it reflects a nonrecurring charge which would result directly from the merger and which would be included in the income statement during the period in which the merger is completed.



(c) Reflects estimated costs of $72 million associated with the merger of El Paso and Sonat under the alternative merger structure. These costs consist of (1) $22 million of compensation related costs associated with certain benefits of Sonat personnel which accelerate and vest as a result of the change in control associated with the merger and (2) $50 million of transaction costs, which include legal, accounting and financial advisory services.


(d)  Reflects the elimination of the historical equity of Sonat.


(e) Reflects the income tax consequences of the pro forma adjustments assuming an effective income tax rate of 38%.



(f) Reflects the issuance of approximately 18.7 million shares of El Paso common stock assuming each share of El Paso common stock issued will have a value of $36 on completion of the alternative merger and the issuance of
     32.9 million depositary shares (determined assuming an implied price per share of El Paso common stock of $36) representing newly issued senior voting preferred stock having an aggregate liquidation preference of $3.29 billion and an annual dividend rate of 8.75%. The actual dividend rate will be set at a rate that our financial advisors believe will cause the depositary shares, when fully distributed after completion of the alternative merger, to trade initially at approximately $100 per share, considering the pro forma capitalization and credit profile of the combined company after completion of the alternative merger.

           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME REFLECTING COMPLETION OF THE MERGER UNDER THE ALTERNATIVE MERGER STRUCTURE
                        (PURCHASE METHOD OF ACCOUNTING)
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                  (IN MILLIONS, EXCEPT PER COMMON SHARE DATA)


                                                      EL PASO       SONAT                    COMBINED
                                                     HISTORICAL   HISTORICAL   ADJUSTMENTS   PRO FORMA
                                                     ----------   ----------   -----------   ---------
Operating revenues.................................    $5,782       $3,710        $  --       $9,492
                                                       ------       ------        -----       ------
Operating expenses
  Cost of gas and other products...................     4,212        2,745           --        6,957
  Operation and maintenance........................       707          281           --          988
  Depreciation, depletion and amortization.........       269          349           88(a)       706
  Ceiling test charges.............................        --        1,035           --        1,035
  Other............................................        88           63           --          151
                                                       ------       ------        -----       ------
                                                        5,276        4,473           88        9,837
                                                       ------       ------        -----       ------
Operating income (loss)............................       506         (763)         (88)        (345)
Interest and debt expense..........................       267          137           --          404
Other income, net..................................      (138)         (67)          --         (205)
                                                       ------       ------        -----       ------
Income (loss) before income taxes and minority
  interest.........................................       377         (833)         (88)        (544)
Income tax expense (benefit).......................       127         (299)         (33)(b)     (205)
                                                       ------       ------        -----       ------
Income (loss) before minority interest.............       250         (534)         (55)        (339)
Minority interest..................................        25           (3)          --           22
                                                       ------       ------        -----       ------
Net income (loss) before preferred stock dividend
  requirement......................................       225         (531)         (55)        (361)
Preferred stock dividend requirement...............        --           --          288(c)       288
                                                       ------       ------        -----       ------
Net income (loss) available to common
  stockholders.....................................    $  225       $ (531)       $(343)      $ (649)(e)
                                                       ======       ======        =====       ======
Basic earnings (loss) per common share.............    $ 1.94                                 $(4.81)(e)
                                                       ======                                 ======
Diluted earnings (loss) per common share...........    $ 1.85                                 $(4.81)(d)(e)
                                                       ======                                 ======
Basic average common shares outstanding............       116                        19(d)       135
                                                       ======                     =====       ======
Diluted average common shares outstanding..........       126                        24(d)       150
                                                       ======                     =====       ======



 See accompanying Notes to the Unaudited Pro Forma Condensed Combined Statement
                                   of Income.

      NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME REFLECTING COMPLETION OF THE MERGER UNDER THE ALTERNATIVE MERGER STRUCTURE
                        (PURCHASE METHOD OF ACCOUNTING)


(a) Reflects depreciation expense related to the portion of the total value of the shares issued to Sonat stockholders allocated to property, plant and equipment based on an estimated life of 40 years, which approximates the regulatory lives of Sonat's pipelines.



(b) Reflects the income tax consequences of the pro forma adjustment assuming an effective income tax rate of 38%.



(c) Reflects an annual dividend rate of 8.75% for senior voting preferred stock which would be issued by El Paso pursuant to the alternative merger structure. The actual dividend rate will be set at a rate that our financial advisors believe will cause the depositary shares, when fully distributed after completion of the alternative merger, to trade initially at approximately $100 per share, considering the pro forma capitalization and credit profile of the combined company after completion of the alternative merger. Each percentage point change in the assumed annual dividend rate would impact the senior voting preferred stock dividend by approximately $33 million.



(d)  The basic and diluted common shares adjustments reflect the issuance of (1)
     18.7 million and 24 million shares, respectively, of El Paso common stock, with each share having a value of $36 on completion of the alternative merger and (2) the issuance of 32.9 million shares of senior voting preferred stock having an aggregate liquidation preference of $3.29 billion and an annual dividend rate of 8.75%. As required by the accounting rules, we have excluded additional dilutive securities such as options in determining diluted earnings (loss) per common share. If we had included those securities, we would have shown a lower loss per common share.



(e) In calculating net income (loss) available to common stockholders, basic earnings (loss) per common share, and diluted earnings (loss) per common share, we assumed an implied price per share of El Paso common stock of $36 for purposes of determining the fraction of a depositary share to be exchanged for each share of Sonat common stock. Each one dollar increase (or decrease) to this assumed implied price per share would increase (or decrease) net loss available to common stockholders, basic loss per common share and diluted loss per common share by $11 million, $.08 per share and $.08 per share, respectively.

          COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION


     Market Prices and Dividends. El Paso common stock is listed on the New York Stock Exchange under the symbol "EPG." Sonat common stock is listed on the New York Stock Exchange under the symbol "SNT."


     The table below sets forth, for the periods indicated, the high and low sale prices of El Paso common stock and Sonat common stock as reported on the New York Stock Exchange Composite Transaction Tape, in each case based on published financial sources, and the cash dividends declared on El Paso common stock and Sonat common stock for the same periods.

     El Paso's common stock prices and the cash dividend amounts in the following table have been adjusted to reflect El Paso's payment of a stock dividend in April 1998 of one share of common stock for each share of common stock then outstanding.


                                          EL PASO COMMON STOCK            SONAT COMMON STOCK
                                      ----------------------------   ----------------------------
                                       HIGH       LOW     DIVIDEND    HIGH       LOW     DIVIDEND
                                      -------   -------   --------   -------   -------   --------
1997:
  First Fiscal Quarter..............  $28.500   $24.438   $0.1825    $57.000   $45.500   $0.2700
  Second Fiscal Quarter.............   30.313    27.125    0.1825     59.125    50.625    0.2700
  Third Fiscal Quarter..............   30.344    26.500    0.1825     54.250    45.375    0.2700
  Fourth Fiscal Quarter.............   33.750    28.875    0.1825     51.313    42.250    0.2700
1998:
  First Fiscal Quarter..............   35.625    31.125    0.1913     45.625    38.875    0.2700
  Second Fiscal Quarter.............   38.938    35.438    0.1913     44.813    36.000    0.2700
  Third Fiscal Quarter..............   38.625    24.688    0.1913     38.563    25.875    0.2700
  Fourth Fiscal Quarter.............   36.813    30.125    0.1913     31.375    26.313    0.2700
1999:
  First Fiscal Quarter..............   39.375    30.688    0.2000     31.750    23.563    0.2700
  Second Fiscal Quarter (through
     April 28, 1999)................   38.375    31.938    0.2000     37.688    29.875    0.2700



     On March 12, 1999, the last full trading day prior to the public announcement of the proposed merger, the closing prices of El Paso common stock and Sonat common stock reported on the New York Stock Exchange Composite Transaction Tape were $35.750 per share and $30.063 per share, respectively. On April 28, 1999, the most recent practicable date prior to the printing of this joint proxy statement/ prospectus, the closing prices of El Paso common stock and Sonat common stock reported on the New York Stock Exchange Composite Transaction Tape were $38.375 per share and $37.500 per share, respectively. Stockholders should obtain current market quotations prior to making any decision with respect to the merger.



     Post-Merger Dividend Policy. Following the merger, El Paso expects to continue to pay dividends on the El Paso common stock at the current rate of $.20 per share per quarter. However, the payment of dividends will be in the discretion of the El Paso board and will be determined after consideration of various factors, including the earnings and financial condition of El Paso and its subsidiaries.

         DESCRIPTION OF SENIOR CUMULATIVE EXCHANGEABLE PREFERRED STOCK
                             AND DEPOSITARY SHARES

     In this section of the joint proxy statement/prospectus we describe the material terms of the El Paso Senior Cumulative Exchangeable Preferred Stock, which we have been referring to in this document as the senior voting preferred stock, and the depositary shares that would be issued under the alternative merger structure.

EL PASO SENIOR CUMULATIVE EXCHANGEABLE PREFERRED STOCK

     Redemption and Exchange. The shares of the senior voting preferred stock will mature 21 years after they are issued. On the maturity date, El Paso will redeem for cash all outstanding shares of the senior voting preferred stock for $5,000 per share, plus the amount of all dividends relating to prior periods that El Paso has failed to pay. El Paso will have the right at any time to require the holders of the senior voting preferred stock to exchange their senior voting preferred stock for the number of shares of El Paso common stock having an aggregate market value (as determined by the average closing prices for El Paso common stock for the 20 trading days prior to publication of the applicable notice of the exchange) of $5,000 per share. Whether the shares of the senior voting preferred stock are redeemed or exchanged, holders will receive upon any redemption or exchange a cash payment equal to the amount of dividends which have accrued but remain unpaid.

     Priority. The senior voting preferred stock will rank, with respect to dividend rights and rights on liquidation, senior to all classes of common stock of El Paso and each other class of capital stock or preferred stock of El Paso unless the terms of any class of stock expressly provide that the class of stock ranks on a parity with the senior voting preferred stock as to dividend rights and rights on liquidation. After the shares of senior voting preferred stock are issued, El Paso will not be permitted to issue any class of stock ranking senior with respect to dividend rights and rights upon liquidation to the senior voting preferred stock.

     If El Paso at any time has not paid in full all previously scheduled dividends on the senior voting preferred stock, until El Paso pays those dividends in full, it will not be permitted to pay dividends or make other distributions to holders of securities ranking junior to, or to holders of securities ranking on a parity with, the El Paso senior voting preferred stock with respect to dividends and rights on liquidation. During this period, entities controlled by El Paso will also not be permitted to pay dividends or make distributions to holders of, or redeem or repurchase, their securities.

     Dividends. Dividends on the senior voting preferred stock will be cumulative from the date of issuance and will be payable quarterly on the first day of January, April, July and October in each year. El Paso will pay its first dividend on the senior voting preferred stock on the first payment date after the senior voting preferred stock is issued. The holders of the senior voting preferred stock will be entitled to cumulative cash dividends only when, as and if declared by the board of directors of El Paso and out of funds legally available for that purpose. El Paso will not, however, pay interest on unpaid dividends on the senior voting preferred stock. The dividend rate will be a percentage, to be jointly determined by Merrill Lynch, Sonat's financial advisor, and Donaldson, Lufkin & Jenrette, El Paso's financial advisor, that those financial advisors believe would cause the trading price per depositary share on a fully distributed basis after the completion of the merger to be as nearly equal as possible to $100. If the financial advisors are unable to agree on the rate, El Paso and Sonat will direct their financial advisors to jointly select a nationally recognized investment bank to determine the rate.

     Consolidations and Mergers. Upon any consolidation, merger or similar business combination, pursuant to which the outstanding shares of El Paso common stock are by operation of law exchanged for or changed, reclassified or converted into stock of any other party or cash or other property paid by any other party, the shares of senior voting preferred stock will be assumed by and will become preferred stock of such party having, insofar as possible, the same powers, preferences and relative, participating, optional or other special rights, and the same qualifications, limitations or restrictions, that the senior voting preferred stock had immediately prior to the transaction. If the El Paso common stock is exchanged,
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

changed, reclassified or converted into stock or cash or other property of any other party, and that party is a subsidiary, directly or indirectly, of any other entity, then the preferred stock will be assumed by and will become preferred stock of the "ultimate parent entity," as that term is defined under the rules to the HSR Act.


     Liquidation Rights. Upon the liquidation of El Paso and before any distribution of assets to holders of stock ranking junior to the senior voting preferred stock, the holders of shares of the outstanding senior voting preferred stock will be entitled to receive, out of the assets available for distribution to holders of senior voting preferred stock, an amount per share equal to $5,000 plus the amount of dividends which have accrued but remain unpaid. If, upon a liquidation, assets of El Paso are insufficient to pay in full the amounts described above as payable with respect to senior voting preferred stock, the holders of senior voting preferred stock and any securities that rank on parity with the senior voting preferred stock for liquidation purposes will share proportionately in any distribution of assets of El Paso, first in proportion to their respective liquidation preferences until such preferences are paid in full, and then in proportion to amounts of dividends which remain unpaid. After payment in full of any liquidation preference and accrued but unpaid dividends, the holders of senior voting preferred stock will not be entitled to any further participation in any distribution of assets by El Paso. For purposes of the senior voting preferred stock, neither the sale or transfer of all or any part of the assets of El Paso, nor the merger or consolidation of El Paso into or with any other corporation or a merger of any other corporation with or into El Paso, will be considered a liquidation of El Paso.


     Voting. Holders of the senior voting preferred stock will be entitled to 50 votes per share on each matter submitted to a vote at any meeting of El Paso's stockholders. Whenever dividends are in arrears for six or more dividend periods, a default period will begin and will extend, until the time at which all accrued and unpaid dividends on the senior voting preferred stock have been paid in full. During each such default period, the holders of senior voting preferred stock, voting separately as a class, are entitled to elect two additional directors to El Paso's board of directors. The terms of any additional directors so elected shall terminate upon the end of the default period.

     Transfer Agent and Registrar. The BankBoston, N.A. will serve as registrar and transfer agent for the senior voting preferred stock and the depositary shares.


     Listing. Although application will be made to list the depositary shares on the New York Stock Exchange, no application has been made to list the shares of senior voting preferred stock on the New York Stock Exchange or any other national securities exchange. Upon the termination of the deposit agreement, described below, El Paso may be required to cause the shares of senior voting preferred stock to be so listed.


     Reissuance. If shares of senior voting preferred stock are redeemed or exchanged, the shares so reacquired shall, upon compliance with any statutory requirements, assume the status of authorized but unissued shares of preferred stock of El Paso but may not be reissued as senior voting preferred stock.

     Other. For a description of provisions contained in El Paso's certificate of incorporation which are intended to prevent certain takeover bids from being completed without the approval of the El Paso board, see the sections entitled "Fair Price Provisions" and "Shareholder Rights Plan" under "Comparison of Stockholder Rights."

EL PASO DEPOSITARY SHARES

     General. If the merger is completed under the alternative merger structure, the senior voting preferred stock will be issued to a bank or trust company to be selected by El Paso as depositary under a deposit agreement. Depositary shares, each representing a 1/50th fractional interest in a whole share of senior voting preferred stock, would then be issued to holders of Sonat common stock under the alternative merger structure.

     The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. The depositary shares will be subject to the terms and conditions of the deposit agreement.
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

The terms of the deposit agreement, if entered into between the depositary and El Paso, may be different from those discussed below.

     Withdrawal of El Paso Senior Voting Preferred Stock. Upon surrender of depositary receipts at the principal office of the depositary, upon payment of a sum sufficient for the payment of any tax or other governmental charge required upon the surrender, and subject to the terms of the deposit agreement, each holder of the depositary shares will be entitled to delivery of the number of whole shares of senior voting preferred stock represented by such depositary shares. Fractional shares of senior voting preferred stock will not be issued. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of whole shares of senior voting preferred stock to be withdrawn, the depositary will deliver to the holder at the same time a new depositary receipt evidencing such excess number of depositary shares. Holders of senior voting preferred stock withdrawn in this manner will not be entitled to deposit the shares under the deposit agreement or to receive depositary receipts evidencing depositary shares after such a withdrawal. There is currently no market for the senior voting preferred stock and it is not expected that an active trading market for senior voting preferred stock will develop.

     Redemption and Exchange of Depositary Shares. Subject to receipt of any necessary third party approvals, El Paso may exchange the senior voting preferred stock (and the depositary shares) at any time for shares of El Paso common stock. The depositary shares are subject to redemption and exchange upon the same terms and conditions, except that the amount of money or other property received upon redemption or exchange of each depositary share will be equal to 1/50th of the amount of money or other property received upon redemption or exchange of each share of senior voting preferred stock.

     Dividends and Other Distributions. El Paso, on behalf of the depositary (or, if El Paso determines otherwise, the depositary), will distribute all cash dividends or other cash distributions in respect of the senior voting preferred stock represented by the depositary shares to the record holders of depositary receipts in proportion to the number of depositary shares owned by such holders on the relevant record date, which will be the same date as the relevant record date fixed by El Paso for the senior voting preferred stock.

     In case of a distribution other than in cash, El Paso, on behalf of the depositary (or, if El Paso determines otherwise, the depositary), will distribute property to the record holders of depositary receipts entitled to it, in proportion, as nearly as may be practicable, to the number of depositary shares owned by such holders on the relevant record date, unless El Paso determines that it is not feasible to make such distribution, in which case El Paso on behalf of the depositary (or, if El Paso determines otherwise, the depositary), may adopt any other method for such distribution as it deems appropriate, including the sale of such property and distribution of the net proceeds from such sale to such holders.

     Procedures for Voting. Upon receipt of notice of any meeting at which the holders of senior voting preferred stock represented by such holders' depositary shares are entitled to vote, the depositary will, as soon as practicable, mail the information contained in the notice of meeting to the record holders of depositary receipts as of the record date for the meeting. Each record holder of depositary receipts will be entitled to instruct the depositary as to the exercise of voting rights with respect to the number of shares of senior voting preferred stock represented by such holder's depositary shares. The depositary will endeavor, insofar as practicable, to vote with respect to the number of shares of senior voting preferred stock represented by the depositary shares in accordance with such instructions, and El Paso intends to take all action which may be deemed necessary by the depositary in order to enable the depositary to do so. The depositary will abstain from voting with respect to the senior voting preferred stock to the extent that it does not receive specific written instructions from the holders of depositary receipts.

     Amendment and Termination of Deposit Agreement. The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may at any time and from time to time be amended by agreement between El Paso and the depositary. Every holder of an outstanding depositary share at the time any such amendment becomes effective will be deemed, by continuing to hold such depositary share, to consent and agree to the amendment and to be bound by the deposit agreement as
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

such agreement may be so amended. No such amendment may impair the right, subject to the terms of the deposit agreement, of any owner of any depositary shares to surrender the depositary receipt evidencing such depositary shares with instructions to the depositary to deliver to the holder of senior voting preferred stock represented by the depositary shares, except in order to comply with mandatory provisions of applicable law.


     The deposit agreement may be terminated by El Paso or the depositary only if (a)(1) all outstanding depositary shares have been redeemed or (2) there has been a final distribution in respect of the senior voting preferred stock in connection with any liquidation of El Paso and the distribution has been made to all holders of depositary shares; and (b) reasonable notice has been given to any remaining holders of depositary shares. If the deposit agreement is terminated, El Paso will use its best efforts to list the senior voting preferred stock on the New York Stock Exchange or any other national securities exchange on which the El Paso common stock is listed.



     Miscellaneous. El Paso will deliver to the depositary all reports to stockholders and other communications which El Paso is required to furnish to the holders of senior voting preferred stock by law, by the rules of the New York Stock Exchange or by the certificate of incorporation of El Paso or the certificate of designation relating to the senior voting preferred stock. The depositary will make available for inspection by holders of depositary shares at the principal office of the depositary, and at such other places as it may deem advisable, any reports and communications received from El Paso by the depositary, as a holder of senior voting preferred stock, that are made generally available to the holders of senior voting preferred stock. The depositary will comply with all information reporting requirements applicable to it under law in its capacity as depositary.


     Neither the depositary nor El Paso will be subject to any liability under the deposit agreement to holders of depositary receipts other than for negligence, bad faith or willful misconduct. Neither the depositary nor El Paso will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the deposit agreement. The obligations of El Paso and the depositary under the deposit agreement will be limited to performance in good faith of their obligations under that agreement, and they will not be obligated to prosecute or defend any legal proceedings relating to the depositary shares or the underlying senior voting preferred stock unless satisfactory indemnification is furnished. El Paso and the depositary may rely on written advice of counsel or accountants or information provided by holders of depositary shares or persons believed to be competent to give such information and on documents believed to be genuine and that have been signed or presented by the proper party or parties.

     Resignation and Removal of Depositary. The depositary may resign at any time by delivering to El Paso notice of its election to do so. El Paso may at any time, by notice, remove the depositary or may terminate the engagement of the depositary with respect to any or all of its duties and obligations under the deposit agreement. Any resignation, removal or termination will take effect upon the appointment of a successor depositary and the successor's acceptance of its appointment with respect to all the predecessor's duties and obligations so terminated. The successor depositary must be appointed within 45 days after delivery of the notice for resignation, removal or termination, or the predecessor depositary may petition a court of competent jurisdiction to appoint a successor.

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

                     DIRECTORS OF EL PASO AFTER THE MERGER


     The El Paso board of directors currently consists of eight members. As called for by the merger agreement, El Paso's board of directors will take whatever action is necessary so that when the merger or the alternative merger is completed the board of directors has 12 members, seven of whom will be persons who will be designated by El Paso's current board of directors and five of whom will be persons who will be designated by Sonat's current board of directors.



     Although the persons who will serve on El Paso's board of directors after the merger or the alternative merger is completed have not been formally designated, we anticipate that El Paso will designate seven of the eight members of its current board and Sonat will designate Selim K. Zilkha, Ronald L. Kuehn, Jr. and three other members of Sonat's current board.



     We have included biographical information for each of El Paso's and Sonat's current board members in the section entitled "Information Regarding El Paso and Sonat Directors."


                   INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendation of the Sonat and El Paso boards of directors with respect to the merger agreement, stockholders of Sonat and El Paso should be aware that certain directors and members of management of each company have interests in the merger that are different from, or in addition to, their interests as stockholders generally. The Sonat and El Paso boards of directors were aware of these interests and considered them, among other matters, in approving the merger agreement.


     El Paso Directors. The merger agreement provides that five Sonat designees designated by the Sonat board of directors, and seven El Paso designees designated by the El Paso board of directors, prior to the effective time are to become members of the El Paso board of directors at the time of the merger or the alternative merger. Ronald L. Kuehn, Jr., who will become non-executive chairman of the El Paso board at the end of the month in which the merger or the alternative merger occurs, and Selim K. Zilkha will be two of the Sonat designees. See "Directors of El Paso after the Merger" and "Material Terms of the Kuehn Termination and Consulting Agreement." Mr. Kuehn will remain chairman of the El Paso board through December 31, 2000, at which point it is expected that the El Paso board will appoint William A. Wise chairman to replace Mr. Kuehn.


     Change in Control. Under the Sonat employee benefit plans, a change in control will occur upon completion of the merger or the alternative merger. Under the El Paso employee benefit plans, a change in control will occur upon approval of the merger by the El Paso stockholders. If the alternative merger is effected, there will be no change in control of El Paso under its employee benefit plans.


     Sonat Stock Options and Restricted Stock. All Sonat stock options granted under its Executive Award Plan that are outstanding as of completion of the merger or the alternative merger and held by then-current employees will become fully vested upon the merger and will remain exercisable for the remainder of their original term, and the restrictions on restricted stock granted under the Executive Award Plan will lapse upon completion of the merger or the alternative merger. Under the merger agreement, each outstanding Sonat stock option will be converted into an option to purchase a number of shares of El Paso common stock. Each share of outstanding Sonat restricted common stock will be converted into a share of unrestricted El Paso common stock. Certain Sonat stock options, including all Sonat stock options held by executive officers, include in their terms and conditions a right, exercisable in connection with the merger, to receive consideration in cancellation of the option. Holders of such options will be permitted to exercise these rights at the time of the merger and receive consideration in the form of shares of El Paso common stock having a value equal to the value of the canceled option as of the date of the merger, which we estimate will include approximately $1.6 million of value (based on a valuation as of April 19, 1999) attributable to the foregone ability to exercise such rights during the 60-day period following the merger.


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


     Assuming that the closing of the merger or the alternative merger will occur on September 1, 1999, the number of vested Sonat stock options beneficially owned by the five most highly compensated executive officers of Sonat for the year ended December 31, 1998 will increase as a result of the merger or the alternative merger from 1,042,100 stock options to 1,660,400 stock options, and, for all other executives officers as a group, from 210,340 stock options to 330,100 stock options.


     The five most highly compensated executive officers of Sonat for the year ended December 31, 1998 hold an aggregate of 141,900 shares of restricted stock on which restrictions will lapse as a result of the completion of the merger. All other executive officers as a group hold an aggregate of 26,200 shares of restricted stock on which restrictions will lapse as a result of the completion of the merger or the alternative merger.


     El Paso Stock Options, Restricted Stock and Performance Units. El Paso has issued stock options, restricted stock and performance units to its executive officers under its 1995 and 1992 Omnibus Compensation Plans, 1995 Incentive Compensation Plan, Strategic Stock Plan and Omnibus Plan for Management Employees. Under the terms of these plans, on the date of El Paso's stockholders' approval of the merger, outstanding El Paso stock options will become fully vested and exercisable, a pro rata portion of outstanding performance units will become fully vested and will be paid at $150 per unit, and the restrictions on outstanding El Paso restricted common stock will lapse. The figures below assume that El Paso stockholder approval of the merger will occur on June 10, 1999.



     The number of vested El Paso stock options beneficially owned by the five most highly compensated executive officers of El Paso for the year ended December 31, 1998 will increase as a result of the change in control of El Paso from 2,055,096 stock options to 2,677,432 stock options. Some stock options have an associated right to convert into shares of El Paso on certain dates in the future; those conversion dates will be accelerated as a result of El Paso's stockholders' approval of the merger. No El Paso stock options held by other executive officers will vest as a result of El Paso's stockholders' approval of the merger.



     The five most highly compensated executive officers of El Paso for the year ended December 31, 1998 hold an aggregate of 1,810,008 shares of restricted stock on which restrictions will lapse as a result of El Paso's stockholders' approval of the merger, and an aggregate of 18,875 unvested performance units which will fully vest as a result of El Paso's stockholders' approval of the merger. All other executive officers as a group hold an aggregate of 738,766 shares of restricted stock, an aggregate of 11,775 unvested performance units and an aggregate of 193,918 unvested stock options, all of which options are scheduled to fully vest in the ordinary course during June and July of 1999, with respect to which restrictions will lapse or which will become fully vested as a result of El Paso's stockholders' approval of the merger.


     Sonat and El Paso Cash Bonuses. Sonat executive officers and El Paso executive officers are eligible to receive performance-based cash bonuses under Sonat's Performance Award Plan and Cash Bonus Plan, and El Paso's 1995 Incentive Compensation Plan, respectively. Upon a change in control of Sonat and El Paso, participants in these plans will be deemed to have earned a percentage of their bonus opportunity, regardless of actual performance. For Sonat executive officers, this percentage is 100% of bonus opportunity, and, for El Paso executive officers, this percentage is either the percentage of base salary established by the compensation committee or 60%, 80% or 100% of annual base salary (depending on the level of the covered individual), whichever results in the greater bonus. Payment of these bonuses will be made within 30 days following the change in control of Sonat and El Paso, respectively. The aggregate payment to be made to the five most highly compensated executive officers of Sonat for the year ended December 31, 1998 is approximately $2,312,500, and the aggregate payment to be made to all other executive officers as a group is approximately $592,050. The aggregate payment to be made to the five most highly compensated executive officers of El Paso for the year ended December 31, 1998 is approximately $3,266,000, and the aggregate payment to be made to all other executive officers as a group is approximately $1,685,000.

     Sonat Non-Employee Director Compensation. Sonat has issued shares of restricted Sonat common stock to its non-employee directors under its Restricted Stock Plan for Directors. All restrictions on stock granted under this plan will lapse upon completion of the merger or the alternative merger. Non-employee directors of Sonat hold an aggregate of 17,600 shares of restricted stock granted under the plan on which

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

restrictions will lapse as a result of the completion of the merger or the alternative merger. In addition, Sonat maintains a Retirement Plan for Directors pursuant to which eligible non-employee directors are paid retirement income when they cease to be directors of Sonat. All non-employee directors of Sonat whose service ceases following the completion of the merger or the alternative merger are eligible to receive the benefits under the plan. Finally, the balance in a director's account in the Director's Fees Deferral Plan will be distributed in a lump sum if the director ceases to be a director within three years after the completion of the merger or the alternative merger, regardless of any other elections the director may have made regarding the timing and manner of payments of his or her account.

     Sonat Change in Control Severance Agreements. Sonat has in place change in control severance agreements with each of its executive officers.

     If the employment of an executive officer is terminated under circumstances which entitle him or her to severance payments and benefits under the agreement, he or she will be entitled to the following:

     - a lump sum cash payment equal to three times the sum of his or her base salary, annual incentive bonus and long term incentive award;

     - if he or she is not eligible for early retirement on the date of termination, a lump sum cash payment equal to the excess of the value of a monthly early retirement benefit under the Sonat Retirement Plan (and, if applicable, of a survivor's benefit under the plan) over the monthly benefit otherwise payable to the executive officer;

     - continued medical, dental, and life insurance and other welfare benefits for a period of thirty-six months; and

     - relocation reimbursement.

     Terminations entitling an executive officer to the foregoing severance payments and benefits consist of any termination by Sonat other than for cause within three years following the completion of the merger, and termination by the executive or key officer for good reason within this three-year period, and termination for any reason within the 30-day period commencing on the first anniversary of completion of the merger. For purposes of these agreements, good reason consists of a reduction in compensation or benefits, forced relocation, or a change in titles, duties, responsibilities (including reporting responsibilities) or status. In addition, any Sonat executive officer who is a party to a severance agreement, who is at least age 50 and has 10 years of service as of December 31, 1999 and who participates in the voluntary reduction-in-force window program to be offered to Sonat employees following the merger will be deemed to have experienced an event constituting good reason, thereby entitling each of them to terminate his or her employment and collect severance payments and benefits under the severance agreement. Such an executive officer will also be entitled under the window program to receive retiree medical and life insurance coverage beginning at age 55, as well as outplacement services.

     If any payment made to an executive officer is subject to any excise tax under Section 4999 of the Internal Revenue Code, a gross-up payment will be made to place that person in the same net after-tax position as would have been the case if no excise tax were imposed.

     It is presently estimated, based upon certain assumptions and data available as of a recent date, that, if the employment of the five most highly compensated executive officers of Sonat was terminated immediately following the merger or the alternative merger under circumstances entitling those persons to severance benefits under Sonat's severance agreements, those persons would be entitled to cash severance benefits under these agreements of approximately $37 million. It is also presently estimated that the cash severance benefits payable to all other Sonat executive officers under Sonat's severance agreements upon a like termination of employment would be approximately $14 million. The foregoing figures include all cash payments, including estimated supplemental retirement payments and estimated excise tax gross-up payments.

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

     El Paso Key Executive Severance Protection Plan. El Paso maintains a Key Executive Severance Protection Plan, in which all of its executive officers (including all of its five most highly compensated executive officers) participate.


     If a covered individual's employment is terminated within two years following El Paso stockholders' approval of the merger under circumstances which entitle him or her to severance payments and benefits under the plan, he or she will be entitled to the following:


     - a lump sum cash payment equal to three times the sum of his or her base salary and bonus amount;

     - continued medical, dental, life insurance and other welfare benefits for a period of 18 months;

     - a lump sum pension supplement calculated by adding a number of years of credited service under El Paso's supplemental benefits plan; and

     - transfer to him or her of rights to any company car or club membership then being provided.

     Terminations entitling a covered individual to the foregoing severance payments and benefits consist of any termination by El Paso other than for cause, and termination by the covered individual for "Good Reason." For this purpose, "Good Reason" consists of substantially the same elements as under the Sonat severance agreements (but excluding the right to terminate employment within the 30-day period commencing on the first anniversary of El Paso stockholders' approval of the merger). Mr. Wise has waived any "Good Reason" that he may have under the Key Executive Severance Protection Plan and under his employment agreement in connection with El Paso stockholders' approval of the merger (including by reason of his ceasing to serve as chairman of El Paso's board of directors). In addition, Mr. Wise has waived his right under his employment agreement to have his base salary automatically reinstated.

     It is presently estimated, based upon certain assumptions and data available as of a recent date, that, if the employment of the five most highly compensated executive officers of El Paso is terminated immediately following El Paso stockholders' approval of the merger under circumstances entitling those persons to severance benefits under El Paso's severance plan, those persons would be entitled to severance payments (for base salary and bonus) under El Paso's severance plan of $16,743,000. (Mr. Wise would be entitled to severance benefits under either the plan or his employment agreement, whichever is greater, and the foregoing figure reflects the greater amount.) It is also presently estimated that the severance payments (for base salary and bonus) to all other El Paso executive officers under El Paso's severance plan upon a like termination of employment would be $9,390,000.

     Sonat Supplemental Benefit Plan and Deferred Compensation Plan. Under Sonat's Supplemental Benefit Plan, upon the merger any executive officer whose benefit under the Retirement Plan is not vested will vest in a supplemental benefit equal to the benefit that would have been payable under the Retirement Plan if the executive officer's service had been sufficient for vesting under the Retirement Plan. In addition, under the Supplemental Benefit Plan and Sonat's Deferred Compensation Plan, upon termination of a participant's employment within three years after the merger or the alternative merger, the participant's benefits will be paid out in a lump sum. Finally, under the Deferred Compensation Plan, the remaining benefits of participants whose employment terminated before the merger will be paid out in a lump sum at the time of the merger or the alternative merger.


     El Paso Supplemental Benefits Plan. Under El Paso's Supplemental Benefits Plan, upon El Paso's stockholders' approval of the merger, any unvested supplemental pension benefits accrued for executive officers which is not vested will become vested and payable when other benefits under that plan become payable.


     El Paso Domestic Relocation Policy. Certain executive officers of El Paso are covered by El Paso's former Domestic Relocation Policy. Under this policy, if a covered individual's employment is terminated following El Paso stockholders' approval of the merger and the individual would be entitled to severance benefits under El Paso's Key Executive Severance Protection Plan, El Paso is required to purchase his or her residence in Houston at a price equal to the greater of the individual's investment (with any associated tax gross-ups) or the fair market value of the residence.

     William A. Wise Employment Agreement. Mr. Wise and El Paso are parties to an employment agreement. Under this employment agreement, as amended, Mr. Wise waived his base salary, but the agreement provides that Mr. Wise's salary will re-commence following El Paso stockholders' approval of the merger. However, as stated earlier, Mr. Wise has waived his right to have his base salary automatically reinstated. The agreement also provides for the forgiveness of principal and interest on a loan of approximately $1.6 million to Mr. Wise by El Paso upon termination of his employment following El Paso stockholders' approval of the merger, if such termination would entitle Mr. Wise to severance benefits under El Paso's Key Executive Severance Protection Plan. In addition, Mr. Wise is entitled under his employment agreement to a supplemental pension benefit, commencing when Mr. Wise's benefits under El Paso's supplemental benefits plan commence.


     Ronald L. Kuehn, Jr. Termination and Consulting Agreement. Under the merger agreement, Sonat and El Paso have agreed that El Paso will enter into a Termination and Consulting Agreement with Mr. Kuehn. See "Material Terms of the Kuehn Termination and Consulting Agreement."


     Insurance and Indemnification. Under the merger agreement, El Paso agreed to provide certain continuing indemnification and insurance benefits for officers, directors and employees of Sonat. See "Material Terms of the Merger Agreement -- Additional Agreements -- Insurance and Indemnification."


     Ordinary Course Option and Restricted Stock Grants. After completion of the merger, El Paso expects to grant, in the ordinary course as a component of its incentive compensation program and subject to the approval of its compensation committee, stock options and/or restricted stock to directors, officers and employees of the combined company.


     Zilkha Registration Rights Agreement. Under the Zilkha voting agreement, El Paso has agreed to assume the Zilkha family's existing registration rights. See "Material Terms of the Voting Agreements."


     Bear Creek Joint Venture. Subsidiaries of El Paso and Sonat are parties to a joint venture agreement of Bear Creek Storage Company, dated September 1, 1981. Each party has a 50% interest in the joint venture. The joint venture uses an underground natural gas storage facility located in Louisiana to provide storage services to El Paso, Sonat and their customers.

                        COMPARISON OF STOCKHOLDER RIGHTS


     As a result of the merger, holders of shares of Sonat common stock will become holders of shares of El Paso common stock and the rights of all such former Sonat stockholders will be governed by the certificate of incorporation of El Paso, the by-laws of El Paso and the Delaware General Corporation Law. The rights of the holders of shares of Sonat common stock presently are governed by the certificate of incorporation of Sonat, the by-laws of Sonat and the Delaware General Corporation Law. Set forth on the following pages is a summary comparison of material differences among the rights of Sonat stockholders under the current certificate of incorporation and by-laws of Sonat (right column), and the rights of stockholders of the combined company following the merger as governed by the amended certificate of incorporation and by-laws of El Paso (left column). These rights may be subject to change through amendment of the certificate of incorporation or by-laws. In addition, please see "Description of Senior Cumulative Exchangeable Preferred Stock and Depositary Shares" for a description of the rights of holders of the senior voting preferred stock to be issued in the alternative merger.


     This summary does not purport to be a complete discussion of, and is qualified in its entirety by reference to, the Delaware General Corporation Law, as well as the certificates of incorporation and by-laws of each of Sonat and El Paso, copies of which are on file with the SEC.

              EL PASO                                      SONAT

                            AUTHORIZED CAPITAL STOCK

275,000,000 shares of common stock, par value $3.00    400,000,000 shares of common stock, par value $1.00
per share. As a part of the merger, El Paso's          per share.
certificate of incorporation will be amended to
provide for 750,000,000 shares of common stock.
25,000,000 shares of preferred stock, par value $.01   10,000,000 shares of the serial preference stock, par
per share. As a part of the merger, El Paso's          value $1.00 per share.
certificate of incorporation will be amended to
provide for 50,000,000 shares of preferred stock.
2,750,000 shares of preferred stock designated Series  1,000,000 shares designated as Series A Participating
A Junior Participating Preferred Stock, par value      Preference Stock, par value $1.00 per share.
$.01 per share. As a part of the merger, El Paso's
certificate of incorporation will be amended to
provide for 7,500,000 shares of Series A Junior
Participating Preferred Stock.
A new series of shares of senior voting preferred
stock designated Senior Cumulative Exchangeable
Preferred Stock will be issued if El Paso
stockholders do not approve the merger and the merger
agreement.

                                 VOTING RIGHTS

Each holder of any class or series of stock is         Holders of common stock are entitled to one vote for
entitled to one vote for each share.                   each share held at all meetings of stockholders.

              EL PASO                                      SONAT

                         SIZE OF THE BOARD OF DIRECTORS


Should not be less than one. The board may fix the     Should not be less than five nor more than 15 as
number of directors by a vote of a majority of the     fixed by the resolution of the board of directors.
directors then in office. The board currently          The board currently consists of 13 directors.
consists of eight directors. After the merger is
completed, the board will be comprised of 12 members.
See "Directors of El Paso After the Merger."


             ELECTION AND CLASSIFICATION OF THE BOARD OF DIRECTORS


Elected annually.                                      The board of directors is classified into three
                                                       classes, with the term of office of one class
                                                       expiring each year. In case of any increase in the
                                                       number of directors, the number of directors in each
                                                       class shall be as nearly equal as possible. Each
                                                       director elected to a three-year term.


                    REMOVAL OF DIRECTORS; FILLING VACANCIES

Any director may be removed, with or without cause,    Any director or the entire board of directors may be
at any special meeting of the stockholders called for  removed only for cause. Vacancies on the board may be
that purpose, and the vacancy in the board may be      filled only by action of a majority of the directors.
filled by the stockholders at such a meeting.
Vacancies and newly created directorships may be
filled in the manner set forth in the Delaware
General Corporation Law.

                        SPECIAL MEETINGS OF STOCKHOLDERS

Special meetings of the stockholders may be called     Special meetings of stockholders may be called only
only by a majority of the board, the Chairman of the   by a majority of the directors unless called by a
Board, the Chief Executive Officer, the President or   "qualified holder" that complies with the notice
the Vice Chairman of the Board.                        requirements of the certificate of incorporation. A
                                                       qualified holder is a stockholder that has owned at
                                                       least 3% of the outstanding shares of common stock
                                                       for a period of six months prior to the request for
                                                       the meeting.

              EL PASO                                      SONAT

                            ADVANCE NOTICE PROVISION


For a stockholder to properly nominate persons for     Same as El Paso before the contemplated amendment to
election as directors or to properly bring proposals   El Paso's by-laws.
before an annual stockholders' meeting, the corporate
secretary must receive a written notice of such
stockholder's intent to do so not earlier than the
close of business on the 90th day and not later than
the close of business of the 60th day prior to the
first anniversary of the preceding year's annual
meeting or if the date of the annual meeting is more
than 30 days before or more than 60 days after such
anniversary date, notice by the stockholder to be
timely must be so delivered not earlier than the
close of business on the 90th day prior to such
annual meeting and not later than the close of
business on the later of the 60th day prior to such
annual meeting or the 10th day following the day on
which public announcement of a meeting date is first
made by the company.




Immediately before the merger, the El Paso board will amend El Paso's by-laws to require that a stockholder's proposal or nomination must be received by the corporate secretary not earlier than the close of business on the 120th day and not later than the close of business of the 90th day prior to the first anniversary of the preceding year's annual meeting.


                   INDEMNIFICATION OF DIRECTORS AND OFFICERS

A director, officer, employee or agent will be         Sonat's certificate of incorporation has a provision
indemnified to the full extent authorized by the       substantially similar to El Paso's indemnification
Delaware General Corporation Law against all           provision, except that Sonat's certificate of
liability incurred by such indemnitee in connection    incorporation does not require a specific
with any actual or threatened action because of his    authorization of the board in connection with a
or her position with respect to the company and such   proceeding initiated by an indemnitee.
indemnification shall continue as to an indemnitee
who has ceased to be a director, officer, employee or
agent; provided, however, that El Paso will indemnify
any such indemnitee seeking indemnification in
connection with a proceeding initiated by such
indemnitee only if such proceeding was authorized by
the board. The right to indemnification includes the
right to be paid by the company the expenses incurred
in defending any such proceeding in advance of its
final disposition. El Paso may maintain insurance, at
its expense, to protect itself and any other person
against any liability whether or not the company
would have the power to indemnify such person against
such liability under Delaware General Corporation
Law.

              EL PASO                                      SONAT

                              AMENDMENT OF BY-LAWS

The by-laws of El Paso may be amended by the           The by-laws of Sonat may be amended by the
affirmative vote of a majority of the entire board,    affirmative vote of stockholders holding not less
subject to the right of stockholders to amend by-      than 60% of voting stock or by the unanimous vote of
laws made or amended by the board, by the affirmative  all members of the board at any meeting or by the
vote of a majority of the outstanding shares           affirmative vote of a majority of the members of the
represented at a stockholder meeting and entitled to   board if proper notice of the amendment has been
vote at such meeting.                                  given prior to the meeting.

                   AMENDMENT OF CERTIFICATE OF INCORPORATION


The affirmative vote of holders of at least a          The affirmative vote of holders of at least a
majority of shares of common stock is necessary to     majority of shares of Sonat common stock is necessary
amend the certificate of incorporation, except that    to amend the certificate of incorporation, except
the affirmative vote of not less than 51% of all       that the provisions in the certificate of
shares entitled to vote in the election of directors,  incorporation relating to the number and
excluding the shares of any holder of 10% or more of   classification of directors, the filing of vacancies
El Paso's common stock or the common stock of El       on the board, the calling of special meetings by
Paso's affiliate (such holder is more fully described  stockholders, the removal of directors for cause, and
below in "-- Fair Price Provisions"), to amend (i)     the prohibition upon taking stockholder action by
the "fair price" provisions described below in         consent without a meeting, in each case can only be
"-- Fair Price Provisions" and (ii) the provision      by amended with the affirmative vote of the holders
prohibiting action by stockholders by written          of 60% of voting stock.
consent.


                             BUSINESS COMBINATIONS

The certificate of incorporation does not address the  The certificate of incorporation permits mergers and
vote required by stockholders of a surviving           sales or exchanges of all or substantially all of the
corporation to approve a merger, unless the fair       assets with another party that is not an owner of 10%
price provision described below is applicable.         or more of Sonat's common stock, with the approval of
                                                       the holders of a majority of shares.

              EL PASO                                      SONAT

                             FAIR PRICE PROVISIONS


The affirmative vote of not less than 51% of the       A merger, sale or similar material transaction
holders of El Paso common stock entitled to vote in    between the company or one of its subsidiaries and
the election of directors, excluding the stock of any  the owner of 10% or more of the outstanding voting
beneficial owner of 10% or more of El Paso's stock     securities requires the approval of the holders of
who is a party to a merger or consolidation, is        80% of the voting stock and 67% of the voting stock
required for the adoption or authorization of a        owned by stockholders other than such 10% owner. This
merger or consolidation, unless disinterested          provision is not applicable to 10% stockholders who
directors determine by a two-thirds vote that: (i)     acquire their shares with the approval of
the beneficial owner referred to above is the          disinterested directors or who propose to effect the
beneficial owner of not less than 80% of all shares    transaction at a price equal to the highest price at
and has declared its intention to vote in favor of or  which such party acquired its voting stock.
to approve such merger or consolidation; or (ii)(A)
the fair market value of the consideration per share
to be received by the holders of each class or series
of stock in a merger or consolidation is equal to or
greater than the consideration per share paid by such
10% beneficial owner in acquiring the largest number
of shares of such class of stock previously acquired,
and (B) the 10% beneficial owner shall not have
received the benefit (except proportionately as a
stockholder), of any loans, advances, guarantees,
pledges or other financial assistance provided by El
Paso.


                         STATE LAW TAKEOVER LEGISLATION

The company is subject to Section 203 of the Delaware  The company is subject to Section 203 of the Delaware
General Corporation Law. Section 203 generally         General Corporation Law.
prohibits a Delaware corporation from engaging in a
"Business Combination" (defined as a variety of
transactions, including mergers, asset sales,
issuance of stock and other transactions resulting in
a financial benefit to the interested stockholder)
with an "interested stockholder" (defined generally
as a person that is the beneficial owner of 15% or
more of a corporation's outstanding voting stock) for
a period of three years following the date that such
person became an interested stockholder unless
certain conditions are met.

              EL PASO                                      SONAT

                            SHAREHOLDER RIGHTS PLANS


Rights are attached to all common stock certificates   The provisions of the shareholder rights plan adopted
representing shares presently outstanding and the      by Sonat are substantially similar to the shareholder
rights will be attached to any new common stock        rights plan adopted by El Paso, except that under
certificates representing shares then outstanding.     Sonat's shareholder rights plan, each right may be
One right will be issued with respect to each share    exercised to purchase from Sonat one one-hundredth of
of common stock issued pursuant to the merger          a share of Series A Participating Preference Stock at
described in this merger agreement. Under certain      a price of $120 per one one-hundredth of a share,
conditions, each right may be exercised to purchase    subject to adjustment. The rights under the Sonat's
from El Paso one two-hundredth of a share of Series A  shareholder rights plan will expire on February 3,
Junior Participating Preferred Stock at a price of     2006.
$75 per one two-hundredth of a share, subject to
adjustment.

In the event that El Paso is the surviving corporation in a merger and El Paso's common stock is not changed or exchanged, or in the event that a person becomes the beneficial owner of securities having 15% or more of the voting power of all then outstanding voting securities of El Paso (unless under certain circumstances deemed to be in the best interests of El Paso and its stockholders by a majority of the El Paso Board who are not officers of El Paso), then each El Paso right not owned by such a 15% beneficial owner will entitle its holder to receive upon exercise that number of shares of El
Paso common stock (or in certain circumstances other equity securities of El Paso with at least the same economic value as El Paso common stock) having a market value of twice the right's then-current exercise price. If, after the El Paso rights become exercisable, El Paso is involved in a merger or other business combination transaction in which the El Paso common stock is exchanged or changed, or it sells 50% or more of its assets or earning power, in either case with or to a 15% beneficial owner or any other person in which such 15% beneficial owner has an interest or any person acting on behalf of or in concert with such 15% beneficial owner, each El Paso right will entitle the holder to purchase, at the right's then-current exercise price, common stock of the acquiring company having a value of twice the exercise price of the right.

              EL PASO                                      SONAT

The purchase rights are exercisable only if, without the prior consent of the board of directors, a person or group becomes the beneficial owner of 15% or more of the voting power of all outstanding voting securities of El Paso or commences or announces a tender or exchange offer which would result in any person or group becoming such beneficial owner, or a merger, consolidation or sale or any acquisition which would result in a person becoming such a 15% beneficial owner is reasonably expected to become effective or consummated. The El Paso rights, which have no voting rights, expire no later than July 7, 2002. The El Paso rights may be redeemed by El Paso under certain circumstances prior to their expiration date at a purchase price of $.01 per right.

                      WHERE YOU CAN FIND MORE INFORMATION


     El Paso has filed with the SEC a registration statement under the Securities Act of 1933 that registers the distribution to Sonat stockholders of El Paso common stock and the depositary shares, including the underlying senior voting preferred stock, to be issued in the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about El Paso and Sonat. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this joint proxy statement/prospectus.


     In addition, we file reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at the following locations of the SEC:

Public Reference Room         New York Regional Office      Chicago Regional Office
Room 1024                     Suite 1300                    Citicorp Center
450 Fifth Street, N.W.        7 World Trade Center          Suite 1400
Washington, D.C. 20549        New York, New York 10048      500 West Madison Street
                                                            Chicago, Illinois
                                                            60661-2511


     You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC also maintains an Internet World Wide Web site that contains reports, proxy statements and other information about issuers, including El Paso and Sonat, who file electronically with the SEC. The address of that site is http://www.sec.gov. You can also inspect reports, proxy statements and other information about each of us at the offices of The New York Stock Exchange, Inc., located at 20 Broad Street, New York, New York 10005.


     The SEC allows us to "incorporate by reference" information into this document. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document.

     This document incorporates by reference the documents listed below that we have previously filed with the SEC. They contain important information about our companies and their financial condition. Some of these filings have been amended by later filings, which are also listed.


                                                               DESCRIPTION OR
  EL PASO'S SEC FILINGS (FILE NO. 1-14365)                    PERIOD/AS OF DATE
  ----------------------------------------                    -----------------
Annual Report on Form 10-K                      Year ended December 31, 1998
Current Report on Form 8-K, dated March 15,     Discloses the entering into of the merger
  1999                                          agreement and related matters
Current Report on Form 8-K, dated April 23,     Discloses preliminary unaudited pro forma
  1999                                          financial information of El Paso and Sonat
                                                giving effect to the merger
Current Report on Form 8-K, dated April 23,     Discloses first quarter earnings results of
  1999                                          El Paso
Current Report on Form 8-K/A dated April 30,    Amends preliminary unaudited pro forma
  1999                                          financial information of El Paso and Sonat
                                                giving effect to the merger and also includes
                                                Sonat's 1998 audited financial statements
Registration Statement on Form 8-A, dated       Contains a description of the El Paso common
  August 3, 1998                                stock
Registration Statement on Form 8-A/A, dated     Contains a description of the El Paso
  January 29, 1999                              preferred stock purchase rights
Definitive Proxy Statement on Schedule 14A      Definitive proxy statement relating to the
                                                1999 annual meeting of El Paso's stockholders
                                                (filed on March 11, 1999)
    SONAT'S SEC FILINGS (FILE NO. 1-7179)
---------------------------------------------
Annual Report on Form 10-K                      Year ended December 31, 1998
Current Report on Form 8-K, dated January 8,    Discloses selected restated financials
  1999                                          relating to Sonat's adoption of the full cost
                                                method of accounting for its exploration and
                                                production business segment
Current Report on Form 8-K, dated March 3,      Discloses (1) plans to form a joint venture
  1999                                          to construct and operate a 175-mile pipeline
                                                in South Carolina and North Carolina and (2)
                                                an estimate of the expected first quarter
                                                ceiling test charges under full cost
                                                accounting
Current Report on Form 8-K, dated March 15,     Discloses the entering into of the merger
  1999                                          agreement and related matters
Current Report on Form 8-K, dated April 22,     Discloses Sonat's results of operations for
  1999                                          the first quarter of 1999
Registration Statement on Form 8-A, dated       Contains a description of the Sonat
  January 11, 1996, as amended by the           preference share purchase rights
  Registration Statement on Form 8-A/A, dated
  April 26, 1999
Definitive Proxy Statement on Schedule 14A      Definitive proxy statement relating to 1999
                                                annual meeting of Sonat stockholders (filed
                                                on March 23, 1999)


     We incorporate by reference additional documents that either company may file with the SEC between the date of this document and the date of our special meetings. These documents include periodic reports, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

     You can obtain any of the documents incorporated by reference in this document through El Paso or Sonat, as the case may be, or from the SEC through the SEC's web site at the address provided above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone from the appropriate company at the following addresses:

El Paso Energy Corporation              Sonat Inc.
Office of Investor Relations            Office of Investor Relations
El Paso Energy Building                 AmSouth-Sonat Tower
1001 Louisiana Street                   1900 Fifth Avenue North
Houston, Texas 77002                    Birmingham, Alabama 35203
Telephone No.: (713) 420-2131           Telephone No.: (205) 325-3898


     If you would like to request documents, please do so by June 1, 1999 to receive them before the special meetings. If you request any incorporated documents from us, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.


     WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ABOUT THE MERGER OF OUR COMPANIES THAT DIFFERS FROM, OR ADDS TO, THE INFORMATION IN THIS DOCUMENT OR IN OUR DOCUMENTS THAT ARE PUBLICLY FILED WITH THE SEC. THEREFORE, IF ANYONE DOES GIVE YOU DIFFERENT OR ADDITIONAL INFORMATION, YOU SHOULD NOT RELY ON IT.

     IF YOU ARE IN A JURISDICTION WHERE IT IS UNLAWFUL TO OFFER TO EXCHANGE OR SELL, OR TO ASK FOR OFFERS OF EXCHANGE OR BUY, THE SECURITIES OFFERED BY THIS DOCUMENT OR TO ASK FOR PROXIES, OR IF YOU ARE A PERSON TO WHOM IT IS UNLAWFUL TO DIRECT THESE ACTIVITIES, THEN THE OFFER PRESENTED BY THIS DOCUMENT DOES NOT EXTEND TO YOU.

     THE INFORMATION CONTAINED IN THIS DOCUMENT SPEAKS ONLY AS OF ITS DATE UNLESS THE INFORMATION SPECIFICALLY INDICATES THAT ANOTHER DATE APPLIES. INFORMATION IN THIS DOCUMENT ABOUT EL PASO HAS BEEN SUPPLIED BY EL PASO, AND INFORMATION ABOUT SONAT HAS BEEN SUPPLIED BY SONAT.

                                    EXPERTS


     The consolidated financial statements of El Paso as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998, have been incorporated by reference in this document and in El Paso's Form S-4 registration statement, of which this document forms a part, in reliance upon the report of PricewaterhouseCoopers LLP, independent certified public accountants, and upon the authority of that firm as experts in accounting and auditing.



     The consolidated financial statements of Sonat as of December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, appearing in Sonat's Annual Report on Form 10-K for the year ended December 31, 1998, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference, which, as to the year ended December 31, 1996, is based on the report of KPMG LLP, independent auditors. The report of KPMG LLP refers to a change by Zilkha Energy Company in accounting for oil and gas properties from the full cost method to the successful efforts method. Such restated consolidated financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.


     Information related to the estimated proved reserves attributable to certain oil and gas properties of subsidiaries of Sonat as of December 31, 1998 and estimates of future net cash flows and present value of the reserves have been incorporated by reference in this document and in El Paso's Form S-4 registration statement, of which this document forms a part, in reliance on the reserve report, dated March 10, 1999, prepared by Ryder Scott Company Petroleum Engineers, independent petroleum engineers, and the reserve report, dated January 14, 1999, prepared by William M. Cobb & Associates, Inc., independent petroleum engineers.


                                 LEGAL MATTERS


     Certain legal matters relating to the validity of the El Paso common stock, the senior voting preferred stock and the depositary shares issuable in connection with the merger and the alternative merger and certain Federal income tax matters relating to the merger and the alternative merger have been passed upon for El Paso by Fried, Frank, Harris, Shriver & Jacobson, a partnership including professional corporations. Certain legal matters relating to certain Federal income tax matters relating to the merger and the alternative merger have been passed upon by Wachtell, Lipton, Rosen & Katz.


                         INDEPENDENT PUBLIC ACCOUNTANTS

     Representatives of PricewaterhouseCoopers LLP will be present at El Paso's special meeting, and representatives of Ernst & Young LLP will be present at Sonat's special meeting. In each case, these representatives will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

                      SUBMISSION OF STOCKHOLDER PROPOSALS


     Stockholder proposals submitted for inclusion in the proxy statement for El Paso's 2000 annual meeting of stockholders must be mailed to the Corporate Secretary, El Paso Energy Corporation, 1001 Louisiana Street, Houston, Texas 77002, and must be received by the Corporate Secretary on or before November 19, 1999. El Paso will consider only proposals meeting the requirements of applicable SEC rules. Under the by-laws of the combined company, in order for stockholder proposals that are not included in such proxy statement to be brought before the 2000 annual meeting of stockholders, such proposals must be mailed to the Corporate Secretary at the above address and received not less than 90 days nor more than 120 days prior to the scheduled date of such annual meeting.


     Due to the contemplated completion of the merger, Sonat does not currently intend to hold a 2000 annual meeting of stockholders. In the event that a 2000 annual meeting of Sonat stockholders is held, any proposals of stockholders intended to be presented at that meeting must have been received by the Secretary of Sonat no later than November 24, 1999.

     SEC rules set forth standards as to what stockholder proposals are required to be included in a proxy statement for an annual meeting.

                                 OTHER MATTERS

     Under Sonat's and El Paso's respective by-laws, the business that may be conducted at the Sonat special meeting or El Paso special meeting, as applicable, is confined to those matters (1) set forth in the notice of special meeting of stockholders that accompanies this joint proxy statement/prospectus or (2) otherwise properly brought before the meeting by or at the direction of the board of directors. Both Sonat and El Paso expect that the only matter that will be properly brought before its respective meeting will be the proposal to approve and adopt the merger agreement.

               INFORMATION REGARDING EL PASO AND SONAT DIRECTORS

EL PASO DIRECTORS

     The El Paso board of directors currently consists of eight members.


     Set forth below is biographical information with respect to the eight individuals who currently comprise the El Paso board:



     BYRON ALLUMBAUGH -- age 67, is a member of the compensation committee of El Paso and has been a director since July 1992. Prior to his retirement in February 1997, Mr. Allumbaugh was Chairman of the Board of Ralphs Grocery Company where he had served as Chief Executive Officer from June 1995 to February 1996 and as Chairman of the Board and Chief Executive Officer from 1976 to 1995. He is also a director of CKE Restaurants, Inc. and Ultramar Diamond Shamrock Inc.



     JUAN CARLOS BRANIFF -- age 42, is a member of the audit committee of El Paso and has been a director since October 1997. He is Deputy CEO, Insurance and Pensions Sector, Finance Group at Bancomer where he served as Deputy Chief Executive Officer of Service Banking from September 1994 to December 1998 and as Executive Vice President of Capital Investments and Mortgage Banking from December 1991 to September 1994. For more than five years prior, he held several positions in the real estate, corporate finance and brewing division of Valores Industriales, S.A. -- Fomento Economico Mexicano, S.A. de C.V. ("FEMSA") and its affiliates. He is also a director of FEMSA, S.A. de C.V., Coca Cola FEMSA, S.A. de C.V., and Grupo Financiero Bancomer.



     PETER T. FLAWN, PH.D. -- age 73, is a member of the audit committee of El Paso and has been a director since January 1997. He is President Emeritus of The University of Texas at Austin, having served as President ad interim from July 1, 1997 to April 15, 1998, and as President from 1979 until his retirement in 1985. Dr. Flawn is also a director of Harte-Hanks, Inc. and Hester Capital Management, L.L.C.



     JAMES F. GIBBONS, PH.D. -- age 67, is a member of the compensation committee of El Paso and has been a director since January 1994. Having been on the faculty of Stanford University since 1957, Dr. Gibbons is currently Professor of Electrical Engineering and special counsel to the President for Industry Relations and was Dean of the School of Engineering from September 1984 to June 1996. He is also a director of Centigram Communications Corporation, Cisco Systems, Inc., Lockheed Martin Corporation and Raychem Corporation.



     BEN F. LOVE -- age 74, is chairman of the compensation committee of El Paso and has been a director since April 1992. Prior to his retirement in 1989, Mr. Love had been Chairman of the Board and Chief Executive Officer of Texas Commerce Bancshares, Inc., for seventeen years. He is also a director of Mitchell Energy & Development Corp.



     KENNETH L. SMALLEY -- age 69, is chairman of the audit committee of El Paso and has been a director since April 1992. For more than five years prior to his retirement in 1992, Mr. Smalley was a Senior Vice President of Phillips Petroleum Company and President of Phillips 66 Natural Gas Company, a subsidiary of Phillips Petroleum Company. He is also a director of El Paso Tennessee Pipeline Co.



     MALCOLM WALLOP -- age 66, is a member of the audit committee of El Paso and has been a director since February 1995. Mr. Wallop became Chairman of Western Strategy Group in January 1999, and has been President of the Frontiers of Freedom Foundation since January 1996. For eighteen years prior, he was a member of the United States Senate. He is also a director of Hubbell Inc., Sheridan State Bank and Leviathan Gas Pipeline Company, the general partner of Leviathan Gas Pipeline Partner, L.P.



     WILLIAM A. WISE -- age 53, is Chairman, President and Chief Executive Officer of El Paso and has been a director since March 1984. Mr. Wise has been Chairman of El Paso since January 1994, Chief Executive Officer since June 1990 and President since July 1998. Previously, he served El Paso as President from January 1990 to April 1996, President and Chief Operating Officer from April 1989 to December 1989 and Executive Vice President from March 1987 to April 1989. He is also a director of

Battle Mountain Gold Company and Chase Bank of Texas and is Chairman of the Board of El Paso Tennessee Pipeline Co., and Leviathan Gas Pipeline Company, the general partner of Leviathan Gas Pipeline Partner, L.P.


SONAT DIRECTORS


     The Sonat board of directors currently consists of 12 members.



     Set forth below is biographical information with respect to the 12 individuals who currently comprise the Sonat board:



     RONALD L. KUEHN, JR. -- age 64, is President and Chief Executive Officer of Sonat. He has served as a director of Sonat since 1981. Mr. Kuehn is also a director of AmSouth Bancorporation, Praxair, Inc., Protective Life Corporation, The Dun & Bradstreet Corporation, Transocean Offshore Inc. and Union Carbide Corporation, and a member of the Board of Trustees of Tuskegee University and Southern Research Institute. During the past five years, Mr. Kuehn has served as an executive officer of Sonat.



     ROBERT J. LANIGAN -- age 71, is Chairman Emeritus of the board of directors of Owens-Illinois, Inc., the principal business of which is the manufacture and sale of packaging products. He has served as a Director of Sonat since 1983. He is a director of Cognizant Corporation, Daimler-Chrysler Corporation, The Dun & Bradstreet Corporation and Transocean Offshore Inc. During the past five years prior to his appointment to his current position, Mr. Lanigan served as an executive officer of Owens-Illinois, Inc.


     MAX L. LUKENS -- age 50, is Chairman, President and Chief Executive Officer of Baker Hughes Incorporated, the principal business of which is the provision of products and services to the petroleum and continuous process industries. He has served as a director of Sonat since 1995. He is a director of Baker Hughes Incorporated and Transocean Offshore Inc. During the past five years, Mr. Lukens has served as an executive officer of Baker Hughes Incorporated.


     CHARLES MARSHALL -- age 70, is the former Vice Chairman of the Board of American Telephone and Telegraph Company. He has served as a director of Sonat since 1982. He is a Director of Ceridian Corporation, GATX Corporation, Hartmarx Corporation and Sundstrand Corporation. Prior to his retirement, Mr. Marshall served as an executive officer of American Telephone and Telegraph Company.


     BENJAMIN F. PAYTON -- age 66, is President of Tuskegee University, a position he has held during the past five years. He has served as a director of Sonat since 1992. He is a director of AmSouth Bancorporation, Liberty Corporation, Morrison's Health Care, Inc., Praxair, Inc. and Ruby Tuesday, Inc.

     JOHN J. PHELAN, JR. -- age 67, is the former Chairman of the Board and Chief Executive Officer of The New York Stock Exchange, Inc. From 1991 to 1993, he was President of the International Federation of Stock Exchanges. Mr. Phelan has served as a director of Sonat since 1990. He is also a director of Eastman Kodak Company, Merrill Lynch & Co., Inc. and Metropolitan Life Insurance Company and a Senior Advisor to The Boston Consulting Group.

     JEROME J. RICHARDSON -- age 62, is Owner/Founder of the NFL Carolina Panthers. He has served as a director of Sonat since 1991. Mr. Richardson is also Chairman of the NFL Stadium Committee, a director of The NCAA Foundation and a Trustee of Wofford College. During the past five years prior to his retirement in May 1995, Mr. Richardson served as an executive officer of Flagstar Companies, Inc. and Flagstar Corporation.


     ADRIAN M. TOCKLIN -- age 47, is President and Chief Executive Officer of Tocklin & Associates, Inc., an insurance management and consulting firm. She has served as a director of Sonat since 1994. She is a director of CNA Surety Corp. and First Insurance Company of Hawaii, and a Trustee of George Washington University. During the past five years prior to her retirement in April 1998, Ms. Tocklin served as an executive officer of CNA Insurance Companies and The Continental Corporation.


     JAMES B. WILLIAMS -- age 66, is Chairman of the Executive Committee of the Board of Directors of SunTrust Banks, Inc. He has served as a director of Sonat since 1987. He is a director of The Coca-Cola

Company, Genuine Parts Company, Georgia-Pacific Corporation, Rollins, Inc. and RPC, Inc. During the past five years prior to his retirement in March 1998, Mr. Williams served as Chairman of the Board and Chief Executive Officer of SunTrust Banks, Inc.

     JOE B. WYATT -- age 63, is Chancellor, Chief Executive Officer and Trustee of Vanderbilt University, a position he has held during the past five years. He has served as a director of Sonat since 1984. He is a director of Advanced Network & Services, Inc., Ingram Micro, Inc., Reynolds Metals Company, The Aerostructures Corporation and University Research Association.

     MICHAEL S. ZILKHA -- age 44, is the former Executive Vice President of Zilkha Energy Company. He served as an executive officer of Zilkha Energy from July 1986 to January 1998. Mr. Zilkha was an editor at Atlantic Monthly Press from 1985 to 1986, and from 1978 to 1985, he was President of ZE Records, an independent record production company in New York.


     SELIM K. ZILKHA -- age 72, is the former Chief Executive Officer of Zilkha Energy Company. He served as the sole director and Chief Executive Officer of Zilkha Energy from March 1984 until January 1998. Prior to such time, Mr. Zilkha was a banker with Zilkha & Sons in the United States and Europe from 1947 to 1955 and in London from 1955 to 1960. In 1960, he founded Mothercare, PLC, a retail chain catering to mothers-to-be, babies and small children in Great Britain, Europe and the United States. Mr. Zilkha sold his interest in Mothercare, PLC in January 1982.

                                                                        ANNEX A




                          SECOND AMENDED AND RESTATED


                          AGREEMENT AND PLAN OF MERGER

                                  DATED AS OF

                                 MARCH 13, 1999

                                 BY AND BETWEEN

                           EL PASO ENERGY CORPORATION

                                      AND

                                   SONAT INC.

                               TABLE OF CONTENTS


                                                                              PAGE
                                                                              ----
ARTICLE I...................................................................    2
  Section 1.1   Organization of Merger Sub..................................    2
  Section 1.2   The Parent Merger and Alternative Merger....................    2
  Section 1.3   The Closing; Effective Time.................................    3
  Section 1.4   Subsequent Actions..........................................    3
  Section 1.5   Certificate of Incorporation; By-laws; Directors and
                Officers of the Surviving Corporation.......................    3
ARTICLE II..................................................................    4
  Section 2.1   Treatment of Common Stock...................................    4
  Section 2.2   Cancellation of Excluded Shares.............................    6
  Section 2.3   Conversion of Common Stock of Merger Sub....................    6
  Section 2.4   Exchange Agent; Exchange Procedures.........................    6
  Section 2.5   Transfer Books; Lost, Stolen or Destroyed Certificates......    7
  Section 2.6   No Fractional Share Certificates; Termination of Exchange
                Fund........................................................    7
  Section 2.7   Options.....................................................    8
  Section 2.8   Appraisal Rights............................................    9
  Section 2.9   Dividends...................................................    9
  Section 2.10  Certain Adjustments.........................................    9
ARTICLE III.................................................................    9
  Section 3.1   Organization and Qualification; Subsidiaries................    9
  Section 3.2   Restated Certificate of Incorporation and By-laws...........   10
  Section 3.3   Capitalization..............................................   10
  Section 3.4   Power and Authority; Authorization; Valid and Binding.......   10
  Section 3.5   No Conflict; Required Filings and Consents..................   11
  Section 3.6   SEC Reports; Financial Statements...........................   11
  Section 3.7   Absence of Certain Changes..................................   12
  Section 3.8   Litigation; Liabilities.....................................   13
  Section 3.9   Compliance; Permits.........................................   13
  Section 3.10  Employee Matters; ERISA.....................................   13
  Section 3.11  Labor Matters...............................................   15
  Section 3.12  Environmental Matters.......................................   15
  Section 3.13  Board Action; Company Rights Agreement; Vote Required.......   17
  Section 3.14  Opinion of Financial Advisor................................   18
  Section 3.15  Brokers.....................................................   18
  Section 3.16  Tax Matters.................................................   18
  Section 3.17  Public Utility Holding Company Act of 1935..................   18
  Section 3.18  Restrictions on Business Activities.........................   18
  Section 3.19  Year 2000...................................................   18
  Section 3.20  Accounting Matters..........................................   19
ARTICLE IV..................................................................   19
  Section 4.1   Organization and Qualification; Subsidiaries................   19
  Section 4.2   Restated Certificate of Incorporation and By-laws of
                Parent......................................................   19
  Section 4.3   Capitalization..............................................   20
  Section 4.4   Power and Authority; Authorization; Valid and Binding.......   20
  Section 4.5   No Conflict; Required Filings and Consents..................   21
  Section 4.6   SEC Reports; Financial Statements...........................   21
  Section 4.7   Absence of Certain Changes..................................   22
  Section 4.8   Litigation; Liabilities.....................................   22


                                      A-(i)

                                                                              PAGE
                                                                              ----
  Section 4.9   Compliance; Permits.........................................   23
  Section 4.10  Employee Matters; ERISA.....................................   23
  Section 4.11  Labor Matters...............................................   25
  Section 4.12  Environmental Matters.......................................   25
  Section 4.13  Board Action; Vote Required.................................   26
  Section 4.14  Opinion of Financial Advisor................................   26
  Section 4.15  Brokers.....................................................   27
  Section 4.16  Tax Matters.................................................   27
  Section 4.17  Public Utility Holding Company Act of 1935..................   27
  Section 4.18  Restrictions on Business Activities.........................   27
  Section 4.19  Year 2000...................................................   27
  Section 4.20  Accounting Matters..........................................   28
ARTICLE V...................................................................   28
  Section 5.1   Interim Operations of the Company...........................   28
  Section 5.2   Interim Operations of Parent................................   29
  Section 5.3   No Solicitation.............................................   30
ARTICLE VI..................................................................   32
  Section 6.1   Meetings of Stockholders....................................   32
  Section 6.2   Filings; Other Action.......................................   33
  Section 6.3   Publicity...................................................   33
  Section 6.4   Registration Statements.....................................   33
  Section 6.5   Listing Application.........................................   34
  Section 6.6   Further Action..............................................   34
  Section 6.7   Expenses....................................................   34
  Section 6.8   Access to Information.......................................   34
  Section 6.9   Insurance; Indemnity........................................   35
  Section 6.10  Employee Benefit Plans......................................   35
  Section 6.11  Certain Appointments........................................   36
  Section 6.12  Affiliates..................................................   37
  Section 6.13  Pooling-of-Interests........................................   37
  Section 6.14  Certificate of Designation; Depositary Agreement............   38
  Section 6.15  Takeover Statutes...........................................   38
  Section 6.16  Tax-Free Merger.............................................   38
  Section 6.17  Name; Headquarters..........................................   38
  Section 6.18  Employment Matters..........................................   38
  Section 6.19  Section 16(b)...............................................   38
  Section 6.20  Reasonable Best Efforts.....................................   38
ARTICLE VII.................................................................   40
  Section 7.1   Conditions to Obligations of the Parties....................   40
  Section 7.2   Additional Conditions to Obligations of Parent..............   41
  Section 7.3   Additional Conditions to Obligations of the Company.........   41
ARTICLE VIII................................................................   42
  Section 8.1   Termination.................................................   42
  Section 8.2   Effect of Termination.......................................   43
  Section 8.3   Amendment...................................................   44
  Section 8.4   Extension; Waiver...........................................   44
ARTICLE IX..................................................................   44
  Section 9.1   Non-Survival of Representations, Warranties and
                Agreements..................................................   44
  Section 9.2   GOVERNING LAW...............................................   45
  Section 9.3   Notices.....................................................   45


                                     A-(ii)

                                                                              PAGE
                                                                              ----
  Section 9.4   Certain Definitions; Interpretation.........................   45
  Section 9.5   Headings....................................................   46
  Section 9.6   Severability................................................   46
  Section 9.7   Assignment; Binding Effect; No Third Party Beneficiaries....   47
  Section 9.8   Enforcement.................................................   47
  Section 9.9   Counterparts................................................   47
  Section 9.10  Entire Agreement............................................   47


                                    EXHIBITS

Exhibit A-1   Form of Initial Certificate of Incorporation of Merger Sub

Exhibit A-2   Form of Initial By-laws of Merger Sub

Exhibit B-1   Form of Restated Certificate of Incorporation of Parent as of the
              Effective Time in the event the Parent Merger is consummated

Exhibit B-2   Form of By-laws of Parent

Exhibit C     Form of Restated Certificate of Incorporation of the Company as of
              the Effective Time in the event the Alternative Merger is consummated

Exhibit D     Form of Depositary Agreement

Exhibit E     Form of Certificate of Designation, Preferences and Rights of the
              __% Senior Cumulative Exchangeable Preferred Stock of El Paso
              Energy Corporation

Exhibit F     Form of Affiliate Letter of the Company's Affiliates

Exhibit G     Form of Affiliate Letter of Parent's Affiliates

Exhibit H     Form of Termination and Consulting Agreement with Ronald L. Kuehn,
              Jr.

[These Exhibits have been omitted from the joint proxy statement/prospectus and are available upon request]

                                     A-(iii)

                             INDEX OF DEFINED TERMS


                        DEFINED TERM                          PAGE NO.
                        ------------                          --------
ACM.........................................................       17
Acquisition Agreement.......................................       31
Acquisition Transaction.....................................       32
Action......................................................       35
affiliate...................................................       46
Agreement...................................................        1
Alternative Merger..........................................        2
Alternative Merger Excluded Shares..........................        5
Alternative Surviving Corporation...........................        2
Applicable Period...........................................       31
Applicable Transaction......................................        2
Cap Amount..................................................       35
Certificate of Designation..................................        5
Closing.....................................................        3
Closing Date................................................        3
Code........................................................        1
Common Conversion Number....................................        5
Company.....................................................        1
Company Certificate.........................................        4
Company Common Stock........................................        1
Company Defined Benefit Plan................................       14
Company Designees...........................................       37
Company Disclosure Letter...................................        9
Company Employee Plans......................................       13
Company Employees...........................................       36
Company Equity Equivalent Security..........................       10
Company ERISA Affiliate.....................................       14
Company Material Adverse Effect.............................       45
Company Options.............................................        8
Company Permits.............................................       13
Company Preferred Stock.....................................       10
Company Rights Agreement....................................       10
Company SEC Reports.........................................       12
Company Stock Option Agreement..............................        1
Company Termination Fee.....................................       43
Confidentiality Agreement...................................       17
control.....................................................       46
Depositary..................................................        5
Depositary Agreement........................................        5
Depositary Receipt..........................................        5
Depositary Share............................................        5
Depositary Share Conversion Number..........................        5
DGCL........................................................        2
DLJ.........................................................       26
DOJ.........................................................       39
Effective Time..............................................        3
Environmental Costs.........................................       16
Environmental Laws..........................................       17
Environmental Matter........................................       16


                                     A-(iv)

                        DEFINED TERM                          PAGE NO.
                        ------------                          --------
Environmental Permits.......................................       15
ERISA.......................................................       13
Exchange Act................................................       11
Exchange Agent..............................................        6
Exchange Fund...............................................        6
Exchange Ratio..............................................        4
E&Y.........................................................       25
FERC........................................................       11
Form S-4....................................................       33
GAAP........................................................        1
Governmental Entity.........................................       11
Hazardous Substances........................................       16
Holding Company Act.........................................       18
HSR Act.....................................................       11
Indemnified Party...........................................       35
IRS.........................................................       14
Joint Proxy Statement/Prospectus............................    33-34
knowledge...................................................       46
Kuehn Voting Agreement......................................        1
Major Company Stockholders..................................        1
Merger......................................................        2
Merger Sub..................................................        2
Merrill Lynch...............................................       18
Newco.......................................................        2
New Plans...................................................       36
Notice......................................................       31
NYSE........................................................        5
Old Plans...................................................       36
Parent......................................................        1
Parent Certificates.........................................        6
Parent Common Stock.........................................        1
Parent Defined Benefit Plan.................................       24
Parent Designees............................................       36
Parent Disclosure Letter....................................       19
Parent Employee Plans.......................................       23
Parent Employees............................................       36
Parent Equity Equivalent Security...........................       20
Parent ERISA Affiliate......................................       23
Parent Material Adverse Effect..............................       46
Parent Meeting..............................................        2
Parent Merger...............................................        2
Parent Merger Excluded Shares...............................        4
Parent Options..............................................        8
Parent Permits..............................................       23
Parent Preferred Stock......................................    5, 20
Parent Rights Agreement.....................................       20
Parent SEC Reports..........................................       21
Parent Stock Option Agreement...............................        1
Parent Surviving Corporation................................        2
Parent Termination Fee......................................       44
Parent Trust Securities.....................................       20


                                      A-(v)

                        DEFINED TERM                          PAGE NO.
                        ------------                          --------
PBGC........................................................       14
PCBs........................................................       17
PWC.........................................................       28
Person......................................................       46
Regulatory Law..............................................       39
Representatives.............................................       30
Revised Merger..............................................        3
SEC.........................................................        1
Securities Act..............................................       11
Stock Option Agreements.....................................        1
Subsidiary..................................................       46
Superior Proposal...........................................       32
Surviving Corporation.......................................        2
Takeover Proposal...........................................       31
Tax.........................................................       46
Termination Date............................................       42
Voting Agreements...........................................        1
Zilkha Voting Agreement.....................................        1


                                     A-(vi)

            SECOND AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER



     SECOND AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER, dated as of March 13, 1999 (this "Agreement"), by and between EL PASO ENERGY CORPORATION, a Delaware corporation ("Parent"), and SONAT INC., a Delaware corporation (the "Company").


                                  WITNESSETH:

     WHEREAS, the respective Boards of Directors of Parent and the Company have determined that a business combination between Parent and the Company is in the best interests of their respective companies and stockholders and presents an opportunity for their respective companies to achieve long-term strategic and financial benefits and have approved the transactions provided for herein upon the terms and subject to the conditions set forth in this Agreement;

     WHEREAS, it is intended that the business combination between Parent and the Company will qualify as a tax-free reorganization under Section 368 of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the "Code");

     WHEREAS, it is intended that the business combination between Parent and the Company will be accounted for as a pooling of interests under United States generally accepted accounting principles ("GAAP") and the applicable rules and regulations of the Securities and Exchange Commission (the "SEC");

     WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent's willingness to enter into this Agreement, Parent and the Company are executing and delivering a Stock Option Agreement, dated as of the date hereof (the "Company Stock Option Agreement"), pursuant to which the Company is granting to Parent an option to purchase, under certain circumstances, for a purchase price of $27.238 per share, up to 21,899,515 shares of common stock, par value $1.00 per share, of the Company (together with the associated preference share purchase rights, the "Company Common Stock");

     WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company's willingness to enter into this Agreement, Parent and the Company are executing and delivering a Stock Option Agreement, dated as of the date hereof (the "Parent Stock Option Agreement", and together with the Company Stock Option Agreement, the "Stock Option Agreements"), pursuant to which Parent is granting to the Company an option to purchase, under certain circumstances, for a purchase price of $37.725 per share, up to 24,349,638 shares of common stock, par value $3.00 per share, of Parent (together with the associated preferred stock purchase rights, the "Parent Common Stock"); and

     WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent's willingness to enter into this Agreement, Parent and Selim K. Zilkha, in his individual capacity and in his capacity as trustee of the Selim K. Zilkha Trust and Michael Zilkha (the "Major Company Stockholders") are executing and delivering a Voting Agreement, dated as of the date hereof (the "Zilkha Voting Agreement"), pursuant to which each of the Major Company Stockholders is agreeing to vote all of his or its shares of Company Common Stock in favor of the approval and adoption of this Agreement and the transactions contemplated hereby; and

     WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent's willingness to enter into this Agreement, Parent and Ronald L. Kuehn, Jr. are executing and delivering a Voting Agreement, dated as of the date hereof (the "Kuehn Voting Agreement," and together with the Zilkha Voting Agreement, the "Voting Agreements"), pursuant to which he is agreeing to vote all of his shares of Company Common Stock in favor of the approval and adoption of this Agreement and the transactions contemplated hereby.

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

                                   ARTICLE I

     Section 1.1 Organization of Merger Sub. As promptly as practicable following the execution of this Agreement, Parent shall (i) duly organize under the laws of the State of Delaware a wholly owned subsidiary corporation ("Merger Sub"), (ii) cause directors of Merger Sub to be duly elected or appointed, (iii) cause the directors of Merger Sub to elect officers of Merger Sub, (iv) cause the directors of Merger Sub to duly ratify and approve this Agreement and the Alternative Merger (as defined in Section 1.2(b)) and cause the officers of Merger Sub to duly execute and deliver on behalf of Merger Sub such documentation as is necessary to make Merger Sub a party hereto, (v) in its capacity as sole stockholder of Merger Sub, duly approve and adopt this Agreement and the Alternative Merger in accordance with the Delaware General Corporation Law (the "DGCL"), and (vi) cause the directors and officers of Merger Sub to take such steps as are necessary for Merger Sub to perform its obligations hereunder. The initial certificate of incorporation and bylaws of Merger Sub shall be substantially in the forms of the certificate of incorporation and bylaws set forth in Exhibit A-1 hereto and Exhibit A-2 hereto, respectively.

     Section 1.2 The Parent Merger and Alternative Merger. (a) Subject to paragraph (b) of this Section 1.2, at the Effective Time (as defined in Section 1.3(b)) and subject to and upon the terms and conditions of this Agreement and in accordance with the provisions of Section 251 of the DGCL, the Company shall be merged with and into Parent (such merger, the "Parent Merger"), the separate corporate existence of the Company shall cease, and Parent shall continue as the surviving corporation (sometimes referred to herein as the "Parent Surviving Corporation") in the Parent Merger. The effects and consequences of the Parent Merger shall be as specified in this Agreement and in Section 259(a) of the DGCL.

     (b) Notwithstanding paragraph (a) of this Section 1.2, in the event that this Agreement and the Parent Merger are not approved by the requisite vote of the stockholders of Parent pursuant to the DGCL at a duly noticed and held stockholders' meeting, including any adjournments or postponements thereof (a "Parent Meeting"), at the Effective Time and subject to and upon the terms and conditions of this Agreement and in accordance with the provisions of Section 251 of the DGCL, Merger Sub shall be merged with and into the Company (such merger the "Alternative Merger") and the separate existence of Merger Sub shall cease. The Company shall continue as the surviving corporation (the "Alternative Surviving Corporation") in the Alternative Merger and, as of the Effective Time, shall be a wholly-owned subsidiary of Parent. The effects and consequences of the Alternative Merger shall be as specified in this Agreement and in Section 259(a) of the DGCL. The Parent Surviving Corporation shall, in the event the Parent Merger is consummated, and the Alternative Surviving Corporation shall, in the event the Alternative Merger is consummated, sometimes be referred to herein as the "Surviving Corporation"; and the Parent Merger shall, in the event the Parent Merger is consummated, and the Alternative Merger shall, in the event the Alternative Merger is consummated, sometimes be referred to herein as the "Merger." In the event that the approval of the stockholders of Parent referenced in the first sentence of this paragraph (b) is obtained at a Parent Meeting, each reference herein to the "Applicable Transaction" shall be deemed to be a reference to the Parent Merger, and in the event that such approval of the stockholders of Parent is not obtained at a Parent Meeting called to vote with respect thereto, each reference herein to the "Applicable Transaction" shall be deemed to be a reference to the Alternative Merger.

     (c) Notwithstanding any other provision of this Agreement, the Company agrees with Parent that, at the request of Parent at any time prior to the effective date of the Form S-4 (as defined in Section 6.4), the form of the business combination contemplated by this Agreement may be amended to substitute for the Parent Merger a business combination in which Parent and the Company will form a Delaware corporation, which will be half-owned by each of Parent and the Company ("Newco") and will cause

Newco to form two wholly owned subsidiaries, one of which will merge with and into Parent and one of which will merge with and into the Company, and as a result of which each outstanding share of Parent Common Stock and Company Common Stock will be converted into the right to receive one share of common stock of Newco (together with one associated preferred stock purchase right of Newco) (the "Revised Merger"); provided that the Revised Merger will only be effected if such transaction would reduce the transaction costs associated with the consummation of the Parent Merger and would not adversely affect the holders of Company Common Stock; and provided further that such amendment shall not affect Parent's obligation to effect the Alternative Merger if required pursuant to this Agreement. If the Revised Merger is being substituted for the Parent Merger, the parties shall execute an appropriate amendment to this Agreement in a form mutually acceptable to Parent and the Company to provide for the Revised Merger.

     Section 1.3 The Closing; Effective Time. (a) The closing of the Applicable Transaction (the "Closing") shall take place (i) at the offices of Fried, Frank, Harris, Shriver & Jacobson, One New York Plaza, New York, New York 10004, at 10:00 A.M. local time, on the first business day on which the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement or (ii) at such other place, time and/or date as Parent and the Company shall agree (the date of the Closing, the "Closing Date").

     (b) On the Closing Date, Parent and the Company shall cause a certificate of merger with respect to the Applicable Transaction, meeting the requirements of Section 251 of the DGCL, to be properly executed and filed with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL. The Applicable Transaction shall become effective at the time at which the certificate of merger with respect thereto shall be duly filed with Secretary of State of the State of Delaware, or at such later time specified in such certificate of merger as shall be agreed by Parent and the Company (the time that the Applicable Transaction becomes effective, the "Effective Time").

     Section 1.4 Subsequent Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to continue in, vest, perfect or confirm of record or otherwise the Surviving Corporation's right, title or interest in, to or under any of the rights, properties, privileges, franchises or assets of either of its constituent corporations acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger, or otherwise to carry out the intent of this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either of the constituent corporations of the Merger, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties, privileges, franchises or assets in the Surviving Corporation or otherwise to carry out the intent of this Agreement.

     Section 1.5 Certificate of Incorporation; By-laws; Directors and Officers of the Surviving Corporation. (a) Unless otherwise agreed by Parent and the Company prior to the Closing, in the event the Parent Merger is consummated:

          (i) At the Effective Time, the Restated Certificate of Incorporation of Parent shall be amended to read in its entirety as set forth in Exhibit B hereto. As so amended, such Restated Certificate of Incorporation shall constitute at and after the Effective Time (until amended as provided by applicable law and such Restated Certificate of Incorporation, as applicable) the certificate of incorporation of the Parent Surviving Corporation.

          (ii) The By-laws of Parent shall be amended immediately prior to the Effective Time to read in its entirety as set forth in Exhibit B-2 as so amended, such By-laws shall constitute at and after the Effective Time (until amended as provided by applicable law and the applicable certificate of incorporation and bylaws) the By-laws of the Parent Surviving Corporation.

          (iii) The officers of Parent immediately prior to the Effective Time shall continue to serve in their respective offices of the Parent Surviving Corporation from and after the Effective Time, until their successors are elected or appointed and qualified or until their resignation or removal; and

          (iv) The directors of Parent Surviving Corporation as of the Effective Time shall be determined in accordance with Section 6.11 hereof. The directors of Parent Surviving Corporation determined in accordance with
     Section 6.11 hereof shall be the directors of the Parent Surviving Corporation from and after the Effective Time, until their successors are elected or appointed and qualified or until their resignation or removal.

     (b) Unless otherwise agreed by Parent and the Company prior to the Closing, in the event the Alternative Merger is consummated:

          (i) At the Effective Time, the Restated Certificate of Incorporation of the Company shall be amended to read in its entirety as set forth in Exhibit C hereto. As so amended, such Restated Certificate of Incorporation shall constitute at and after the Effective Time (until amended as provided by applicable law and such Restated Certificate of Incorporation, as applicable) the certificate of incorporation of the Alternative Surviving Corporation.

          (ii) The By-laws of the Company in effect immediately prior to the Effective Time shall constitute at and after the Effective Time (until amended as provided by applicable law and the certificate of incorporation and bylaws, as applicable) the By-laws of the Alternative Surviving Corporation.

          (iii) The officers of the Company immediately prior to the Effective Time shall continue to serve in their respective offices of the Alternative Surviving Corporation from and after the Effective Time, until their successors are elected or appointed and qualified or until their resignation or removal.

          (iv) The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Alternative Surviving Corporation from and after the Effective Time, until their successors are elected or appointed and qualified or until their resignation or removal.

          (v) The By-laws of Parent shall be amended immediately prior to the Effective Time to read in its entirety as set forth in Exhibit B-2.

                                   ARTICLE II

     Section 2.1 Treatment of Common Stock. (a) Subject to paragraph (b) of this Section 2.1, at the Effective Time, without any action on the part of any holder thereof (but subject to Sections 2.4, 2.5 and 2.6 of this Agreement), (i) each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, and all rights in respect thereof, shall forthwith cease to exist and (other than those shares held in the treasury of the Company, by Parent or by any of their respective Subsidiaries (collectively, the "Parent Merger Excluded Shares")) shall be converted into a right to receive one validly issued, fully paid and nonassessable share of Parent Common Stock (the "Exchange Ratio") and (ii) each issued and/or outstanding share of Parent Common Stock shall remain issued and/or outstanding, as applicable, as one share of Parent Common Stock. Subject to paragraph (b) of this Section 2.1 and except as otherwise provided herein, each certificate (a "Company Certificate") that immediately prior to the Effective Time represented issued and outstanding shares of Company Common Stock (other than Parent Merger Excluded Shares) shall evidence the right to receive Parent Common Stock on the basis set forth in this paragraph (a) (subject to Sections 2.4, 2.5 and 2.6 of this Agreement).

     (b) Notwithstanding paragraph (a) of this Section 2.1, in the event the Alternative Merger is being consummated, at the Effective Time, without any action on the part of any holder thereof (but subject to Sections 2.4, 2.5 and 2.6 of this Agreement), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, and all rights in respect thereof, shall forthwith cease to exist and (other than those shares held in the treasury of the Company, by Parent or by any of their respective Subsidiaries (collectively, the "Alternative Merger Excluded Shares")) shall be converted into the right to receive: (1) that fraction of a validly issued, fully paid and nonassessable share of Parent Common Stock (including any associated fractional preferred stock purchase right) that is equal to the Common Conversion Number and (2) that fraction of a validly issued, fully paid and nonassessable Depositary Share that is equal to the Depositary Share Conversion Number (each as defined below).

     For purposes of this Agreement:

     "Common Conversion Number" means the result obtained by dividing (x) (i) the maximum number of shares of Parent Common Stock that may be issued by Parent as of the date prior to the Closing Date without obtaining the approval of stockholders of Parent pursuant to the rules and regulations of the New York Stock Exchange (the "NYSE") minus (ii) the number of shares of Parent Common Stock required pursuant to Section 2.7 to be reserved for issuance upon exercise of Company Options (as defined in Section 2.7) outstanding immediately prior to the Effective Time by (y) the number of shares of Company Common Stock (excluding Alternative Merger Excluded Shares) outstanding immediately prior to the Effective Time as certified to Parent by the principal registrar and transfer agent of the Company.

     "Depositary" means BankBoston, N.A. or such other depositary selected by Parent that is reasonably acceptable to the Company.

     "Depositary Agreement" means the Depositary Agreement between Parent and the Depositary substantially in the form attached as Exhibit D hereto.

     "Depositary Receipt" means a depositary receipt issued by the Depositary to evidence a Depositary Share.

     "Depositary Share" means a unit representing such fractional interest in a whole share of Parent Preferred Stock that has a "Liquidation Preference" (as set forth in the Certificate of Designation (as defined below)) equal to $100. Each Depositary Share shall be evidenced by a Depositary Receipt issued to the person entitled to such fractional interest and which shall entitle the holder thereof, pursuant to the Depositary Agreement, to rights equivalent to those of a holder of a whole share of Parent Preferred Stock (to the extent of such fractional interest therein).

     "Depositary Share Conversion Number" means the result obtained by dividing
(a) the product of (x) (i) the Exchange Ratio (ii) minus the Common Conversion Number and (y) the Implied Price (as defined below) by (b) the "Liquidation Preference" (as set forth in the Certificate of Designation) of such fractional interest in a whole share of Parent Preferred Stock that is represented by each Depositary Share. The "Implied Price" shall mean the average of the closing prices of the shares of Parent Common Stock on the NYSE Composite Transaction Reporting System as reported in The Wall Street Journal (but subject to correction for typographical or other manifest errors in such reporting) over the 10 trading day period immediately preceding the second trading day prior to the date of the meeting of the Company's stockholders contemplated by Section 6.1; provided that the Implied Price shall in no event be less than $32.00, or greater than $44.50.

     "Parent Preferred Stock" means the series of voting preferred stock of Parent to be designated as Cumulative Preferred Stock having the powers, rights, designations and preferences and the qualifications, limitations and restrictions described in the form of Certificate of Designation therefor attached hereto as Exhibit E hereto (the "Certificate of Designation"); provided, however, that the Rate (as defined in the Certificate of Designation) shall be such percentage, to be jointly determined by the financial advisors in Sections 3.14 and 4.14 hereof, that such financial advisors believe would cause the trading price per Depositary Share on a fully distributed basis after the Effective Time to be as nearly equal as possible to the Liquidation Preference (as set forth in the Certificate of Designation) of the fractional interest in a whole share of Parent Preferred Stock that is represented by one Depositary Share. In the event that such financial advisors are unable to agree on the Rate, the parties shall direct the financial advisors identified in Sections
3.14 and 4.14 to jointly select a nationally recognized investment bank to determine the Rate. The determination of such investment bank shall be binding on the parties hereto.

     Notwithstanding paragraph (a) of this Section 2.1, in the event that the Alternative Merger is consummated, except as otherwise provided herein, each Company Certificate (other than Company Certificates representing Alternative Merger Excluded Shares) shall evidence, commencing immediately after the Effective Time, the right to receive shares of Parent Common Stock and Depositary Shares on the basis set forth in this paragraph (b) (subject to Sections 2.4, 2.5 and 2.6 of this Agreement).

     Section 2.2 Cancellation of Excluded Shares. At the Effective Time, without any action on the part of the holder thereof, in the event the Parent Merger is consummated, each Parent Merger Excluded Share, and in the event the Alternative Merger is consummated, each Alternative Merger Excluded Share, as applicable, shall forthwith cease to be outstanding and shall be canceled and retired, and no shares of stock or other securities of Parent, the Company or the Surviving Corporation shall be issuable, and no payment or other consideration shall be made or paid, in respect thereof.

     Section 2.3 Conversion of Common Stock of Merger Sub. In the event the Alternative Merger is consummated, at the Effective Time, without any action on the part of the holder thereof, each share of common stock of Merger Sub that is issued and outstanding immediately prior the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

     Section 2.4 Exchange Agent; Exchange Procedures. (a) Subject to the terms and conditions of this Agreement, at or prior to the Effective Time, Parent shall appoint BankBoston, N.A., or such other exchange agent selected by Parent that is reasonably acceptable to the Company (the "Exchange Agent"), to effect the exchange of shares of Company Common Stock for, in the event the Parent Merger is consummated, shares of Parent Common Stock or, in the event the Alternative Merger is consummated, shares of Parent Common Stock and Depositary Shares, in each case in accordance with the provisions of this Article II. As soon as reasonably practicable following the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent, for exchange in accordance with this Article II, in the event the Parent Merger is consummated, certificates representing shares of Parent Common Stock ("Parent Certificates"), and in the event the Alternative Merger is consummated, Parent Certificates and Depositary Receipts in amounts sufficient to allow the Exchange Agent to make all deliveries of Parent Certificates and Depositary Receipts in exchange for Company Certificates in connection with the Applicable Transaction, as contemplated by this Section 2.4 and any cash payable in respect of fractional shares in accordance with Section 2.6(a) hereof and any dividends or other distributions payable in accordance with Section 2.4(a) (the "Exchange Fund").

     (b) Parent shall instruct the Exchange Agent to mail to each record holder of shares of Company Common Stock as soon as reasonably practicable after the Effective Time (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to shares of Company Common Stock shall pass, only upon the delivery of a Company Certificate or Company Certificates representing such shares to the Exchange Agent, and which letter shall otherwise be in such form and have such other provisions as Parent shall reasonably specify, which form shall be reasonably acceptable to the Company) and (ii) instructions for use in effecting the surrender of Company Certificates for Parent Certificates (and, if applicable, Depositary Receipts) and cash in lieu of fractional shares, if any. Commencing immediately after the Effective Time, upon the surrender to the Exchange Agent of a Company Certificate, together with a duly executed and completed letter of transmittal and all other documents and other materials reasonably required by the Exchange Agent to be delivered in connection therewith, the holder thereof shall be entitled to receive a Parent Certificate or Parent Certificates representing the number of whole shares of Parent Common Stock (and, if applicable, a Depositary Receipt or Depositary Receipts representing whole Depositary Shares) into which the shares of the Company Common Stock which immediately prior to the Effective Time were represented by such Company Certificate so surrendered shall have been converted in accordance with the provisions of Section 2.1, together with a cash payment in lieu of fractional shares, if any, in accordance with Section 2.6(a). Unless and until any Company Certificate is so surrendered, no dividends or other distributions, if any, payable to the holders of record of shares of Parent Common Stock (and, if applicable, to holders of record of Depositary Shares) as of any date subsequent to the Effective Time shall be paid to the holder of such Company Certificate in respect thereof. Upon the surrender of any Company Certificate, the record holder of the Parent Certificate or Parent Certificates representing shares of Parent Common Stock (and, if applicable, a Depositary Receipt or Depositary Receipts representing Depositary Shares) issued in exchange therefor shall be entitled to receive, (i) at the time of surrender, the amount of any dividends or other distributions in respect of such shares of Parent Common Stock (and, if applicable, Depositary Shares) having a record date after the Effective Time and a payment date prior to the surrender date, and (ii) at the appropriate payment date, the amount of dividends or other distributions in respect of such shares of Parent Common Stock (and, if applicable, Depositary Shares) having a record date after the Effective Time and a payment date subsequent to the date of such surrender. No interest shall be payable in respect of the payment of dividends or distributions pursuant to the immediately preceding sentence.

     (c) The Parent, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the shares of the Parent Common Stock (and, if applicable, Depositary Shares) and cash in lieu of fractional shares otherwise payable to any holder of shares of the Company Common Stock pursuant to this Article II, and from any dividends or other distributions which such holder is entitled to receive pursuant to Section 2.4(b), such amounts as Parent, the Surviving Corporation and/or the Exchange Agent is required to deduct or withhold therefrom under the Code and/or any applicable provision of state, local or foreign law.

     Section 2.5 Transfer Books; Lost, Stolen or Destroyed Certificates. (a) The stock transfer books of the Company shall be closed at the Effective Time and no transfer of any shares of Company Common Stock shall thereafter be recorded on any of such stock transfer books. In the event of a transfer of ownership of any shares of the Company Common Stock that is not registered in the stock transfer records of the Company at the Effective Time, a Parent Certificate or Parent Certificates representing the number of whole shares of Parent Common Stock (and, if applicable, a Depositary Receipt or Depositary Receipts representing whole Depositary Shares) into which such shares of the Company Common Stock shall have been converted in the Applicable Transaction shall be issued to the transferee together with a cash payment in lieu of fractional shares, if any, in accordance with Section 2.6(a), and payment of dividends or distributions, if any, in accordance with Section 2.4(b) only if the Company Certificate or Company Certificates are surrendered as provided in
Section 2.4 (but subject to Section 2.5(b) hereof), accompanied by all documents required to evidence and effect such transfer and evidence of payment of any applicable stock transfer taxes.

     (b) In the event any Company Certificate shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Company Certificate, upon the delivery of a duly executed affidavit of that fact by the holder thereof, Parent Certificates in accordance with Section 2.4, cash in lieu of fractional shares, if any, in accordance with Section 2.6(a), and payment of dividends and distributions, if any, in accordance with
Section 2.4(b); provided, however, that Parent may, in its discretion, require the owner of such lost, stolen or destroyed Company Certificate to deliver a bond in such sum as Parent may reasonably direct as indemnity against any claim that may be made against Parent, the Company, the Surviving Corporation or the Exchange Agent with respect to that Company Certificate alleged to have been lost, stolen or destroyed.

     Section 2.6 No Fractional Share Certificates; Termination of Exchange Fund. (a) No scrip or certificates for fractional shares of Parent Common Stock (and, if applicable, fractional Depositary Shares) will be issued upon the surrender for exchange of Company Certificates, and no fractional interest in a share of Parent Common Stock (and, if applicable, in any fractional Depositary Share) will entitle the holder thereof to vote or receive dividends or distributions or any other rights of a stockholder of Parent, with respect to any such fractional share interest. Each Person entitled to receive, but for this Section 2.6(a), a fractional share of Parent Common Stock (and/or, if applicable, fractional Depositary Shares) shall be entitled to receive an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the average of the closing prices of the shares of Parent Common Stock on the NYSE Composite Transaction Reporting System as reported in The Wall Street

Journal (but subject to correction for typographical or other manifest errors in such reporting) over the four trading day period immediately preceding the Closing Date.

     (b) Any portion of the Exchange Fund which remains undistributed one year after the Effective Time shall be delivered to Parent upon demand, and each holder of shares of the Company Common Stock who has not theretofore surrendered such holder's Company Certificates in accordance with the provisions of this
Article II shall thereafter look only to Parent for satisfaction of such holder's claims for shares of Parent Common Stock (and, if applicable, Depositary Shares), any cash in lieu of fractional shares of Parent Common Stock (and, if applicable, fractional Depositary Shares) payable in accordance with
Section 2.6(a) and any dividends or distributions payable in accordance with
Section 2.4(b). Notwithstanding the foregoing, none of Parent, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any former holder of shares of Company Common Stock for any shares or amounts properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

     Section 2.7 Options. (a) All options to purchase shares of Company Common Stock ("Company Options"), and all options to purchase shares of Parent Common Stock ("Parent Options"), outstanding at the Effective Time under any stock option plan or other arrangement of the Company shall remain outstanding following the Effective Time. Prior to the Effective Time, the Company shall take all action necessary with respect to each of its stock option plans or other arrangements pursuant to which Company Options will be outstanding immediately prior to the Effective Time such that as of the Effective Time (i) each Company Option shall entitle the holder thereof to purchase such number of shares of Parent Common Stock as is equal to the product of (x) the number of shares of Company Common Stock subject to such option immediately prior to the Effective Time and (y) the Exchange Ratio (whether or not the Applicable Transaction is the Parent Merger) and (ii) the exercise price per share of Parent Common Stock subject to any such Company Option as of and after the Effective Time shall be equal to (x) the exercise price per share of the Company Common Stock subject to such Company Option immediately prior to the Effective Time divided by (y) the Exchange Ratio (whether or not the Applicable Transaction is the Parent Merger). As of the Effective Time, Parent shall assume all obligations of the Company in respect of outstanding Company Options.

     (b) Notwithstanding the foregoing, the number of shares of Parent Common Stock deliverable upon exercise of each Company Option at and after the Effective Time as contemplated by paragraph (a) above shall be rounded, if necessary, to the nearest whole share of Parent Common Stock, and the exercise price with respect thereto shall be rounded, if necessary, to the nearest one one-hundredth of a cent (it being understood that all options exercisable at the same price and granted on the same date to the same individual shall be aggregated for this purpose). Other than as provided in paragraph (a) above and in the prior sentence of this paragraph (b), as of and after the Effective Time, each Company Option shall be subject to the same terms and conditions as in effect immediately prior to the Effective Time, but giving effect to the Applicable Transaction.

     (c) As soon as practicable after the Effective Time, Parent shall deliver
(i) to the holders of Company Options which become fully vested and exercisable by virtue of the Applicable Transaction a notice stating that by virtue of the Applicable Transaction and pursuant to the terms of the relevant Company Employee Plan (as defined in Section 3.10(a)) such Company Options have become fully vested and exercisable and (ii) to the holders of all Company Options a notice stating that the agreements evidencing the grants of such Company Options shall continue in effect on the same terms and conditions (subject to the adjustments, if any, required by this Section 2.7 after giving effect to the transactions contemplated hereby and the terms of the relevant Company Employee
Plan).

     (d) Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of Company Options and shall use reasonable best efforts to ensure that such shares are listed on the NYSE upon issuance. As soon as practicable after the Effective Time, Parent shall file with the SEC a registration statement on Form S-8 of the SEC (if available) (or any successor or other appropriate form) with respect to the shares of Parent Common

Stock issuable upon the exercise of such options and shall use reasonable best efforts to maintain the effectiveness of such registration statement, and to maintain the current status of the prospectus or prospectuses contained therein, until all such options have been exercised, expired or forfeited.

     Section 2.8 Appraisal Rights. In accordance with Section 262 of the DGCL, no appraisal rights shall be available to holders of shares of Parent Common Stock or Company Common Stock in connection with the Parent Merger or the Alternative Merger.

     Section 2.9 Dividends. Parent and the Company shall coordinate with each other the declaration of, and the setting of record dates and payment dates for, dividends in respect of their respective shares of common stock so that, in respect of any fiscal quarter, holders of shares of Company Common Stock do not
(i) receive dividends in respect of both (x) shares of Company Common Stock and
(y) any shares of Parent Common Stock received pursuant to the Applicable Transaction in exchange therefor or (ii) fail to receive a dividend in respect of both (x) shares of Company Common Stock and (y) shares of Parent Common Stock received pursuant to the Applicable Transaction.

     Section 2.10 Certain Adjustments. If between the date of this Agreement and the Effective Time, whether or not permitted pursuant to the terms hereof, the outstanding shares of Company Common Stock or Parent Common Stock shall be changed into a different number of shares or other securities by reason of any stock split, combination, merger, consolidation, reorganization or other transaction, or any dividend payable in stock shall be declared thereon with a record date within such period, the Exchange Ratio, the formula for calculating the Common Conversion Number and the Depositary Share Conversion Number, as applicable, and the form of securities issuable in the Applicable Transaction shall be appropriately adjusted to provide the holders of shares of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event.

                                  ARTICLE III

     Except as set forth in the corresponding sections or subsections of the disclosure letter, dated the date of this Agreement, delivered by the Company to Parent (the "Company Disclosure Letter"), the Company hereby represents and warrants to Parent as follows:

     Section 3.1 Organization and Qualification; Subsidiaries. (a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of the Subsidiaries of the Company is a corporation or other business entity duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, and each of the Company and its Subsidiaries has the requisite corporate or similar organizational power and authority to own, operate or lease its properties and to carry on its business as it is now being conducted, and is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned, operated or leased or the nature of its activities makes such qualification necessary, except as would not, in the aggregate, have, or reasonably be expected to have, a Company Material Adverse Effect (as defined in Section 9.3).

     (b) Except as disclosed in the Company SEC Reports (as defined in Section 3.6) filed prior to the date of this Agreement, and except as would not, in the aggregate, have, or reasonably be expected to have, a Company Material Adverse Effect, (i) all of the outstanding shares of capital stock and other equity securities of the Subsidiaries of the Company are owned, directly or indirectly, by the Company free and clear of all liens, pledges, security interests, or other encumbrances, (ii) all of the outstanding shares of capital stock or other equity securities of the Subsidiaries of the Company have been validly issued and are fully paid and nonassessable, (iii) there are no subscriptions, options, warrants, calls, commitments, agreements, conversion rights or other rights of any character (contingent or otherwise) entitling any person to purchase or otherwise acquire from the Company or any of its Subsidiaries at any time, or upon the happening of any stated event, any shares of capital stock or other equity securities of any of the Subsidiaries of the Company. There are no outstanding obligations, contingent or otherwise, of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or other equity securities, or any securities convertible, exchangeable or exercisable for or into, shares of capital stock or other equity securities of any Subsidiary of the Company.

     Section 3.2 Restated Certificate of Incorporation and By-laws. The Company has furnished or otherwise made available to Parent a complete and correct copy of the Company's Restated Certificate of Incorporation and By-laws, in each case as amended to the date of this Agreement. Such Restated Certificate of Incorporation and By-laws and all similar organizational documents of the Subsidiaries of the Company are in full force and effect. The Company is not in violation of its Restated Certificate of Incorporation or By-laws and, except as would not, in the aggregate, have, or reasonably be expected to have, a Company Material Adverse Effect, none of the Subsidiaries of the Company is in violation of any similar organizational documents of Subsidiaries of the Company.

     Section 3.3 Capitalization. (a) The authorized capital stock of the Company consists of 400,000,000 shares of Company Common Stock and 10,000,000 shares of Serial Preference Stock, par value $1.00 per share (the "Company Preferred Stock"). 1,000,000 shares of Company Preferred Stock have been designated "Series A Participating Preference Stock," and, other than as contemplated or permitted hereby, no other shares of Company Preferred Stock are subject to any designation. At the close of business on March 11, 1999, 110,047,818 shares of Company Common Stock were issued and outstanding. No shares of Company Preferred Stock are issued and outstanding. 1,325,788 shares of Company Common Stock, and no shares of Company Preferred Stock, are held by the Company in its treasury. No shares of capital stock of the Company are held by any of the Company's Subsidiaries. All of the issued and outstanding shares of Company Common Stock are validly issued, fully paid, nonassessable and free of preemptive rights. At the close of business on March 10, 1999, Company Options exercisable for 3,434,775 shares of Company Common Stock, in the aggregate, were outstanding. As of the date of this Agreement, other than (i) the option granted pursuant to the Company Stock Option Agreement, (ii) the preference share purchase rights (none of which are exercisable) issued pursuant to the Rights Agreement (the "Company Rights Agreement"), dated as of January 8, 1996, as amended, between the Company and Chemical Mellon Shareholder Services, L.L.C., as rights agent, and (iii) the Company Options, the Company did not have outstanding any subscriptions, options, warrants, calls, commitments, agreements, conversion rights or other rights of any character (contingent or otherwise) entitling any person to purchase or otherwise acquire from the Company or any of its Subsidiaries at any time, or upon the happening of any stated event, any shares of the capital stock of the Company (each of the foregoing, a "Company Equity Equivalent Security"). From the close of business on March 10, 1999, no shares of Company Common Stock or Company Equity Equivalent Securities (other than the option granted pursuant to the Stock Option Agreement) have been issued, sold or otherwise transferred by the Company (except (x) in connection with the exercise, conversion or exchange of outstanding Company Equity Equivalent Securities and (y) as described in Section
5.1 of the Company Disclosure Letter).

     (b) As of the date of this Agreement, there are no outstanding obligations, contingent or otherwise, of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Common Stock or any Company Equity Equivalent Securities (except in connection with the exercise, conversion or exchange of outstanding Company Equity Equivalent Securities). As of the date of this Agreement, there are no bonds, debentures, notes or other indebtedness issued and outstanding having the right to vote together with the Company's stockholders on any matter in respect of which the Company's stockholders are entitled to vote.

     Section 3.4 Power and Authority; Authorization; Valid and Binding. The Company has the necessary corporate power and authority to execute and deliver this Agreement and the Stock Option Agreements and to perform its obligations hereunder and thereunder, as applicable, except that the consummation of the Parent Merger or, if applicable, the Alternative Merger is subject to the adoption of this Agreement by the Company's stockholders as set forth in Section 3.13(c). The execution and delivery of this Agreement and the Stock Option Agreements by the Company and the performance by it of its obligations hereunder and thereunder, as applicable, have been duly authorized by all necessary corporate action on the part of the Company, except that the consummation of the Parent Merger or, if applicable, the Alternative Merger is subject to the adoption of this Agreement by the Company's stockholders as set forth in Section 3.13(c). This Agreement and the Stock Option Agreements have been duly executed and delivered by the Company, and assuming the corporate authority of, and the due authorization, execution and delivery by, Parent, each of such agreements constitutes a legal, valid and binding obligation of the Company enforceable against it in accordance with the terms hereof and thereof, as applicable, subject to bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

     Section 3.5 No Conflict; Required Filings and Consents. (a) The execution and delivery by the Company of this Agreement and the Stock Option Agreements do not and will not, and the performance by Company of its obligations hereunder and thereunder do not and will not, (i) violate or conflict with the Restated Certificate of Incorporation or By-laws of the Company, (ii) subject to obtaining or making the notices, reports, filings, waivers, consents, approvals or authorizations referred to in paragraph (b) below and to the adoption of this Agreement by the stockholders of the Company as set forth in Section 3.13(c), conflict with or violate any law, regulation, order, judgment or decree applicable to the Company or any of its Subsidiaries or by which any of their respective property is bound or affected, (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, impair the Company's or any of its Subsidiaries' rights under or alter the rights or obligations of any other party to, give to others any rights of termination, cancellation, vesting, modification, alteration or acceleration of any obligation under, result in the creation of a lien, claim or encumbrance on any of the properties or assets of the Company or any of its Subsidiaries pursuant to, require the consent of any other party to, or result in any obligation on the part of the Company or any of its Subsidiaries to repurchase (with respect to a debenture, bond or note), pursuant to any agreement, contract, instrument, debenture, bond, note, indenture, permit, license or franchise to which the Company or any of its Subsidiaries is a party or by which the Company, any of its Subsidiaries or any of their respective property is bound or affected, except, in the case of clauses (ii) and (iii) above, as would not, in the aggregate, have, or reasonably be expected to have, a Company Material Adverse Effect.

     (b) Except for (i) applicable filings required under the premerger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the "HSR Act"), (ii) required filings with and the approval of the Federal Energy Regulatory Commission (the "FERC"), (iii) applicable filings and approvals under federal, state, local or foreign regulatory laws, and applicable requirements of foreign, state or local public utility or similar commissions or agencies, all of which are set forth in the Company Disclosure Letter, (iv) the filing of a certificate of merger with respect to the Applicable Transaction as required by the DGCL,
(v) filings with the SEC under the Securities Act of 1933, as amended, and the rules and regulations thereunder (the "Securities Act"), and the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act"), (vi) applicable filings with the NYSE, and (vii) any filings required or approvals necessary pursuant to any state securities or "blue sky" laws, neither the Company nor any of its Subsidiaries is required to submit any notice, report or other filing to any governmental or regulatory authority, court, agency, commission or other governmental entity or any securities exchange or other self-regulatory body, domestic or foreign ("Governmental Entity"), and no waiver, consent, approval, order or authorization of any Governmental Entity is required to be obtained by the Company or any of its Subsidiaries, in connection with the execution, delivery or performance of this Agreement except for such notices, reports, filings, waivers, consents, approvals or authorizations that, if not made or obtained, would not, in the aggregate, have, or reasonably be expected to have, a Company Material Adverse Effect.

     Section 3.6 SEC Reports; Financial Statements. (a) The Company has filed all forms, reports, statements and other documents (including all annexes, exhibits, schedules, amendments and supplements thereto) required to be filed by it with the SEC since January 1, 1997, has delivered or made available to Parent all forms, reports, statements, schedules and other documents (except for preliminary materials) (including all annexes, exhibits, schedules, amendments and supplements thereto) filed by it with the SEC since January 1, 1997 (such forms, reports, statements, schedules and documents filed by the Company with the SEC, including any such forms, reports, statements and other documents filed by the Company with the SEC after the date of this Agreement and prior to the Closing Date, are referred to herein, collectively, as the "Company SEC Reports"), and with respect to the Company SEC Reports filed by the Company after the date of this Agreement and prior to the Closing Date, will deliver or make available to Parent all of such Company SEC Reports in the form filed with the SEC. As of their respective filing dates, the Company SEC Reports (including all information incorporated therein by reference) (i) complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as applicable, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

     (b) Each of the consolidated balance sheets of the Company and its Subsidiaries (including all related notes) included in the financial statements contained in the Company SEC Reports (or incorporated therein by reference) present fairly, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of the respective dates indicated, and each of the consolidated statements of income, consolidated statements of cash flows and consolidated statements of changes in stockholders' equity of the Company and its Subsidiaries (including all related notes) contained in such financial statements present fairly, in all material respects, the consolidated results of operations, cash flows and changes in stockholders' equity of the Company and its Subsidiaries for the respective periods indicated, in each case in conformity with GAAP applied on a consistent basis throughout the periods involved (except for changes in accounting principles disclosed in the notes thereto) and the rules and regulations of the SEC, except that unaudited interim financial statements are subject to normal and recurring year-end adjustments and any other adjustments described therein and do not include certain notes and other information which may be required by GAAP but which are not required under the Exchange Act. The financial statements included in the Company SEC Reports are in all material respects in accordance with the books and records of the Company and its Subsidiaries.

     (c) Notwithstanding the foregoing, no representation or warranty is being made in this Section 3.6 with respect to information or statements (including financial information and statements) that are provided by Parent and set forth in any Company SEC Report filed after the date hereof or with respect to any Parent SEC Reports (as defined in Section 4.6) incorporated therein by reference.

     Section 3.7 Absence of Certain Changes. Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement and as otherwise contemplated or permitted hereby, since September 30, 1998 (a) the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of such businesses and there have not been any changes to the condition (financial or otherwise), assets, liabilities, business or results of operations of the Company and its Subsidiaries, or any other developments with respect to the Company or any of its Subsidiaries, in each case whether or not in the ordinary course of business, that, in the aggregate with all other changes and developments, have had, or would reasonably be expected to have, a Company Material Adverse Effect, and (b) there has not been
(i) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) in respect of any shares of the capital stock or other equity securities, or any securities convertible, exercisable or exchangeable for or into shares of capital stock or other equity securities, of the Company or any of its Subsidiaries, other than (x) quarterly cash dividends of $.27 per share in respect of the outstanding Company Common Stock and (y) dividends and distributions by wholly owned Subsidiaries of the Company; (ii) any change by the Company to its accounting policies, practices or methods; (iii) other than in connection with the exercise, exchange or conversion of Company Equity Equivalent Securities, any repurchase, redemption or other acquisition of any shares of capital stock or other equity securities or any securities convertible, exchangeable or exercisable for or into shares of capital stock or other equity securities, of the Company or any of its Subsidiaries; (iv) except as required by applicable law or pursuant to contractual obligations existing as of September 30, 1998, (w) any execution, establishment, adoption or amendment of, or acceleration of rights or benefits under, any agreement relating to severance, any Company Employee Plan, any employment or consulting agreement or any collective bargaining agreement, (x) any increase in the compensation payable or to become payable to any officer, director or employee of the Company or any of its Subsidiaries (except increases in the ordinary course of business), (y) any grant of any severance or termination paid to any officer or director of the Company, or (z) any grant of any stock options or other equity related awards other than in the ordinary course consistent with past practice; or (v) any agreement or commitment entered into with respect to the foregoing. The Company has determined prior to the date of this Agreement all annual increases in the ordinary course of business to the compensation of officers of the Company contemplated to be made in calendar year 1999.

     Section 3.8 Litigation; Liabilities. (a) Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement, there are no civil, criminal or administrative actions, suits, claims, proceedings or investigations pending or, to the knowledge of the Company, threatened, against the Company or any of its Subsidiaries or any of their respective assets or properties, except as would not, in the aggregate, have, or reasonably be expected to have, a Company Material Adverse Effect.

     (b) Except as set forth in the Company SEC Reports filed prior to the date of this Agreement, neither the Company nor any of its Subsidiaries has or is subject to any liabilities (absolute, accrued, contingent or otherwise), except liabilities (a) adequately reflected on the unaudited consolidated balance sheet of the Company and its Subsidiaries (including any related notes thereto) as of September 30, 1998 included in the Company's Quarterly Report of Form 10-Q for the quarter ended September 30, 1998, or (b) which, in the aggregate, would not have, or reasonably be expected to have, a Company Material Adverse Effect.

     Section 3.9 Compliance; Permits. (a) Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement, neither the Company nor any of its Subsidiaries is in conflict with, or in default or violation of, (i) any law, rule, regulation, order, judgment or decree applicable to the Company or any of its Subsidiaries or by which its or any of their respective assets or properties is bound or affected or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise, easement, right-of-way or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or its or any of their respective assets or properties is bound or affected, except for such conflicts, defaults or violations which, in the aggregate, would not have, or reasonably be expected to have, a Company Material Adverse Effect.

     (b) Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement, the Company and its Subsidiaries hold all permits, licenses, easements, rights-of-way, variances, exemptions, consents, certificates, orders and approvals which are material to the operation of the businesses of the Company and its Subsidiaries (collectively, the "Company Permits"), except where the failure to hold such Company Permits, in the aggregate, would not have, or reasonably be expected to have, a Company Material Adverse Effect. The Company and its Subsidiaries are in compliance with the terms of the Company Permits, except as described in the Company SEC Reports or where the failure to so comply, in the aggregate, would not have, or reasonably be expected to have, a Company Material Adverse Effect.

     Section 3.10 Employee Matters; ERISA. (a) The Company Disclosure Letter lists all employee pension benefit plans (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder ("ERISA")), all employee welfare benefit plans (as defined in Section 3(1) of ERISA), all bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, severance and other or similar material fringe or employee benefit plans, programs or arrangements, all consulting agreements with former officers and directors of the Company and all employment, termination, change-in-control or severance agreements, in each case, pursuant to which the Company or any of its Subsidiaries may have any liability that is material to the Company and its Subsidiaries, taken as a whole (together, the "Company Employee Plans"), excluding, however, employee benefit plans that are primarily subject to the laws of any jurisdiction outside of the United States.

     (b) Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement, no material liability under Title IV of ERISA has been or is reasonably expected to be incurred by the Company or any Subsidiary of the Company or any entity which is considered a single employer with the Company or any Subsidiary of the Company under Section 4001(a)(15) of ERISA or Section 414 of the

Code (a "Company ERISA Affiliate"), other than liabilities for premium payments to the Pension Benefit Guaranty Corporation ("PBGC") and liabilities that have previously been satisfied.

     (c) Except as disclosed in the Company SEC Reports filed prior to the date hereof, none of the Company Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person, other than health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA, and none of the Company Employee Plans is a "multiemployer plan" as such term is defined in Section 3(37) of ERISA. Except as set forth in the Company SEC Reports filed prior to the date of this Agreement and except, in the aggregate, as would not have, or reasonably be expected to have, a Company Material Adverse Effect, (i) no party in interest or disqualified person (as defined in Section 3(14) of ERISA and Section 4975 of the Code) has at any time engaged in a transaction with respect to any Company Employee Plan which could subject the Company or any Company ERISA Affiliate, directly or indirectly, to any tax, penalty or other liability for prohibited transactions under ERISA or Section 4975 of the Code; (ii) no fiduciary of any Company Employee Plan has breached any of the responsibilities or obligations imposed upon fiduciaries under Title I of ERISA; (iii) all Company Employee Plans have been established and maintained substantially in accordance with their terms and have operated in compliance with the requirements of applicable law, and the Company and its Subsidiaries have performed all obligations required to be performed by them under and are not in default under or in violation of any of the Company Employee Plans; (iv) each Company Employee Plan which is intended to be qualified under Section 401(a) of the Code is so qualified, is the subject of a favorable determination letter from the Internal Revenue Service ("IRS"), and, to the Company's knowledge, nothing has occurred which may reasonably be expected to result in the revocation of such determination; (v) all contributions required to be made with respect to any Company Employee Plan pursuant to Section 412 of the Code and Section 302 of ERISA, or pursuant to the terms of the Company Employee Plan or any collective bargaining agreement, have been made on or before their due dates (including any extensions thereof); (vi) with respect to each Company Employee Plan, no "reportable event" within the meaning of Section 4043 of ERISA (excluding any such event for which the 30 day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred for which there is any outstanding liability to the Company or any Company ERISA Affiliate, nor would the execution, delivery or consummation of the transactions contemplated hereby constitute a reportable event for which the 30-day requirement has not been waived; and (vii) no Company Employee Plan is under audit or investigation by the IRS, the Department of Labor or the PBGC nor, to the knowledge of the Company, is any such audit or investigation threatened.

     (d) The Company Disclosure Letter sets forth a true and complete list of each current or former employee, officer or director of the Company or any of its Subsidiaries who holds (i) any Company Option as of the date of this Agreement, together with the number of shares of Company Common Stock subject to such option, the exercise price of such option, the vested and unvested portion of such option, whether such option is intended to qualify as an incentive stock option within the meaning of Section 422(b) of the Code, and the expiration date of such option or (ii) any shares of Company Common Stock that are restricted and the date(s) of lapse of such restrictions. In addition, the Company Disclosure Letter sets forth, in the aggregate, the number of shares of Company Common Stock underlying (i) all other outstanding rights under Company Employee Plans (other than plans that are qualified plans under Section 401(a) of the Code) to receive shares of Company Common Stock, to the extent that such shares of Company Common Stock are not included in the number of shares set forth in the third sentence of Section 3.3, and (ii) compensation based on the value of shares of Company Common Stock.

     (e) The PBGC has not notified the Company regarding the institution of proceedings to terminate any Company Employee Plan that is subject to Title IV of ERISA (each, a "Company Defined Benefit Plan"). The Company Defined Benefit Plans have no accumulated or waived funding deficiencies within the meaning of
Section 412 of the Code nor have any extensions of any amortization period within the meaning of Section 412 of the Code or 302 of ERISA been applied for with respect thereto.

     (f) To the knowledge of the Company, all employee benefit plans of the Company and any of its Subsidiaries that are primarily subject to the laws of any jurisdiction outside of the United States have been maintained in compliance with all applicable law (including, if they are intended to qualify for special tax treatment, applicable tax laws), except for noncompliance that would not individually or in the aggregate have a Company Material Adverse Effect.

     (g) The execution and delivery of, and performance of the transactions contemplated in, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) (i) constitute an event under any Company Employee Plan, trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any current or former employee of the Company or any Subsidiary of the Company, or (ii) result in the triggering or imposition of any restrictions or limitations on the right of the Company or any Subsidiary of the Company to amend or terminate any Company Employee Plan. No payment or benefit which is required to be paid or distributed, prior to or after the Closing, by Parent, the Company, the Parent Surviving Corporation or any of their respective Subsidiaries under any Company Employee Plan or any other plan, program or arrangement of the Company to any current or former employee of the Company or any Subsidiary of the Company will be characterized as an "excess parachute payment," within the meaning of Section 280G(b)(1) of the Code.

     Section 3.11 Labor Matters. Except as set forth in the Company SEC Reports filed prior to the date of this Agreement, (i) there are no controversies pending or, to the knowledge of the Company, threatened, between the Company or any of its Subsidiaries and any of their respective employees, which controversies, in the aggregate, have had, or would reasonably be expected to have, a Company Material Adverse Effect; (ii) neither the Company nor any of its Subsidiaries is in breach of any material collective bargaining agreement or other labor union contract applicable to persons employed by the Company or its Subsidiaries which, in the aggregate, would have, or reasonably be expected to have, a Company Material Adverse Effect, nor does the Company know of any activities or proceedings of any labor union to organize any significant number of such employees; and (iii) neither the Company nor any of its Subsidiaries is in breach of any material collective bargaining agreement or other labor union contract, nor does the Company have any knowledge of any strikes, slowdowns, work stoppages, lockouts, or threats thereof, by or with respect to any employees of the Company or any of its Subsidiaries except, in the aggregate, as would not have, or reasonably be expected to have, a Company Material Adverse Effect.

     Section 3.12 Environmental Matters. Except as set forth in the Company SEC Reports filed prior to the date of this Agreement and except for those matters, in the aggregate, that would not have, or reasonably be expected to have, a Company Material Adverse Effect:

          (a) The Company and each of its Subsidiaries, and, to the knowledge of the Company, their respective predecessors, if any, have been at all times operated, and are, in full compliance in all material respects with all applicable Environmental Laws, including all limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in all applicable Environmental Laws.

          (b) The Company and each of its Subsidiaries have obtained, are in compliance with, and have made all appropriate filings for issuance or renewal of, all material permits, licenses, authorizations, registrations and other governmental consents required by applicable Environmental Laws ("Environmental Permits"), including, without limitation, those regulating emissions, discharges or releases of Hazardous Substances, or the use, storage, treatment, transportation, release, emission and disposal of raw materials, by-products, wastes and other substances used or produced by or otherwise relating to the business of the Company or any of its Subsidiaries.

          (c) All of the Company's and its Subsidiaries' owned or, to the knowledge of the Company, leased real property is free of any Hazardous Substances (except those authorized pursuant to and in accordance with Environmental Permits held by the Company and its Subsidiaries) and free of all contamination arising from, relating to or resulting from any release, discharge or emission of Hazardous Substances.

          (d) There are no claims, notices, civil, criminal or administrative actions, suits, hearings, investigations, inquiries or proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries that are based on or related to any Environmental Matters or the failure to have any required Environmental Permits.

          (e) There are no past or present conditions, events, circumstances, facts, activities, practices, incidents, actions, omissions or plans: (1) that is reasonably likely to give rise to any liability or other obligation under any Environmental Laws that is reasonably likely to require the Company or any of its Subsidiaries to incur any actual or potential Environmental Costs, or (2) that is reasonably likely to form the basis of any claim, action, suit, proceeding, hearing, investigation or inquiry against or involving the Company or any of its Subsidiaries based on or related to any Environmental Matter or that could require the Company or any of its Subsidiaries to incur any Environmental Costs.

          (f) There are no underground or aboveground storage tanks, incinerators or surface impoundments at, on, or about, under or within any real property owned, operated or controlled in whole or in part by the Company or any of its Subsidiaries.

          (g) Neither the Company nor any of its Subsidiaries has received any notice (written or oral) or other communication that any of them is or may be a potentially responsible person or otherwise liable in connection with any waste disposal site allegedly containing any Hazardous Substances, or other location used for the disposal of any Hazardous Substances, or notice of any failure of the Company or any of its Subsidiaries to comply in any material respect with any Environmental Law or the requirements of any Environmental Permit.

          (h) Neither the Company nor any of its Subsidiaries has used any waste disposal site, or otherwise disposed of, transported, or arranged for the transportation of, any Hazardous Substances to any place or location, or in violation of any Environmental Laws.

          (i) Neither the Company nor any of its Subsidiaries has been in violation of any Environmental Laws, nor has it been requested or required by any Governmental Entity to perform any investigatory or remedial activity or other action in connection with any actual or alleged release of Hazardous Substances or any other Environmental Matter.

     For the purposes of this Agreement, the following terms shall have the meanings indicated:

          "Environmental Costs" means, without limitation, any actual or potential cleanup costs, remediation, removal or other response costs (which without limitation shall include costs to cause the representing party or its Subsidiaries to come into compliance with Environmental Laws), investigation costs (including without limitation fees of consultants, counsel and other experts in connection with any environmental investigation, testing, audits or studies), losses, liabilities or obligations (including without limitation, liabilities or obligations under any lease or other contract), payments, damages (including without limitation any actual, punitive or consequential damages under any statutory laws, common law cause of action or contractual obligations or otherwise, including without limitation damages (a) to third parties for personal injury or property damage, or (b) to natural resources), civil or criminal fines or penalties, judgments and amounts paid in settlement arising out of or relating to or resulting from any Environmental Matter.

          "Environmental Matter" means any matter arising out of, relating to, or resulting from pollution, contamination, protection of the environment, human health or safety, health or safety of employees, sanitation, and any matters relating to emissions, discharges, disseminations, releases or threatened releases, of Hazardous Substances into the air (indoor and outdoor), surface water, groundwater, soil, land surface or subsurface, buildings, facilities, real or personal property or fixtures or otherwise arising out of, relating to, or resulting from the manufacture, processing, distribution, use, treatment, storage, disposal, transport, handling, release or threatened release of Hazardous Substances.

          "Hazardous Substances" means any pollutants, contaminants, toxic or hazardous or extremely hazardous substances, materials, wastes, constituents, compounds, chemicals, natural or man-made

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     elements or forces (including, without limitation, petroleum or any by-products or fractions thereof, any form of natural gas, Bevill Amendment materials, lead, asbestos and asbestos-containing materials ("ACM"), building construction materials and debris, polychlorinated biphenyls ("PCBs") and PCB-containing equipment, radon and other radioactive elements, ionizing radiation, electromagnetic field radiation and other non-ionizing radiation, sonic forces and other natural forces, infectious, carcinogenic, mutagenic, or etiologic agents, pesticides, defoliants, explosives, flammables, corrosives and urea formaldehyde foam insulation) that are regulated by, or may now or in the future form the basis of liability under, any Environmental Laws.

          "Environmental Laws" means, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. sec.sec. 9601 et seq., the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. sec.sec. 11001 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. sec.sec. 6901 et seq., the Toxic Substances Control Act, 15 U.S.C. sec.sec. 2601 et seq., the Federal Insecticide, Fungicide, and Rodenticide Act, 7 U.S.C. sec.sec. 136 et seq., the Clean Air Act, 42 U.S.C. sec.sec. 7401 et. seq., the Clean Water Act (Federal Water Pollution Control Act), 33 U.S.C. sec.sec. 1251 et seq., the Safe Drinking Water Act, 42 U.S.C. sec.sec. 300f et seq., the Occupational Safety and Health Act, 29 U.S.C. sec.sec. 641, et seq., the Hazardous Materials Transportation Act, 49 U.S.C. sec.sec. 1801, et seq., as any of the above statutes have been or may be amended from time to time, all rules and regulations promulgated pursuant to any of the above statutes, and any other foreign, federal, state or local law, statute, ordinance, rule or regulation governing Environmental Matters, as the same have been or may be amended from time to time, including any common law cause of action providing any right or remedy relating to Environmental Matters, all indemnity agreements and other contractual obligations (including leases, asset purchase and merger agreements) relating to environmental matters, and all applicable judicial and administrative decisions, orders, and decrees relating to Environmental Matters.

     Section 3.13 Board Action; Company Rights Agreement; Vote Required. (a) The Company's Board of Directors has unanimously approved (including, with respect to Parent, Merger Sub and their respective affiliates and associates, for purposes of Section 203 of the DGCL, Article SEVENTH of the Company's Restated Certificate of Incorporation, the Capital Stock Agreement of Citrus Corp. dated June 30, 1986 and paragraph 6 of the Confidentiality Agreement dated February 5, 1999, between Parent and the Company (the "Confidentiality Agreement") this Agreement, the Stock Option Agreements and the transactions contemplated hereby and thereby (including the Voting Agreements), has determined that the transactions contemplated hereby are fair to and in the best interests of Company and its stockholders and has resolved to recommend to stockholders that they vote in favor of approving and adopting this Agreement, the Parent Merger and the Alternative Merger. No "fair price," "moratorium," "control share acquisition" or other similar anti-takeover statute applicable to the Company will prevent or otherwise delay the consummation of transactions contemplated hereby.

     (b) The Board of Directors of the Company has taken all necessary actions such that, (i) none of Parent, Merger Sub, the Surviving Corporation or any of their affiliates shall become an "Acquiring Person" (as defined in the Company Rights Agreement), and (ii) no "Distribution Date," "Shares Acquisition Date" (each as defined in the Company Rights Agreement) or any event which would entitle any holders of Rights (as defined in the Company Rights Agreement) to purchase any shares of the Surviving Corporation, Merger Sub, the Company or Parent or any of their respective affiliates pursuant to Section 13 of the Company Rights Agreement, shall have occurred or shall occur, in each case by reason of the execution, delivery or performance of this Agreement, the Stock Option Agreements or the Voting Agreements or any announcement thereof.

     (c) The affirmative vote of the holders of a majority of all outstanding shares of Company Common Stock is necessary to approve and adopt this Agreement, the Parent Merger and the Alternative Merger. Such vote is the only vote or approval of holders of shares of any class or series of the Company's capital stock required in connection with this Agreement, the Stock Option Agreements and the transactions contemplated hereby and thereby.

     Section 3.14 Opinion of Financial Advisor. The Board of Directors of the Company has received the written opinion of Merrill Lynch, Pierce Fenner & Smith Incorporated ("Merrill Lynch"), dated as of the date of this Agreement, to the effect that, subject to the qualifications and limitations contained therein, as of the date of this Agreement, the consideration to be received by the holders of shares of Company Common Stock (other than Parent and its affiliates) in the Parent Merger or the Alternative Merger is fair to such holders from a financial point of view.

     Section 3.15 Brokers. Merrill Lynch is the only broker, finder, investment banker or other person entitled to any brokerage, finder's, investment banking or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has previously provided to Parent a copy of the letter agreement, dated February 1, 1999, between Merrill Lynch and the Company giving rise to a fee to Merrill Lynch.

     Section 3.16 Tax Matters. (a) Except as would not, in the aggregate, have or reasonably be expected to have, a Company Material Adverse Effect, the Company and its Subsidiaries (i) have timely filed all federal, state and foreign Tax returns required to be filed by any of them for Tax years ended prior to the date of this Agreement or requests for extensions have been timely filed and any such request has been granted and has not expired, and all such returns are correct and complete and (ii) have paid or accrued in accordance with GAAP all Taxes shown to be due and payable on such returns.

     (b) There is no dispute or claim concerning any Tax liability of any of the Company and its Subsidiaries claimed or raised by any authority in writing.

     (c) No written claims that, in the aggregate, could reasonably be expected to have a Company Material Adverse Effect have been made by an authority in a jurisdiction where any of the Company and its Subsidiaries does not file Tax returns that it is or may be subject to Taxation by that jurisdiction.

     (d) None of the Company and its Subsidiaries has waived any statute of limitations in respect of income Taxes or agreed to any extension of time with respect to an income Tax assessment or deficiency.

     (e) Neither the Company nor any of its Subsidiaries has taken or agreed to take any action, nor does the Company have any knowledge of any fact or circumstance with respect to the Company or its Subsidiaries, which would prevent the Parent Merger or the Alternative Merger from qualifying as a "reorganization" within the meaning of Section 368 of the Code.

     Section 3.17 Public Utility Holding Company Act of 1935. The Company is not a "holding company," a "subsidiary company" of a "holding company," or an "affiliate of a holding company," or a "public utility company" as such terms are defined in the Public Utility Holding Company Act of 1935, as amended, and rules and regulations thereunder (the "Holding Company Act").

     Section 3.18 Restrictions on Business Activities. Except for this Agreement or as set forth in the Company SEC Reports filed prior to the date of this Agreement, there is no judgment, injunction, order or decree or material agreement (including, without limitation, agreements containing provisions restricting the Company or any of its Subsidiaries from entering or engaging in any line of business, agreements containing geographic restrictions on the Company's or any of its Subsidiaries' ability to operate their respective businesses and agreements containing rights of first refusal, rights of first offer, exclusivity, "requirements" or similar provisions) binding upon the Company or any of its Subsidiaries which has or would reasonably be expected to have the effect of materially prohibiting or impairing the conduct of the businesses of the Company or any of its Subsidiaries or, to the Company's knowledge, after the Effective Time, Parent or any of its Subsidiaries, taken together.

     Section 3.19 Year 2000. Except as set forth in the Company SEC Reports filed prior to the date of this Agreement, the systems operated or used by the Company or any of its Subsidiaries are capable of providing or are being adapted to provide uninterrupted millennium functionality on or after January 1, 2000 to share, record, process and present data in substantially the same manner and with the same functionality as such systems share, record, process and present such data on or before December 31,

1999, except, in the aggregate, as would not have, or reasonably be expected to have, a Company Material Adverse Effect. The costs of the adaptations referred to in the prior sentence, in the aggregate, will not have a Company Material Adverse Effect.

     Section 3.20 Accounting Matters. Neither the Company nor any of its Subsidiaries has taken or agreed to take action, nor does the Company have any knowledge of any fact or circumstance with respect to the Company or its Subsidiaries, which would prevent the business combination to be effected pursuant to the Parent Merger from being accounted for as a pooling-of-interests under GAAP or the rules and regulations of the SEC. Ernst & Young LLP ("E&Y") has advised the Company that it is not aware as of the date of this Agreement of any reason why E&Y would be unable to deliver at the Closing the letter referred to in the second sentence of Section 6.13(b).

                                   ARTICLE IV

     Except as set forth in the corresponding sections or subsections of the disclosure letter, dated the date of this Agreement, delivered by Parent to the Company (the "Parent Disclosure Letter"), Parent hereby represents and warrants to the Company as follows:

          Section 4.1 Organization and Qualification; Subsidiaries. (a) Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of the Subsidiaries of Parent is a corporation or other business entity duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, and each of Parent and its Subsidiaries has the requisite corporate or similar organizational power and authority to own, operate or lease its properties and to carry on its business as it is now being conducted, and is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned, operated or leased or the nature of its activities makes such qualification necessary, except as would not, in the aggregate, have, or reasonably be expected to have, a Parent Material Adverse Effect (as defined in Section 9.3).

          (b) Except as disclosed in the Parent SEC Reports (as defined in Section 4.6) filed prior to the date hereof, and except as would not, in the aggregate, have, or reasonably be expected to have, a Parent Material Adverse Effect, (i) all of the outstanding shares of capital stock and other equity securities) of the Subsidiaries of Parent are owned, directly or indirectly, by Parent free and clear of all liens, pledges, security interests, or other encumbrances, (ii) all of the outstanding shares of capital stock or other equity securities of the Subsidiaries of Parent have been validly issued and are fully paid and nonassessable, (iii) there are no subscriptions, options, warrants, calls, commitments, agreements, conversion rights or other rights of any character (contingent or otherwise) entitling any person to purchase or otherwise acquire from Parent or any of its Subsidiaries at any time, or upon the happening of any stated event, any shares of capital stock or other equity securities of any of the Subsidiaries of Parent and there are no outstanding obligations, contingent or otherwise, of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or other equity securities, or any securities convertible, exchangeable or exercisable for or into shares of capital stock or other equity securities, of any Subsidiary of Parent. There are no outstanding obligations, contingent or otherwise, of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or other equity securities, or any securities convertible, exchangeable or exercisable for or into, shares of capital stock or other equity securities of any Subsidiary of Parent.

          Section 4.2 Restated Certificate of Incorporation and By-laws of Parent. Parent has furnished or otherwise made available to the Company a complete and correct copy of Parent's Restated Certificate of Incorporation and By-laws, in each case as amended to the date of this Agreement. Such Restated Certificate of Incorporation and By-laws of Parent and all similar organizational documents of Subsidiaries of Parent are in full force and effect. Parent is not in violation of its Restated Certificate of Incorporation or By-laws and, except as would not, in the aggregate, have, or reasonably be expected to have, a Parent material Adverse Effect, none of the Subsidiaries of Parent is in violation of any similar organizational documents of Subsidiaries of Parent.

          Section 4.3 Capitalization. (a) The authorized capital stock of Parent consists of 275,000,000 shares of Parent Common Stock and 25,000,000 shares of serial Preferred Stock, par value $.01 per share (the "Parent Preferred Stock"). 2,750,000 shares of the Parent Preferred Stock have been designated as "Series A Junior Participating Preferred Stock" and, other than as contemplated or permitted hereby, no other shares of Parent Preferred Stock are subject to any designation. At the close of business on March 12, 1999, 122,359,989 shares of Parent Common Stock (including 1,360,000 shares held in Parent's Benefit Protection Trust), and no shares of Parent Preferred Stock, were issued and outstanding. 2,869,162 shares of Parent Common Stock and no Shares of Parent Preferred Stock are held by Parent in its treasury. No shares of capital stock of Parent are held by any of Parent's Subsidiaries. All of the issued and outstanding shares of Parent Common Stock are validly issued, fully paid, nonassessable and free of preemptive rights. At the close of business on March 12, 1999, 9,610,855 Parent Options, exercisable for 9,610,855 shares of Parent Common Stock, in the aggregate, were outstanding. As of the date of this Agreement, other than (i) the options granted pursuant to the Parent Stock Option Agreement,
     (ii) the preferred stock purchase rights (none of which are exercisable) issued pursuant to the Amended and Restated Shareholder Rights Agreement (the "Parent Rights Agreement"), effective January 20, 1999, between the Parent and BankBoston, N.A., as rights agent, (iii) the 6,500,000 4 3/4% Trust Convertible Preferred Securities of El Paso Energy Capital Trust I (the "Parent Trust Securities") (and the underlying 4 3/4% Subordinated Convertible Debentures due 2028 of Parent in the aggregate principal amount of $325 million) outstanding and (iv) the Parent Options, the Parent does not have outstanding any subscriptions, options, warrants, calls, commitments, agreements, conversion rights or other rights of any character (contingent or otherwise) entitling any person to purchase or otherwise acquire from Parent or any of its Subsidiaries at any time, or upon the happening of any stated event, any shares of the capital stock of Parent (each of the foregoing, a "Parent Equity Equivalent Security"). From the close of business on March 12, 1999 through the date of this Agreement, no shares of Parent Common Stock have been issued, sold or otherwise transferred by Parent (except in connection with the exercise, conversion or exchange of outstanding Parent Equity Equivalent Securities).

          (b) As of the date of this Agreement, there are no outstanding obligations, contingent or otherwise, of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Parent Common Stock or any Parent Equity Equivalent Securities (except in connection with the exercise, conversion or exchange of outstanding Parent Equity Equivalent Securities). As of the date of this Agreement, there are no bonds, debentures, notes or other indebtedness issued and outstanding having the right to vote together with Parent's stockholders on any matter in respect of which the Parent's stockholders are entitled to vote.

          Section 4.4  Power and Authority; Authorization; Valid and
     Binding. Parent has the necessary corporate power and authority to execute and deliver this Agreement and the Stock Option Agreements and to perform its obligations hereunder and thereunder, as applicable, except that the consummation of Parent Merger is subject to the approval of the stockholders of Parent as set forth in Section 4.13(c). The execution and delivery of this Agreement and the Stock Option Agreements by Parent, and the performance by it of its obligations hereunder and thereunder, as applicable, have been duly authorized by all necessary corporate action on the part of Parent, except that the consummation of Parent Merger is subject to the approval of the stockholders of Parent as set forth in
     Section 4.13(c). This Agreement and the Stock Option Agreements have been duly executed and delivered by Parent, and assuming the corporate authority of, and the due authorization, execution and delivery by, the Company, each of such agreements constitutes a legal, valid and binding obligation of Parent enforceable against Parent in accordance with the terms hereof or thereof, as applicable, subject to bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

          Section 4.5 No Conflict; Required Filings and Consents. (a) The execution and delivery by Parent of this Agreement and the Stock Option Agreements do not and will not, and the performance by Parent of its obligations hereunder and thereunder do not and will not, (i) violate or conflict with the Restated Certificate of Incorporation or By-laws of Parent, (ii) subject to obtaining or making the notices, reports, filings, waivers, consents, approvals or authorizations referred to in paragraph (b) below and to the adoption of this Agreement by Parent's stockholders as set forth in Section 4.13(c) in connection with a Parent Merger, conflict with or violate any law, regulation, order, judgment or decree applicable to Parent or any of its Subsidiaries or by which any of their respective property is bound or affected, (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, impair Parent's or any of its Subsidiaries' rights under or alter the rights or obligations of any other party to, give to others any rights of termination, cancellation, vesting, modification, alteration or acceleration of any obligation under, result in the creation of a lien, claim or encumbrance on any of the properties or assets of Parent or any of its Subsidiaries pursuant to, require the consent of any other party to, or result in any obligation on the part of Parent or any of its Subsidiaries to repurchase (with respect to a debenture, bond or note), pursuant to any agreement, contract, instrument, debenture, bond, note, indenture, permit, license or franchise to which Parent or any of its Subsidiaries is a party or by which Parent, any of its Subsidiaries or any of their respective property is bound or affected, except, in the case of clauses (ii) and (iii) above, as would not, in the aggregate, have, or reasonably be expected to have, a Parent Material Adverse Effect.

          (b) Except for (i) applicable filings required under the premerger notification requirements of the HSR Act, (ii) required filings with and approvals of the FERC, (iii) applicable filings and approvals under federal, state, local or foreign regulatory laws, and applicable requirements of foreign, state or local public utility or similar commissions or agencies, all of which are set forth in the Parent Disclosure Letter, (iv) the filing of a certificate of merger with respect to the Applicable Transaction as required by the DGCL, (v) filings with the SEC under the Securities Act and the Exchange Act, (vi) applicable filings with the NYSE, and (vii) any filings required or approvals necessary pursuant to any state securities or "blue sky" laws, neither Parent nor any of its Subsidiaries is required to submit any notice, report or other filing to any Governmental Entity, and no waiver, consent, approval, order or authorization of any Governmental Entity is required to be obtained by Parent or any of its Subsidiaries, in connection with the execution, delivery or performance of this Agreement except for such notices, reports, filings, waivers, consents, approvals or authorizations that, if not made or obtained, would not, in the aggregate, have, or reasonably be expected to have, a Parent Material Adverse Effect.

          Section 4.6 SEC Reports; Financial Statements. (a) Parent (with respect to the period prior to August 1, 1998, for purposes of this Section 4.6, all references to the "Parent" shall be deemed to refer to El Paso Natural Gas Company) has filed all forms, reports, statements, schedules and other documents (including all annexes, exhibits, schedules, amendments and supplements thereto) required to be filed by it with the SEC since January 1, 1997, has delivered or made available to the Company all forms, reports, statements, schedules and other documents (except for preliminary materials) (including all annexes, exhibits, schedules, amendments and supplements thereto) filed by it with the SEC since January 1, 1997 (such forms, reports, statements, schedules and documents filed by Parent with the SEC, including any such forms, reports, statements, schedules and other documents filed by Parent with the SEC after the date of this Agreement and prior to the Closing Date, are referred to herein, collectively, as the "Parent SEC Reports"), and with respect to the Parent SEC Reports filed by Parent after the date of this Agreement and prior to the Closing Date, will deliver or make available to the Company all of such Parent SEC Reports in the form filed with the SEC. As of their respective filing dates, the Parent SEC Reports (including all information incorporated therein by reference) (i) complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as applicable, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

          (b) Each of the consolidated balance sheets of Parent and its Subsidiaries (including all related notes) included in the financial statements contained in the Parent SEC Reports (or incorporated therein by reference) present fairly, in all material respects, the consolidated financial position of Parent and its Subsidiaries as of the respective dates indicated, and each of the consolidated statements of income, consolidated statements of cash flows and consolidated statements of changes in stockholders' equity of Parent and its Subsidiaries (including all related notes) contained in such financial statements present fairly, in all material respects, the consolidated results of operations, cash flows and changes in stockholders' equity of Parent and its Subsidiaries for the respective periods indicated, in each case in conformity with GAAP applied on a consistent basis throughout the periods involved (except for changes in accounting principles disclosed in the notes thereto) and the rules and regulations of the SEC, except that unaudited interim financial statements are subject to normal and recurring year-end adjustments and any other adjustments described therein and do not include certain notes and other information which may be required by GAAP but which are not required under the Exchange Act. The financial statements included in the Parent SEC Reports are in all material respects in accordance with the books and records of Parent and its Subsidiaries.

          (c) Notwithstanding the foregoing, no representation or warranty is being made in this Section 4.6 with respect to information or statements (including financial information and statements) that are provided by the Company and set forth in any Parent SEC Report filed after the date hereof or with respect to any Company SEC Reports incorporated therein by reference.

          Section 4.7 Absence of Certain Changes. Except as disclosed in the Parent SEC Reports filed prior to the date of this Agreement and as otherwise contemplated or permitted hereby, since December 31, 1998, (a) Parent and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of such businesses and there have not been any changes to the condition (financial or otherwise), assets, liabilities, business or results of operations of Parent and its Subsidiaries, or any other developments with respect to Parent or any of its Subsidiaries, in each case whether or not in the ordinary course of business, that, in the aggregate with all other changes and developments, have had, or would reasonably be expected to have, a Parent Material Adverse Effect, and (b) there has not been (i) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) in respect of any shares of the capital stock or other equity securities, or any securities convertible, exercisable or exchangeable for or into shares of capital stock or other equity securities, of Parent or any of its Subsidiaries, other than (x) regular quarterly cash dividends of $.20 per share in respect of the outstanding Parent Common Stock and (y) dividends and distributions by wholly owned Subsidiaries of Parent; (ii) any change by Parent to its accounting policies, practices or methods; (iii) other than in connection with the exercise, exchange or conversion of Parent Equity Equivalent Securities, any repurchase, redemption or other acquisition of any shares of capital stock or other equity securities or any securities convertible, exchangeable or exercisable for or into shares of capital stock or other equity securities, of Parent or any of its Subsidiaries; or (iv) except as required by applicable law or pursuant to contractual obligations existing as of September 30, 1998, (w) any execution, establishment, adoption or amendment of, or acceleration of rights or benefits under, any agreement relating to severance, any Parent Employee Plan, any employment or consulting agreement or any collective bargaining agreement, (x) any increase in the compensation payable or to become payable to any officer, director or employee of Parent or any of its Subsidiaries (except increases in the ordinary course of business), (y) any grant of any severance or termination paid to any officer or director of Parent, or (z) any grant of any stock options or other equity related awards other than in the ordinary course consistent with past practice; or (v) any agreement or commitment entered into with respect to the foregoing.

          Section 4.8 Litigation; Liabilities. (a) Except as disclosed in the Parent SEC Reports filed prior to the date of this Agreement, there are no civil, criminal or administrative actions, suits, claims,
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

     proceedings, or investigations pending or, to the knowledge of Parent, threatened, against Parent or any of its Subsidiaries or any of their respective properties, except as would not, in the aggregate, have, or reasonably be expected to have, a Parent Material Adverse Effect.

          (b) Except as set forth in the Parent SEC Reports filed prior to the date of this Agreement, neither Parent nor any of its Subsidiaries has or is subject to any liabilities (absolute, accrued, contingent or otherwise), except liabilities (a) adequately reflected on the unaudited consolidated balance sheet of Parent and its Subsidiaries (including any related notes thereto) as of December 31, 1998 included in Parent's Annual Report of Form 10-K for the quarter ended December 31, 1998, or (b) which, in the aggregate, would not have, or reasonably be expected to have, a Parent Material Adverse Effect.

          Section 4.9 Compliance; Permits. (a) Except as disclosed in the Parent SEC Reports filed prior to the date of this Agreement, neither Parent nor any of its Subsidiaries is in conflict with, or in default or violation of, (i) any law, rule, regulation, order, judgment or decree applicable to Parent or any of its subsidiaries or by which its or any of their respective assets or properties is bound or affected or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise, easement, right-of-way or other instrument or obligation to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries or its or any of their respective assets or properties is bound or affected, except for such conflicts, defaults or violations which, in the aggregate, would not have, or reasonably be expected to have, a Parent Material Adverse Effect.

          (b) Except as disclosed in the Parent SEC Reports filed prior to the date of this Agreement, Parent and its Subsidiaries hold all permits, licenses, easements, rights-of-way, variances, exemptions, consents, certificates, orders and approvals which are material to the operation of the businesses of Parent and its Subsidiaries (collectively, the "Parent Permits"), except where the failure to hold such Parent Permits, in the aggregate, would not have, or reasonably be expected to have, a Parent Material Adverse Effect. Parent and its Subsidiaries are in compliance with the terms of the Parent Permits, except as described in the Parent SEC Reports filed prior to the date hereof or where the failure to so comply, in the aggregate, would not have, or reasonably be expected to have, a Parent Material Adverse Effect.

          Section 4.10 Employee Matters; ERISA. (a) The Parent Disclosure Letter lists all employee pension benefit plans (as defined in Section 3(2) of ERISA), all employee welfare benefit plans (as defined in Section 3(1) of ERISA), all bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, severance and other or similar material fringe or employee benefit plans, programs or arrangements, all consulting agreements with former officers and directors of Parent and all employment, termination, change-in-control or severance agreements, in each case, pursuant to which Parent or any of its Subsidiaries may have any liability material to Parent and its Subsidiaries, taken as a whole (together, the "Parent Employee Plans"), excluding, however, employee benefit plans that are primarily subject to the laws of any jurisdiction outside the United States.

          (b) Except as disclosed in the Parent SEC Reports filed prior to the date hereof, no material liability under Title IV of ERISA has been or is reasonably expected to be incurred by the Parent or any Subsidiary of the Parent or any entity which is considered a single employer with the Parent or any Subsidiary of the Parent under Section 4001(a)(15) of ERISA or
     Section 414 of the Code (a "Parent ERISA Affiliate"), other than liabilities for premium payments to the PBGC and liabilities that have previously been satisfied.

          (c) Except as disclosed in the Parent SEC Reports filed prior to the date of this Agreement, none of the Parent Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person, other than health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA, and none of the Parent Employee Plans is a "multiemployer plan" as such term is defined in Section 3(37) of ERISA. Except as set forth in the Parent SEC Reports filed prior to the date of this Agreement and except, in the aggregate, as would not have, or reasonably be expected to have, a Parent Material Adverse Effect, (i) no party in interest or disqualified person (as defined in Section 3(14) of ERISA and Section 4975 of the Code) has at any time engaged in a transaction with respect to any Parent Employee Plan which could subject Parent or any Parent ERISA Affiliate, directly or indirectly, to any tax, penalty or other liability for prohibited transactions under ERISA or
     Section 4975 of the Code; (ii) no fiduciary of any Parent Employee Plan has breached any of the responsibilities or obligations imposed upon fiduciaries under Title I of ERISA; (iii) all Parent Employee Plans have been established and maintained substantially in accordance with their terms and have operated in compliance with the requirements of applicable law, and Parent and its Subsidiaries have performed all obligations required to be performed by them under and are not in default under or in violation of any of Parent Employee Plans; (iv) each Parent Employee Plan which is intended to be qualified under Section 401(a) of the Code is so qualified, is the subject of a favorable determination letter from the IRS, and, to Parent's knowledge, nothing has occurred which may reasonably be expected to result in the revocation of such determination; (v) all contributions required to be made with respect to any Parent Employee Plan pursuant to Section 412 of the Code and Section 302 of ERISA, or pursuant to the terms of Parent Employee Plan or any collective bargaining agreement, have been made on or before their due dates (including any extensions thereof); (vi) with respect to each Parent Employee Plan, no "reportable event" within the meaning of Section 4043 of ERISA (excluding any such event for which the 30 day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred for which there is any outstanding liability to Parent or any Parent ERISA Affiliate, nor would the execution, delivery or consummation of the transactions contemplated hereby constitute a reportable event for which the 30-day requirement has not been waived; and (vii) no Parent Employee Plan is under audit or investigation by the IRS, the Department of Labor or the PBGC nor, to the knowledge of Parent, is any such audit or investigation threatened.

          (d) The Parent Disclosure Letter sets forth a true and complete list of each current or former officer or director of Parent or any of its Subsidiaries who holds (i) any Parent Option as of the date of this Agreement, together with the number of shares of Parent Common Stock subject to such option, the exercise price of such option, the vested and unvested portion of such option, whether such option is intended to qualify as an incentive stock option within the meaning of Section 422(b) of the Code, and the expiration date of such option; or (ii) any shares of Parent Common Stock that are restricted and the date(s) of lapse of such restrictions. The Parent Disclosure Letter also sets forth the number of options outstanding as of the date hereof and the different exercise prices and expiration dates for such options. In addition, the Parent Disclosure Letter sets forth, in the aggregate, the number of shares of Parent Common Stock underlying (i) all other outstanding rights under Parent Employee Plans (other than plans that are qualified plans under Section 401(a) of the Code) to receive shares of Parent Common Stock, to the extent that such shares of Parent Common Stock are not included in the number of shares set forth in the second sentence of Section 4.3, and (ii) compensation based on the value of shares of Parent Common Stock.

          (e) The PBGC has not notified Parent regarding the institution of proceedings to terminate any Parent Employee Plan that is subject to Title IV of ERISA (each, a "Parent Defined Benefit Plan"). The Parent Defined Benefit Plans have no accumulated or waived funding deficiencies within the meaning of Section 412 of the Code nor have any extensions of any amortization period within the meaning of Section 412 of the Code or 302 of ERISA been applied for with respect thereto.

          (f) To the knowledge of Parent, all employee benefit plans of Parent and any of its Subsidiaries that are primarily subject to the laws of any jurisdiction outside of the United States have been maintained in compliance with all applicable law (including, if they are intended to qualify for special tax treatment, applicable tax laws), except for noncompliance that would not individually or in the aggregate have a Parent Material Adverse Effect.

          (g) The execution and delivery of, and performance of the transactions contemplated in, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) (i) constitute an event under any Parent Employee Plan, trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any current or former employee of Parent or any Subsidiary of Parent, or (ii) result in the triggering or imposition of any restrictions or limitations on the right of the Parent or any Subsidiary of Parent to amend or terminate any Parent Employee Plan. No payment or benefit which is required to be paid or distributed, prior to or after the Closing, by Parent, the Company, the Parent Surviving Corporation or any of their respective Subsidiaries under any Parent Employee Plan or any other plan, program or arrangement of Parent to any current or former employee of Parent or any Subsidiary of Parent will be characterized as an "excess parachute payment," within the meaning of Section 280G(b)(1) of the Code.

          Section 4.11 Labor Matters. Except as set forth in the Parent SEC Reports filed prior to the date of this Agreement, (i) there are no controversies pending or, to the knowledge of Parent, threatened, between Parent or any of its Subsidiaries and any of their respective employees, which controversies, in the aggregate, have had, or would reasonably be expected to have, a Parent Material Adverse Effect; (ii) neither Parent nor any of its Subsidiaries is in breach of any material collective bargaining agreement or other labor union contract applicable to persons employed by Parent or its Subsidiaries which, in the aggregate, would have, or reasonably be expected to have, a Parent Material Adverse Effect, nor does Parent know of any activities or proceedings of any labor union to organize any significant number of such employees; and (iii) neither Parent nor any of its Subsidiaries is in breach of any material collective bargaining agreement or other labor union contract, nor does Parent have any knowledge of any strikes, slowdowns, work stoppages, lockouts, or threats thereof, by or with respect to any employees of Parent or any of its Subsidiaries except, in the aggregate, as would not have, or reasonably be expected to have, a Parent Material Adverse Effect.

          Section 4.12 Environmental Matters. Except as set forth in the Parent SEC Reports filed prior to the date of this Agreement and except for those matters, in the aggregate, that would not have, or reasonably be expected to have, a Parent Material Adverse Effect:

             (a) Parent and each of its Subsidiaries, and, to the knowledge of Parent, their respective predecessors, if any, have been at all times operated, and are, in full compliance in all material respects with all applicable Environmental Laws, including all limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in all applicable Environmental Laws.

             (b) Parent and each of its Subsidiaries have obtained, are in compliance with, and have made all appropriate filings for issuance or renewal of, all material Environmental Permits, including, without limitation, those regulating emissions, discharges, or releases of Hazardous Substances, or the use, storage, treatment, transportation, release, emission and disposal of raw materials, by-products, wastes and other substances used or produced by or otherwise relating to the business of Parent or any of its Subsidiaries.

             (c) All of Parent's and its Subsidiaries' owned or, to the knowledge of Parent, leased real property is free of any Hazardous Substances (except those authorized pursuant to and in accordance with Environmental Permits held by Parent and its Subsidiaries) and free of all contamination arising from, relating to, or resulting from any release, discharge or emission of Hazardous Substances.

             (d) There are no claims, notices, civil, criminal or administrative actions, suits, hearings, investigations, inquiries or proceedings pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries that are based on or related to any Environmental Matters or the failure to have any required Environmental Permits.


             (e) There are no past or present conditions, events, circumstances, facts, activities, practices, incidents, actions, omissions or plans:
        (1) that are reasonably likely to give rise to any liability or other obligation under any Environmental Laws that may require Parent or any of its Subsidiaries to incur any actual or potential Environmental Costs, or (2) that are reasonably likely to form the basis of any claim, action, suit, proceeding, hearing, investigation or inquiry against or involving Parent or any of its Subsidiaries based on or related to any Environmental Matter or that could require Parent or any of its Subsidiaries to incur any Environmental Costs.

             (f) There are no underground or aboveground storage tanks, incinerators or surface impoundments at, on, or about, under or within any real property owned, operated or controlled in whole or in part by Parent or any of its Subsidiaries.

             (g) Neither Parent nor any of its Subsidiaries has received any notice (written or oral) or other communication that any of them is or may be a potentially responsible person or otherwise liable in connection with any waste disposal site allegedly containing any Hazardous Substances, or other location used for the disposal of any Hazardous Substances, or notice of any failure of Parent or any of its Subsidiaries to comply in any material respect with any Environmental Law or the requirements of any Environmental Permit.

             (h) Neither Parent nor any of its Subsidiaries has used any waste disposal site, or otherwise disposed of, transported, or arranged for the transportation of, any Hazardous Substances to any place or location, or in violation of any Environmental Laws.

             (i) Neither Parent nor any of its Subsidiaries has been in violation of any Environmental Laws, nor has it been requested or required by any Governmental Entity to perform any investigatory or remedial activity or other action in connection with any actual or alleged release of Hazardous Substances or any other Environmental Matter.

          Section 4.13 Board Action; Vote Required. (a) Parent's Board of Directors has unanimously approved (including, with respect to the Company and its affiliates and associates, for purposes of Section 203 of the DGCL,
     Article 12 of Parent's Restated Certificate of Incorporation and paragraph 6 of the Confidentiality Agreement) this Agreement, the Stock Option Agreements, the Voting Agreements and the transactions contemplated hereby and thereby, has adopted a resolution in accordance with Section 151 of the DGCL providing for the issuance, in the event the Alternative Merger is consummated, of shares of Parent Preferred Stock having the powers, rights, designations and preferences and the qualifications, limitations and restrictions described in the Certificate of Designation, has determined that the transactions contemplated hereby and, in the event the Alternative Merger is consummated, the issuance of shares of Parent Common Stock, Parent Preferred Stock and the Depositary Shares pursuant thereto are fair to and in the best interests of Parent and its stockholders and has resolved to recommend to its stockholders that they vote in favor of this Agreement and the Parent Merger. No "fair price," "moratorium," "control share acquisition" or other similar anti-takeover statute applicable to Parent will prevent or otherwise delay the consummation of the transaction as contemplated hereby.

          (b) The Board of Directors of Parent has taken all necessary actions such that, (i) none of the Company or any of its affiliates shall become an "Acquiring Person" (each as defined in the Parent Rights Agreement), and
     (ii) no "Distribution Date," "Stock Acquisition Date" or "Triggering Event" (each as defined in the Parent Rights Agreement) shall have occurred or shall occur, in each case by reason of the execution, delivery or performance of this Agreement or the Stock Option Agreements or any announcement thereof.

          (c) The affirmative vote of the holders of a majority of all outstanding shares of Parent Common Stock is necessary to approve and adopt this Agreement and the Parent Merger. Such vote is the only vote or approval of holders of shares of any class or series of Parent's capital stock required in connection with this Agreement, the Stock Option Agreements, the Voting Agreements and the transactions contemplated hereby and thereby. No vote of the holders of shares of Parent Common Stock is necessary in connection with the Alternative Merger.

          Section 4.14 Opinion of Financial Advisor. The Board of Directors of Parent has received the written opinion of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), dated as of the date of this Agreement, to the effect that, subject to the qualifications and limitations contained therein, as of the date of this Agreement, the Exchange Ratio pursuant to the Parent Merger and the consideration to be paid by Parent in the Alternative Merger, as the case may be, in each case is fair to Parent from a financial point of view.

          Section 4.15 Brokers. DLJ is the only broker, finder or investment banker or other person entitled to any brokerage, finder's, investment banking or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or any of its Subsidiaries. Parent has previously provided to the Company a copy of the letter agreement between DLJ and Parent giving rise to a fee to DLJ.

          Section 4.16 Tax Matters. (a) Except as would not, in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect, Parent and its Subsidiaries (i) have timely filed all federal, state and foreign Tax returns required to be filed by any of them for Tax years ended prior to the date of this Agreement or requests for extensions have been timely filed and any such request has been granted and has not expired, and all such returns are correct and complete and (ii) have paid or accrued in accordance with GAAP all Taxes shown to be due and payable on such returns.

          (b) There is no dispute or claim concerning any Tax liability of any of Parent and its Subsidiaries claimed or raised by any authority in writing.

          (c) No written claims that, in the aggregate, could reasonably be expected to have a Parent Material Adverse Effect have been made by an authority in a jurisdiction where any of Parent and its Subsidiaries does not file Tax returns that it is or may be subject to Taxation by that jurisdiction.

          (d) None of Parent and its Subsidiaries has waived any statute of limitations in respect of income Taxes or agreed to any extension of time with respect to an income Tax assessment or deficiency.

          (e) Neither Parent nor any of its Subsidiaries has taken or agreed to take any action, nor does Parent have any knowledge of any fact or circumstance with respect to Parent or its Subsidiaries, which would prevent Parent Merger or the Alternative Merger from qualifying as a "reorganization" within the meaning of Section 368 of the Code.

          Section 4.17 Public Utility Holding Company Act of 1935. Parent is not a "holding company," a "subsidiary company" of a "holding company," an "affiliate of a holding company," or a "public utility company," as such terms are defined in the Holding Company Act.

          Section 4.18 Restrictions on Business Activities. Except for this Agreement or as set forth in Parent SEC Reports filed prior to the date of this Agreement, there is no judgment, injunction, order or decree or material agreement (including, without limitation, agreements containing provisions restricting Parent or any of its Subsidiaries from entering or engaging in any line of business, agreements containing geographic restrictions on Parent's or any of its Subsidiaries' ability to operate their respective businesses and agreements containing rights of first refusal, rights of first offer, exclusivity, "requirements" or similar provisions) binding upon Parent or any of its Subsidiaries which has or would reasonably be expected to have the effect of materially prohibiting or impairing the conduct of the business of Parent or any of its Subsidiaries or, to the knowledge of Parent, after the Effective Time, Parent or any of its Subsidiaries, taken together.

          Section 4.19 Year 2000. Except as set forth in the Parent SEC Reports filed prior to the date of this Agreement, the systems operated or used by Parent or any of its Subsidiaries are capable of providing or are being adapted to provide uninterrupted millennium functionality on or after January 1, 2000 to share, record, process and present data in substantially the same manner and with the same functionality as such systems share, record, process and present such data falling on or before December 31, 1999, except, in the aggregate, as would not have, or reasonably be expected to have, a Parent Material Adverse Effect. The costs of the adaptations referred to in the prior sentence, in the aggregate, will not have a Parent Material Adverse Effect.

          Section 4.20 Accounting Matters. Neither Parent nor any of its Subsidiaries has taken or agreed to take any action, nor does Parent have any knowledge of any fact or circumstance with respect to Parent or its Subsidiaries, which would prevent the business combination to be effected pursuant to the Parent Merger from being accounted for as a pooling-of-interests under GAAP or the rules and regulations of the SEC. PricewaterhouseCoopers LLP ("PWC") has advised Parent that it is not aware as of the date of this Agreement of any reason why PWC would be unable to deliver at the Closing the letter referred to in the second sentence of
     Section 6.13(a).

                                   ARTICLE V

     Section 5.1 Interim Operations of the Company. Between the date of this Agreement and the Effective Time, the Company shall, and shall cause each of its Subsidiaries to (unless Parent shall otherwise approve in writing or except as otherwise contemplated by this Agreement or disclosed in the Company Disclosure Letter):

          (i) conduct its business in all material respects in the ordinary course consistent with past practice and, to the extent consistent therewith, use reasonable best efforts to (x) preserve intact its business organization, (y) keep available the services of its officers and employees and (z) maintain its existing relations and goodwill with customers, suppliers, regulators, distributors, creditors, lessors and others having business dealings with it; provided that the failure of any officer or employee of the Company or its Subsidiaries to remain an officer or employee of the Company or its Subsidiaries shall not constitute a breach of this covenant;

          (ii) not (A) amend the Restated Certificate of Incorporation or By-laws of the Company; (B) split, combine, subdivide or reclassify its outstanding shares of capital stock or other equity securities; (C) declare, set aside or pay any dividend or distribution payable in cash, stock or property in respect of any of its shares of capital stock or other equity securities, or securities convertible into, exercisable for or exchangeable for, any of its shares of capital stock or other equity securities, other than (x) quarterly cash dividends of $.27 per share in respect of the outstanding shares of Company Common Stock, declared, set aside and paid at such times during the quarter as is consistent with past practice, and (y) dividends and distributions by wholly owned Subsidiaries of the Company; (D) repurchase, redeem or otherwise acquire or permit any of its Subsidiaries to purchase, redeem or otherwise acquire, any shares of its capital stock or other equity securities, or securities convertible into, exercisable for or exchangeable for, any of its shares of capital stock or other equity securities (it being understood that this clause (D) shall not prohibit the exercise, exchange or conversion of Company Equity Equivalent Securities); or (E) enter into any agreement or letter of intent, agreement in principle or similar arrangement to sell, transfer or otherwise dispose of, or purchase or otherwise acquire, in the aggregate, a material amount of assets or properties or any material business by merger, consolidation, transfer or acquisition of shares of capital stock or otherwise;

          (iii) not take any action that to the knowledge of the Company would prevent the business combination to be effected pursuant to the Parent Merger from qualifying for pooling of interests accounting treatment under GAAP and the rules and regulations of the SEC or would prevent the business combination to be effected pursuant to the Parent Merger or the Alternative Merger, as applicable, from qualifying as a "reorganization" within the meaning of Section 368 of the Code;

          (iv) except as required by applicable law or pursuant to contractual obligations in effect as of the date of this Agreement, not (A) execute, establish, adopt or amend, or accelerate rights or benefits under, any agreement relating to severance or change-in-control, any Company Employee Plan, any employment or consulting agreement with current or former officers or directors or any collective bargaining agreement, (B) increase the compensation payable or to become payable to any of its officers, directors or employees (except for increases in the ordinary course of business consistent with past practices), (C) grant any severance or termination pay to any officer or director of the Company, or (D) grant any stock options or other equity related awards;

          (v) not issue, deliver, grant, sell, pledge or otherwise dispose of shares of any class of its capital stock, other equity securities, or any securities convertible, exercisable or exchangeable for or into, any such shares or other equity securities, except upon the exercise, exchange or conversion of Company Equity Equivalent Securities;

          (vi) not change its accounting policies, practices or methods except as required by GAAP or by the rules and regulations of the SEC;

          (vii) not (x) take any action to amend the Company Rights Agreement,
     (y) redeem the rights subject to the Company Rights Agreement, or (z) take any action to render inapplicable, or to exempt any third party from, any provision of the Restated Certificate of Incorporation of the Company or any statute referred to in Section 6.15;

          (viii) not take any action that would be reasonably likely to result in any of the conditions set forth in Article VII of this Agreement not being satisfied or that would impair the ability of the Company to consummate the transactions contemplated hereby in accordance with the terms hereof or delay such consummation;

          (ix) not take any action to cause the shares of Company Common Stock to cease to be listed on the NYSE;

          (x) not waive any of its rights under, or release any other party from such other party's obligation under, or amend any provision of any standstill agreement;

          (xi) not issue, deliver, grant, sell, pledge or otherwise dispose of any bonds, debentures, notes or other indebtedness, in each case having the right to vote together with the Company's stockholders on any matter; and

          (xii) not enter into any commitments or agreements to do any of the foregoing.

     Section 5.2 Interim Operations of Parent. Between the date of this Agreement and the Effective Time, Parent shall, and shall cause each of its Subsidiaries to (unless the Company shall otherwise approve in writing or except as otherwise expressly contemplated by this Agreement or disclosed in the Parent Disclosure Letter):


          (i) conduct its business in all material respects in the ordinary course and, to the extent consistent therewith, use reasonable best efforts to (x) preserve intact its business organization, (y) keep available the services of its officers and employees and (z) maintain its existing relations and goodwill with customers, suppliers, regulators, distributors, creditors, lessors, and others having business dealings with it; provided that the failure of any officer or employee of Parent or its Subsidiaries to remain an officer or employee of Parent or its Subsidiaries shall not constitute a breach of this covenant;


          (ii) not (A) amend the Restated Certificate of Incorporation or By-laws of Parent; (B) split, combine, subdivide or reclassify its outstanding shares of capital stock or other equity securities; (C) declare, set aside or pay any dividend or distribution payable in cash, stock or property in respect of any of its shares of capital stock or other equity securities, or securities convertible into, exercisable for or exchangeable for, any of its shares of capital stock or other equity securities, other than (x) quarterly cash dividends of $.20 per share in respect of the outstanding shares of Parent Common Stock, declared, set aside and paid at such times during the quarter as is consistent with past practice, and (y) dividends and distributions by wholly owned Subsidiaries of Parent; (D) repurchase, redeem or otherwise acquire or permit any of its Subsidiaries to purchase, redeem or otherwise acquire, any shares of its capital stock or other equity securities, or securities convertible into, exercisable for or exchangeable for, any of its shares of capital stock or other equity securities (it being understood that this clause (D) shall not prohibit the exercise, exchange or conversion of Parent Equity Equivalent Securities); or (E) enter into any agreement, letter of intent, agreement in principle or similar agreement to sell, transfer or otherwise dispose of, or purchase or otherwise acquire assets of any business that generated net revenues or net income in the most recently completed fiscal year constituting, or is comprised of net assets having a book value equal to, 25% or more of the consolidated net revenue or net income of Parent for its most recently completed fiscal year, or the consolidated net assets of Parent, as applicable, by merger, consolidation, transfer or acquisition of shares of capital stock or otherwise;

          (iii) not take any action that to the knowledge of Parent would prevent the business combination to be effected pursuant to the Parent Merger from qualifying for pooling of interests accounting treatment under GAAP and the rules and regulations of the SEC or would prevent the business combination to be effected pursuant to the Parent Merger or the Alternative Merger, as applicable, from qualifying as a "reorganization" within the meaning of Section 368 of the Code;

          (iv) except as required by applicable law or pursuant to contractual obligations in effect as of the date of this Agreement, not (A) execute, establish, adopt or amend, or accelerate rights or benefits under, any agreement relating to severance or change-in-control or any Parent Employee Plan (provided that Parent and its Subsidiaries shall be permitted hereunder to (i) enter into or amend consulting, employment and collective bargaining agreements and (ii) to amend its Key Executive Severance Protection Plan and Employee Severance Protection Plan to exclude the employees of the Company and its Subsidiaries from participating therein following the Effective Time), (B) increase the compensation payable to any of its officers, directors or employees (except for increases in the ordinary course consistent with past practices), (C) grant any severance or termination pay to an officer or director of Parent, or (D) grant any stock options or other equity related awards;

          (v) not issue, deliver, grant, sell, pledge or otherwise dispose of shares of any class of its capital stock, other equity securities, or any securities convertible, exercisable or exchangeable for or into, any such shares as other equity securities, except (x) upon the exercise, exchange or conversion of Parent Equity Equivalent Securities, and (y) in connection with a purchase or acquisition permitted under Section 5.2 (ii)(E), provided that the issuance, delivery, grant, sale, pledge or other disposition does not require the approval of the stockholders of Parent under the rules of the NYSE or applicable law;

          (vi) not change its accounting policies, practices or methods except as required by GAAP or by the rules and regulations of the SEC;


          (vii) not (x) take any action to amend the Parent Rights Agreement,
     (y) redeem the rights subject to the Parent Rights Agreement or (z) take any action to render inapplicable, or to exempt any third party from, any provision of the Restated Certificate of Incorporation of Parent or any statute referred to in Section 6.15;


          (viii) not take any action to cause the shares of Parent Common Stock to cease to be listed on the NYSE;

          (ix) not take any action that would be reasonably likely to result in any of the conditions set forth in Article VII hereof not being satisfied or that would impair the ability of Parent to consummate the transactions contemplated hereby in accordance with the terms hereof or delay such consummation;

          (x) not waive any of its rights under, or release any other party from such other party's obligations under, or amend any provision of, any standstill agreement;

          (xi) not issue, deliver, grant, sell, pledge or otherwise dispose of any bonds, debentures, notes or other indebtedness, in each case having the right to vote together with Parent's stockholders on any matter; and

          (xii) not enter into any commitments or agreements to do any of the foregoing.

     Section 5.3 No Solicitation. (a) Neither the Company nor Parent shall, nor shall either permit its respective Subsidiaries to, or authorize any of its officers, directors, employees, accountants, counsel, investment bankers, financial advisors and other representatives ("Representatives") to, (i) directly or indirectly, initiate, solicit or encourage, or take any action to facilitate the making of any Takeover

Proposal (defined below), or (ii) directly or indirectly engage in negotiations or provide any confidential information or data to any person relating to any Takeover Proposal; provided, however, that at any time prior to the date of the Company's stockholders' meeting contemplated by Section 6.1 (the "Applicable Period"), in the case of the Company, or at any time prior to the date of Parent's stockholders' meeting contemplated by Section 6.1, in the case of Parent, the Company or Parent, as applicable, may, in response to a Superior Proposal (as defined below) which was not solicited by it and which did not otherwise result from a breach of this Section 5.3(a), and subject to providing prior written notice of its decision to take such action to the other party (the "Notice") and compliance with Section 5.3(c) following delivery of the Notice
(x) furnish information with respect to the Company or Parent, as applicable, and/or its Subsidiaries to any person making a Superior Proposal pursuant to a customary confidentiality agreement (as determined by such party after consultation with its outside counsel) and (y) participate in discussions or negotiations regarding such Superior Proposal.

          (b) (i) Neither the Board of Directors of the Company nor any committee thereof shall (x) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent, the approval or recommendation by the Board of Directors of the Company or any such committee of the Parent Merger, the Alternative Merger or this Agreement, (y) approve any letter of intent, agreement in principle, acquisition agreement or similar agreement (other than a confidentiality agreement in connection with a Superior Proposal which is entered into by such party in accordance with Section 5.3(a)) relating to any Takeover Proposal (each, an "Acquisition Agreement"), or (z) approve or recommend, or propose to approve or recommend, any Takeover Proposal. Notwithstanding the foregoing, in response to a Superior Proposal which was not solicited by the Company and which did not otherwise result from a breach of Section 5.3(a), the Board of Directors for the Company may (subject to this sentence) terminate this Agreement (and concurrently with or after such termination, if it so chooses, cause the Company to enter into any Acquisition Agreement with respect to any Superior Proposal), but only at a time that is during the Applicable Period and is after the fifth business day following Parent's receipt of written notice advising Parent that the Board of Directors of the Company has resolved to accept a Superior Proposal (subject to such termination), specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal.

             (ii) Neither the Board of Directors of Parent nor any committee thereof shall (x) withdraw or modify, or propose to withdraw or modify, in a manner adverse to the Company, the approval by the Board of Directors of Parent of this Agreement and the transactions contemplated hereby or the recommendation by the Board of Directors of the Parent Merger, (y) approve any Acquisition Agreement or (z) approve or recommend, or propose to approve or recommend, any Takeover Proposal.

          (c) Each party promptly shall advise the other party orally and in writing of any Takeover Proposal or any inquiry with respect to or that could reasonably be expected to lead to any Takeover Proposal, the identity of the person making any such Takeover Proposal or inquiry and the material terms of any such Takeover Proposal or inquiry. Such party shall keep the other party fully informed of the status and material terms of any such Takeover Proposal or inquiry.

          (d) The Company and Parent shall each immediately cease and cause to be terminated all existing discussions and negotiations, if any, with any other persons conducted heretofore with respect to any Takeover Proposal.

          For purposes of this Agreement, a "Takeover Proposal" with respect to the Company or Parent, as applicable, means any inquiry, proposal or offer from any person relating to (i) any direct or indirect acquisition or purchase of a business that constitutes 25% or more of the net revenues, net income or the assets of the Company or Parent, as applicable, and its Subsidiaries, taken as a whole, or 25% or more of any class of equity securities of the Company or Parent, as applicable, or any of its Subsidiaries, (ii) any tender offer or exchange offer that if consummated would result in any person beneficially owning 25% or more of any class of equity securities of the Company or Parent, as applicable, or any of its Subsidiaries, or (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or Parent, as applicable, or any of its Subsidiaries that constitutes 25% or more of the net revenues, net income or the assets of the Company or Parent, as applicable, and its Subsidiaries taken as a whole, in each case other than the transactions contemplated by this Agreement, the Stock Option Agreements and the Voting Agreements and transactions permitted under Sections 5.1 or 5.2, as applicable. Each of the transactions referred to in clauses (i) - (iii) of the foregoing definition of Takeover Proposal, other than the transactions contemplated by this Agreement or by the Stock Option Agreements and the Voting Agreements and transactions permitted under Sections 5.1 or 5.2, as applicable, is referred to herein as an "Acquisition Transaction."


          For purposes of this Agreement, a "Superior Proposal" with respect to the Company or Parent, as applicable, means any proposal made by a third party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, for consideration consisting of cash and/or securities, more than 50% of the combined voting power of the shares of Company Common Stock or Parent Common Stock, as applicable, then outstanding or at least 50% of the assets of the Company or Parent, as applicable, and its Subsidiaries, taken together, and if (x) the proposal is otherwise on terms which the Board of Directors of the Company or Parent, as applicable, determines in its good faith judgment (based on the advice of a financial advisor of nationally recognized reputation and such other matters as the Board of Directors of the Company or Parent, as applicable, deems relevant) to be more favorable to the Company's stockholders or Parent's stockholders, as applicable, than the Parent Merger and for which financing, to the extent required, is then committed or which, in the good faith judgment of the Board of Directors of the Company or Parent, as applicable, is reasonably capable of being obtained by such third party and (y) such Board of Directors, after considering such matters as such Board of Directors deems relevant (including the written opinion of outside counsel), determines in good faith that, in the case of the Company and Parent, furnishing information to the third party, participating in discussions or negotiations with respect to the Superior Proposal or withdrawing or modifying its recommendation or recommending a Takeover Proposal, as applicable, or, in the case of the Company only, terminating this Agreement, is required for the Board of Directors of the Company or Parent, as applicable, to comply with its fiduciary duties to the Company or Parent, as applicable, and its stockholders under applicable law.

          (e) Nothing contained in this Agreement shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act.

                                   ARTICLE VI

     Section 6.1 Meetings of Stockholders. Each of Parent and the Company will take all action necessary in accordance with applicable law and its articles or certificate of incorporation, as applicable, and bylaws to call, give notice of, convene and hold a meeting of its stockholders as promptly as practicable to consider and vote upon the approval and adoption of this Agreement, the Parent Merger and the Alternative Merger in the case of the Company, or the approval and adoption of this Agreement and the Parent Merger, in the case of Parent. The Board of Directors of each such party shall recommend that its stockholders vote in favor of the approval and adoption of this Agreement, the Parent Merger and the Alternative Merger, in the case of the Company, or the approval and adoption of this Agreement and the Parent Merger, in the case of Parent, and such recommendations shall be included in the Joint Proxy Statement/Prospectus (as defined in Section 6.4); provided, however, that nothing contained in Section 5.3(b) or this Section 6.1 shall require the Board of Directors of either party to make any recommendation or refrain from making any recommendation with respect to a Superior Proposal, which such Board of Directors, after considering such matters as such Board of Directors deems relevant

(including the written advice of outside counsel), determines in good faith would result in a breach of its fiduciary duty under applicable law. Each of such parties shall take all lawful action necessary or advisable to solicit the approval of its respective stockholders including, without limitation, timely mailing to its stockholders the Joint Proxy Statement/Prospectus as promptly as practicable after the Form S-4 (as defined in Section 6.4) shall be declared effective. The parties shall coordinate and cooperate with respect to the timing of such meetings and shall, unless otherwise agreed, hold such meetings on the same day.

     Section 6.2 Filings; Other Action. (a) Subject to the terms and conditions herein provided, each of the Company and Parent shall (i) cooperate with the other in (x) determining which other notices, reports or filings are required to be made prior to the Effective Time with, and which other waivers, consents, approvals or authorizations are required to be obtained prior to the Effective Time in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby; and (y) timely making all such notices, reports or filings and timely seeking all such waivers, consents, approvals or authorizations; and (ii) furnish the other party with such necessary information regarding itself and its Subsidiaries and reasonable assistance as such other party and its affiliates may reasonably request in connection with their preparation of necessary notices, reports or filings, or submissions of information to any Governmental Entity.

     (b) Each of Parent and the Company shall give prompt notice to the other party of the following:

          (x) the occurrence of or failure to occur of any event the occurrence or failure to occur of which would be likely to result in (i) any condition set forth in Article VII being incapable of being satisfied or (ii) a Company Material Adverse Effect or a Parent Material Adverse Effect, as applicable;

          (y) any failure of such party to comply in any material respect with any of its covenants or agreements hereunder; and

          (z) such party becoming aware that statements relating to such party or any of its Subsidiaries set forth in the Joint Proxy Statement/Prospectus or the Form S-4 contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make such statements therein, in light of the circumstance under which they were made, not misleading.

     Notwithstanding the foregoing, the delivery of any notice pursuant to this
Section 6.2(b) shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

     Section 6.3 Publicity. The parties agree that the initial press release with respect to this Agreement and the transactions contemplated hereby shall be a joint press release (to include such text as the parties may mutually agree). Thereafter, subject to their respective legal obligations (including requirements of securities exchanges and other similar regulatory bodies), Parent and the Company shall consult with each other and use their reasonable best efforts to agree upon the text of any press release before issuing any such press release or otherwise making public statements with respect to the transactions contemplated hereby and in making any public statement or disclosure required by any Governmental Entity, securities exchange or other similar regulatory body with respect thereto.

     Section 6.4 Registration Statements. The parties shall cooperate and promptly prepare, and Parent shall file with the SEC as soon as practicable a registration statement on Form S-4 (the "Form S-4") under the Securities Act, with respect to the shares of Parent Common Stock issuable in the Parent Merger and the shares of Parent Common Stock and the Depositary Shares issuable in the Alternative Merger, a portion of which Form S-4 shall also serve as the joint proxy statement with respect to the meetings of the stockholders of each of Parent and the Company in connection with this Agreement and the transactions contemplated hereby and a prospectus with respect to the shares of Parent Common Stock and Depositary Shares issuable pursuant to the transactions contemplated hereby (the "Joint Proxy Statement/Prospectus"). The parties will cause the Joint Proxy Statement/Prospectus and the Form S-4 to comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act. The parties agree to use reasonable best efforts and shall cooperate to have the Form S-4 declared effective by the SEC as promptly as practicable and to keep the Form S-4 effective as long as is necessary to consummate the Applicable Transaction and Parent shall use reasonable best efforts to obtain, prior to the effective date of the Form S-4, all necessary state securities law or "blue sky" permits or approvals required in connection with the issuance of shares of Parent Common Stock and Depositary Shares pursuant to the transactions contemplated hereby (provided that Parent shall not be required to qualify to do business in any jurisdiction in which it is not now so qualified). Each of Parent and the Company agrees that the information provided by it for inclusion in the Form S-4 and the Joint Proxy Statement/Prospectus and each amendment or supplement thereto, at the time of mailing thereof to stockholders, at the time of the respective meetings of the stockholders of the parties, and at the time it is filed or becomes effective, will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each party will advise the other promptly after it receives notice thereof of the time when the Form S-4 has or is to become effective or when any supplement or amendment has been filed, the issuance of any stop order, or any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or the Form S-4. The parties will provide each other with reasonable opportunity to review and comment on any amendments or supplements to the Form S-4 and/or the Joint Proxy Statement/Prospectus prior to filing such amendments or supplements with the SEC, and further agree that each party will be provided with such number of copies of all filings made with the SEC as such party or Parent (if applicable) shall reasonably request. No filings of the Form S-4 or the Joint Proxy Statement/Prospectus (or any amendments or supplements to either of them) shall be made without the approval of both parties (which consent shall not be unreasonably withheld).

     Section 6.5 Listing Application. Parent shall promptly prepare and submit to the NYSE a listing application with respect to the shares of Parent Common Stock and Depositary Shares issuable in the transactions contemplated hereby, and Parent shall use reasonable best efforts to obtain, prior to the Effective Time, approval for the listing of such shares of Parent Common Stock and Depositary Shares on the NYSE, subject to official notice of issuance.

     Section 6.6 Further Action. Each of the parties shall, subject to the fulfillment at or before the Effective Time of each of the conditions of performance set forth herein or the waiver thereof, use reasonable best efforts to perform such further acts and execute such documents as may be reasonably required to effect the transactions contemplated hereby. Each of the parties will comply in all material respects with all applicable laws and with all applicable rules and regulations of any Governmental Entity in connection with its execution, delivery and performance of this Agreement and the Stock Option Agreements and the transactions contemplated hereby and thereby. Each of the parties agrees to use reasonable best efforts to obtain in a timely manner all necessary waivers, consents, approvals, orders, authorizations and opinions, to effect all necessary registrations and to make all notices, reports and filings, and use reasonable best efforts to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated hereby.

     Section 6.7 Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including the Parent Merger and the Alternative Merger, shall be paid by the party hereto incurring such costs or expenses except as expressly provided herein and except that (a) the filing fees in respect of filings made pursuant to the HSR Act, (b) filing fees in connection with the filing of the Form S-4 and Proxy Statement/Prospectus with the SEC, (c) all filing fees in connection with any filing, permits or approvals made or obtained under applicable state securities and "blue sky" laws, (d) all printing, mailing and related expenses incurred in connection with the printing and mailing of the Proxy Statement/Prospectus and (e) all other expenses not directly attributable to any one of the parties, shall be shared equally by Parent and the Company.

     Section 6.8 Access to Information. (a) From the date of this Agreement to the Effective Time, each of Parent and the Company shall, and shall cause its respective Subsidiaries, and its and their Representatives to, afford the Representatives of the other party reasonable access at reasonable times upon reasonable notice to each of the party's and its Subsidiaries' officers, employees, auditors, counsel, agents, properties, offices and other facilities and to all of their respective books and records, and shall furnish the other party with all financial, operating and other data and information as such other party may reasonably request, in each case only to the extent, in the judgment of counsel to such party, permitted by law, including antitrust law.

     (b) Each of Parent and the Company agrees that all information so received from the other party shall be deemed received pursuant to the Confidentiality Agreement, and that party shall, and shall cause its affiliates and each of its and their Representatives to, comply with the provisions of the applicable Confidentiality Agreement with respect to such information, and the provisions of the Confidentiality Agreement are hereby incorporated herein by reference with the same effect as if fully set forth in this Agreement.

     Section 6.9 Insurance; Indemnity. (a) The Surviving Corporation shall, and, if applicable, Parent shall cause the Surviving Corporation to, maintain in effect for not less than six years after the Effective Time the current directors' and officers' insurance policies (or policies containing substantially similar coverage) of the Company with respect to acts or failures to act prior to or as of the Effective Time (other than to the extent the available limit of any such insurance policy may be reduced or exhausted by reason of the payment of claims thereunder); provided, however, that in order to maintain or procure such coverage, neither Parent nor the Surviving Corporation, as applicable, shall be required to pay, in the aggregate, an annual premium in excess of 200% of the current annual premium paid by Parent or the Company for its existing coverage (the "Cap Amount"); and provided, further, that if equivalent coverage cannot be obtained, or can be obtained only by paying an annual premium in excess of the Cap Amount, the Parent and the Surviving Corporation shall only be required to obtain as much coverage as can be obtained by paying, in the aggregate, an annual premium equal to the Cap Amount. From and after the Effective Time, the Surviving Corporation shall, and, if applicable, Parent shall cause the Surviving Corporation to, indemnify and hold harmless, and provide advancement of expenses to, to the fullest extent permitted under applicable law, each person who is a current or former officer or director of the Company or Subsidiaries (each, an "Indemnified Party") against all losses, claims, damages, liabilities, costs or expenses (including reasonable attorneys' fees), judgments, fines, penalties and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to acts or omissions, or alleged acts or omissions, by them in their capacities as such, which acts or omissions occurred prior to the Effective Time. In the event of any such claim, action, suit, proceeding or investigation (an "Action"), the indemnifying party shall control the defense of such Action with counsel selected by it; provided, however, that the Indemnified Party shall be permitted to participate in the defense of such Action through counsel selected by it at the Indemnified Party's expense.

     (b) Parent agrees that, in the event the Alternative Merger is consummated, the provisions of the Company Restated Certificate of Incorporation and By-laws in effect as of the date of this Agreement affecting the Indemnified Parties' rights to indemnification, limitation of liability and advancement of expenses shall survive the consummation of the Alternative Merger and shall continue in full force and effect, without any amendment thereto (unless required by DGCL or federal law), for a period of six years from the Effective Time. Parent agrees that, in the event the Parent Merger is consummated the Indemnified Parties shall for a period of six years after the Effective Time, be entitled to the benefit of the provisions of Parent's Restated Certificate of Incorporation and By-laws relating to indemnification, limitation of liability and advancement of expenses of officers and directors of Parent.

     (c) The provisions of this Section 6.9 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives.

     Section 6.10 Employee Benefit Plans. (a) From and after the Effective Time, subject to applicable law, the Parent Surviving Corporation shall assume and honor the obligations of the Company and its Subsidiaries under all existing Company Employee Plans and shall perform the obligations of the Company and its Subsidiaries under such Company Employee Plans in the same manner and to the same extent that the Company and its Subsidiaries would have been required to perform thereunder; provided, however, that, except as otherwise explicitly provided, nothing herein shall be construed to prevent, on or following the Effective Time, (i) the termination of employment of any individual who immediately prior to the Effective Time was an employee of the Company or any of its Subsidiaries (such employees, the "Company Employees") or
(ii) the amendment and termination of any Company Employee Plan to the extent permitted by the terms thereof and applicable law.

     (b) Following the Effective Time, subject to applicable law, the Parent Surviving Corporation intends to, or intends to cause one or more of its Subsidiaries to, provide compensation and employee benefits to the Company Employees which will be substantially similar, in the aggregate, to the compensation and employee benefits that the Parent Surviving Corporation provides to similarly situated employees other than the Company Employees (the employees other than the Company Employees, the "Parent Employees") (excluding, however, participation in the El Paso Energy Corporation Key Executive Severance Protection Plan and the El Paso Energy Corporation Employee Severance Protection
Plan), including without limitation participation in the El Paso Energy Corporation Employee Stock Purchase Plan (so long as such plan has been approved by stockholders of Parent prior to the Effective Time and is in effect with respect to the Parent Employees).

     (c) To the extent that any employee benefit plan is made available to Company Employees on or following the Effective Time, the Parent Surviving Corporation shall, or shall cause one of its Subsidiaries to, grant Company Employees credit for all service with the Company and its Subsidiaries prior to the Effective Time for purposes of eligibility and vesting (but not benefit accrual), to the extent that service of Parent Employees is recognized for any such purpose. Notwithstanding the foregoing sentence, credit for service with the Company and its Subsidiaries shall be given for the purposes of cash balance pay credit, the Extended Illness Bank, Paid Time Off, and employee recognition awards; provided, further, that the foregoing sentence shall not be applied to service if its application would cause such plan to violate ERISA or the Code. In addition, and without limiting the generality of the foregoing: (i) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all Parent Employee Plans, or any other employee benefit plans sponsored by the Parent Surviving Corporation and its Subsidiaries (such plans, collectively, the "New Plans") to the extent coverage under such plan replaces coverage under a comparable Company Employee Plan in which such employee participates immediately before or at any time after the Effective Time (such plans, collectively, the "Old Plans"); and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical, vision and/or disability benefits to any Company Employee, the Parent Surviving Corporation shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, and the Parent Surviving Corporation shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee's participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

     (d) Without limiting the generality of the foregoing, Parent and the Company agree to the matters set forth on Section 6.10 of the Parent Disclosure Letter, and the Parent Surviving Corporation shall comply therewith.

     (e) (i) No written communication shall be made to Company Employees regarding the compensation and employee benefits to be provided at and following the Effective Time without the express consent of Parent, which consent shall not be unreasonably withheld; and (ii) the Company shall cause no oral communication to be made regarding compensation and employee benefits that (x) establishes obligations of Parent or the Parent Surviving Corporation or any of their Subsidiaries other than as set forth herein or (y) increases any such obligations.


     Section 6.11 Certain Appointments. The Board of Directors of Parent shall take such action as is necessary so that as of the Effective Time it has 12 members, 7 of whom are Persons designated by the Board of Directors of Parent prior to the Effective Time (no more than one such Person being an insider of Parent) (the "Parent Designees") and 5 of whom are persons designated by the Board of Directors of the Company prior to the Effective Time (no more than one such person being an insider of the Company and no more than one such person being a Major Company Stockholder) ("Company Designees"). If any Company Designee or Parent Designee is over the age of 68 at the Effective Time, Parent shall waive any age limitation applicable to members of the Board of Directors, with respect to such Company Designee or Parent Designee, as applicable. After the Effective Time, Parent will not discriminate between Company Designees and Parent Designees in making any determination with respect to the waiver of the age limitation applicable to members of the Board of Directors, it being understood that such determinations are made on a case-by-case basis and it being further understood that Parent waives such age limitation for Selim K. Zilkha. Notwithstanding anything set forth in this Section 6.11, Selim K. Zilkha shall be nominated by the Parent's Board of Directors (or nominating committee or other committee performing similar functions) for election to serve as a director of Parent for so long as Selim K. Zilkha and members of his immediate family and trusts therefor own at least 5% of the then outstanding shares of the Parent Common Stock; provided, however, that, in the event the Alternative Merger is consummated, and so long as Depositary Shares or shares of Parent Preferred Stock remain outstanding, then, solely for purposes of determining whether Selim
K. Zilkha and members of his immediate family and trusts therefor continue to own at least 5% of the then outstanding shares of Parent Common Stock, each Depositary Share shall be deemed to constitute a number of shares of Parent Common Stock equal to the result obtained by dividing (x) $100 by (y) the Implied Price and each share of Parent Preferred Stock not represented by Depositary Shares shall be deemed to constitute a number of shares of Parent Common Stock equal to the result obtained by dividing (x) $5,000 by (y) the Implied Price. As of and from the Effective Time through December 31, 2000, Ronald L. Kuehn, Jr. shall be the Non-Executive Chairman of the Parent's Board of Directors and thereupon the Parent's Board of Directors shall appoint William
A. Wise Chairman of the Parent's Board of Directors to replace Ronald L. Kuehn, Jr.

     Section 6.12 Affiliates. (a) Not less than 45 days prior to the Closing Date, each of Parent and the Company (i) shall have delivered to the other party a letter identifying all Persons who, in the opinion of the party delivering such letter, may be, as of the date this Agreement is submitted for approval by such party's shareholders, its "affiliates" for purposes of SEC Accounting Series Release 135 and/or, in the case of the Company, for purposes of Rule 145 under the Securities Act, and (ii) shall use its reasonable best efforts to cause each Person who is identified as an "affiliate" of it in such letter to deliver, as promptly as practicable but in no event later than 30 days prior to the Closing (or such later date as the parties may agree), a signed agreement, in the case of affiliates of the Company, to the Company and Parent substantially in the form attached as Exhibit F hereto, and in the case of affiliates of Parent, to Parent and the Company substantially in the form attached as Exhibit G hereto. Each of Parent and the Company shall, after the date hereof and prior to the Closing, notify the other party from time to time after the delivery of the letter described in the prior sentence of any Person not identified in such letter who then is, or may be, such an "affiliate" and use reasonable best efforts to cause each additional Person who is identified as an "affiliate" to execute a signed agreement as set forth in this Section 6.12(a).


     (b) Parent shall use its reasonable best efforts to publish or cause to be published, no later than 30 days after the end of the first month after the Effective Time (which month may be the month in which the Effective Time occurs) in which there are at least 30 days of post-Merger combined operations, combined sales and net income figures as contemplated by and in accordance with the terms of SEC Accounting Series Release No. 135.


     Section 6.13 Pooling-of-Interests. (a) Parent shall use reasonable best efforts to cause to be delivered to the Company two letters from PWC, one dated the date on which the Form S-4 shall become effective and one dated the Closing Date, each addressed to Parent and the Company, in form and substance reasonably satisfactory to the Company and customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4. If the Parent Merger is being consummated, Parent shall use reasonable best efforts to cause to be delivered to the Company a letter from PWC, dated as of the Closing Date, stating that PWC concurs with Parent's management's conclusion that accounting for the Parent Merger as a pooling-of-interests under Opinion 16 of the Accounting Principles Board is appropriate if the Parent Merger is closed and consummated in accordance with the terms hereof.


     (b) The Company shall use reasonable best efforts to cause to be delivered to Parent two letters from E&Y, one dated the date on which the Form S-4 shall become effective and one dated the Closing Date, each addressed to the Company and Parent, in form and substance reasonably satisfactory to Parent and customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4. If the Parent Merger is being consummated, the Company shall use reasonable best efforts to cause to be delivered to Parent a letter from E&Y, dated as of the Closing Date, stating that E&Y concurs with the Company's management's conclusion that the Company is eligible to participate in a transaction accounted for as a pooling-of-interests under Opinion 16 of the Accounting Principles Board.


     (c) Each of the parties will use reasonable best efforts to cause the Parent Merger to be accounted for as a "pooling-of-interests" in accordance with GAAP and the rules and regulations of the SEC, and each party agrees that it will not take any action that it knows, or could reasonably expect, will cause such accounting treatment not to be obtained.


     Section 6.14 Certificate of Designation; Depositary Agreement. If the Depositary Shares are required to be issued in the Merger, prior to or as of the Effective Time, Parent shall file with the Secretary of State of the State of Delaware a Certificate of Designation in the form of Exhibit E hereto (as revised in accordance with Section 2.1(b)) and shall enter into the Depositary Agreement with the Depositary.


     Section 6.15 Takeover Statutes. If any "fair price," "moratorium," "control share acquisition" or other similar anti-takeover statute or regulation is or may become applicable to the transactions contemplated hereby, each of the parties hereto and its Board of Directors shall grant such approvals and take all such actions as are legally permissible so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any such statute or regulation on the transactions contemplated hereby.

     Section 6.16 Tax-Free Merger. Each of the parties will use reasonable best efforts to cause the Applicable Transaction to qualify as a tax-free "reorganization" under Section 368 of the Code.

     Section 6.17 Name; Headquarters. After the Effective Time, the name of Parent shall be "El Paso Energy Corporation" and the headquarters of Parent shall continue to be located in Houston, Texas. The headquarters of the Company's Subsidiary, Southern Natural Gas Company and the entities that as of the date hereof are (x) Subsidiaries thereof and (y) operate natural gas pipelines shall continue to be located in Birmingham, Alabama, after the Effective Time.

     Section 6.18 Employment Matters. (a) Parent shall or, if Section 1.2(c) applies, shall cause Newco, to offer to enter into a termination and consulting agreement with Ronald L. Kuehn, Jr., to become effective as of the Effective Time, which shall be in the form of Exhibit G to this Agreement.

     Section 6.19 Section 16(b). Parent shall take all such steps as may be required to cause the transactions contemplated hereby and any other dispositions of equity securities of the Company (including derivative securities) or acquisitions of Parent equity securities (including derivative securities) in connection with this Agreement by each individual who (a) is a director or officer of the Company or (b) at the Effective Time, will become a director or officer of Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

     Section 6.20 Reasonable Best Efforts. (a) Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the Applicable Transaction and the other transactions contemplated by this Agreement as soon as practicable after the date hereof, including (i) preparing and filing as promptly as practicable all documentation to effect all necessary applications, notices, petitions, filings, tax ruling requests and other documents and to obtain as promptly as practicable all consents, waivers, licenses, orders, registrations, approvals, permits, tax rulings and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Applicable Transaction or any of the other transactions contemplated by this Agreement and (ii) taking all reasonable steps as may be necessary to obtain all such material consents, waivers, licenses, registrations, permits, authorizations, tax rulings, orders and approvals. In furtherance and not in limitation of the foregoing, each party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act and any other Regulatory Law (as defined below) with respect to the transactions contemplated hereby as promptly as practicable after the date hereof and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and any other Regulatory Law and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable. Nothing in this Section 6.20 shall require any of Parent and its Subsidiaries or the Company and its Subsidiaries to sell, hold separate or otherwise dispose of or conduct their business in a specified manner, or agree to sell, hold separate or otherwise dispose of or conduct their business in a specified manner, or permit the sale, holding separate or other disposition of, any assets of Parent, the Company or their respective Subsidiaries or the conduct of their business in a specified manner, whether as a condition to obtaining any approval from a Governmental Entity or any other Person or for any other reason, if such sales, holdings separate of assets or other dispositions or the conduct of their business in a specified manner, individually or in the aggregate, is not conditioned on the Closing or would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the business, assets, results of operations or condition (financial or otherwise) of Parent and its Subsidiaries (including the Surviving Corporation and its Subsidiaries) taken together, after giving effect to the Applicable Transaction; it being understood, moreover, that Parent and its Subsidiaries shall not be obligated pursuant to this Agreement to take any action that would reasonably likely have a material adverse effect on or with respect to Tennessee Gas Pipeline Company.


     (b) Each of Parent and the Company shall, in connection with the efforts referenced in Section 6.20(a) to obtain all requisite material approvals and authorizations for the transactions contemplated by this Agreement under the HSR Act or any other Regulatory Law, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a party, (ii) promptly inform the other party of any communication received by such party from, or given by such party to, the Antitrust Division of the Department of Justice (the "DOJ") or any other Governmental Entity and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby, and (iii) permit the other party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, the DOJ or any such other Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the DOJ or such other applicable Governmental Entity or other Person, give the other party the opportunity to attend and participate in such meetings and conferences. For purposes of this Agreement, "Regulatory Law" means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of the competition.


     (c) Subject to the terms and conditions of this Agreement, in furtherance and not in limitation of the covenants of the parties contained in Sections 6.20(a) and 6.20(b), if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Regulatory Law, each of Parent and the Company shall cooperate in all respects with each other and use its respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 6.20 shall limit a party's right to terminate this Agreement pursuant to Article VIII.

     (d) If any objections are asserted with respect to the transactions contemplated hereby under any Regulatory Law or if any suit is instituted by any Governmental Entity or any private party challenging any of the transactions contemplated hereby as violative of any Regulatory Law, each of Parent and the Company shall use reasonable best efforts to resolve any such objections or challenge as such Governmental Entity or private party may have to such transactions under such Regulatory Law so as to permit consummation of the transactions contemplated by this Agreement.

                                  ARTICLE VII

     Section 7.1 Conditions to Obligations of the Parties. The respective obligation of each of the parties hereto to consummate the transactions contemplated hereby shall be subject to the satisfaction of each of the following conditions:

          (a) Stockholders' Approval. This Agreement, Parent Merger and the Alternative Merger shall have been approved and adopted by the requisite vote of the stockholders of the Company in accordance with the Restated Certificate of Incorporation of the Company and DGCL.

          (b) Legality. No statute, rule, regulation or other law and no order, decree or injunction shall have been enacted, issued, promulgated, entered or issued by any Governmental Entity of competent jurisdiction which is in effect and has the effect of making the consummation of the Applicable Transaction illegal or prevents or prohibits consummation of the transactions contemplated hereby. Each party agrees that, in the event that any such order, decree or injunction shall be entered or issued, it shall use all reasonable best efforts to cause such order, decree or injunction to be lifted or vacated.

          (c) HSR Act. The waiting period (or any extension thereof) under the HSR Act applicable to transactions contemplated hereby shall have expired or been terminated.

          (d) Regulatory Consents. All waivers, consents, approvals, orders and authorizations of, and notices, reports and filings with, Governmental Entities necessary for the consummation of the transactions contemplated hereby (other than those matters addressed in Section 7.1(c)) shall have been obtained or made and shall be in full force and effect without the imposition of any terms, conditions, restrictions or limitations, except for the imposition of any terms, conditions, restrictions and limitations in respect of, and failures to have obtained or made, or failures to be in full force and effect of, such waivers, consents, approvals, orders, authorizations, notices, reports or filings which, in the aggregate, would not have, or reasonably be expected to have, a Parent Material Adverse Effect or a Company Material Adverse Effect.

          (e) Form S-4 Effective; State Securities Approvals. The Form S-4 shall have become effective, and no stop order suspending the effectiveness of the Form S-4 shall then be in effect and no proceeding for that purpose shall have been initiated or, to the knowledge of Parent or the Company, threatened, and all material necessary approvals and permits under state securities or "blue sky" laws relating to the issuance of shares of Parent Common Stock, in the event the Parent Merger is being consummated, or Parent Common Stock and Depositary Shares, in the event of the Alternative Merger is being consummated, shall have been obtained.

          (f) NYSE Listing. The shares of Parent Common Stock, in the event the Parent Merger is being consummated, or Parent Common Stock and Depositary Shares, in the event the Alternative Merger is being consummated, to be issued pursuant to the Parent Merger or the Alternative Merger, as applicable, shall have been duly approved for listing on the NYSE, subject to official notice of issuance.

          (g) Pooling Letters. In the event the Parent Merger is being consummated, the Company shall have received and delivered to Parent and Parent's independent public accountants, a letter from E&Y, dated as of the Closing Date, stating that E&Y concurs with the Company's management's conclusion that the Company is eligible to participate in a transaction with Parent accounted for as a pooling-of-interests under Opinion 16 of the Accounting Principles Board, and Parent shall have received and delivered to the Company and the Company's independent public accountants, a letter from PWC, dated as of the Closing Date, stating that PWC concurs with Parent's management's conclusion that accounting for the Parent Merger as a pooling-of-interests under Opinion 16 of the Accounting Principles Board is appropriate if the Parent Merger is closed and consummated in accordance with the terms hereof.

     Section 7.2 Additional Conditions to Obligations of Parent. The obligations of Parent to consummate the transactions contemplated hereby shall also be subject to the satisfaction or waiver of each of the following conditions:

          (a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall be true and correct when made and as of the Closing Date as if made on and as of such date (provided that such representations and warranties which are by their express provisions made as of a specific date need be true and correct only as of such specific date), except to the extent that any failures of such representations and warranties to be so true and correct, in the aggregate, would not have, or reasonably be expected to have, a Company Material Adverse Effect (disregarding for these purposes any materiality qualifications therein contained).

          (b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, except that the Company shall have performed or complied in all respects with the covenants and agreements contained in
     Section 5.1(ii).

          (c) Certificate. Parent shall have received a certificate of an executive officer of the Company that the conditions set forth in paragraphs (a) and (b) above have been satisfied.

          (d) Tax Opinions. Parent shall have received an opinion of Fried, Frank, Harris, Shriver & Jacobson, dated as of the Closing Date, in form and substance reasonably satisfactory to it, substantially to the effect that, on the basis of the facts and assumptions described in the opinion, the Applicable Transaction constitutes a tax-free reorganization under
     Section 368 of the Code. In rendering such opinion, counsel may require and rely upon representations and warranties and covenants, including those contained herein, or in certificates of officers of Parent, the Company and others.

     Section 7.3 Additional Conditions to Obligations of the Company. The obligations of the Company to consummate the transactions contemplated hereby shall also be subject to the satisfaction or waiver of each of the following conditions:

          (a) Representations and Warranties. The representations and warranties of Parent contained in this Agreement shall be true and correct when made, and as of the Closing Date as if made on and as of such date (provided that such representations and warranties which are expressly made as of a specific date need be true and correct only as of such specific date), except to the extent that any failures of such representations and warranties to be so true and correct, in the aggregate, would not have, or reasonably be expected to have, a Parent Material Adverse Effect (disregarding for these purposes any materiality qualifiers therein contained).

          (b) Agreements and Covenants. Each of Parent and Merger Sub shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, except that Parent shall have performed or complied in all respects with the covenants contained in Section 5.2(ii).

          (c) Certificate. The Company shall have received a certificate of an executive officer of Parent that the conditions set forth in the paragraphs
     (a) and (b) above have been satisfied.

          (d) Tax Opinion. The Company shall have received the opinion of Wachtell, Lipton, Rosen & Katz, dated as of the Closing Date, in form and substance reasonably satisfactory to it, substantially to the effect that, on the basis of the facts and assumptions described in the opinion, the Applicable Transaction constitutes a tax-free reorganization under Section 368 of the Code. In rendering such opinion, counsel may require and rely upon representations and covenants including those contained in this Agreement or in certificates of officers of the parties and others.

                                  ARTICLE VIII

     Section 8.1 Termination. This Agreement may be terminated at any time before the Effective Time, whether before or after this Agreement, the Parent Merger and the Alternative Merger have been approved and adopted by the stockholders of the Company or this Agreement and the Parent Merger have been approved and adopted by the stockholders of Parent, as follows:

          (a) by mutual written consent of each of Parent and the Company;

          (b) by Parent or the Company, if the Effective Time shall not have occurred on or before March 31, 2000 (the "Termination Date"); provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before the Termination Date;

          (c) by Parent or the Company, if a Governmental Entity shall have issued an order, decree or injunction or taken any other action (in each case, which the terminating party has used reasonable best efforts to resist, resolve or lift, as applicable, in accordance with Section 6.20) having the effect of making the transactions contemplated hereby illegal or permanently prohibiting the consummation thereof, and such order, decree or injunction shall have become final and nonappealable (but only if such party shall have used all reasonable best efforts to cause such order, decree or injunction to be lifted or vacated in accordance with Section 6.20);

          (d) by either Company or Parent, if there shall have been a material breach by the other of any of the other's representations, warranties, covenants or agreements contained in this Agreement, which breach would result in the failure to satisfy one or more of the conditions set forth in
     Section 7.2(a) or (b) (in the case of a breach by the Company) or Section 7.3(a) or (b) (in the case of a breach by Parent), and such breach shall be incapable of being cured or, if capable of being cured, shall not have been cured within 20 days after written notice thereof shall have been received by the party alleged to be in breach;

          (e) by Parent, if the Board of Directors of the Company or any committee of the Board of Directors of the Company, whether or not permitted pursuant to the terms hereof, (w) shall fail to reaffirm its approval or recommendation of this Agreement, the Parent Merger and the Alternative Merger within 15 days after a request by Parent (provided that Parent make such request only once with respect to any Takeover Proposal),
     (x) shall withdraw or modify in any manner adverse to Parent its approval or recommendation of this Agreement, the Parent Merger and the Alternative Merger, (y) shall approve or recommend any Takeover Proposal or Acquisition Transaction involving the Company or (z) shall resolve to take any of the actions specified in clause (w), (x) or (y) above;

          (f) by either Parent or the Company, if the required approval and adoption of this Agreement, the Parent Merger and the Alternative Merger by the stockholders of the Company shall not have been obtained at a duly held stockholders meeting called for the purpose of obtaining such approval, including any adjournments or postponements thereof;

          (g) by the Company, in accordance with Section 5.3(b), provided, however, in order for the termination of this Agreement pursuant to this Section (g) to be deemed effective, the Company shall have complied with all provisions contained in Sections 5.3(a), (b) and (c), including the notice provisions therein, and with applicable requirements of Section 8.2, including the payment of the Company Termination Fee;


          (h) by Parent, if a Share Acquisition Date shall have occurred pursuant to the Company Rights Agreement and, assuming all of the rights issued pursuant thereto shall have been exercised or exchanged for shares of Company Common Stock, the Acquiring Person (as defined in the Company Rights Agreement) would beneficially own (within the meaning of the Parents Rights Agreement) 25% or more of the outstanding shares of Company Common Stock; or

          (i) by the Company, if a Stock Acquisition Date shall have occurred pursuant to the Parent Rights Agreement and, assuming all of the rights issued pursuant thereto shall have been exercised or exchanged for shares of Parent Common Stock, the Acquiring Person (as defined in the Parent Rights Agreement) would beneficially own (within the meaning of the Company Rights Agreement) 25% or more of the outstanding shares of Parent Common Stock.


     Section 8.2 Effect of Termination. (a) (i) In the event that (x) (1) any Person shall have made a Takeover Proposal to the Company or to its stockholders after the date hereof and thereafter this Agreement is terminated (i) by either party pursuant to Section 8.1(b) or (ii) by either party pursuant to Section 8.1(f) and (2) within 12 months after the termination of this Agreement any Acquisition Transaction involving the Company shall have been consummated or any Acquisition Agreement with respect to an Acquisition Transaction involving the Company shall have been entered into, (y) this Agreement is terminated by Parent pursuant to Section 8.1(e) or Section 8.1(h) or (z) this Agreement is terminated by the Company pursuant to Section 8.1(g), then, in any such case, the Company shall in no event later than (i) the date an Acquisition Agreement is entered into with respect to such Acquisition Transaction involving the Company, or if no such agreement is entered into, upon the date of consummation of such Acquisition Transaction involving the Company, in the case of a termination described in clause (x), (ii) two days after such termination, in the case of a termination described in the clause (y) or (iii) concurrently with such termination, in the case of a termination described in clause (z), pay Parent a fee of $150 million (the "Company Termination Fee"), which amount shall be payable by wire transfer of same day funds to a bank account designated by Parent.


     (ii) In the event that (x) any person shall have made a Takeover Proposal to the Company or its stockholders and thereafter this Agreement is terminated by either party pursuant to Section 8.1(b) and within 12 months after such termination any Acquisition Transaction involving the Company shall have been consummated or any Acquisition Agreement with respect to an Acquisition Transaction involving the Company shall have been entered into, or (y) this Agreement is terminated by Parent pursuant to Section 8.1(e) or Section 8.1(h), by either party pursuant to Section 8.1(f) or by the Company pursuant to Section 8.1(g), after any such termination, the Company shall reimburse Parent, promptly after being requested to do so by Parent, for all out-of-pocket costs and expenses incurred by Parent in connection with this Agreement and the transactions contemplated hereby, including, without limitation, reasonable fees and expenses of accountants, attorneys and financial advisors and reasonable fees and expenses otherwise allocated to the Parent pursuant to Section 6.7, up to an aggregate of $10 million.

     (b)(i) In the event that (x) (1) any person shall have made a Takeover Proposal to Parent or to its stockholders and thereafter this Agreement is terminated by either party pursuant to Section 8.1(b) and (2) within 12 months after the termination of this Agreement any Acquisition Transaction involving Parent shall have been consummated or any Acquisition Agreement with respect to an Acquisition Transaction involving Parent shall have been entered into, or (y) this Agreement is terminated by the Company pursuant to Section 8.1(i), then, in any such case, Parent shall in no event later than (i) the date an Acquisition Agreement is entered into with respect to such Acquisition Transaction involving Parent, or if no such agreement is entered into, upon the date of consummation of such Acquisition Transaction involving Parent in the case of a termination described in clause (x), or (ii) two days after such termination, in the case of a termination described in the clause (y), pay the Company a fee of $150 million (the "Parent Termination Fee"), which amount shall be payable by wire transfer of same day funds to a bank account designated by the Company.

     (ii) In the event that (x) any person shall have made a Takeover Proposal to Parent or its stockholders and thereafter this Agreement is terminated by either party pursuant to Section 8.1(b) and within 12 months after such termination any Acquisition Transaction involving Parent shall have been consummated or any Acquisition Agreement with respect to an Acquisition Transaction involving Parent shall have been entered into, (y) this Agreement is terminated by the Company pursuant to Section 8.1(i), after any such termination, Parent shall reimburse the Company, promptly after being requested to do so by the Company, for all out-of-pocket costs and expenses incurred by the Company in connection with this Agreement and the transactions contemplated hereby, including, without limitation, reasonable fees and expenses of accountants, attorneys and financial advisors and reasonable fees and expenses otherwise allocated to the Company pursuant to Section 6.7, up to an aggregate of $10 million.


     (c) Each of the parties acknowledges that the agreements contained in this
Section 8.2 are an integral part of the transactions contemplated in this Agreement and that, without these agreements, the parties would not enter into this Agreement; accordingly, if either party fails to promptly pay the amount due from it pursuant to this Section 8.2, and in order to obtain such payment the other party commences a suit which results in a judgment for the fees and expenses set forth in this Section 8.2, the other party shall pay to the party bringing such suit its costs and expenses (including reasonable attorneys' fees) in connection with such suit.


     (d) In the event of termination of this Agreement pursuant to this Article VIII, this Agreement (other than as set forth in Section 9.1) shall become void and of no effect with no liability (other than as set forth in this Section 8.2) on the part of any party hereto; provided, however, no such termination shall relieve any party hereto from any liability for damages resulting from any willful or intentional breach of this Agreement.

     Section 8.3 Amendment. This Agreement may be amended by the parties hereto pursuant to action of their respective Boards of Directors, at any time before or after approval of the matters and transactions contemplated hereby by the stockholders of Parent and the Company and prior to the Effective Time, but after such approvals, no such amendment shall be made which, by law or in accordance with the rules of any relevant stock exchange, requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     Section 8.4 Extension; Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties of the other parties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for such party's benefit contained herein. Any agreement to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by a duly authorized officer of the party to be bound thereby. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

                                   ARTICLE IX

     Section 9.1 Non-Survival of Representations, Warranties and Agreements. The representations, warranties, covenants and agreements in this Agreement shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 8.1, as the case may be, except that (a) the agreements set forth in Sections 6.9 and 6.10 and such other agreements to be performed in whole or in part after the Effective Time shall survive the Effective Time, and
(b) the agreements set forth in Sections 6.7, 6.8(b), 8.2 and 8.3 and this
Article IX shall survive termination indefinitely.

     Section 9.2 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO ITS CONFLICT OF LAWS RULES OR PRINCIPLES.

     Section 9.3 Notices. All notices or other communications under this Agreement shall be in writing and shall be deemed given (a) on the date of delivery, if delivered in person or by telecopy or facsimile (upon confirmation of receipt), (b) on the first business day following the date of dispatch, if delivered by a recognized next-day courier service, or (c) on the seventh business day following the date of mailing, if delivered by registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

        If to the Company:
        William A. Smith, Esq.
        Sonat Inc.
        AmSouth-Sonat Tower
        1900 Fifth Avenue North
        Birmingham, Alabama 35203
        Telecopy No: (205) 325-7444

        With a copy to:

        Wachtell, Lipton, Rosen & Katz
        51 West 52nd Street
        New York, New York 10019
        Attention: Seth Kaplan, Esq.
        Telecopy No.: (212) 403-2000

        If to Parent:
        Britton White, Jr., Esq.
        El Paso Energy Corporation
        1001 Louisiana
        Houston, Texas 77002
        Telecopy No: (713) 420-4993

        With a copy to:

        Fried, Frank, Harris, Shriver & Jacobson
        One New York Plaza
        New York, New York 10004
        Attention: Gary P. Cooperstein, Esq.
                   Warren de Wied, Esq.
        Telecopy No.: (212) 859-4000

or to such other address as any party may have furnished to the other parties in writing in accordance with this Section.

     Section 9.4 Certain Definitions; Interpretation. (a) For purposes of this Agreement, the following terms shall have the following meanings:

          (i) "Company Material Adverse Effect" means any changes in or effects that in the aggregate together with all other changes and effects (x) are materially adverse to the business, assets, liabilities, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries taken as a whole, or (y) will prevent the Company's consummating the transactions contemplated hereby or materially delay the Company's ability to consummate the transactions contemplated hereby, provided that, in determining whether a Company Material Adverse Effect has occurred, changes or effects relating to the natural gas pipeline industry and/or the oil and gas exploration and production industry and/or any other industry in which the Company or its Subsidiaries are engaged generally or to United States or global economic conditions or financial markets in general, shall not be considered.

          (ii) "Parent Material Adverse Effect" means any changes in or effects that in the aggregate together with all other changes and effects (x) are materially adverse to the business, assets, liabilities, results of operations or condition (financial or otherwise) of Parent and its Subsidiaries taken as a whole or (y) will prevent Parent's consummating the transactions contemplated hereby or materially delay Parent's ability to consummate the transactions contemplated hereby, provided that, in determining whether a Parent Material Adverse Effect has occurred, changes or effects relating to the natural gas pipeline industry and/or the oil and gas exploration and production industry and/or any other industry in which Parent or its Subsidiaries are engaged generally or to United States or global economic conditions or financial markets in general, shall not be considered.

          (iii) "affiliate" of a Person means (for all purposes other than Section 6.12 in which Section "affiliate" shall have the meaning designated therein) a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned Person.

          (iv) "control" (including the terms "controlled by" and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise.

          (v) "knowledge" of any party shall mean the actual knowledge of the executive officers of that party.

          (vi) "Person" and "person" means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, entity or group (as defined in the Exchange Act).


          (vii) "Subsidiary" of a Person means any corporation or other legal entity of which such Person (either alone or through or together with any other Subsidiary or Subsidiaries) is the general partner or managing entity or of which 50% or more of the capital stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or others performing similar functions of such corporation or other legal entity is directly or indirectly owned or controlled by such Person (either alone or through or together with any other Subsidiary or Subsidiaries).


          (viii) "Tax" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Section 59A of the Code), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not, and including any liability for the Taxes of any Person under Treas. Reg. sec. 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

     (b) When a reference is made in this Agreement to Articles, Sections, Disclosure Letters or Exhibits, such reference is to an Article or a Section of, or an Exhibit to, this Agreement, unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be understood to be followed by the words "without limitation."

     Section 9.5 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     Section 9.6 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon a determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the maximum extent possible.

     Section 9.7 Assignment; Binding Effect; No Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of Parent and the Company. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, except for Section 6.9 (Insurance; Indemnity), nothing in this Agreement, express or implied, is intended to confer on any person other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

     Section 9.8 ENFORCEMENT. THE PARTIES HERETO AGREE THAT IRREPARABLE DAMAGE WOULD OCCUR IN THE EVENT THAT ANY OF THE PROVISIONS OF THIS AGREEMENT WERE NOT PERFORMED IN ACCORDANCE WITH THEIR SPECIFIC TERMS OR WERE OTHERWISE BREACHED. IT IS ACCORDINGLY AGREED THAT, SUBJECT TO THE NEXT SENTENCE HEREOF, THE PARTIES SHALL BE ENTITLED TO AN INJUNCTION OR INJUNCTIONS TO PREVENT BREACHES OF THIS AGREEMENT AND TO ENFORCE SPECIFICALLY THE TERMS AND PROVISIONS HEREOF IN ANY COURT OF THE UNITED STATES OR ANY STATE HAVING JURISDICTION, THIS BEING IN ADDITION TO ANY OTHER REMEDY TO WHICH THEY ARE ENTITLED AT LAW OR IN EQUITY. EACH OF THE PARTIES HERETO (I) CONSENTS TO SUBMIT ITSELF TO THE PERSONAL JURISDICTION OF ANY FEDERAL COURT LOCATED IN THE STATE OF DELAWARE OR ANY DELAWARE STATE COURT IN THE EVENT ANY DISPUTE ARISES OUT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, (II) AGREES THAT IT SHALL NOT ATTEMPT TO DENY OR DEFEAT SUCH PERSONAL JURISDICTION BY MOTION OR OTHER REQUEST FOR LEAVE FROM ANY SUCH COURT, AND (III) AGREES THAT IT SHALL NOT BRING ANY ACTION RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT IN ANY COURT OTHER THAN A FEDERAL COURT SITTING IN THE STATE OF DELAWARE OR A DELAWARE STATE COURT.

     Section 9.9 Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof, each signed by less than all, but together signed by all of the parties hereto.

     Section 9.10 Entire Agreement. This Agreement, the Confidentiality Agreement and the Stock Option Agreements constitute the entire agreement between the parties hereto and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

     IN WITNESS WHEREOF, the Company and Parent have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the day and year first written above.

                                            SONAT INC.

                                            By:  /s/ RONALD L. KUEHN, JR.
                                              ----------------------------------
                                                Name: Ronald L. Kuehn, Jr.
                                                Title: Chairman, President and
                                                       Chief Executive Officer

                                            EL PASO ENERGY CORPORATION

                                            By:
                                                   /s/ BRITTON WHITE JR.
                                              ----------------------------------
                                                Name: Britton White Jr.
                                                Title: Executive Vice President

                                    ANNEX B
                              AMENDED AND RESTATED
                             STOCK OPTION AGREEMENT

     AMENDED AND RESTATED STOCK OPTION AGREEMENT, dated as of March 13, 1999 (this "Agreement"), by and between SONAT INC., a Delaware corporation (the "Company"), and EL PASO ENERGY CORPORATION, a Delaware corporation ("Parent").

                                    RECITALS

     A. The Company and Parent have entered into an Agreement and Plan of Reorganization and Merger, dated as of the date hereof (the "Merger Agreement"), providing for, among other things, a business combination between Parent and the Company.

     B. As a condition and inducement to Parent's willingness to enter into the Merger Agreement, Parent has requested that the Company agree, and the Company has agreed, to grant Parent the option contemplated hereby.

     C. Capitalized terms not defined herein shall have the meanings set forth in the Merger Agreement.

     D. This Agreement and the Merger Agreement are being entered into simultaneously.

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the Company and Parent agree as follows:

          1. Grant of Option. Subject to the terms and conditions set forth herein, the Company hereby grants to Parent an irrevocable option (the "Option") to purchase up to 21,899,515 (as adjusted as set forth herein) shares (the "Option Shares") of the Company's Common Stock, par value $1.00 per share ("Company Stock"), at a purchase price of $27.238 (as adjusted as set forth herein) per Option Share (the "Purchase Price").

          2. Exercise of Option. (a) Parent may exercise the Option, in whole or in part, at any time or from time to time after the occurrence of any event as a result of which Parent is entitled to receive the Company Termination Fee pursuant to Section 8.2 of the Merger Agreement and the Merger Agreement is being or has been terminated (an "Exercise Event"); provided, however, that except as provided in the last sentence of this Section 2(a), the Option shall terminate and be of no further force and effect upon the earliest to occur of (A) the Effective Time and (B) nine months after the first occurrence of an Exercise Event. Notwithstanding the termination of the Option, Parent shall be entitled to purchase the Option Shares if it has exercised the Option in accordance with the terms hereof prior to the termination of the Option and the termination of the Option shall not affect any rights hereunder which by their terms do not terminate or expire prior to or as of such termination.

          (b) Notice of Exercise. In the event that Parent wishes to exercise the Option, it shall send to the Company a written notice (the date of each such notice being herein referred to as a "Notice Date") to that effect, which notice also specifies a date not earlier than three business days nor later than 30 business days from the Notice Date for the closing of such purchase (an "Option Closing Date"); provided, however, that (i) if the closing of a purchase and sale pursuant to the Option (an "Option Closing") cannot be consummated by reason of any applicable judgment, decree, order, law or regulation, the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which such restriction on consummation has expired or been terminated and (ii) without limiting the foregoing, if prior notification to or approval of any regulatory authority is required in connection with such purchase, Parent and the Company shall promptly file the required notice or application for approval and shall cooperate in the expeditious filing of such notice or application, and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which, as the case may be, (A) any required notification period has expired or been terminated or (B) any required approval has been obtained, and in either event, any requisite waiting period has expired or been terminated. Each of Parent and the Company agrees to use commercially reasonable efforts to cooperate with and provide information to the other, for the purpose of any required notice or application for approval. Any exercise of the Option shall be deemed to occur on the Notice Date relating thereto. The place of any Option Closing shall be at the offices of Fried, Frank, Harris, Shriver & Jacobson, One New York Plaza, New York, New York, and the time of the Option Closing shall be 10:00 a.m. (Eastern Time) on the applicable Option Closing Date.

          3. Payment and Delivery of Certificates. (a) At any Option Closing, Parent shall pay to the Company in immediately available funds by wire transfer to a bank account designated in writing by the Company an amount equal to the Purchase Price multiplied by the number of Option Shares for which the Option is being exercised; provided, that failure or refusal of the Company to designate a bank account shall not preclude Parent from exercising the Option, in whole or in part.

          (b) At any Option Closing, simultaneously with the delivery of immediately available funds as provided in Section 3(a), the Company shall deliver to Parent a certificate or certificates representing the Option Shares to be purchased at such Option Closing, which Option Shares shall be free and clear of all liens, claims, charges and encumbrances of any kind whatsoever. If at the time of issuance of the Option Shares pursuant to the exercise of the Option hereunder, the Company shall not have redeemed the rights issued pursuant to the Company Rights Agreement (the "Company Rights"), or shall have issued any similar securities, then each Option Share issued pursuant to such exercise shall be accompanied by a corresponding Company Right or new rights with terms substantially the same as and at least as favorable to Parent as are provided under the Company Rights Agreement or any similar agreement then in effect.

          (c) Restrictive Legend. Certificates for the Option Shares delivered at any Option Closing shall have typed or printed thereon a restrictive legend which shall read substantially as follows:

             "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY BE REOFFERED OR SOLD ONLY IF SO REGISTERED OR IF AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE."

     It is understood and agreed that the foregoing legend shall be removed by delivery of substitute certificate(s) without such legend upon the sale of the Option Shares pursuant to a registered public offering or Rule 144 under the Securities Act or any other sale as a result of which such legend is no longer required.

          4. Adjustment upon Changes in Capitalization, Etc. (a) In the event of any change in Company Stock by reason of a stock dividend, split-up, merger, recapitalization, combination, exchange of shares or similar transaction, the type and number of shares or securities subject to the Option, and the Purchase Price therefor, shall be adjusted appropriately, and proper provision shall be made in the agreements governing such transaction, so that Parent shall receive upon exercise of the Option the number and class of shares or other securities or property that Parent would have received in respect of Company Stock if the Option had been exercised immediately prior to such event or the record date therefor, as applicable.

          (b) Without limiting the parties' relative rights and obligations under the Merger Agreement, in the event that the Company enters into an agreement (i) to consolidate with or merge into any person, other than Parent or one of its subsidiaries, and the Company shall not be the continuing or surviving corporation in such consolidation or merger, (ii) to permit any person, other than Parent or one of its subsidiaries, to merge into or consolidate with the Company and the Company shall be the continuing or surviving corporation, but in connection with such merger or consolidation, the shares of Company Stock outstanding immediately prior to the consummation of such merger or consolidation shall be changed into or exchanged for stock or other securities of the Company or any other person or cash or any other property, or the shares of Company Stock outstanding immediately prior to the consummation of such merger or consolidation shall, after such merger or consolidation, represent less than 50% of the outstanding voting securities of the merged or consolidated company, or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than Parent or one of its subsidiaries, then, and in each such case, the agreement governing such transaction shall make proper provision so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option with identical terms appropriately adjusted to acquire the number and class of shares or other securities, cash or property that Parent would have received in respect of Company Stock if the Option had been exercised immediately prior to such consolidation, merger, sale or transfer, or the record date therefor, as applicable.

          (c) If, prior to the termination of the Option in accordance with
     Section 2, the Company enters into any agreement (x) pursuant to which all outstanding shares of Company Stock are to be purchased for, or converted into the right to receive in whole or in part (other than in respect of fractional shares) cash or (y) with respect to any transaction described in clauses (i), (ii) and (iii) of paragraph (b) (each of (x) and (y), a "Transaction"), and, in the case of each of clauses (x) and (y), the Option is then exercisable, the Company covenants that proper provision shall be made in such agreement to provide that, if the Option shall not theretofore have been exercised, then upon the consummation of the Transaction (which in the case of a Transaction involving a tender offer shall be when shares of Company Stock are accepted for payment), Parent shall have the right, at its election, by not less than two business days' prior written notice to the Company, to receive in exchange for the cancellation of the Option an amount in cash equal to the Spread. For purposes of this Agreement, the term "Spread" means the number of Option Shares multiplied by the excess of
     (A) the higher of the closing sales price per share of Company Stock on the principal securities exchange or quotation system on which the Company Stock is then listed or traded, as reported by The Wall Street Journal, on the day (i) the average of the closing prices of the shares of Company Stock as reported by The Wall Street Journal over the ten-trading day period beginning on the trading day immediately following the announcement of such agreement or (ii) the average of the closing prices of the shares of Company Stock as reported by The Wall Street Journal over the ten-trading day period ending on the trading day immediately prior to the consummation of such Transaction, over (B) the Purchase Price. Notwithstanding the foregoing, the amount of the Spread, when added to any Company Termination Fee paid or payable to Parent, shall not exceed $175 million.

          (d) Following exercise of the Option by Parent, in the event that Parent sells, pledges or otherwise disposes of (including, without limitation, by merger or exchange) any of the Option Shares (a "Sale"), then:

             (i) any Company Termination Fee due and payable by the Company following such time shall be reduced by an amount, if any, equal to the excess of (1) the total of (A) the Company Termination Fee and (B) the excess of (w) the aggregate amounts received (whether in cash, securities or otherwise) by Parent in all such Sales, over (x) the aggregate Purchase Price of the Option Shares sold in such Sales (such excess in this sub-clause (B) being the "Offset Amounts") over (2) $175 million; and

             (ii) if the Company has paid to Parent the Company Termination Fee prior to the Sale, then Parent shall immediately remit to the Company, as additional Purchase Price for the Option Shares, the excess, if any, of (y) the total of the Termination Fee and the Offset Amounts of all Sales over (z) $175 million.

          (e) Notwithstanding anything to the contrary in this Agreement or the Merger Agreement, in no event shall the aggregate of any Company Termination Fee, all Offset Amounts and the Spread exceed $175 million.

          5. Covenants of the Company and Parent. (a) The Company covenants (i) to maintain, free from preemptive rights, sufficient authorized but unissued or treasury shares of Company Stock so that the Option may be fully exercised without additional authorization of Company Stock after giving effect to all other options, warrants, convertible securities and other rights of third parties to purchase shares of Company Stock; (ii) not to seek to avoid the observance or performance of any of the covenants, agreements or conditions to be observed or performed hereunder by the Company and not to take any action which would cause any of its representations or warranties not to be true; and (iii) not to engage in any action or omit to take any action which would have the effect of preventing or disabling the Company from delivering the Option Shares to the Parent upon exercise of the Option or otherwise performing its obligations under this Agreement.

          (b) Parent covenants not to sell, assign, transfer or otherwise dispose of the Option, any part thereof, or any of its other rights hereunder to any third party without the prior written consent of the Company which consent shall not be unreasonably withheld or delayed. Parent may offer or sell Option Shares only pursuant to a registration under the Securities Act or an exemption therefrom.

          6. Listing. If Company Stock or any other securities to be acquired upon exercise of the Option are then listed on the NYSE (or any other national securities exchange or national securities quotation system), the Company, upon the request of Parent, shall promptly file an application to list the shares of Company Stock or other securities to be acquired upon exercise of the Option on the NYSE (and any such other national securities exchange or national securities quotation system) and shall use reasonable best efforts to obtain approval of such listing as promptly as practicable.

          7. Loss or Mutilation. Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, the Company shall execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute an additional contractual obligation on the part of the Company, whether or not the Agreement so lost, stolen, destroyed, or mutilated shall at any time be enforceable by anyone.

          8. Registration Rights. The Company shall, if requested by Parent at any time and from time to time within two years after the date of first exercise of the Option, as expeditiously as possible prepare and file up to two registration statements under the Securities Act if such registration is necessary in order to permit the sale or other disposition of any or all securities that have been acquired by exercise by Parent of the Option, in accordance with the intended method of sale or other disposition stated by Parent, including a "shelf" registration statement under Rule 415 under the Securities Act or any successor provision; and the Company shall use commercially reasonable efforts to qualify such securities under any applicable state securities laws. Parent agrees to use reasonable best efforts to cause, and to cause any underwriters of any sale or other disposition to cause, any sale or other disposition pursuant to such registration statement to be effected on a widely distributed basis. The Company shall use reasonable best efforts to cause each such registration statement to become effective, to obtain all consents or waivers of other parties which are required therefor, and to keep such registration statement effective for such period not in excess of 90 calendar days from the day such registration statement first becomes effective as may be reasonably necessary to effect such sale or other disposition. The obligations of the Company to file a registration statement and to maintain its effectiveness may be suspended for one or more periods of time not exceeding 90 calendar days in the aggregate with respect to any registration statement if the Board of Directors of the Company shall have determined that the filing of such registration statement or the maintenance of its effectiveness would require disclosure of nonpublic information that would materially and adversely affect the Company or would interfere with a planned merger, sale of material assets, recapitalization or other significant corporate action (other than the issuance of equity securities). Any registration statement prepared and filed under this Section, and any sale covered thereby, shall be at the Company's expense except for underwriting discounts or commissions and brokers' fees, which shall be borne solely by Parent. Parent shall provide in writing all information reasonably requested by the

     Company for inclusion in any registration statement to be filed hereunder. If, during the time periods referred to in the first sentence of this Section, the Company effects a registration under the Securities Act of the Company's equity securities for its own account or for any other of its stockholders (other than on Form S-4 or Form S-8, or any successor form), it shall allow Parent the right to participate in such registration; provided that, if the managing underwriters of such offering advise the Company that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering on a commercially reasonable basis, priority shall be given to the securities intended to be included therein by the Company for its own account and, thereafter, the Company shall include the securities requested to be included therein by Parent pro rata with the securities intended to be included therein by other stockholders of the Company. In connection with any registration pursuant to this Section, Parent and the Company shall provide each other and any underwriter of the offering with customary representations, warranties, covenants, indemnification, and contribution in connection with such registration.

          9. Miscellaneous.

          (a) Fees and Expenses. Except as otherwise provided in the Merger Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the party incurring such expenses.

          (b) Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

          (c) GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO ITS CONFLICT OF LAWS RULES OR PRINCIPLES.

          (d) Notices. All notices or other communications under this Agreement shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by cable, telegram, telex or other standard form of telecommunications, or by registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

           If to the Company:

           Sonat Inc.
           AmSouth-Sonat Tower
           1900 Fifth Avenue North
           Birmingham, AL 35203
           Attention: William A. Smith, Esq.
           Telecopy No.: (205) 325-7444

           With a copy to:

           Wachtell, Lipton, Rosen & Katz
           51 West 52nd Street
           New York, New York 10019
           Attention: Seth Kaplan, Esq.
           Telecopy No.: (212) 403-2000

           If to Parent:

           El Paso Energy Corporation
           1001 Louisiana Street
           Houston, TX 77002
           Attention: Britton White, Jr., Esq.
           Telecopy No.: (713) 420-4993

           With a copy to:

           Fried, Frank, Harris, Shriver & Jacobson
           One New York Plaza
           New York, New York 10004
           Attention: Gary P. Cooperstein, Esq.
                      Warren de Wied, Esq.
           Telecopy No.: (212) 859-4000

     or to such other address as any party may have furnished to the other parties in writing in accordance with this Section.

          (e) Assignment; Binding Effect; No Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be sold, assigned, disposed of or otherwise transferred by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

          (f) Further Assurances. In the event of any exercise of the Option by Parent, the Company and Parent shall execute and deliver all such documents and instruments and take all such further action that may be reasonably necessary in order to consummate the transactions provided for by such exercise.

          (g) Survival. All the Company's representations, warranties and covenants contained herein shall survive each Option Closing.

          (h) ENFORCEMENT. THE PARTIES HERETO AGREE THAT IRREPARABLE DAMAGE WOULD OCCUR IN THE EVENT THAT ANY OF THE PROVISIONS OF THIS AGREEMENT WERE NOT PERFORMED IN ACCORDANCE WITH THEIR SPECIFIC TERMS OR WERE OTHERWISE BREACHED. IT IS ACCORDINGLY AGREED THAT SUBJECT TO THE NEXT SENTENCE, THE PARTIES SHALL BE ENTITLED TO AN INJUNCTION OR INJUNCTIONS TO PREVENT BREACHES OF THIS AGREEMENT AND TO ENFORCE SPECIFICALLY THE TERMS AND PROVISIONS HEREOF IN ANY COURT OF THE UNITED STATES OR ANY STATE HAVING JURISDICTION, THIS BEING IN ADDITION TO ANY OTHER REMEDY TO WHICH THEY ARE ENTITLED AT LAW OR IN EQUITY. EACH OF THE PARTIES HERETO (I) CONSENTS TO SUBMIT ITSELF TO THE PERSONAL JURISDICTION OF ANY FEDERAL COURT LOCATED IN THE STATE OF DELAWARE OR ANY DELAWARE STATE COURT IN THE EVENT ANY DISPUTE ARISES OUT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, (II) AGREES THAT IT SHALL NOT ATTEMPT TO DENY OR DEFEAT SUCH PERSONAL JURISDICTION BY MOTION OR OTHER REQUEST FOR LEAVE FROM ANY SUCH COURT, AND (III) AGREES THAT IT SHALL NOT BRING ANY ACTION RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT IN ANY COURT OTHER THAN A FEDERAL COURT SITTING IN THE STATE OF DELAWARE OR A DELAWARE STATE COURT.

          (i) Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto.

     IN WITNESS WHEREOF, the Company and Parent have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the day and year first written above.

                                            SONAT INC.

                                            By:  /s/ RONALD L. KUEHN, JR.
                                              ----------------------------------
                                                Name: Ronald L. Kuehn, Jr.
                                                Title: Chairman, President and
                                                       Chief Executive Officer

                                            EL PASO ENERGY CORPORATION

                                            By:
                                                   /s/ BRITTON WHITE JR.
                                              ----------------------------------
                                                Name: Britton White Jr.
                                                Title: Executive Vice President

                                                                         ANNEX C

                              AMENDED AND RESTATED
                             STOCK OPTION AGREEMENT

     AMENDED AND RESTATED STOCK OPTION AGREEMENT, dated as of March 13, 1999 (this "Agreement"), by and between SONAT INC., a Delaware corporation (the "Company"), and EL PASO ENERGY CORPORATION, a Delaware corporation ("Parent").

                                    RECITALS

     A. The Company and Parent have entered into an Agreement and Plan of Reorganization and Merger, dated as of the date hereof (the "Merger Agreement"), providing for, among other things, a business combination between Parent and the Company.

     B. As a condition and inducement to the Company's willingness to enter into the Merger Agreement, the Company has requested that Parent agree, and Parent has agreed, to grant the Company the option contemplated hereby.

     C. Capitalized terms not defined herein shall have the meanings set forth in the Merger Agreement.

     D. This Agreement and the Merger Agreement are being entered into simultaneously.

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the Company and Parent agree as follows:

          1. Grant of Option. Subject to the terms and conditions set forth herein, Parent hereby grants to the Company an irrevocable option (the "Option") to purchase up to 24,349,638 (as adjusted as set forth herein) shares (the "Option Shares") of Parent's Common Stock, par value $3.00 per share ("Parent Stock"), at a purchase price of $37.725 (as adjusted as set forth herein) per Option Share (the "Purchase Price").

          2. Exercise of Option. (a) The Company may exercise the Option, in whole or in part, at any time or from time to time after the occurrence of any event as a result of which the Company is entitled to receive the Parent Termination Fee pursuant to Section 8.2 of the Merger Agreement if the Merger Agreement is being or has been terminated (an "Exercise Event"); provided, however, that except as provided in the last sentence of this
     Section 2(a), the Option shall terminate and be of no further force and effect upon the earliest to occur of (A) the Effective Time and (B) nine months after the first occurrence of an Exercise Event. Notwithstanding the termination of the Option, the Company shall be entitled to purchase the Option Shares if it has exercised the Option in accordance with the terms hereof prior to the termination of the Option and the termination of the Option shall not affect any rights hereunder which by their terms do not terminate or expire prior to or as of such termination.

          (b) Notice of Exercise. In the event that the Company wishes to exercise the Option, it shall send to Parent a written notice (the date of each such notice being herein referred to as a "Notice Date") to that effect, which notice also specifies a date not earlier than three business days nor later than 30 business days from the Notice Date for the closing of such purchase (an "Option Closing Date"); provided, however, that (i) if the closing of a purchase and sale pursuant to the Option (an "Option Closing") cannot be consummated by reason of any applicable judgment, decree, order, law or regulation, the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which such restriction on consummation has expired or been terminated and (ii) without limiting the foregoing, if prior notification to or approval of any regulatory authority is required in connection with such purchase, Parent and the Company shall promptly file the required notice or application for approval and shall cooperate in the expeditious filing of such notice or application, and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which, as the case may be,
     (A) any required notification period has expired or been terminated or (B) any required approval has been obtained, and in either event, any requisite waiting period has expired or been terminated. Each of Parent and the Company agrees to use commercially reasonable efforts to cooperate with and provide information to the other, for the purpose of any required notice or application for approval. Any exercise of the Option shall be deemed to occur on the Notice Date relating thereto. The place of any Option Closing shall be at the offices of Fried, Frank, Harris, Shriver & Jacobson, One New York Plaza, New York, New York, and the time of the Option Closing shall be 10:00 a.m. (Eastern Time) on the applicable Option Closing Date.

          3. Payment and Delivery of Certificates. (a) At any Option Closing, the Company shall pay to Parent in immediately available funds by wire transfer to a bank account designated in writing by Parent an amount equal to the Purchase Price multiplied by the number of Option Shares for which the Option is being exercised; provided, that failure or refusal of Parent to designate a bank account shall not preclude the Company from exercising the Option, in whole or in part.

          (b) At any Option Closing, simultaneously with the delivery of immediately available funds as provided in Section 3(a), Parent shall deliver to the Company a certificate or certificates representing the Option Shares to be purchased at such Option Closing, which Option Shares shall be free and clear of all liens, claims, charges and encumbrances of any kind whatsoever. If at the time of issuance of the Option Shares pursuant to the exercise of the Option hereunder Parent shall not have redeemed the rights issued pursuant to the Parent Rights Agreement (the "Parent Rights"), or shall have issued any similar securities, then each Option Share issued pursuant to such exercise shall be accompanied by a corresponding Parent Right or new rights with terms substantially the same as and at least as favorable to the Company as are provided under the Parent Rights Agreement or any similar agreement then in effect.

          (c) Restrictive Legend. Certificates for the Option Shares delivered at any Option Closing shall have typed or printed thereon a restrictive legend which shall read substantially as follows:

             "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY BE REOFFERED OR SOLD ONLY IF SO REGISTERED OR IF AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE."

     It is understood and agreed that the foregoing legend shall be removed by delivery of substitute certificate(s) without such legend upon the sale of the Option Shares pursuant to a registered public offering or Rule 144 under the Securities Act or any other sale as a result of which such legend is no longer required.

          4. Adjustment upon Changes in Capitalization, Etc. (a) In the event of any change in Parent Stock by reason of a stock dividend, split-up, merger, recapitalization, combination, exchange of shares or similar transaction, the type and number of shares or securities subject to the Option, and the Purchase Price therefor, shall be adjusted appropriately, and proper provision shall be made in the agreements governing such transaction, so that the Company shall receive upon exercise of the Option the number and class of shares or other securities or property that the Company would have received in respect of Parent Stock if the Option had been exercised immediately prior to such event or the record date therefor, as applicable.

          (b) Without limiting the parties' relative rights and obligations under the Merger Agreement, in the event that Parent enters into an agreement (i) to consolidate with or merge into any person, other than the Company or one of its subsidiaries, and Parent shall not be the continuing or surviving corporation in such consolidation or merger, (ii) to permit any person, other than the Company or one of its subsidiaries, to merge into or consolidate with Parent and Parent shall be the continuing or surviving corporation, but in connection with such merger or consolidation, the shares of Parent Stock outstanding immediately prior to the consummation of such merger or consolidation shall be changed into or exchanged for stock or other securities of Parent or any other person or cash or any other property, or the shares of Parent Stock outstanding immediately prior to the consummation of such merger or consolidation shall, after such merger or consolidation, represent less than 50% of the outstanding voting securities of the merged or consolidated company, or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than the Company or one of its subsidiaries, then, and in each such case, the agreement governing such transaction shall make proper provision so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option with identical terms appropriately adjusted to acquire the number and class of shares or other securities, cash or property that the Company would have received in respect of Parent Stock if the Option had been exercised immediately prior to such consolidation, merger, sale or transfer, or the record date therefor, as applicable.

          (c) If, prior to the termination of the Option in accordance with
     Section 2, Parent enters into any agreement (x) pursuant to which all outstanding shares of Parent Stock are to be purchased for, or converted into the right to receive in whole or in part (other than in respect of fractional shares) cash or (y) with respect to any transaction described in clauses (i), (ii) and (iii) of paragraph (b) (each of (x) and (y), a "Transaction"), and, in the case of each of clauses (x) and (y), the Option is then exercisable, Parent covenants that proper provision shall be made in such agreement to provide that, if the Option shall not theretofore have been exercised, then upon the consummation of the Transaction (which in the case of a Transaction involving a tender offer shall be when shares of Parent Stock are accepted for payment), the Company shall have the right, at its election, by not less than two business days' prior written notice to Parent, to receive in exchange for the cancellation of the Option an amount in cash equal to the Spread. For purposes of this Agreement, the term "Spread" means the number of Option Shares multiplied by the excess of
     (A) the higher of the closing sales price per share of Parent Stock on the principal securities exchange or quotation system on which the Parent Stock is then listed or traded, as reported by The Wall Street Journal, on the day (i) the average of the closing prices of the shares of Parent Stock as reported by The Wall Street Journal over the ten-trading day period beginning on the trading day immediately following the announcement of such agreement or (ii) the average of the closing prices of the shares of Parent Stock as reported by The Wall Street Journal over the ten-trading day period ending on the trading day immediately prior to the consummation of such Transaction, over (B) the Purchase Price. Notwithstanding the foregoing, the amount of the Spread, when added to any Parent Termination Fee paid or payable to the Company, shall not exceed $175 million.

          (d) Following exercise of the Option by the Company, in the event that the Company sells, pledges or otherwise disposes of (including, without limitation, by merger or exchange) any of the Option Shares (a "Sale"), then:

             (i) any Parent Termination Fee due and payable by Parent following such time shall be reduced by an amount, if any, equal to the excess of
        (1) the total of (A) the Parent Termination Fee and (B) the excess of
        (w) the aggregate amounts received (whether in cash, securities or otherwise) by the Company in all such Sales, over (x) the aggregate Purchase Price of the Option Shares sold in such Sales (such excess in this sub-clause (B) being the "Offset Amounts") over (2) $175 million; and

             (ii) if Parent has paid to the Company the Parent Termination Fee prior to the Sale, then the Company shall immediately remit to Parent, as additional Purchase Price for the Option Shares, the excess, if any, of (y) the total of the Parent Termination Fee and the Offset Amounts of all Sales over (z) $175 million.

          (e) Notwithstanding anything to the contrary in this Agreement or the Merger Agreement, in no event shall the aggregate of any Parent Termination Fee, all Offset Amounts and the Spread exceed $175 million.

          5. Covenants of the Company and Parent. (a) Parent covenants (i) to maintain, free from preemptive rights, sufficient authorized but unissued or treasury shares of Parent Stock so that the Option may be fully exercised without additional authorization of Parent Stock after giving effect to all other options, warrants, convertible securities and other rights of third parties to purchase shares of Parent Stock; (ii) not to seek to avoid the observance or performance of any of the covenants, agreements or conditions to be observed or performed hereunder by Parent and not to take any action which would cause any of its representations or warranties not to be true; and (iii) not to engage in any action or omit to take any action which would have the effect of preventing or disabling Parent from delivering the Option Shares to the Company upon exercise of the Option or otherwise performing its obligations under this Agreement.

          (b) The Company covenants not to sell, assign, transfer or otherwise dispose of the Option, any part thereof, or any of its other rights hereunder to any third party without the prior written consent of Parent which consent shall not be unreasonably withheld or delayed. The Company may offer or sell Option Shares only pursuant to a registration under the Securities Act or an exemption therefrom.

          6. Listing. If Parent Stock or any other securities to be acquired upon exercise of the Option are then listed on the NYSE (or any other national securities exchange or national securities quotation system), Parent, upon the request of the Company, shall promptly file an application to list the shares of Parent Stock or other securities to be acquired upon exercise of the Option on the NYSE (and any such other national securities exchange or national securities quotation system) and shall use reasonable best efforts to obtain approval of such listing as promptly as practicable.

          7. Loss or Mutilation. Upon receipt by Parent of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Parent shall execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute an additional contractual obligation on the part of Parent, whether or not the Agreement so lost, stolen, destroyed, or mutilated shall at any time be enforceable by anyone.

          8. Registration Rights. Parent shall, if requested by the Company at any time and from time to time within two years after the date of first exercise of the Option, as expeditiously as possible prepare and file up to two registration statements under the Securities Act if such registration is necessary in order to permit the sale or other disposition of any or all securities that have been acquired by exercise by the Company of the Option, in accordance with the intended method of sale or other disposition stated by the Company, including a "shelf" registration statement under Rule 415 under the Securities Act or any successor provision; and Parent shall use reasonable best efforts to qualify such securities under any applicable state securities laws. The Company agrees to use reasonable best efforts to cause, and to cause any underwriters of any sale or other disposition to cause, any sale or other disposition pursuant to such registration statement to be effected on a widely distributed basis. Parent shall use reasonable best efforts to cause each such registration statement to become effective, to obtain all consents or waivers of other parties which are required therefor, and to keep such registration statement effective for such period not in excess of 90 calendar days from the day such registration statement first becomes effective as may be reasonably necessary to effect such sale or other disposition. The obligations of the Parent to file a registration statement and to maintain its effectiveness may be suspended for one or more periods of time not exceeding 90 calendar days in the aggregate with respect to any registration statement if the Board of Directors of Parent shall have determined that the filing of such registration statement or the maintenance of its effectiveness would require disclosure of nonpublic information that would materially and adversely affect Parent or would interfere with a planned merger, sale of material assets, recapitalization or other significant corporate action (other than the issuance of equity securities). Any registration statement prepared and filed under this Section, and any sale covered thereby, shall be at Parent's expense except for underwriting discounts or commissions and brokers' fees, which shall be borne solely by the Company. The Company shall provide in writing all information reasonably requested by Parent for inclusion in any registration statement to be filed hereunder. If, during the time periods referred to in the first sentence of this Section, Parent effects a registration under the Securities Act of Parent's equity securities for its own account or for any other of its stockholders (other than on Form S-4 or Form S-8, or any successor form), it shall allow the Company the right to participate in such registration; provided that, if the managing underwriters of such offering advise Parent that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering on a commercially reasonable basis, priority shall be given to the securities intended to be included therein by Parent for its own account and, thereafter, Parent shall include the securities requested to be included therein by the Company pro rata with the securities intended to be included therein by other stockholders of Parent. In connection with any registration pursuant to this Section, Parent and the Company shall provide each other and any underwriter of the offering with customary representations, warranties, covenants, indemnification and contribution in connection with such registration.

          9. Miscellaneous.

          (a) Fees and Expenses. Except as otherwise provided in the Merger Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the party incurring such expenses.

          (b) Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

          (c) GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO ITS CONFLICT OF LAWS RULES OR PRINCIPLES.

          (d) Notices. All notices or other communications under this Agreement shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by cable, telegram, telex or other standard form of telecommunications, or by registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

           If to the Company:

           Sonat Inc.
           AmSouth-Sonat Tower
           1900 Fifth Avenue North
           Birmingham, AL 35203
           Attention: William A. Smith, Esq.
           Telecopy No.: (205) 325-7444

           With a copy to:

           Wachtell, Lipton, Rosen & Katz
           51 West 52nd Street
           New York, New York 10019
           Attention: Seth Kaplan, Esq.
           Telecopy No.: (212) 403-2000

           If to Parent:

           El Paso Energy Corporation
           1001 Louisiana Street
           Houston, TX 77002
           Telecopy No: (713) 420-4993

           With a copy to:

           Fried, Frank, Harris, Shriver & Jacobson
           One New York Plaza
           New York, New York 10004
           Attention: Gary P. Cooperstein, Esq.
                      Warren de Wied, Esq.
           Telecopy No.: (212) 859-4000

or to such other address as any party may have furnished to the other parties in writing in accordance with this Section.

          (e) Assignment; Binding Effect; No Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be sold, assigned, disposed of or otherwise transferred by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, express or implied, is intended to confer on any person other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

          (f) Further Assurances. In the event of any exercise of the Option by the Company, the Company and Parent shall execute and deliver all such documents and instruments and take all such further action that may be reasonably necessary in order to consummate the transactions provided for by such exercise.

          (g) Survival. All Parent's representations, warranties and covenants contained herein shall survive each Option Closing.

          (h) ENFORCEMENT. THE PARTIES HERETO AGREE THAT IRREPARABLE DAMAGE WOULD OCCUR IN THE EVENT THAT ANY OF THE PROVISIONS OF THIS AGREEMENT WERE NOT PERFORMED IN ACCORDANCE WITH THEIR SPECIFIC TERMS OR WERE OTHERWISE BREACHED. IT IS ACCORDINGLY AGREED THAT SUBJECT TO THE NEXT SENTENCE, THE PARTIES SHALL BE ENTITLED TO AN INJUNCTION OR INJUNCTIONS TO PREVENT BREACHES OF THIS AGREEMENT AND TO ENFORCE SPECIFICALLY THE TERMS AND PROVISIONS HEREOF IN ANY COURT OF THE UNITED STATES OR ANY STATE HAVING JURISDICTION, THIS BEING IN ADDITION TO ANY OTHER REMEDY TO WHICH THEY ARE ENTITLED AT LAW OR IN EQUITY. EACH OF THE PARTIES HERETO (I) CONSENTS TO SUBMIT ITSELF TO THE PERSONAL JURISDICTION OF ANY FEDERAL COURT LOCATED IN THE STATE OF DELAWARE OR ANY DELAWARE STATE COURT IN THE EVENT ANY DISPUTE ARISES OUT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, (II) AGREES THAT IT SHALL NOT ATTEMPT TO DENY OR DEFEAT SUCH PERSONAL JURISDICTION BY MOTION OR OTHER REQUEST FOR LEAVE FROM ANY SUCH COURT, AND (III) AGREES THAT IT SHALL NOT BRING ANY ACTION RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT IN ANY COURT OTHER THAN A FEDERAL COURT SITTING IN THE STATE OF DELAWARE OR A DELAWARE STATE COURT.

          (i) Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto.

     IN WITNESS WHEREOF, the Company and Parent have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the day and year first written above.

                                            SONAT INC.

                                            By:  /s/ RONALD L. KUEHN, JR.
                                              ----------------------------------
                                                Name: Ronald L. Kuehn, Jr.
                                                Title: Chairman, President and
                                                       Chief Executive Officer

                                            EL PASO ENERGY CORPORATION

                                            By:
                                                   /s/ BRITTON WHITE JR.
                                              ----------------------------------
                                                Name: Britton White Jr.
                                                Title: Executive Vice President

                                 DLJ Letterhead
                                                                         ANNEX D

                                                                  March 13, 1999

Board of Directors
El Paso Energy Corporation
1001 Louisiana
Houston, TX 77002

Dear Sirs:

     You have requested our opinion as to the fairness from a financial point of view to El Paso Energy Corporation (the "Company") of (i) the Exchange Ratio pursuant to the Parent Merger (each as defined below) and (ii) the Consideration to be paid by the Company pursuant to the Alternative Merger (each as defined below), in each case, pursuant to the terms of the Agreement and Plan of Merger, dated as of March 13, 1999 (the "Agreement"), by and between the Company and Sonat Inc. ("Sonat"). Capitalized terms used and not defined herein shall have the meanings set forth in the Agreement.

     Pursuant to the Agreement, if the Agreement and the Parent Merger are approved (the "Company Stockholders' Approval") by the holders of a majority of the outstanding shares of common stock of the Company, par value $3.00 per share (the "Company Common Stock), (i) Sonat will be merged with and into the Company (the "Parent Merger"), subject to certain conditions, and (ii) each issued and outstanding share of common stock of Sonat, par value $1.00 per share (the "Sonat Common Stock"), other than those shares held in the treasury of Sonat, by the Company or by any of their respective subsidiaries, will be converted, on the terms and conditions set forth in the Agreement, into the right to receive one (1) share of Company Common Stock (the "Exchange Ratio").

     If, however, the Company Stockholders' Approval is not obtained, (i) a wholly owned subsidiary of the Company will be merged with and into Sonat (the "Alternative Merger"), subject to certain conditions, and (ii) each share of Sonat Common Stock, other than those shares held in the treasury of Sonat, by the Company or by any of their respective subsidiaries, will be converted, on the terms and conditions set forth in the Agreement, into the right to receive a combination of a fraction of a share of Company Common Stock and a fraction of a Depositary Share (collectively, the "Consideration").


     In arriving at our opinion, we have reviewed the Agreement, dated as of March 13, 1999, and the exhibits thereto, including the Form of Certificate of Designation for the Senior Cumulative Exchangeable Preferred Stock of the Company. We also have reviewed financial and other information that was publicly available or furnished to us by the Company and Sonat including information provided during discussions with their respective managements. Included in the information provided during discussions with the respective managements were certain financial projections of Sonat for the period beginning January 1, 1999 and ending December 31, 2003 prepared by the management of Sonat and certain financial projections of the Company for the period beginning January 1, 1999 and ending December 31, 2003 prepared by the management of the Company. In addition, we have compared certain financial and securities data of the Company and Sonat with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of each of the Sonat Common Stock and the Company Common Stock, reviewed prices paid in certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

     In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company and Sonat or their respective representatives, or that was otherwise reviewed by us. In particular, we have relied upon the estimates of the management of the Company of the operating synergies achievable as a result of the Parent Merger or the Alternative Merger, as the case may be, and upon our discussion of such synergies with the management of the Company. With respect to the financial projections supplied to us, we have assumed that they have been reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of the Company and Sonat as to the future operating and financial performance of the Company and Sonat. In that regard, the Company's financial forecasts for the combined company in the case of the Alternative Merger assume, among other things, that the Company will issue up to $3.55 billion in a combination of new Company Common Stock and new debt to redeem or purchase in the open market the Parent Preferred Stock underlying the Depositary Shares. We have not assumed any responsibility for making any independent evaluation of any assets or liabilities or for making any independent verification of any of the information reviewed by us. We have relied as to all legal matters, including that the Parent Merger or the Alternative Merger, as the case may be, will be free of federal tax to the Company, on advice of counsel to the Company. With your consent, in arriving at our opinion with respect to the Consideration to be paid by the Company in the Alternative Merger, we have assumed that the Implied Price for the Company Common Stock will be no greater than $38.69, which was the closing price per share of Company Common Stock on March 11, 1999, and we express no opinion at any greater price. We have also assumed that the Parent Merger will be accounted for as a pooling of interests under generally accepted accounting principles.

     In rendering our opinion, we have also assumed that obtaining the necessary regulatory and governmental approvals for the Parent Merger or the Alternative Merger, as the case may be, will not significantly delay consummation of the Parent Merger or the Alternative Merger, as the case may be, and that, in the course of obtaining such approvals, no restriction will be imposed that will have a material adverse effect on the contemplated benefits of the Parent Merger or the Alternative Merger, as the case may be.

     Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We are expressing no opinion as to the prices at which the Company's securities will actually trade at any time. Our opinion does not address the relative merits of the Parent Merger or the Alternative Merger and the other business strategies being considered by the Company's Board of Directors, nor does it address the Board's decision to proceed with the Parent Merger or the Alternative Merger. Our opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote on the proposed Parent Merger.

     Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. DLJ has performed investment banking and other services for the Company in the past and has been compensated for such services.

     Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that (i) the Exchange Ratio pursuant to the Parent Merger and
(ii) the Consideration to be paid by the Company pursuant to the Alternative Merger, in each case, pursuant to the Agreement, is fair to the Company from a financial point of view.

                                          Very truly yours,

                                          DONALDSON, LUFKIN & JENRETTE
                                          SECURITIES CORPORATION

                                          By:  /s/  RALPH EADS
                                          --------------------------------------
                                          Name:     Ralph Eads
                                          Title:      Managing Director

                                                                         ANNEX E

                                                             Investment Banking
                                                             Corporate and Institutional
                                                             Client Group
[MERRILL LOGO]                                               One Houston Center
                                                             1221 McKinney
                                                             Suite 2700
                                                             Houston, Texas 77010
                                                             713 759 2500
                                                             FAX 713 759 2580

                                 March 13, 1999

Board of Directors
Sonat Inc.
AmSouth-Sonat Tower
1900 Fifth Avenue North
Birmingham, Alabama 35203

Gentlemen:

     Sonat Inc. (the "Company") and El Paso Energy Corporation ("El Paso") propose to enter into an agreement (the "Agreement") pursuant to which the Company will be merged with and into El Paso in a transaction (the "Merger") in which each outstanding share of the Company's stock, par value $1.00 per share (the "Shares"), will be converted into the right to receive 1.000 shares of the common stock of El Paso (the "El Paso Shares"); provided that, if the stockholders of El Paso do not approve the Merger, the Company would merge (the "Alternative Merger") with a wholly-owned subsidiary of El Paso (the "Merger Sub") and the Shares will be converted into a right to receive a combination of El Paso Shares and preferred stock of El Paso as set forth in the Agreement. The consideration to be received in the Merger or the Alternative Merger is referred to herein as the "Consideration". The Merger is expected to be considered by the stockholders of the Company and El Paso at special stockholders' meetings and consummated following such meetings.

     You have asked us whether, in our opinion, the Consideration to be received by the holders of the Shares other than El Paso and its affiliates is fair to such stockholders from a financial point of view.

     In arriving at the opinion set forth below, we have, among other things:

      (1) Reviewed the Company's Annual Reports, Forms 10-K and related financial information for the five fiscal years ended December 31, 1997 and the Company's Form 10-Q and the related unaudited financial information for the quarterly periods ending March 31, 1998, June 30, 1998 and September 30, 1998;

      (2) Reviewed El Paso's Annual Reports, Forms 10-K and related financial information for the five fiscal years ended December 31, 1997 and El Paso's Form 10-Q and the related unaudited financial information for the quarterly periods ending March 31, 1998, June 30, 1998 and September 30, 1998;

      (3) Reviewed the draft forms of the Company's Annual Report and Form 10-K for the period ended December 31, 1998, and the draft form of El Paso's and Form 10-K for the period ended December 31, 1998;

      (4) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of the Company and El Paso, furnished to us by the Company and El Paso;

      (5) Conducted discussions with members of senior management of the Company and El Paso concerning their respective businesses and prospects;

      (6) Reviewed the historical market prices and trading activity for the Shares and El Paso Shares and compared them with that of certain publicly traded companies which we deemed to be reasonably similar to the Company and El Paso, respectively;

      (7) Compared the results of operations of the Company and El Paso with that of certain companies which we deemed to be reasonably similar to the Company and El Paso, respectively;

      (8) Compared the proposed financial terms of the transactions contemplated by the Agreement with the financial terms of certain other mergers and acquisitions which we deemed to be relevant;

      (9) Reviewed a draft of the Agreement dated March 13, 1999; and

     (10) Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

     In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us by the Company and El Paso, discussed with or reviewed by or for us, or publicly available, and we have not assumed responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities, contingent or otherwise, of the Company or El Paso, nor have we been furnished any such evaluation or appraisal. In addition, we have not assumed any obligation to conduct, nor have we conducted any physical inspection of the properties or facilities of the Company or El Paso. With respect to the financial forecast information of the Company and El Paso, including, without limitation, financial forecasts, evaluation of contingencies and projections regarding, among other things, future economic conditions pertaining to the Company, and the synergies and cost savings that may result from the Merger ("Merger Benefits"), furnished to or discussed with us by the Company and El Paso, we have assumed that they have been reasonably prepared and reflect the best currently available estimates, allocations and judgements of the senior management of the Company and El Paso as to the expected future financial performance of the Company, El Paso or the combined entity, as the case may be, and the Merger Benefits. We express no opinion as to such financial forecast information or the Merger Benefits or the assumptions upon which they were based. We have further assumed that each of the Merger and the Alternative Merger will qualify as a tax-free reorganization for U.S. federal income tax purposes and the Merger will be accounted for as a pooling-of-interests and the Alternative Merger will be accounted for as a purchase under generally accepted accounting principles. We have also assumed that the final form of the Agreement will be substantially similar to the last drafts reviewed by us.

     OUR OPINION IS NECESSARILY BASED UPON MARKET, ECONOMIC AND OTHER CONDITIONS AS THEY EXIST AND CAN BE EVALUATED ON THE DATE HEREOF.

     WE ARE ACTING AS FINANCIAL ADVISOR TO THE COMPANY IN CONNECTION WITH THE MERGER AND WILL RECEIVE A FEE FROM THE COMPANY FOR OUR SERVICES, A SIGNIFICANT PORTION OF WHICH IS CONTINGENT UPON THE CONSUMMATION OF THE MERGER. IN ADDITION, THE COMPANY HAS AGREED TO INDEMNIFY US FOR CERTAIN LIABILITIES ARISING OUT OF OUR ENGAGEMENT. WE HAVE, IN THE PAST, PROVIDED FINANCIAL ADVISORY AND FINANCING SERVICES TO EL PASO AND/OR ITS AFFILIATES AND TO THE COMPANY AND/OR ITS AFFILIATES AND HAVE RECEIVED FEES FOR THE RENDERING OF SUCH SERVICES. IN ADDITION, IN THE ORDINARY COURSE OF OUR BUSINESS, WE MAY ACTIVELY TRADE THE COMPANY COMMON STOCK AND OTHER SECURITIES OF THE COMPANY, AS WELL AS THE EL PASO COMMON STOCK AND OTHER SECURITIES OF EL PASO, FOR OUR OWN ACCOUNT AND FOR THE ACCOUNTS OF CUSTOMERS AND, ACCORDINGLY, MAY AT ANY TIME HOLD A LONG OR SHORT POSITION IN SUCH SECURITIES.

     THIS OPINION IS FOR THE USE AND BENEFIT OF THE BOARD OF DIRECTORS OF THE COMPANY. OUR OPINION DOES NOT ADDRESS THE MERITS OF THE UNDERLYING DECISION BY THE COMPANY TO ENGAGE IN THE MERGER, AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE ON THE PROPOSED MERGER.

     WE ARE NOT EXPRESSING ANY OPINION HEREIN AS TO THE PRICES AT WHICH THE COMPANY COMMON STOCK WILL TRADE FOLLOWING THE CONSUMMATION OF THE MERGER.

     In expressing our opinion with respect to the fairness of the Consideration to be received by the holders of the Shares other than El Paso and its affiliates pursuant to the Alternative Merger, we have considered the benefit bestowed on the Company and its stockholders by the existence of the Alternative Merger in the event the stockholders of El Paso do not approve the Merger.

     On the basis of, and subject to the foregoing, we are of the opinion that the Consideration to be received by the holders of the Shares other than El Paso and its affiliates is fair to such stockholders from a financial point of view.

                                          Very truly yours,

                                           /s/ MERRILL LYNCH, PIERCE, FENNER &
                                                    SMITH INCORPORATED
                                          --------------------------------------
                                             MERRILL LYNCH, PIERCE, FENNER &
                                                    SMITH INCORPORATED

                                    PART II

ITEM 20. INDEMNIFICATION DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law (the "DGCL") provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement in connection with specified actions, suits, proceedings whether civil, criminal, administrative, or investigative (other than action by or in the right of the corporation -- a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such action, and the statue requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statue provides that it is not exclusive of other indemnification that may be granted by a corporation's charter, by-laws, disinterested director vote, stockholder vote, agreement, or otherwise.

     Article X of the by-laws of El Paso requires indemnification to the full extent permitted under Delaware law as from time to time in effect. Subject to any restrictions imposed by Delaware law, the by-laws of El Paso provide an unconditional right to indemnification for all expense, liability, and loss (including attorney's fees, judgments, fines, ERISA excise taxes, or penalties and amounts paid in settlement) actually and reasonably incurred or suffered by any person in connection with any actual or threatened proceeding (including, to the extent permitted by law, any derivative action) by reason of the fact that such person is or was serving as a director or officer or employee of El Paso, such person or is or was serving at the request of El Paso as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, or other enterprise, including service with respect to an employee benefit plan. The by-laws of El Paso also provide that El Paso may, by action of its board of directors, provide indemnification to its agents with the same scope and effect as the foregoing indemnification of directors and officers.

     Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) payment of unlawful dividends or unlawful stock purchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit.

     Article 10 of El Paso's restated certificate of incorporation, as amended, provides that to the full extent that the DGCL, as it now exists or may hereafter be amended, permits the limitation or elimination of the liability of directors, a director of El Paso shall not be liable to El Paso or its stockholders for monetary damages for breach of fiduciary duty as a director. Any amendment to or repeal of such Article 10 shall not adversely affect any right or protection of a director of El Paso for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

     El Paso maintains directors' and officers' liability insurance which provides for payment, on behalf of the directors and officers of El Paso and its subsidiaries, of certain losses of such persons (other than matters uninsurable under law) arising from claims, including claims arising under the Securities Act of 1933, as amended ("Securities Act") for acts or omissions by such persons while acting as directors or officers of El Paso and/or its subsidiaries, as the case may be.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits.


        EXHIBIT
         NUMBER                                    DESCRIPTION
        -------                                    -----------
          2.1              -- Second Amended and Restated Agreement and Plan of Merger,
                              dated as of March 13, 1999, by and between Sonat Inc. and
                              El Paso Energy Corporation (included in the Joint Proxy
                              Statement/Prospectus as Annex A).
          3.1              -- Restated Certificate of Incorporation of El Paso Energy
                              Corporation dated July 16, 1998; Certificate of
                              Designation, Preferences and Rights of Series A Junior
                              Participating Preferred Stock of El Paso Energy
                              Corporation, dated July 16, 1998, as amended (Exhibit 3.1
                              to El Paso Energy Corporation's Form 8-K, filed August 3,
                              1998, File No. 1-14365).
          3.2              -- By-laws of El Paso Energy Corporation, as amended, dated
                              October 21, 1998 (Exhibit 3.B to El Paso Energy
                              Corporation's Form 10-Q, filed November 12, 1998, File
                              No. 1-14365).
         *3.3              -- Form of Restated Certificate of Incorporation of El Paso
                              Energy Corporation to be adopted in connection with the
                              merger described herein.
         *3.4              -- Form of By-laws of El Paso Energy Corporation.
         *4.1              -- Amended and Restated Shareholders Rights Agreement
                              between El Paso Energy Corporation and BankBoston, N.A.,
                              dated January 20, 1999 (Exhibit 1 to El Paso Energy
                              Corporation's Registration Statement on Form 8-A/A
                              Amendment No. 1 filed January 29, 1999, File No.
                              1-14365).
         *4.2              -- Form of Certificate of Designation of the Senior
                              Cumulative Exchangeable Preferred Stock of El Paso Energy
                              Corporation.
         *4.3              -- Specimen Certificate for the Senior Cumulative
                              Exchangeable Preferred Stock.
         *4.4              -- Form of Deposit Agreement.
          5.1              -- Opinion of Fried, Frank, Harris, Shriver & Jacobson
                              regarding the legality of the shares being issued in the
                              Merger.
          8.1              -- Opinion of Fried, Frank, Harris, Shriver & Jacobson
                              regarding tax matters.
          8.2              -- Opinion of Wachtell, Lipton, Rosen & Katz regarding tax matters.
         10.1              -- Amended and Restated Stock Option Agreement, dated as of
                              March 13, 1999, by and between Sonat Inc. and El Paso
                              Energy Corporation (Sonat as Issuer) (included in the
                              Joint Proxy Statement/Prospectus as Annex B).
         10.2              -- Amended and Restated Stock Option Agreement, dated as of
                              March 13, 1999, by and between Sonat Inc. and El Paso
                              Energy Corporation (El Paso as Issuer) (included in the
                              Joint Proxy Statement/Prospectus as Annex C).
        *10.3              -- Voting Agreement, dated March 13, 1999, by and between
                              Selim K. Zilkha in his individual capacity and in his
                              capacity of trustee of the Selim K. Zilkha Trust, Michael
                              Zilkha and El Paso Energy Corporation.
        *10.4              -- Voting Agreement, dated March 13, 1999, by and between
                              Ronald L. Kuehn, Jr. and El Paso Energy Corporation.
        *10.5              -- Form of Termination and Consulting Agreement between
                              Ronald L. Kuehn, Jr. and El Paso Energy Corporation.
         12.1              -- Ratio of earnings to combined fixed charges and preferred stock dividends.
         23.1              -- Consent of PricewaterhouseCoopers LLP.
         23.2              -- Consent of Ernst & Young LLP.

        EXHIBIT
         NUMBER                                    DESCRIPTION
        -------                                    -----------
         23.3              -- Consent of KPMG LLP.
         23.4              -- Consent of William M. Cobb & Associates, Inc.
         23.5              -- Consent of Ryder Scott Company Petroleum Engineers.
         23.6              -- Consent of Donaldson, Lufkin & Jenrette Securities
                              Corporation.
        *23.7              -- Consent of Merrill Lynch, Pierce, Fenner & Smith
                              Incorporated.
         23.8              -- Consent of Fried, Frank, Harris, Shriver & Jacobson
                              (included in Exhibits 5.1 and 8.1 to this Registration
                              Statement).
         23.9              -- Consent of Wachtell, Lipton, Rosen & Katz (included in
                              Exhibit 8.2 to this Registration Statement).
        *24.1              -- Power of Attorney of directors of Registrant.
        *99.1              -- Consents of Selim K. Zilkha and Ronald L. Kuehn, Jr.
         99.2              -- Forms of Proxy of El Paso Energy Corporation.
         99.3              -- Form of Proxy of Sonat Inc.
         99.4              -- Form of Sonat Savings Plan Voting Instructions.


---------------

 * Previously filed as an exhibit to the Registration Statement on Form S-4 filed April 7, 1999.


     All supporting schedules have been omitted because they are not required or the information required to be set forth therein is included in the consolidated financial statements or in the notes thereto.


ITEM 22. UNDERTAKINGS.

     (A) The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

             (ii)To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act, if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this Registration Statement; provided, however, that the undertakings set forth in paragraphs (1)(i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") that are incorporated by reference in this registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (B) The undersigned Registrant hereby undertakes, that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (C) The undersigned Registrant hereby undertakes:

          (1) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     (E) The undersigned Registrant hereby undertakes:

          (1) That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (2) That every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of
     Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (F) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (G) The undersigned Registrant hereby undertakes:

          (1) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

          (2) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on April 30, 1999.


                                            EL PASO ENERGY CORPORATION

                                            By:     /s/ H. BRENT AUSTIN
                                              ----------------------------------
                                                       H. Brent Austin
                                                   Executive Vice President
                                                 and Chief Financial Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates as indicated.



                      SIGNATURE                                      TITLE                     DATE
                      ---------                                      -----                     ----

                          *                              Chairman of the Board,           April 30, 1999
-----------------------------------------------------      President, Chief Executive
                   William A. Wise                         Officer and Director

                 /s/ H. BRENT AUSTIN                     Executive Vice President and     April 30, 1999
-----------------------------------------------------      Chief Financial Officer
                   H. Brent Austin

                          *                              Vice President and Controller    April 30, 1999
-----------------------------------------------------      (Chief Accounting Officer)
                  Jeffrey I. Beason

                          *                              Director                         April 30, 1999
-----------------------------------------------------
                  Byron Allumbaugh

                          *                              Director                         April 30, 1999
-----------------------------------------------------
                 Juan Carlos Braniff

                          *                              Director                         April 30, 1999
-----------------------------------------------------
                   Peter T. Flawn

                          *                              Director                         April 30, 1999
-----------------------------------------------------
                  James F. Gibbons

                          *                              Director                         April 30, 1999
-----------------------------------------------------
                     Ben F. Love

                          *                              Director                         April 30, 1999
-----------------------------------------------------
                 Kenneth L. Smalley

                          *                              Director                         April 30, 1999
-----------------------------------------------------
                   Malcolm Wallop

              *By: /s/ H. BRENT AUSTIN
  ------------------------------------------------
                   H. Brent Austin
                  Attorney-in-Fact

                                 EXHIBIT INDEX


        EXHIBIT
         NUMBER                                    DESCRIPTION
        -------                                    -----------

           2.1             -- Second Amended and Restated Agreement and Plan of Merger,
                              dated as of March 13, 1999, by and between Sonat Inc. and
                              El Paso Energy Corporation (included in the Joint Proxy
                              Statement/Prospectus as Annex A).
           3.1             -- Restated Certificate of Incorporation of El Paso Energy
                              Corporation dated July 16, 1998; Certificate of
                              Designation, Preferences and Rights of Series A Junior
                              Participating Preferred Stock of El Paso Energy
                              Corporation, dated July 16, 1998, as amended (Exhibit 3.1
                              to El Paso Energy Corporation's Form 8-K, filed August 3,
                              1998, File No. 1-14365).
           3.2             -- By-laws of El Paso Energy Corporation, as amended, dated
                              October 21, 1998 (Exhibit 3.B to El Paso Energy
                              Corporation's Form 10-Q, filed November 12, 1998, File
                              No. 1-14365).
          *3.3             -- Form of Restated Certificate of Incorporation of El Paso
                              Energy Corporation to be adopted in connection with the
                              merger described herein.
          *3.4             -- Form of By-laws of El Paso Energy Corporation.
          *4.1             -- Amended and Restated Shareholders Rights Agreement
                              between El Paso Energy Corporation and BankBoston, N.A.,
                              dated January 20, 1999 (Exhibit 1 to El Paso Energy
                              Corporation's Registration Statement on Form 8-A/A
                              Amendment No. 1 filed January 29, 1999, File No.
                              1-14365).
          *4.2             -- Form of Certificate of Designation of the Senior
                              Cumulative Exchangeable Preferred Stock of El Paso Energy
                              Corporation.
          *4.3             -- Specimen Certificate for the Senior Cumulative
                              Exchangeable Preferred Stock.
          *4.4             -- Form of Deposit Agreement.
           5.1             -- Opinion of Fried, Frank, Harris, Shriver & Jacobson
                              regarding the legality of the shares being issued in the
                              Merger.
           8.1             -- Opinion of Fried, Frank, Harris, Shriver & Jacobson
                              regarding tax matters.
           8.2             -- Opinion of Wachtell, Lipton, Rosen & Katz regarding tax matters.
          10.1             -- Amended and Restated Stock Option Agreement, dated as of
                              March 13, 1999, by and between Sonat Inc. and El Paso
                              Energy Corporation (Sonat as Issuer) (included in the
                              Joint Proxy Statement/Prospectus as Annex B).
          10.2             -- Amended and Restated Stock Option Agreement, dated as of
                              March 13, 1999, by and between Sonat Inc. and El Paso
                              Energy Corporation (El Paso as Issuer) (included in the
                              Joint Proxy Statement/Prospectus as Annex C).
         *10.3             -- Voting Agreement, dated March 13, 1999, by and between
                              Selim K. Zilkha in his individual capacity and in his
                              capacity of trustee of the Selim K. Zilkha Trust, Michael
                              Zilkha and El Paso Energy Corporation.
         *10.4             -- Voting Agreement, dated March 13, 1999, by and between
                              Ronald L. Kuehn, Jr. and El Paso Energy Corporation.
         *10.5             -- Form of Termination and Consulting Agreement between
                              Ronald L. Kuehn, Jr. and El Paso Energy Corporation.
          12.1             -- Ratio of earnings to combined fixed charges and preferred stock dividends.
          23.1             -- Consent of PricewaterhouseCoopers LLP.
          23.2             -- Consent of Ernst & Young LLP.
          23.3             -- Consent of KPMG LLP.

        EXHIBIT
         NUMBER                                    DESCRIPTION
        -------                                    -----------
          23.4             -- Consent of William M. Cobb & Associates, Inc.
          23.5             -- Consent of Ryder Scott Company Petroleum Engineers.
          23.6             -- Consent of Donaldson, Lufkin & Jenrette Securities
                              Corporation.
         *23.7             -- Consent of Merrill Lynch, Pierce, Fenner & Smith
                              Incorporated.
          23.8             -- Consent of Fried, Frank, Harris, Shriver & Jacobson
                              (included in Exhibits 5.1 and 8.1 to this Registration
                              Statement).
          23.9             -- Consent of Wachtell, Lipton, Rosen & Katz (included in
                              Exhibit 8.2 to this Registration Statement).
         *24.1             -- Power of Attorney of directors of Registrant.
         *99.1             -- Consents of Selim K. Zilkha and Ronald L. Kuehn, Jr.
          99.2             -- Forms of Proxy of El Paso Energy Corporation.
          99.3             -- Form of Proxy of Sonat Inc.
          99.4             -- Form of Sonat Savings Plan Voting Instructions.


---------------


 * Previously filed as an exhibit to the Registration Statement on Form S-4 filed April 7, 1999.